As filed with the Securities and Exchange Commission on November 1, 2021

Registration Nos.     333-

811-07467

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    [X]

Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No.	[ ]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

Amendment No. 120                    [X]

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A

(Exact Name of Registrant)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

(Name of Depositor)

800 Westchester Avenue, Suite 641 North, Rye Brook, NY 10573

(Address of Depositor’s Principal Executive Offices) (Zip Code)

(203) 762-4400

(Depositor’s Telephone Number, including Area Code)

CT Corporation System

28 Liberty Street

Floor 42

New York, NY 10005

(212) 894-8940

(Name and Address of Agent for Service)

Copies of all communications to:

Karen Carpenter	Dodie C. Kent, Esq.
Assistant General Counsel	Partner
Wilton Reassurance Company	Eversheds Sutherland (US) LLP
4840 N. River Blvd.	1114 Avenue of the Americas, 40th Floor
Cedar Rapids, Iowa 52411	New York, New York 10036

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered: Units of interest in Allstate Life of New York Separate Account A under deferred variable annuity contracts.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note: Units of interest supporting the deferred variable annuity contracts issued through the Registrant were previously registered on Form N-4 (File Nos. 333-114629; 811-07467). Upon effectiveness of the merger of Allstate Life Insurance Company of New York with and into Wilton Reassurance Life Company of New York (“WRNY”), WRNY became the obligor of the contracts and the depositor of Registrant, necessitating the filing of a new Registration Statement under the Securities Act of 1933 and an amendment to the Registration Statement under the Investment Company Act of 1940.

ALLSTATE VARIABLE ANNUITY 3 ASSETMANAGER

Individual Flexible Premium Deferred Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Allstate Life of New York Separate Account A

Supplement dated November 1, 2021 to the Prospectus dated April 30, 2005

Administrative Office:

Street Address: 5801 SW 6th Ave., Topeka, KS 66636

Mailing Address: P.O. Box 758559, Topeka, KS 66675-8559

Telephone Number: 1-800-457-8207

Fax: 1-785-228-4584

This supplement updates certain information contained in the prospectus, dated April 30, 2005, for the Allstate Variable Annuity 3 AssetManager individual flexible premium deferred variable annuity contract (the “Contract”). Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus.

Wilton Reassurance Life Company of New York (“WRNY”) is supplementing the prospectus dated April 30, 2005 for Allstate Variable Annuity 3 AssetManager (the “Contract”) to provide information regarding the merger (the “Merger”) of Allstate Life Insurance Company of New York (“Allstate New York”), with and into WRNY and to update certain other information since the prospectus was last updated. Please read this supplement carefully and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the prospectus. Except as modified in this supplement, all other terms and information in the prospectus remain unchanged.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate New York. On November 1, 2021 Allstate New York merged into WRNY a subsidiary of WRAC (the “Merger”).

Before the Merger, Allstate New York was the issuer of your Contract. After the Merger, Allstate New York’s corporate existence ceased by operation of law, and WRNY assumed legal ownership of all of the assets of Allstate New York, including Allstate Life of New York Separate Account A (the “Variable Account”) that funds the Contract, and the assets of the Variable Account. As a result of the merger, WRNY became responsible for all liabilities and obligations of Allstate New York, including those created under your Contract.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change the insurance company that provides your Contract benefits from Allstate New York to WRNY. The Merger did not affect your Contract’s values or result in any adverse tax consequences for any Contractowners. Contractowners will not be charged additional fees or expenses as a result of the Merger.

All references in the prospectus to Allstate Life Insurance Company of New York are changed to Wilton Reassurance Life Company of New York.

You will receive a Contract endorsement from WRNY that reflects the change from Allstate New York to WRNY. Until we amend all forms we use that are related to the Contract, we may still reflect Allstate New York in correspondence and disclosure to you.

The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional purchase payments.

You can contact us about your Contract by writing to us at P.O. Box 758559, Topeka, KS 66675-8559 or calling us at 1-800-457-8207. You may obtain a copy of the Prospectus without charge by going to https://www.accessallstate.com.

Revisions to the Prospectus

The information below describes changes to the prospectus as a result of the Merger and otherwise updates information in the prospectus.

I.

References to Allstate Life Insurance Company of New York (including references to “Allstate New York,” “we,” “us” and “our”) throughout the prospectus that are not otherwise addressed below are replaced with references to WRNY.

II.

Please note that there are currently 27 Variable Sub-Accounts available for investment under the Contract, each investing in a different underlying Fund with its own investment objective, policies and risks.

III.

The following replaces the information related to total annual operating expenses of the Funds and the subsequent cost example on page 7 under “ANNUAL PORTFOLIO EXPENSES.” Please note that the fees and expenses of the Contract have not changed as a result of the Merger, and the following information is being provided solely to update the total annual operating expenses of the Funds and to update the cost example.

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These expenses may vary from year to year. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses). Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2020.	0.24%	1.85%

Example

This example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses. The example shows the dollar amount of expenses that you would bear directly or indirectly if you:

•	invested $10,000 in the Contract for the time periods indicated,

•	earned a 5% annual return on your investment,

•	surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period,

•	elected the Performance Death Benefit Option of 0.13%.

The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

Allstate VA3 Asset Manager

	Assuming maximum fees and expenses of any of the portfolios available with the benefit				Assuming minimum fees and expenses of any of the portfolios available with the benefit
	1 Yr	3 Yrs	5 Yrs	10 Yrs	1 Yr	3 Yrs	5 Yrs	10 Yrs

With Withdrawal Charge (Surrendered or annuitized for less than 120 months)	$469	$1,164	$1,959	$4,018	$306	$680	$1,160	$2,465

If you keep the annuity or annuitize for 120 months or longer	$384	$1,164	$1,959	$4,018	$221	$680	$1,160	$2,465

Please remember that you are looking at examples and not a representation of past or future expenses. Your rate of return may be higher or lower than 5%, which is not guaranteed.

IV.	The following replaces the section titled “Financial Information” on page 9.

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the “ACCUMULATION UNIT.” Each Variable Sub-Account has a separate value for its Accumulation Units we call the “ACCUMULATION UNIT VALUE.” Accumulation Unit Value is similar to, but not the same as, the share price of a mutual fund.

Attached as Appendix A to this prospectus are tables showing the Accumulation Unit Values of each Variable Sub-Account currently available under the Contract. Prior to May 1, 2004, the Contract were issued through the Allstate Life of New York Variable Account II. Effective May 1, 2004, Allstate Life of New York Variable Annuity Account and Allstate Life of New York Variable Annuity Account II combined with and into the Variable Account. As a result of the merger, the Contracts are now issued through the Variable Account. For more information, see the supplement dated November 1, 2021 to the Statement of Additional Information, which contains the following financial statements:

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Variable Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December 31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS , SEC file No. 811-07467, filed on April 16, 2021.

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Variable Account are presented in conformity with accounting principles generally accepted in the United States of America.

For a free copy of the SAI and supplement dated November 1, 2021, simply call or write us at the phone number or address of our Administrative Office: P.O. Box 758559, Topeka, KS 66675-8559, 1-800-457-8207. In addition, the SAI and supplement dated November 1, 2021 is available on the SEC’s website at www.sec.gov.

V.	The following replaces the table in the section titled “Investment Alternatives: The Variable Sub-Accounts” beginning on page 12:

Portfolio:	Objective:	Investment Adviser:
AIM Variable Insurance Funds
Invesco V.I. High Yield Fund – Series II	The Fund’s investment objective is total return, comprised of current income and capital appreciation.	Invesco Advisers, Inc.
Invesco V.I. Core Equity Fund – Series I*	The Fund’s investment objective is long-term growth of capital.
Invesco V.I. Diversified Dividend Fund – Series II	The Fund’s investment objective is to provide reasonable current income and long-term growth of income and capital.
Invesco V.I. American Value Fund – Series I	The Fund’s investment objective is long-term capital appreciation.
Invesco V.I. Global Core Equity Fund – Series II*	The Fund’s investment objective is long-term capital appreciation by investing primarily in equity securities of issuers throughout the world, including U.S. issuers.
Invesco V.I. Equity - Income Fund – Series II	The fund seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund’s goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Invesco V.I. Comstock Fund – Series I	The Fund’s investment objective is to seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

Invesco V.I. American Franchise Fund – Series I	The Fund’s investment objective is long-term capital appreciation.
Invesco V.I. S&P 500 Index Fund – Series II	The Fund’s investment objective is to provide investment results that, before expenses, correspond to the total return (i.e., the combination of capital changes and income) of the Standard & Poor’s® 500 Composite Stock Price Index.
Invesco V.I. Discovery Mid Cap Growth Fund – Series II*	The Fund’s investment objective is to seek capital appreciation.
Morgan Stanley Variable Insurance Funds, Inc.
Morgan Stanley VIF Emerging Markets Equity Portfolio, Class I	The Fund seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	Morgan Stanley Investment Management Inc.
Morgan Stanley VIF Discovery Portfolio, Class I	Seeks long-term capital growth by investing primarily in common stocks and other equity securities.
Morgan Stanley VIF Global Strategist Portfolio, Class I	The Fund seeks total return.
Morgan Stanley VIF Global Strategist Portfolio, Class II*	The Fund seeks total return.
Morgan Stanley VIF Global Infrastructure Portfolio, Class II	The Fund seeks both capital appreciation and current income.
Morgan Stanley VIF Growth Portfolio, Class I	The Fund seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.
Morgan Stanley VIF Growth Portfolio, Class II*	The Fund seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies.
Morgan Stanley VIF U.S. Real Estate Portfolio, Class I*	The Fund seeks to provide above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts.

AB Variable Products Series Fund, Inc. (Class B)
AB VPS Growth and Income Portfolio - Class B	Long-term growth of capital.	AllianceBernstein L.P.
AB VPS Large Cap Growth Portfolio - Class B	Long-term growth of capital.
Putnam Variable Trust (Class IB)
Putnam VT Large Cap Value Fund - Class IB	The fund seeks capital growth and current income.	Putnam Investment Management, LLC
Putnam VT International Equity Fund - Class IB	The fund seeks capital appreciation.
Putnam VT Small Cap Value Fund - Class IB	The fund seeks capital appreciation.
Putnam VT Growth Opportunities Fund - Class IB	The fund seeks capital appreciation.
Fidelity Variable Insurance Products
Fidelity VIP® Government Money Market Portfolio – Service Class 2	The fund seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity Management & Research Company LLC
Morgan Stanley Variable Investment Series
Morgan Stanley VIS Income Plus Portfolio, Class Y	The Fund seeks as a primary objective to provide a high level of current income by investing primarily in U.S. government securities and other fixed-income securities. As a secondary objective, the Fund seeks capital appreciation but only when consistent with its primary objective.	Morgan Stanley Investment Management Inc.

* closed to all contract owners except those contract owners who have contract value invested in the variable sub-accounts as of the notice date

VI.	The following replaces the section titled “ALLSTATE NEW YORK” under the heading “More Information” beginning on page 23:

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

WRNY is a stock life insurance company incorporated under the laws of the State of New York. On October 1, 2021, Allstate New York became a wholly owned subsidiary of Wilton Reassurance Company (“Wilton”), a life insurance company incorporated under the laws of Minnesota. Subsequent to the acquisition, on November 1, 2021 Allstate New York merged into and become a part of WRNY another wholly owned subsidiary of Wilton. WRNY is engaged in the administration of life insurance and annuity contracts and is licensed in all 50 states, the District of Columbia, and the U.S. Virgin Islands.

WRNY’s home office is located at 800 Westchester Avenue, Suite 641 North, Rye Brook, New York.

VII.	The following replaces the first paragraph under the section titled “THE VARIABLE ACCOUNT” under the heading “More Information” on page 24:

THE VARIABLE ACCOUNT

Allstate New York established the Allstate Life Insurance Company of New York Separate Account A on December 15, 1995. The Contracts were previously issued through the Allstate Life of New York Variable Account II. Effective May 1, 2004, the Variable Account combined with Allstate Life of New York Variable Annuity Account and Allstate Life of New York Variable Annuity Account II and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the “Consolidation”). The accumulation unit values for the Variable Sub- Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or WRNY. Due to the merger of Allstate New York into WRNY, Variable Account became a separate account of WRNY on November 1, 2021.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York insurance law. That means we account for the Variable Account’s income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of WRNY.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account.

VIII. The	following replaces the section titled “THE CONTRACT” under the heading “More Information” on page 25:

THE CONTRACT

The Contracts are no longer offered for new sales, but existing Contractowners may continue to make additional purchase payments. As such, the Contract is considered to be continuously offered by WRNY and the Variable Account.

Allstate Distributors, LLC, (“ADLLC”) located at 3075 Sanders Road, Northbrook, IL 60062, serves as principal underwriter of the Contracts. ADLLC is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and is a member of the FINRA.

WRNY pays ADLLC a fee for its customary services as principal underwriter.

Prior to August 18, 2021, Morgan Stanley & Co. was principal underwriter. Morgan Stanley & Co. resigned as principal underwriter and ADLLC has taken over its rights and duties. This change had no effect on our obligations to you under your Contract.

IX.	The following replaces the section titled “LEGAL MATTERS” under the heading “More Information” on page 25:

LEGAL MATTERS

All matters of New York state law pertaining to the Contracts, including the validity of the Contracts and WRNY’s right to issue such Contracts under New York state insurance law, have been passed upon by Jaime Merritt, Assistant Secretary of WRNY.

X. The following replaces the section under the heading “TAXES” on page 26:

TAXES

This section provides a general summary of the federal tax law as it pertains to the Contract. We believe that the Contract will qualify as a tax-deferred annuity contract for federal income tax purposes and the following summary assumes so. We do not discuss state or local taxes herein, except as noted. The law described herein could change, possibly retroactively. We have the right to modify the Contract in response to changes in the law that affect the favorable tax treatment for annuity owners. We do not offer this summary as tax advice, for which you should consult a qualified tax adviser.

Taxation of a Contract will depend, in part, on whether the Contract is purchased as part of a qualified retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code (each a “Qualified Contract”) or outside of a retirement account or plan that is qualified for special treatment under the Code (each a “Non-Qualified Contract”).

Taxation of Qualified Contracts

The following discussion applies to a Contract that has been purchased as part of a Qualified Contract. If a Qualified Contract is purchased, the tax treatment of purchase payments, annuity payments, surrenders and death benefits with respect to a Qualified Contract will be governed by the tax law applicable to qualified retirement plans and IRAs. The IRS has not reviewed the Contracts for qualification as an appropriate investment for a retirement plan, IRA, Roth IRA or other retirement account or plan that is qualified for special treatment under the Code.

Individual Retirement Annuities (IRAs), as defined in Section 408 of the Code, permit individuals to make annual contributions of up to the lesser of a specified dollar amount for the year or the amount of compensation includible in the individual’s gross income for the year. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain retirement plans may be “rolled over” into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. An additional 10% tax generally applies to distributions made before age 59 1⁄2, unless an exception applies. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

SIMPLE IRAs permit certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a specified percentage of compensation. The sponsoring employer is required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRAs are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1⁄2 are subject to an additional 10 percent tax, which is increased to 25 percent if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan.

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and an additional 10% tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. An additional 10% tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made. Distributions that are rolled over to an IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Corporate pension and profit-sharing plans under Section 401(a) of the Code allows corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee’s retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1⁄2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

If your Contract was issued pursuant to a 403(b) plan, we generally are required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer such payments you request until all information required under the tax law has been received. By requesting a surrender or transfer, you consent to the sharing of confidential information about you, the Contract, and transactions under the Contract and any other 403(b) contracts or accounts you have under the 403(b)

plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.

Section 457(b) Plans, while not actually providing for a qualified plan as that term is normally used, Section 457(b) provides for certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer.

Withdrawals

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract’’ to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the “investment in the contract” under a Qualified Contract can be zero.

Other Tax Issues

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirements plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

On December 20, 2019, the SECURE Act was passed as part of the comprehensive government appropriations bill. The legislation makes significant changes to laws affecting retirement plans and includes provisions with an immediate or January 1, 2020 effective date.

Please note the following changes to the required minimum distribution (“RMD”) rules:

•

The SECURE Act limits the availability of the “stretch” feature for non-spouse beneficiaries of IRAs and defined contribution retirement plans. Most non-spouse beneficiaries will no longer be able to satisfy the RMD rules with lifetime distributions, but will have to take their distributions within ten years after your death. Certain exceptions apply to “eligible designated beneficiaries which include disabled and chronically ill individuals, individuals who are ten or less years younger than the deceased individual, and children who have not reached the age of majority. This change applies to distributions to designated beneficiaries of individuals who die on and after January 1, 2020.

•

The age on which RMDs generally must begin is extended from age 70 1⁄2 to age 72 for individuals who reach age 70 1⁄2 on or after January 1, 2020. Individuals who had already attained age 70 1⁄2 as of that date must begin or continue taking required minimum distributions based on age 70 1⁄2 required beginning date.

Consult your tax adviser if you think you may be affected by these changes.

Taxation of Non-Qualified Contracts

The following discussion applies to Non-Qualified Contracts. Purchase payments for Non-Qualified Contracts are on an “after-tax” basis, so you pay federal income tax only on your net earnings and net realized gains under the Contract. Generally, these earnings and gains are taxed when you receive distributions thereof under the Contract.

When a non-natural person owns a Non-Qualified Contract, the Contract generally will not be treated as an annuity for federal tax purposes and thus will not enjoy the benefit of tax deferral. However, a Contract owned by a non-natural person as agent for an individual will be treated as an annuity for those purposes.

This summary assumes that the Contractowner is a natural person who is a U.S. citizen or U.S. resident. The federal tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different.

Purchase Payments

Your purchase payments are not deductible from your gross income for federal income tax purposes.

Increases in Accumulated Value

Generally, you pay no federal income tax on increases in your Contract’s Accumulated Value until there is a distribution from a Contract. A distribution occurs when there is a partial withdrawal or full surrender or annuity payments begin.

Annuity Payments

Once annuity payments begin, you generally will be taxed for federal income tax purposes only on the net investment income and investment gains you have earned (as ordinary income) and not on the amount of your purchase payments. As a result, a portion of each payment is taxable as ordinary income. The remaining portion is a nontaxable recovery of your investment in the Contract. Generally, your investment in the Contract equals the purchase payments you made, less any amounts you previously withdrew that were not taxable.

For Fixed Annuity Payments, the tax-free portion of each payment is determined by:

•	dividing your investment in the Contract by the total amount you expect to receive out of the Contract, and

•	multiplying the result by the amount of the payment.

For Variable Annuity Payments, the tax-free portion of each payment is (a) your investment in the Contract divided by (b) the number of expected payments.

The remaining portion of each payment, and all of the payments you receive after you recover your investment in the Contract, are fully taxable.

Withdrawals and Surrenders

Before annuity payments begin, withdrawals and surrenders are taxed for federal income tax purposes as follows:

•

a partial withdrawal or total surrender is taxed in the year of receipt to the extent that the Contract’s Accumulated Value exceeds the investment in the Contract (that is, on an “income first” basis); and

•	an additional tax equal to 10% of the taxable distribution applies to distributions before the taxpayer reaches age 59 1⁄2 subject to certain exceptions.

The additional 10% federal tax is generally not imposed on withdrawals that are:

•	made on or after the death of a Contractowner;

•	attributable to the taxpayer becoming disabled; or

•	made as part of a series of substantially equal periodic payments for the life or life expectancy of the taxpayer or for the joint life or joint life expectancy of the taxpayer and the spouse.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1⁄2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the additional 10% federal tax with interest. Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above.

For purposes of surrenders, the Code treats all deferred Non-Qualified Contracts that we issue to you in the same calendar year as a single Contract.

Required Distributions

In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of an owner of the Contract. Specifically, section 72(s) requires that (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner’s death. These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Other rules apply to Qualified Contracts.

Death Benefits

Unlike the death benefit on a life insurance policy, the death benefit paid on an annuity contract does not pass to the beneficiary free of federal income tax. Generally, a death benefit is included in the income of the recipient as follows:

•	if distributed in a lump sum, it is taxed in the same manner as a surrender of the Contract;

•	if distributed under an annuity payout option, it is taxed in the same manner as annuity payments.

The death benefit paid to a Beneficiary on a Contract is ordinary income to the Beneficiary to the extent it exceeds the Contractowner’s investment in the Contract. The Beneficiary must pay federal income tax on this amount at the Beneficiary’s tax rate. Moreover, the death benefit may also be included in the Contractowner’s federal gross estate unless the Beneficiary is the spouse. If the Beneficiary is not the spouse, the Beneficiary may be eligible for a special federal income tax deduction for a portion of the federal estate tax attributable to the death benefit.

Additional Tax Considerations

Transfers, Assignments and Contract Exchanges

Transferring or assigning ownership of the Contract, designating an annuitant other than the owner, selecting or changing Annuity Commencement Dates or exchanging a Contract (unless the exchange qualifies as a tax-free exchange under Section 1035 of the Code) may result in certain tax consequences, such as liability for federal income and gift taxes, not explained in this prospectus.

Tax Withholding and Reporting

The Code generally requires us to withhold income tax from any Contract distribution, including a partial withdrawal or total surrender or an annuity payment. The amount of withholding depends, in part, on whether the payment is “periodic” or “non-periodic.”

For periodic payments (e.g., annuity payments), if you do not fill out a withholding certificate, tax will be withheld as if you were married and claiming three withholding allowances. If you want us to withhold on a different basis, you must file an appropriate withholding certificate with us. For non-periodic payments (e.g., distributions such as partial withdrawals), we generally withhold 10% of the taxable portion of each payment.

You may elect not to have the withholding rules apply (see exception below regarding “eligible rollover distributions”). For periodic payments, your election is effective for the calendar year for which you file it with us, and for each subsequent year until you amend or modify it. For non-periodic payments, an election is effective when you file it with us, but only for the payment to which it is applicable. We have to notify your recipients of your right to elect not to have taxes withheld.

The Code generally requires us to report all payments to the Internal Revenue Service.

“Eligible rollover distributions” from section 401(a), 403(a), 403(b), and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee’ spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to a tax qualified plan, IRA, Roth IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions; or (ii) non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While we are not discussing the federal estate tax implications of the Contract, owners of variable annuity contracts should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

Under certain circumstances, the Code may impose a generation-skipping (“GST”) tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Internal Revue Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the Internal Revenue Service.

The federal estate tax, gift tax, and GST tax exemptions and maximum rates may be adjusted each year. The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Medicare Tax

Distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax adviser for more information.

Definition of Spouse

All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax adviser for more information on this subject.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain Funds to foreign jurisdictions to the extent permitted under federal tax law.

Other Tax Issues

We are taxed as a “life insurance company” under the Code. We do not expect to incur any federal income tax as a result of the net earnings or realized net capital gains attributable to the Variable Account. Based upon this expectation, no charge is currently assessed against the Variable Account for such tax. If we incur such tax in the future, we may assess a charge for such tax against the Variable Account. We may incur state and local income taxes (in addition to premium taxes) attributable to the Variable Account in several states. At present, these taxes are not significant and we currently do not impose any charge for such taxes against the Variable Account. We may, however, assess the Variable Account for such taxes in the future. If any charges for federal, state or local taxes are assessed against the Variable Account in the future, they could reduce the net investment performances of the Subaccounts.

In order for the Contract to be treated as an annuity contract for federal income tax purposes, the investments of each Subaccount to which purchase payments under the Contract are allocated must be “adequately diversified” in accordance with the Code and Treasury Department regulations. The investment adviser of the Funds monitors each Fund’s investment portfolio to ensure that the diversification requirements are met, because, for purposes thereof, a Fund’s assets are treated as if they are owned by each Subaccount that invests therein. If any Subaccount to which the purchase payments under your Contract are allocated failed to satisfy these requirements, you would be currently taxed on the net earnings and net realized gains of the Subaccount unless your Contract was held in a qualified plan or an IRA. The tax would apply from the first quarter of the failure, until we corrected the failure in conformity with a Treasury Department procedure. This is a risk that is common to all variable annuity contracts.

Each Fund under the Contract sells its shares not only to the Variable Account but also to other separate accounts that fund variable life insurance policies and variable annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of policyowners and contractowners that invest in the same Fund. If such a conflict were to arise, we would take whatever steps were necessary to protect the interests of policyowners and contractowners, including potentially substituting a different fund for the Fund. It is also possible that the failure of one separate account to comply with the federal tax law requirements could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Contractowner’s control of the investments of the Variable Account could cause the Contractowner, rather than us, to be treated as the owner of the assets in the Variable Account for federal tax purposes, which would result in the current taxation of the net income and net realized gains on those assets to the Contractowner. Based upon existing IRS guidance, we do not believe that the ownership rights of a Contractowner under the Contract would result in a Contractowner being treated as the owner of the assets of the Contract. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, we reserve the right to modify the Contract as necessary to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Contract.

XI.  The following is added to your prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER.

Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Administrative Office to learn what information we require for your particular request to be in “good order.” Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

CYBER SECURITY AND BUSINESS CONTINUITY RISKS

With the increasing use of technology and computer systems in general and, in particular, the Internet to conduct necessary business functions, the Company is susceptible to operational, information security and related risks. These risks, which are often collectively referred to as “cyber security” risks, may include deliberate or malicious attacks, as well as unintentional events and occurrences. These risks are heightened by our offering of increasingly complex products, such as those that feature automatic asset transfer or reallocation strategies, and by our employment of complex investment, trading and hedging programs. Cyber security is generally defined as the technology, operations and related protocol surrounding and protecting a user’s computer hardware, network, systems and applications and the data transmitted and stored therewith. These measures ensure the reliability of a user’s systems, as well as the security, availability, integrity, and confidentiality of data assets.

Deliberate cyber attacks can include, but are not limited to, gaining unauthorized access (including physical break-ins) to computer systems in order to misappropriate and/or disclose sensitive or confidential information; deleting, corrupting or modifying data; and causing operational disruptions. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (in order to prevent access to computer networks). In addition to deliberate breaches engineered by external actors, cyber security risks can also result from the conduct of malicious, exploited or careless insiders, whose actions may result in the destruction, release or disclosure of confidential or proprietary information stored on an organization’s systems.

The Company is also subject to risks related to disasters and other events, such as storms, earthquakes, fires, outbreaks of infectious diseases (such as COVID-19), utility failures, terrorist acts, political and social developments, and military and governmental actions. These risks are often collectively referred to as “business continuity” risks. These events could adversely affect the Company and our ability to conduct business and process transactions. Although the Company has business continuity plans, it is possible that the plans may not operate as intended or required and that the Company may not be able to provide required services, process transactions, deliver documents or calculate values. It is also possible that service levels may decline as a result of such events.

Cyber security events, disasters and similar events, whether deliberate or unintentional, that could impact the Company and Contract owners could arise not only in connection with our own administration of the Contract, but also with entities operating the Contract’s underlying funds and with third-party service providers. Cyber security and other events affecting any of the entities involved with the offering and administration of the Contract may cause significant disruptions in the business operations related to the Contract. Potential impacts may include, but are not limited to, potential financial losses under the Contract, your inability to conduct transactions under the Contract and/or with respect to an underlying fund, an inability to calculate unit values with respect to the Contract and/or the net asset value (“NAV”) with respect to an underlying fund, and disclosures of your personal or confidential account information.

In addition to direct impacts to you, cyber security and other events described above may result in adverse impacts to the Company, including regulatory inquiries, regulatory proceedings, regulatory and/or legal and litigation costs, and reputational damage. Costs incurred by the Company may include reimbursement and other expenses, including the costs of litigation and litigation settlements and additional compliance costs. Considerable expenses also may be incurred by the Company in enhancing and upgrading computer systems and systems security following a cyber security failure or responding to a disaster or similar event. The rapid proliferation of technologies, as well as the increased sophistication and activities of organized crime, hackers, terrorists, and others continue to pose new and significant cyber security threats. In addition, the global spread of COVID-19 has caused the Company and its service providers to implement business continuity plans, including widespread use of work-from-home arrangements. Although the Company, our service providers, and the underlying funds offered under the Contract may have established business continuity plans and risk management systems to mitigate risks, there can be no guarantee or assurance that such plans or systems will be effective, or that all risks that exist, or may develop in the future, have been completely anticipated and identified or can be protected against. Furthermore, the Company cannot control or assure the efficacy of the cyber security and business continuity plans and systems implemented by third-party service providers, the underlying funds, and the issuers in which the underlying funds invest.

XII.	The following replaces “Appendix A – Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount since Contracts were First Offered Basic Policy”

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.35

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
AB VPS Growth and Income Portfolio—Class B
	2011	$10.59323	$11.07486	3,339
	2012	$11.07486	$12.79732	3,321
	2013	$12.79732	$16.97638	3,305
	2014	$16.97638	$18.28647	1,002
	2015	$18.28647	$18.28036	313
	2016	$18.28036	$20.01258	313
	2017	$20.01258	$23.39369	312
	2018	$23.39369	$21.70750	312
	2019	$21.70750	$26.44667	311
	2020	$26.44667	$26.71047	311
AB VPS Large Cap Growth Portfolio—Class B
	2011	$6.93254	$6.60931	0
	2012	$6.60931	$7.56417	0
	2013	$7.56417	$10.21372	0
	2014	$10.21372	$11.45991	0
	2015	$11.45991	$12.52101	0
	2016	$12.52101	$12.63181	0
	2017	$12.63181	$16.39400	0
	2018	$16.39400	$16.53195	0
	2019	$16.53195	$21.89329	0
	2020	$21.89329	$29.16242	0
Fidelity® VIP Government Money Market Portfolio—Service Class 2
	2016	$10.00000	$9.90445	0
	2017	$9.90445	$9.80372	0
	2018	$9.80372	$9.79685	139
	2019	$9.79685	$9.82606	138
	2020	$9.82606	$9.70777	138
Invesco V.I. American Franchise Fund—Series I
	2011	$5.73100	$5.29975	0
	2012	$5.29975	$5.94048	727
	2013	$5.94048	$8.20502	716
	2014	$8.20502	$8.76941	707
	2015	$8.76941	$9.07591	125
	2016	$9.07591	$9.14848	125
	2017	$9.14848	$11.48265	125
	2018	$11.48265	$10.90626	125
	2019	$10.90626	$14.70029	124
	2020	$14.70029	$20.62543	124

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.35

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Value Fund—Series I
	2011	$14.45977	$14.38343	1,338
	2012	$14.38343	$16.62925	1,315
	2013	$16.62925	$22.00625	1,296
	2014	$22.00625	$23.80433	1,279
	2015	$23.80433	$21.32021	261
	2016	$21.32021	$24.27004	261
	2017	$24.27004	$26.30497	260
	2018	$26.30497	$22.64516	260
	2019	$22.64516	$27.90476	259
	2020	$27.90476	$27.81160	259
Invesco V.I. Comstock Fund, Series I
	2011	$12.64738	$12.23616	952
	2012	$12.23616	$14.37898	375
	2013	$14.37898	$19.27042	369
	2014	$19.27042	$20.77574	363
	2015	$20.77574	$19.25156	0
	2016	$19.25156	$22.25755	0
	2017	$22.25755	$25.85439	0
	2018	$25.85439	$22.38082	0
	2019	$22.38082	$27.63973	0
	2020	$27.63973	$27.00950	0
Invesco V.I. Core Equity Fund—Series I
	2011	$10.82865	$10.66633	5,541
	2012	$10.66633	$11.97179	5,525
	2013	$11.97179	$15.25077	5,511
	2014	$15.25077	$16.25571	889
	2015	$16.25571	$15.09721	154
	2016	$15.09721	$16.40779	154
	2017	$16.40779	$18.30295	154
	2018	$18.30295	$16.34320	154
	2019	$16.34320	$20.77352	154
	2020	$20.77352	$23.31031	153
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2020	$10.00000	$14.64851	0
Invesco V.I. Diversified Dividend Fund—Series II
	2011	$10.68464	$10.52432	1,228
	2012	$10.52432	$12.27781	1,227
	2013	$12.27781	$15.82420	306
	2014	$15.82420	$17.55147	305
	2015	$17.55147	$17.61296	305
	2016	$17.61296	$19.88381	304
	2017	$19.88381	$21.23424	304
	2018	$21.23424	$19.29173	303
	2019	$19.29173	$23.72443	303
	2020	$23.72443	$23.35138	302

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.35

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. Equity and Income Fund, Series II
	2011	$15.41451	$14.05357	1,281
	2012	$14.05357	$15.56664	1,258
	2013	$15.56664	$19.16073	1,238
	2014	$19.16073	$20.54056	1,220
	2015	$20.54056	$19.72147	143
	2016	$19.72147	$22.32215	143
	2017	$22.32215	$24.37346	143
	2018	$24.37346	$21.68391	143
	2019	$21.68391	$25.64815	143
	2020	$25.64815	$27.71841	143
Invesco V.I. Global Core Equity Fund—Series II
	2011	$12.99218	$10.53801	241
	2012	$10.53801	$11.77889	236
	2013	$11.77889	$14.19269	232
	2014	$14.19269	$14.05608	228
	2015	$14.05608	$13.62526	0
	2016	$13.62526	$14.30310	0
	2017	$14.30310	$17.28374	0
	2018	$17.28374	$14.38554	0
	2019	$14.38554	$17.69775	0
	2020	$17.69775	$19.71662	0
Invesco V.I. High Yield Fund—Series II
	2016	$9.85011	$10.41771	0
	2017	$10.41771	$10.89654	0
	2018	$10.89654	$10.35206	0
	2019	$10.35206	$11.54590	0
	2020	$11.54590	$11.70952	0
Invesco V.I. S&P 500 Index Fund—Series II
	2011	$8.86190	$8.86859	1,157
	2012	$8.86859	$10.09678	1,156
	2013	$10.09678	$13.09174	0
	2014	$13.09174	$14.57486	0
	2015	$14.57486	$14.47663	0
	2016	$14.47663	$15.86665	0
	2017	$15.86665	$18.92357	0
	2018	$18.92357	$17.70436	0
	2019	$17.70436	$22.79234	0
	2020	$22.79234	$26.43963	0
Morgan Stanley VIF Discovery Portfolio—Class I
	2016	$10.00000	$21.90202	0
	2017	$21.90202	$29.95580	0
	2018	$29.95580	$32.66594	0
	2019	$32.66594	$45.10904	0
	2020	$45.10904	$112.17583	0

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.35

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Emerging Markets Equity Portfolio—Class I
	2011	$24.82892	$20.01376	0
	2012	$20.01376	$23.66058	0
	2013	$23.66058	$23.08088	0
	2014	$23.08088	$21.72729	0
	2015	$21.72729	$19.12474	0
	2016	$19.12474	$20.12050	0
	2017	$20.12050	$26.78585	0
	2018	$26.78585	$21.78723	0
	2019	$21.78723	$25.67956	0
	2020	$25.67956	$28.96443	0
Morgan Stanley VIF Global Infrastructure Portfolio—Class II
	2014	$15.2029	$16.32545	231
	2015	$16.32545	$13.85617	231
	2016	$13.85617	$15.70136	230
	2017	$15.70136	$17.41731	230
	2018	$17.41731	$15.81098	230
	2019	$15.81098	$19.92604	230
	2020	$19.92604	$19.35720	230
Morgan Stanley VIF Global Strategist Portfolio—Class I
	2011	$10.64221	$10.10343	686
	2012	$10.10343	$11.33626	684
	2013	$11.33626	$12.95482	683
	2014	$12.95482	$13.04343	681
	2015	$13.04343	$12.03349	0
	2016	$12.03349	$12.52217	0
	2017	$12.52217	$14.33063	0
	2018	$14.33063	$13.20460	0
	2019	$13.20460	$15.32725	0
	2020	$15.32725	$16.75586	0
Morgan Stanley VIF Global Strategist Portfolio—Class II
	2013	$12.39349	$13.52421	0
	2014	$13.52421	$13.59558	0
	2015	$13.59558	$12.52486	0
	2016	$12.52486	$13.02324	0
	2017	$13.02324	$14.88563	0
	2018	$14.88563	$13.69481	0
	2019	$13.69481	$15.89242	0
	2020	$15.89242	$17.36267	0

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.35

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$9.45624	$9.05955	1,285
	2012	$9.05955	$10.21253	1,263
	2013	$10.21253	$14.90443	1,244
	2014	$14.90443	$15.62426	1,227
	2015	$15.62426	$17.28414	212
	2016	$17.28414	$16.75728	211
	2017	$16.75728	$23.64341	211
	2018	$23.64341	$25.05783	211
	2019	$25.05783	$32.55232	211
	2020	$32.55232	$69.72274	211
Morgan Stanley VIF Growth Portfolio—Class II
	2019	$10.00000	$10.51922	0
	2020	$10.51922	$22.47407	0
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I
	2011	$25.63150	$26.75884	506
	2012	$26.75884	$30.54914	498
	2013	$30.54914	$30.72773	491
	2014	$30.72773	$39.28713	486
	2015	$39.28713	$39.56210	130
	2016	$39.56210	$41.65103	130
	2017	$41.65103	$42.32967	129
	2018	$42.32967	$38.49821	129
	2019	$38.49821	$45.13006	129
	2020	$45.13006	$36.98407	129
Morgan Stanley VIS Income Plus Portfolio—Class Y
	2011	$16.38365	$16.90938	740
	2012	$16.90938	$18.96909	730
	2013	$18.96909	$18.84778	722
	2014	$18.84778	$19.95083	714
	2015	$19.95083	$19.22626	296
	2016	$19.22626	$20.21712	296
	2017	$20.21712	$21.21403	295
	2018	$21.21403	$20.00592	295
	2019	$20.00592	$22.82859	294
	2020	$22.82859	$24.81024	293
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05637	0
	2017	$10.05637	$12.97520	0
	2018	$12.97520	$13.09170	0
	2019	$13.09170	$17.64425	0
	2020	$17.64425	$24.12198	0

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract

Mortality & Expense = 1.35

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT International Equity Fund—Class IB
	2011	$10.09572	$8.26552	712
	2012	$8.26552	$9.93164	710
	2013	$9.93164	$12.53649	709
	2014	$12.53649	$11.51855	707
	2015	$11.51855	$11.36864	0
	2016	$11.36864	$10.93052	0
	2017	$10.93052	$13.63732	0
	2018	$13.63732	$10.87100	0
	2019	$10.87100	$13.40954	0
	2020	$13.40954	$14.81507	0
Putnam VT Equity Income Fund—Class IB
	2017	$10.00000	$11.19098	282
	2018	$11.19098	$10.09276	282
	2019	$10.09276	$12.97198	281
	2020	$12.97198	$13.52709	281
Putnam VT Small Cap Value Fund—Class IB
	2011	$13.52371	$12.69938	121
	2012	$12.69938	$14.70492	118
	2013	$14.70492	$20.23379	116
	2014	$20.23379	$20.62732	114
	2015	$20.62732	$19.46854	0
	2016	$19.46854	$24.46481	0
	2017	$24.46481	$26.01174	0
	2018	$26.01174	$20.57294	0
	2019	$20.57294	$25.13535	0
	2020	$25.13535	$25.75523	0

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.35% and an administrative expense charge of 0.10%.

XIII.

The following replaces “Appendix A – Accumulation Unit Values and Number of Accumulation Units Outstanding for Each Variable Subaccount since Contracts were First Offered with Performance Death Benefit Option”

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with the Performance Death Benefit Option

Mortality & Expense = 1.48

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
AB VPS Growth and Income Portfolio—Class B
	2011	$10.45332	$10.91442	3,853
	2012	$10.91442	$12.59550	2,996
	2013	$12.59550	$16.68697	2,947
	2014	$16.68697	$17.95137	2,881
	2015	$17.95137	$17.92205	2,855
	2016	$17.92205	$19.59490	80
	2017	$19.59490	$22.87579	78
	2018	$22.87579	$21.19918	77
	2019	$21.19918	$25.79382	76
	2020	$25.79382	$26.01726	75
AB VPS Large Cap Growth Portfolio—Class B
	2011	$6.84095	$6.51354	0
	2012	$6.51354	$7.44487	0
	2013	$7.44487	$10.03957	0
	2014	$10.03957	$11.24989	0
	2015	$11.24989	$12.27557	0
	2016	$12.27557	$12.36815	0
	2017	$12.36815	$16.03103	0
	2018	$16.03103	$16.14480	0
	2019	$16.14480	$21.35281	0
	2020	$21.35281	$28.40556	0
Fidelity® VIP Government Money Market Portfolio—Service Class 2
	2016	$10.00000	$9.89582	82
	2017	$9.89582	$9.78249	78
	2018	$9.78249	$9.76286	1,580
	2019	$9.76286	$9.77926	129
	2020	$9.77926	$9.64898	124
Invesco V.I. American Franchise Fund—Series I
	2011	$5.65522	$5.22290	11,667
	2012	$5.22290	$5.84670	11,667
	2013	$5.84670	$8.06502	11,667
	2014	$8.06502	$8.60858	5,890
	2015	$8.60858	$8.89789	1,796
	2016	$8.89789	$8.95742	1,796
	2017	$8.95742	$11.22828	1,796
	2018	$11.22828	$10.65073	1,796
	2019	$10.65073	$14.33721	1,987
	2020	$14.33721	$20.08990	1,987

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with the Performance Death Benefit Option

Mortality & Expense = 1.48

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. American Value Fund—Series I
	2011	$14.26878	$14.17503	2,648
	2012	$14.17503	$16.36697	2,447
	2013	$16.36697	$21.63104	2,275
	2014	$21.63104	$23.36807	2,065
	2015	$23.36807	$20.90224	1,973
	2016	$20.90224	$23.76341	1,746
	2017	$23.76341	$25.72252	1,743
	2018	$25.72252	$22.11479	1,743
	2019	$22.11479	$27.21582	1,858
	2020	$27.21582	$27.08971	1,858
Invesco V.I. Comstock Fund, Series I
	2011	$12.50561	$12.08330	15,250
	2012	$12.08330	$14.18088	15,244
	2013	$14.18088	$18.98024	15,244
	2014	$18.98024	$20.43630	6,518
	2015	$20.43630	$18.91240	3,646
	2016	$18.91240	$21.83712	3,504
	2017	$21.83712	$25.33318	3,488
	2018	$25.33318	$21.90095	3,470
	2019	$21.90095	$27.01198	3,551
	2020	$27.01198	$26.36175	3,535
Invesco V.I. Core Equity Fund—Series I
	2011	$10.00000	$10.58790	386
	2012	$10.58790	$11.86828	380
	2013	$11.86828	$15.09928	380
	2014	$15.09928	$16.07331	360
	2015	$16.07331	$14.90841	338
	2016	$14.90841	$16.18161	320
	2017	$16.18161	$18.02728	302
	2018	$18.02728	$16.07601	282
	2019	$16.07601	$20.40736	266
	2020	$20.40736	$22.86969	248
Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund—Series II
	2020	$10.00000	$14.63581	0
Invesco V.I. Diversified Dividend Fund—Series II
	2011	$10.54355	$10.37190	1,040
	2012	$10.37190	$12.08425	998
	2013	$12.08425	$15.55450	997
	2014	$15.55450	$17.22993	991
	2015	$17.22993	$17.26783	62
	2016	$17.26783	$19.46893	61
	2017	$19.46893	$20.76424	60
	2018	$20.76424	$18.84007	59
	2019	$18.84007	$23.13889	58
	2020	$23.13889	$22.74545	58

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with the Performance Death Benefit Option

Mortality & Expense = 1.48

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Invesco V.I. Equity and Income Fund, Series II
	2016	$15.20455	$21.85632	0
	2017	$21.85632	$23.83391	0
	2018	$23.83391	$21.17618	0
	2019	$21.17618	$25.01508	0
	2020	$25.01508	$26.99913	0
Invesco V.I. Global Core Equity Fund—Series II
	2011	$12.81517	$10.38535	1,196
	2012	$10.38535	$11.59312	886
	2013	$11.59312	$13.95071	621
	2014	$13.95071	$13.79848	296
	2015	$13.79848	$13.35817	155
	2016	$13.35817	$14.00456	4
	2017	$14.00456	$16.90107	0
	2018	$16.90107	$14.04865	0
	2019	$14.04865	$17.26084	0
	2020	$17.26084	$19.20490	0
Invesco V.I. High Yield Fund—Series II
	2013	$9.69076	$9.83066	7,266
	2014	$9.83066	$9.82997	3,033
	2015	$9.82997	$9.34975	0
	2016	$9.34975	$10.20030	0
	2017	$10.20030	$10.65532	0
	2018	$10.65532	$10.10966	0
	2019	$10.10966	$11.26090	0
	2020	$11.26090	$11.40563	0
Invesco V.I. S&P 500 Index Fund—Series II
	2011	$8.74484	$8.74010	7,511
	2012	$8.74010	$9.93754	7,504
	2013	$9.93754	$12.86855	7,504
	2014	$12.86855	$14.30778	2,902
	2015	$14.30778	$14.19288	424
	2016	$14.19288	$15.53552	402
	2017	$15.53552	$18.50465	380
	2018	$18.50465	$17.28980	354
	2019	$17.28980	$22.22972	334
	2020	$22.22972	$25.75348	311
Morgan Stanley VIF Discovery Portfolio—Class I
	2011	$19.44637	$17.77891	2,251
	2012	$17.77891	$19.02036	2,249
	2013	$19.02036	$25.74078	1,577
	2014	$25.74078	$25.83582	1,577
	2015	$25.83582	$23.93104	1,577
	2016	$23.93104	$21.48830	1,458
	2017	$21.48830	$29.35191	1,458
	2018	$29.35191	$31.96558	1,458
	2019	$31.96558	$44.08457	1,516
	2020	$44.08457	$109.48618	1,516

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with the Performance Death Benefit Option

Mortality & Expense = 1.48

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Emerging Markets Equity Portfolio—Class I
	2011	$24.50096	$19.72377	92
	2012	$19.72377	$23.28737	91
	2013	$23.28737	$22.68728	91
	2014	$22.68728	$21.32901	86
	2015	$21.32901	$18.74974	81
	2016	$18.74974	$19.70043	76
	2017	$19.70043	$26.19271	72
	2018	$26.19271	$21.27690	67
	2019	$21.27690	$25.04547	64
	2020	$25.04547	$28.21251	59
Morgan Stanley VIF Global Infrastructure Portfolio—Class II
	2016	$14.93757	$15.37362	0
	2017	$15.37362	$17.03166	0
	2018	$17.03166	$15.44067	0
	2019	$15.44067	$19.43409	0
	2020	$19.43409	$18.85474	0
Morgan Stanley VIF Global Strategist Portfolio—Class I
	2011	$10.50165	$9.95705	0
	2012	$9.95705	$11.15746	0
	2013	$11.15746	$12.73392	0
	2014	$12.73392	$12.80436	0
	2015	$12.80436	$11.79758	0
	2016	$11.79758	$12.26077	0
	2017	$12.26077	$14.01331	0
	2018	$14.01331	$12.89534	0
	2019	$12.89534	$14.94883	167
	2020	$14.94883	$16.32094	167
Morgan Stanley VIF Global Strategist Portfolio—Class II
	2013	$12.19301	$13.29365	4,691
	2014	$13.29365	$13.34644	4,224
	2015	$13.34644	$12.27937	4,020
	2016	$12.27937	$12.75144	3,677
	2017	$12.75144	$14.55608	3,671
	2018	$14.55608	$13.37413	3,671
	2019	$13.37413	$15.50013	3,671
	2020	$15.50013	$16.91210	3,671

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with the Performance Death Benefit Option

Mortality & Expense = 1.48

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Morgan Stanley VIF Growth Portfolio—Class I
	2011	$9.33133	$8.92829	0
	2012	$8.92829	$10.05145	0
	2013	$10.05145	$14.65030	0
	2014	$14.65030	$15.33789	0
	2015	$15.33789	$16.94530	0
	2016	$16.94530	$16.40749	0
	2017	$16.40749	$23.11992	0
	2018	$23.11992	$24.47099	0
	2019	$24.47099	$31.74869	0
	2020	$31.74869	$67.91331	0
Morgan Stanley VIF Growth Portfolio—Class II
	2019	$10.00000	$10.50987	0
	2020	$10.50987	$22.42499	0
Morgan Stanley VIF U.S. Real Estate Portfolio—Class I
	2011	$25.29296	$26.37118	82
	2012	$26.37118	$30.06738	81
	2013	$30.06738	$30.20384	81
	2014	$30.20384	$38.56719	81
	2015	$38.56719	$38.78666	81
	2016	$38.78666	$40.78178	0
	2017	$40.78178	$41.39258	0
	2018	$41.39258	$37.59671	0
	2019	$37.59671	$44.01601	0
	2020	$44.01601	$36.02419	0
Morgan Stanley VIS Income Plus Portfolio—Class Y
	2011	$16.16729	$16.66446	729
	2012	$16.66446	$18.67001	178
	2013	$18.67001	$18.52651	177
	2014	$18.52651	$19.58528	170
	2015	$19.58528	$18.84947	169
	2016	$18.84947	$19.79524	67
	2017	$19.79524	$20.74443	66
	2018	$20.74443	$19.53749	65
	2019	$19.53749	$22.26512	64
	2020	$22.26512	$24.16643	63
Putnam VT Growth Opportunities Fund—Class IB
	2016	$10.00000	$10.05486	0
	2017	$10.05486	$12.95648	0
	2018	$12.95648	$13.05573	0
	2019	$13.05573	$17.57291	0
	2020	$17.57291	$23.99327	0

Morgan Stanley Variable Annuity 3 Asset Manager—PROSPECTUS

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB-ACCOUNT*

Basic Contract with the Performance Death Benefit Option

Mortality & Expense = 1.48

	For the Year Ending December 31	Accumulation Unit Value at Beginning of Period	Accumulation Unit Value at End of Period	Number of Accumulation Units Outstanding at End of Period
Putnam VT International Equity Fund—Class IB
	2011	$9.96233	$8.14573	3,043
	2012	$8.14573	$9.77494	2,817
	2013	$9.77494	$12.32268	2,628
	2014	$12.32268	$11.30738	2,379
	2015	$11.30738	$11.14570	2,260
	2016	$11.14570	$10.70228	2,081
	2017	$10.70228	$13.33528	2,063
	2018	$13.33528	$10.61632	2,046
	2019	$10.61632	$13.07837	2,231
	2020	$13.07837	$14.43042	2,216
Putnam VT Equity Income Fund—Class IB
	2017	$10.00000	$11.18170	0
	2018	$11.18170	$10.07120	0
	2019	$10.07120	$12.92747	0
	2020	$12.92747	$13.46314	0
Putnam VT Small Cap Value Fund—Class IB
	2011	$13.37216	$12.54079	971
	2012	$12.54079	$14.50237	968
	2013	$14.50237	$19.92918	279
	2014	$19.92918	$20.29039	270
	2015	$20.29039	$19.12563	261
	2016	$19.12563	$24.00278	134
	2017	$24.00278	$25.48743	127
	2018	$25.48743	$20.13190	118
	2019	$20.13190	$24.56456	111
	2020	$24.56456	$25.13766	104

*	The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.48% and an administrative expense charge of 0.10%.

ALLSTATE VARIABLE ANNUITY 3 ASSETMANAGER

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

CUSTOMER SERVICE:

STREET ADDRESS: 2940 S. 84TH STREET, LINCOLN, NE 68506-4142 MAILING ADDRESS: P.O. BOX 82656, LINCOLN, NE 68501- 2656 TELEPHONE NUMBER: 1-800-256-9392 PROSPECTUS DATED APRIL 30, 2005

Allstate Life Insurance Company of New York (“ALLSTATE NEW YORK”) has sold the Allstate Variable Annuity 3 AssetManager, an individual flexible premium deferred variable annuity contract (“CONTRACT”). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract offers 34 investment alternatives (“INVESTMENT ALTERNATIVES”). This Contract is no longer offered for new sales. The investment alternatives currently include 34 variable sub-accounts (“VARIABLE SUB-ACCOUNTS”) of the Allstate Life of New York Separate Account A (“VARIABLE ACCOUNT”). Each Variable Sub-Account invests exclusively in shares of portfolios (“PORTFOLIOS”) of the following mutual funds (“FUNDS”):

MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y SHARES)	AIM VARIABLE INSURANCE FUNDS (SERIES I) ALLIANCEBERNSTEIN VARIABLE PRODUCTS
THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (CLASS I SHARES)	SERIES FUND, INC. (CLASS B SHARES) PUTNAM VARIABLE TRUST (CLASS IB SHARES)
VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I AND CLASS II SHARES)

WE (Allstate New York) have filed a Statement of Additional Information, dated April 30, 2005, with the Securities and Exchange Commission (“SEC”). It contains more information about the Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page 40 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC’s Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally a part of this prospectus, at the SEC’s Web site.

IMPORTANT NOTICES

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANY ONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

1  PROSPECTUS

PAGE

OVERVIEW

2  PROSPECTUS

IMPORTANT TERMS

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.

PAGE

Accumulation Phase	6

Accumulation Unit	11

Accumulation Unit Value	11

Allstate New York (“We”)	23

Annuitant	9

Automatic Additions Program	10

Automatic Portfolio Rebalancing Program	16

Beneficiary	9

Contract	9

Contract Anniversary	5

Contract Owner (“You”)	9

Contract Value	11

Contract Year	4

Death Benefit Anniversary	21

Dollar Cost Averaging Fixed Account Options	14

Dollar Cost Averaging Program	16

Due Proof of Death	21

PAGE

Fixed Account Options	14

Free Withdrawal Amount	17

Funds	1

Income Plans	19

Investment Alternatives	12

Issue Date	6

Payout Phase	6

Payout Start Date	19

Performance Death Benefit Option	21

Portfolios	12

SEC	1

Systematic Withdrawal Program	19

Tax Qualified Contracts	29

Valuation Date	11

Variable Account	24

Variable Sub-Account	12

3  PROSPECTUS

THE CONTRACT AT A GLANCE

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS	You can add to your Contract as often and as much as you like, but each payment must be at least $100. You must maintain a minimum account value of $500.
EXPENSES	You will bear the following expenses:

. Total Variable Account annual fees equal to 1.45% of average daily net assets (1.58% if you select the PERFORMANCE DEATH BENEFIT OPTION)

. Annual contract maintenance charge of $35 (waived in certain cases)

. Withdrawal charges will not exceed 1% of purchase payment(s) withdrawn (with certain exceptions)

. Transfer fee of $10 after 12th transfer in any CONTRACT YEAR (fee currently waived)

. State premium tax (New York currently does not impose one)

In addition, each Portfolio pays expenses that you will bear indirectly if you invest in a Variable Sub-Account.
INVESTMENT ALTERNATIVES	The Contract currently offers 34 investment alternatives including:

. 34 Variable Sub-Accounts investing in Portfolios offering professional money management by these investment advisers:

. A I M Advisors, Inc.

. Alliance Capital Management, L.P.

. Morgan Stanley Investment Advisors Inc.

. Putnam Investment Management, LLC

. Van Kampen (1)

. Van Kampen Asset Management

The 3 fixed account options (“FIXED ACCOUNT OPTIONS”) described in this prospectus currently are not available. To find out current availability of the Fixed Account Options or how the Variable Sub-Accounts have performed, call us at 1-800-256-9392.

(1) Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.
SPECIAL SERVICES	For your convenience, we offer these special services:

. AUTOMATIC ADDITIONS PROGRAM

. AUTOMATIC PORTFOLIO REBALANCING PROGRAM

. DOLLAR COST AVERAGING PROGRAM

. SYSTEMATIC WITHDRAWAL PROGRAM
INCOME PAYMENTS	You can choose fixed income payments, variable income payments, or a combination of the two. You can receive your income payments in one of the following ways:

. life income with guaranteed payments

. joint and survivor life income payments with guaranteed payments

. guaranteed payments for a specified period (5 to 30 years)

4  PROSPECTUS

DEATH BENEFITS	If you or the ANNUITANT die before the PAYOUT START DATE, we will pay the death benefit described in the Contract. We also offer a Performance Death Benefit Option.
TRANSFERS

Before the Payout Start Date, you may transfer your Contract value (“CONTRACT VALUE”) among the investment alternatives, with certain restrictions. Transfers must be at least $100 or the total amount in the investment alternative, whichever is less.

We do not currently impose a fee upon transfers. However, we reserve the right to charge $10 per transfer after the 12th transfer in each “Contract Year,” which we measure from the date we issue your Contract or a Contract anniversary (“CONTRACT ANNIVERSARY”).

WITHDRAWALS

You may withdraw some or all of your Contract Value at anytime during the Accumulation Phase and under limited circumstances during the Payout Phase. In general, you must withdraw at least $100 at a time or the total amount in the investment alternative, if less. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty. A withdrawal charge also may apply.

5  PROSPECTUS

HOW THE CONTRACT WORKS

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the “CONTRACT OWNER”) save for retirement because you can invest in up to 34 investment alternatives and generally pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the “ACCUMULATION PHASE” of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the “ISSUE DATE”) and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts. Your investment return for the Variable Sub-Accounts will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/ or for a pre-set number of years, by selecting one of the income payment options (we call these “INCOME PLANS”) described on page 19. You receive income payments during what we call the “PAYOUT PHASE” of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub- Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

Issue Date	Accumulation Phase	Payout Start Date	Payout Phase
You buy a Contract	You save for retirement	You elect to receive income payments or receive a lump sum payment	You can receive income payments for a set period	Or you can receive income payments for life

As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. See “The Contract.” In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner, or if there is none, to your Beneficiary. See “Death Benefits.”

Please call us at 1-800-256-9392 or write your Morgan Stanley Financial Advisor if you have any question about how the Contract works.

6  PROSPECTUS

EXPENSE TABLE

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York currently does not impose premium taxes on annuities. For more information about Variable Account expenses, see “Expenses,” below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES

Withdrawal Charge (as a percentage of purchase payments withdrawn)*

Number of Complete Years Since We Received the Payment Being Withdrawn	0	1

Applicable Charge	1%	0%

Annual Contract Maintenance Charge	$35.00**

Transfer Fee	$10***

* Each Contract Year, you may withdraw up to 15% of the aggregate amount of your purchase payments as of the beginning of the Contract Year without incurring a withdrawal charge. See “Withdrawal Charges.”

** We will waive this charge in certain cases. See “Expenses.”

*** Applies solely to the thirteenth and subsequent transfers within a Contract Year excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.

VARIABLE ACCOUNT ANNUAL EXPENSES

(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE

DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)

Mortality and Expense Risk Charge	1.35%

Administrative Expense Charge	0.10%

Total Variable Account Annual Expense	1.45%

Base Contract

With the Performance Death Benefit Option

Mortality and Expense Risk Charge	1.48%

Administrative Expense Charge	0.10%

Total Variable Account Annual Expense	1.58%

PORTFOLIO ANNUAL EXPENSES - MINIMUM AND MAXIMUM

The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. These expenses may vary from year to year. Advisers and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios’ expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio’s fees and expenses appears in the prospectus for each Portfolio.

	Minimum	Maximum

Total Annual Portfolio Operating Expenses(1) (expenses that are deducted from Portfolio assets, which may include management fees, distribution and/or services (12b-1) fees, and other expenses)	0.51%	1.71%

(1) Expenses are shown as a percentage of Portfolio average net assets (before any waiver or reimbursement) as of December 31, 2004.

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EXPENSE EXAMPLE

This example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable Account annual expenses, and Portfolio fees and expenses. The example shows the dollar amount of expenses that you would bear directly or indirectly if you:

. invested $10,000 in the Contract for the time periods indicated,

. earned a 5% annual return on your investment,

. surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period, and

. elected the Performance Death Benefit Option.

THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

The first line of the example assumes that the maximum fees and expenses of any of the Portfolios are charged. The second line of the example assumes that the minimum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below.

	1 Year	3 Years	5 Years	10 Years

Costs Based on Maximum Annual Portfolio Expenses	$372	$1,129	$1,904	$3,924

Costs Based on Minimum Annual Portfolio Expenses	$249	$764	$1,301	$2,753

PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLE ASSUMES THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLE ASSUMES A MORTALITY AND EXPENSE RISK CHARGE OF 1.48%, AN ADMINISTRATIVE EXPENSE CHARGE OF 0.10%, AND AN ANNUAL CONTRACT MAINTENANCE

CHARGE OF $35. IF THE PERFORMANCE DEATH BENEFIT OPTION WAS NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER.

8  PROSPECTUS

FINANCIAL INFORMATION

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the “ACCUMULATION UNIT.” Each Variable Sub-Account has a separate value for its Accumulation Units we call the “ACCUMULATION UNIT VALUE.” Accumulation Unit Value is similar to, but not the same as, the share price of a mutual fund.

Attached as Appendix A to this prospectus are tables showing the Accumulation Unit Values of each Variable Sub-Account since the date we first offered the Contracts. For more information, see the Statement of Additional Information, which contains the financial statements of the Variable Account which are comprised of the underlying financial statements of the sub-accounts. The financial statements of Allstate New York also appear in the Statement of Additional Information.

THE CONTRACT

CONTRACT OWNER

The Allstate Variable Annuity 3 AssetManager is a contract between you, the Contract owner, and Allstate New York, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

. the investment alternatives during the Accumulation and Payout Phases,

. the amount and timing of your purchase payments and withdrawals,

. the programs you want to use to invest or withdraw money,

. the income payment plan you want to use to receive retirement income,

. the owner, unless the owner is a non-living person,

. the Annuitant (either yourself or someone else) on whose life the income payments will be based,

. the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

. any other rights that the Contract provides.

If you die, any surviving Contract owner, or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract. If the Contract owner is a grantor trust, the Contract owner will be considered a non-living person for purposes of this section and the Death Benefits section. The Contract cannot be jointly owned by both a non-living person and a living person. The age of the oldest Contract owner cannot exceed age 90 as of the date we receive the completed application or request to change or select a new Contract owner. Changing ownership of this Contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract owner.

If you select the Performance Death Benefit Option, the maximum age of any owner on the date we issue the Contract rider is 80.

The Contract can also be purchased as an IRA or TSA (also known as a 403(b)). The endorsements required to qualify these annuities under the Internal Revenue Code of 1986, as amended, (“Code”) may limit or modify your rights and privileges under the Contract.

ANNUITANT

The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). The Annuitant must be a living person.

You initially designate an Annuitant in your application. You may not designate an Annuitant who is more than 90 years old at the time of designation. If the Contract owner is a living person, you may change the Annuitant at any time prior to the Payout Start Date. Once we receive your change request, any change will be effective at the time you sign the written notice. We are not liable for any payment we make or other action we take before receiving any written request from you. Before the Payout Start Date, you may designate a joint Annuitant, who is a second person on whose life income payments depend. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be the youngest Contract owner, otherwise, the youngest Beneficiary, unless the Contract owner names a different Annuitant or the Contract owner is a non-living person.

BENEFICIARY

You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary is the person who may elect to receive the death benefit or become the new Contract owner subject to the Death of Owner provision if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the primary Beneficiary will receive any guaranteed income payments scheduled to continue.

A contingent Beneficiary is the person selected by the Contract owner who will exercise the rights of the primary Beneficiary if all named primary Beneficiaries die before the death of the sole surviving Contract owner.

9  PROSPECTUS

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly. Each Beneficiary change is subject to any payment made by us or any other action we take before we accept the change.

You may restrict income payments to Beneficiaries by providing us with a written request. Once we accept the written request, the restriction will take effect as of the date you signed the request. Any restriction is subject to any payment made we make or any other action we take before we receive the request.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving primary or contingent Beneficiaries when the death benefit becomes payable, the new Beneficiary will be:

. your spouse or, if he or she is no longer alive,

. your surviving children equally, or if you have no surviving children,

. your estate.

If there is more than one Beneficiary and one of the Beneficiaries is a corporation or other type of non-living person, all Beneficiaries will be considered to be non-living persons for the above purposes.

Unless you have provided directions to the contrary, the Beneficiaries will take equal shares. If there is more than one Beneficiary in a class (e.g., more than one primary Beneficiary) and one of the Beneficiaries predeceases the Contract owner, the remaining Beneficiaries in that class will divide the deceased Beneficiary’s share in proportion to the original share of the remaining Beneficiaries.

If there is more than one Beneficiary taking shares of the death proceeds, each Beneficiary will be treated as a separate and independent owner of his or her respective share of the death proceeds. Each Beneficiary will exercise all rights related to his or her share of the death proceeds, including the sole right to select a payout option, subject to any restrictions previously placed upon the Beneficiary. Each Beneficiary may designate a Beneficiary(ies) for his or her respective share, but that designated Beneficiary(ies) will be restricted to the payout option chosen by the original Beneficiary.

MODIFICATION OF THE CONTRACT

Only an Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

ASSIGNMENT

No owner has a right to assign any interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes and tax penalties. YOU SHOULD CONSULT WITH YOUR ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.

PURCHASES

MINIMUM PURCHASE PAYMENTS

You may make additional purchase payments of at least $100 at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments we will accept.

AUTOMATIC ADDITIONS PROGRAM

You may make subsequent purchase payments of at least $100 by automatically transferring amounts from your bank account or your Morgan Stanley Active Assets Account. Please consult your Morgan Stanley Financial Advisor for details.

ALLOCATION OF PURCHASE PAYMENTS

You must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify will be effective immediately. All allocations must be in whole percentages that total 100% or in whole dollars. The minimum you may allocate to any investment alternative is $100. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous

10  PROSPECTUS

purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit subsequent purchase payments to the Contract on the business day that we receive the purchase payment at our headquarters. We use the term “BUSINESS DAY” to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as “VALUATION DATES.” If we receive your purchase payment after 4 p.m. Eastern Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

CONTRACT VALUE

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Options.

ACCUMULATION UNITS

To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE

As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

. changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

. the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges, and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values that reflect the cost of the Performance Death Benefit Option.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

11  PROSPECTUS

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS

You may allocate your purchase payments to up to 34 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.

PORTFOLIO:	EACH PORTFOLIO SEEKS:	INVESTMENT ADVISER:

MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y)

Morgan Stanley VIS Aggressive Equity Portfolio - Class Y	Long-term capital growth

Morgan Stanley VIS Dividend Growth Portfolio - Class Y	Reasonable current income and long term growth of income and capital.

Morgan Stanley VIS Equity Portfolio - Class Y

Growth of capital through investments in common stocks believed by the Investment Manager to have potential for superior growth. As a secondary objective, income but only when consistent with its primary objective.

Morgan Stanley VIS European Equity Portfolio - Class Y /(1)/	To maximize the capital appreciation of its investments

Morgan Stanley VIS Global Advantage Portfolio - Class Y	Long-term capital growth

Morgan Stanley VIS Global Dividend Growth Portfolio - Class Y	Reasonable current income and long-term growth of income and capital.	MORGAN STANLEY INVESTMENT ADVISORS INC.

Morgan Stanley VIS High Yield Portfolio - Class Y

High level of current income by investing in a diversified portfolio consisting principally of fixed-income securities, which may include both non-convertible and convertible debt securities and preferred stocks. As a secondary objective, capital appreciation, but only when consistent with its primary objective.

Morgan Stanley VIS Income Builder Portfolio - Class Y	Reasonable income and, as a secondary objective, growth of capital

Morgan Stanley VIS Income Plus Portfolio - Class Y /(2)/

High level of current income by investing primarily in U.S. government securities and other fixed-income securities. As a secondary objective, capital appreciation but only when consistent with its primary objective.

Morgan Stanley VIS Information Portfolio - Class Y	Long-term capital appreciation

Morgan Stanley VIS Limited Duration Portfolio - Class Y	High level of current income consistent with preservation of capital

Morgan Stanley VIS Money Market Portfolio - Class Y	High current income, preservation of capital, and liquidity

Morgan Stanley VIS S&P 500 Index Portfolio - Class Y	Investment results that, before expenses, correspond to the total return (i.e., combination of capital changes and income) of the Standard and Poor’s 500 Composite Stock Price Index

Morgan Stanley VIS Strategist Portfolio - Class Y	High total investment return

Morgan Stanley VIS Utilities Portfolio - Class Y	Capital appreciation and current income

12  PROSPECTUS

THE UNIVERSAL INSTITUTIONAL FUNDS, INC. (CLASS I)

Van Kampen UIF Emerging Markets Equity Portfolio, Class I	Long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.

Van Kampen UIF Equity Growth Portfolio, Class I	Long-term capital appreciation by investing primarily in growth-oriented equity securities of large capitalization companies

Van Kampen UIF International Magnum Portfolio, Class I	Long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries.	VAN KAMPEN/(//3)/

Van Kampen UIF Mid Cap Growth Portfolio, Class I	Long-term capital growth by investing primarily in common stocks and other equity securities.

Van Kampen UIF U.S. Mid Cap Value Portfolio, Class I	Above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities

Van Kampen UIF U.S. Real Estate Portfolio, Class I	Above average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including real estate investment trusts

VAN KAMPEN LIFE INVESTMENT TRUST (CLASS I AND CLASS II)

Van Kampen LIT Comstock Portfolio, Class I	Capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.	VAN KAMPEN ASSET MANAGEMENT

Van Kampen LIT Emerging Growth Portfolio, Class I	Capital appreciation.

Van Kampen LIT Aggressive Growth Portfolio, Class II	Capital growth

AIM VARIABLE INSURANCE FUNDS (SERIES I)/(//4)/

AIM V.I. Capital Appreciation Fund - Series I	Growth of capital	A I M ADVISORS, INC.

AIM V.I. Growth Fund - Series I	Growth of capital

AIM V.I. Premier Equity Fund - Series I	Long-term growth of capital with income as a secondary objective

ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC. (CLASS B)

AllianceBernstein Growth Portfolio - Class B	Long-term growth of capital. Current income is incidental to the Portfolio’s objective.

AllianceBernstein Growth and Income Portfolio - Class B	Reasonable current income and reasonable opportunity for appreciation through investments primarily in dividend-paying common stocks of good quality companies	ALLIANCE CAPITAL MANAGEMENT, L.P.

AllianceBernstein Large Cap Growth Portfolio - Class B /(//5//)/	Growth of capital by pursuing aggressive investment policies

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam VT Growth and Income Fund - Class IB	Capital growth and current income.

Putnam VT International Equity Fund - Class IB	Capital appreciation.	PUTNAM INVESTMENT MANAGEMENT, LLC

Putnam VT Small Cap Value Fund - Class IB	Capital appreciation.

Putnam VT Voyager Fund - Class IB	Capital appreciation.

(1) EFFECTIVE DECEMBER 30, 2004, THE MORGAN STANLEY VIS EUROPEAN GROWTH PORTFOLIO - CLASS Y CHANGED ITS NAME TO MORGAN STANLEY VIS EUROPEAN EQUITY PORTFOLIO - CLASS Y.

13  PROSPECTUS

(2) EFFECTIVE APRIL 29, 2005, THE MORGAN STANLEY VIS QUALITY INCOME PLUS PORTFOLIO - CLASS Y CHANGED ITS NAME TO MORGAN STANLEY VIS INCOME PLUS PORTFOLIO - CLASS Y.

(3) MORGAN STANLEY INVESTMENT MANAGEMENT, INC., THE ADVISER TO THE UIF PORTFOLIOS, DOES BUSINESS IN CERTAIN INSTANCES USING THE NAME VAN KAMPEN.

(4) A Fund’s investment objective(s) may be changed by the Fund’s Board of Trustees without shareholder approval.

(5) Effective May 2, 2005, the AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large Cap Growth Portfolio - Class B.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIO IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT

The Fixed Account options are not currently available. In the future, we may offer the Basic Dollar Cost Averaging Option and the 6 and 12 Month Dollar Cost Averaging Options described below. Please consult with your Morgan Stanley Financial Advisor for current information.

The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets in the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS

BASIC DOLLAR COST AVERAGING OPTION. In the future, we may offer a Dollar Cost Averaging Option for new purchase payments. Purchase payments that you allocate to the Basic Dollar Cost Averaging Option will earn interest for a 1 year period at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation. After the one year period, we will declare a renewal rate which we guarantee for a full year. Subsequent renewal dates will be every twelve months for each purchase payment. Renewal rates will not be less than the minimum guaranteed rate found in the Contract.

You may not transfer funds from other investment alternatives to the Basic Dollar Cost Averaging Option.

6 AND 12 MONTH DOLLAR COST AVERAGING OPTIONS. In the future, we may offer 6 and 12 month dollar cost averaging options. Under those options, you also may establish a Dollar Cost Averaging Program by allocating purchase payments to the Fixed Account either for 6 months (the “6 Month Dollar Cost Averaging Option”) or for 12 months (the “12 Month Dollar Cost Averaging Option”). Your purchase payments will earn interest for the period you select at the current rates in effect at the time of allocation. The crediting rates for the 6 and 12 Month Dollar Cost Averaging Options will never be less than 3% annually. You must transfer all of your money out of the 6 or 12 Month Dollar Cost Averaging Options to the Variable Sub-Accounts in equal monthly installments. If you discontinue a 6 or 12 Month Dollar Cost Averaging Option prior to last scheduled transfer, we will transfer any remaining money immediately to the Money Market Variable Sub-Account, unless you request a different Variable Sub-Account.

You may not transfer funds from other investment alternatives to the 6 or 12 Month Dollar Cost Averaging Options.

Transfers out of the Dollar Cost Averaging Fixed Account Options do not count towards the 12 transfers you can make without paying a transfer fee.

We may declare more than one interest rate for different monies based upon the date of allocation to the Dollar Cost Averaging Fixed Account Options. For availability and current interest rate information, please contact your Morgan Stanley Financial Advisor or our customer support unit at 1-800-256-9392.

INVESTMENT ALTERNATIVES: TRANSFERS

TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase, you may transfer the Contract Value among the investment alternatives. You may not transfer Contract Value into any of the Dollar Cost Averaging Fixed Account Options. You may request transfers in writing on a form that we provide or by telephone according to the procedure described below. The minimum amount that you may transfer is $100 or the total amount in the investment alternative, whichever is less. We currently do not assess, but reserve the right to assess, a $10 charge on each transfer in excess of 12 per Contract Year. We will notify you at least 30 days before

14  PROSPECTUS

we begin imposing the transfer charge. We treat transfers to or from more than one Portfolio on the same day as one transfer. Transfers from the Dollar Cost Averaging Fixed Account Options do not count towards the 12 free transfers each Contract Year.

We will process transfer requests that we receive before 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Options for up to 6 months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

MARKET TIMING & EXCESSIVE TRADING

The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Contract Value. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under “Trading Limitations.” Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the portfolio may experience the adverse effects of market timing and excessive trading described above.

TRADING LIMITATIONS

We reserve the right to limit transfers among the investment alternatives in any Contract year, or to refuse any transfer request, if:

o we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or

o we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

o the total dollar amount being transferred, both in the aggregate and in the transfer request;

o the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Variable Sub-Account in a short period of time can constitute market timing);

o whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Variable Sub-Account underlying Portfolios that we have identified as being susceptible to market timing activities;

o whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and

o the investment objectives and/or size of the Variable Sub-Account underlying Portfolio.

We seek to apply these trading limitations uniformly. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Contract Owner has engaged in market timing or excessive trading activity, we will restrict that Contract Owner from making future additions or transfers into the impacted Variable Sub-Account(s). If we determine that a Contract Owner has engaged in a

15  PROSPECTUS

pattern of market timing or excessive trading activity involving multiple Variable Sub-Accounts, we will also require that all future transfer requests be submitted through regular U.S. mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery.

In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.

TRANSFERS DURING THE PAYOUT PHASE

During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. You may not, however, convert any portion of your right to receive fixed income payments into variable income payments.

You may not make any transfers for the first 6 months after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub- Accounts or make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. Your transfers must be at least 6 months apart.

TELEPHONE OR ELECTRONIC TRANSFERS

You may make transfers by telephone by calling 1-800-256-9392 if you have on file a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern Time. In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time. In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time, but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege, as well as any other electronic or automated means we previously approved, at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

DOLLAR COST AVERAGING PROGRAM

Through our Dollar Cost Averaging Program, you may automatically transfer a set amount every month (or other intervals we may offer) during the Accumulation Phase from any Variable Sub-Account or the Dollar Cost Averaging Fixed Account Options (currently not available for new purchase payments) to any Variable Sub-Account. Transfers made through dollar cost averaging must be $100 or more.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for information on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM

Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Option in the Automatic Portfolio Rebalancing Program.

We will rebalance your account each quarter (or other intervals that we may offer) according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Morgan Stanley VIS High Yield Variable Sub-Account and 60% to be in the Van Kampen UIF Equity Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Morgan Stanley VIS High Yield Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in

16  PROSPECTUS

the Morgan Stanley VIS High Yield Variable Sub-Account and use the money to buy more units in the Van Kampen UIF Equity Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60%, respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

EXPENSES

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.

CONTRACT MAINTENANCE CHARGE

During the Accumulation Phase, on each Contract Anniversary, we will deduct a $35 contract maintenance charge from your Contract Value. This charge will be deducted on a pro-rata basis from each Variable Sub-Account in the proportion that your investment in each bears to your Contract Value. We also will deduct a full contract maintenance charge if you withdraw your entire Contract Value. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur in billing and collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies. We cannot increase the charge. We will waive this charge if:

. total purchase payments equal $50,000 or more, or

. all of your money is allocated to the Fixed Account Options as of the Contract Anniversary.

After the Payout Start Date, we will waive this charge if:

. the Contract Value is $50,000 or more as of the Payout Start Date, or

. all income payments are fixed amount income payments.

MORTALITY AND EXPENSE RISK CHARGE

We deduct a mortality and expense risk charge daily at an annual rate of 1.35% of the average daily net assets you have invested in the Variable Sub-Accounts (1.48% if you select the Performance Death Benefit Option). The mortality and expense risk charge is for all the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Performance Death Benefit Option to compensate us for the additional risk that we accept by providing the Option.

We will not increase the mortality and expense risk charge for the life of the Contract. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.

ADMINISTRATIVE EXPENSE CHARGE

We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We will not increase the administrative expense charge for the life of the Contract.

TRANSFER FEE

We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $10 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.

WITHDRAWAL CHARGE

We may assess a withdrawal charge of 1% of the purchase payment(s) you withdraw if the amount being withdrawn has been invested in the Contract for less than 1 year. If you make a withdrawal before the Payout Start Date, we will apply the withdrawal charge percentage in effect on the date of the withdrawal, or the withdrawal charge percentage in effect on the following day, whichever is lower. During each Contract Year, you can withdraw all remaining purchase payments beyond the withdrawal charge period or up to 15% of the aggregate amount of your purchase payments as of the beginning of the Contract Year, whichever is greater, without paying the charge. Unused portions of this Free Withdrawal Amount are not carried forward to future Contract Years.

We will deduct withdrawal charges, if applicable, from the amount paid, unless you instruct otherwise. For purposes of the withdrawal charge, we will treat

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withdrawals as coming from the oldest purchase payments first. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

. on the Payout Start Date (a withdrawal charge may apply if you elect to receive income payments for a specified period of less than 120 months);

. the death of the Contract owner or Annuitant (unless the Contract is continued); and

. withdrawals taken to satisfy IRS minimum distribution rules for the Contract.

This waiver does not apply to Contracts owned by an Individual Retirement Account.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

PREMIUM TAXES

Currently, we do not make deductions for premium taxes under the Contract because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from the purchase payments or the Contract Value when the tax is incurred or at a later time.

DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES

We are not currently making a provision for such taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Taxes Section.

OTHER EXPENSES

Each Portfolio deducts management fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of Portfolio annual expenses, see pages 7-8. We may receive compensation from the investment advisers or administrators of the Portfolios for administrative or other services we provide to the Portfolios.

ACCESS TO YOUR MONEY

You can withdraw some or all of your Contract Value at any time during the Accumulation Phase. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See “Income Plans” on page 19.

You can withdraw money from the Variable Account and/ or the Fixed Account Options. The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our headquarters, less any withdrawal charges, contract maintenance charges, income tax withholding, and any premium taxes. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable charges and taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You have the opportunity to name the investment alternative(s) from which you are taking the withdrawal. If none are named, then we will withdraw the amount proportionately from the investment alternatives according to the value of your investments therein. In general, you must withdraw at least $100 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub- Account.

Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

The total amount paid at surrender may be more or less than the total purchase payments due to prior withdrawals, any deductions, and investment performance.

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POSTPONEMENT OF PAYMENTS

We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1.	The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2.	An emergency exists as defined by the SEC; or

3.	The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Option for up to 6 months or shorter period if required by law. If we delay payment or transfer for 30 days or more, we will pay interest as required by law. Any interest would be payable from the date we receive the withdrawal request to the date we make the payment or transfer.

SYSTEMATIC WITHDRAWAL PROGRAM

You may choose to receive systematic withdrawal payments on a monthly basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $100. We will deposit systematic withdrawal payments into the Contract owner’s bank account or Morgan Stanley Active Assets/TM/ Account. Please consult with your Morgan Stanley Financial Advisor for details.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE

If the amount you withdraw reduces your Contract Value to less than $500, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract.

Before terminating any Contract whose value has been reduced by withdrawals to less than $500, we would inform you in writing of our intention to terminate your Contract and give you at least 30 days in which to make an additional purchase payment to restore your Contract’s value to the contractual minimum of $500. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawals and other charges and applicable taxes.

INCOME PAYMENTS

PAYOUT START DATE

The Payout Start Date is the day that your Contract Value less applicable taxes is applied to an Income Plan. The Payout Start Date must be at least 30 days after the Issue Date and occur on or before the later of:

. the Annuitant’s 90th birthday, or

. the 10th Contract Anniversary.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS

An “Income Plan” is a series of scheduled payments to you or someone you designate. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with payments guaranteed for 10 years. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the basis. Once the basis in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax- qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

Three Income Plans are available under the Contract. Each is available to provide:

. fixed income payments;

. variable income payments; or

. a combination of the two.

The three Income Plans are:

INCOME PLAN 1. LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2. JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for as long as either the Annuitant or the joint Annuitant is alive. If both die before the selected number of guarantee payments have been made, we will continue to pay the remainder of the guaranteed payments.

INCOME PLAN 3. GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD (5 TO 30 YEARS).

Under this plan, we make

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periodic income payments for the period you have chosen. These payments do not depend on the Annuitant’s life. A withdrawal charge may apply if the specified period is less than 10 years. We will deduct the mortality and expense risk charge from the assets of the

Variable Account supporting this Income Plan even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

We may make other Income Plans available including ones that you and we agree upon. You may obtain information about them by writing or calling us.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is still alive before we make each payment. Please note that under these Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply.

You may apply your Contract Value to an Income Plan. You must apply at least the Contract Value in the Fixed Account Option on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account Option balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account Option to fixed income payments. We deduct applicable premium taxes from the Contract Value at the Payout Start Date.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. If no purchase payments have been made for at least three years preceding the Payout Start Date, and either the Contract Value is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

1. pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

2. we may reduce the frequency of your payments so that each payment will be at least $20.

VARIABLE INCOME PAYMENTS

The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience, and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios, and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments. We reserve the right to make other annual investment rates available under the Contract.

FIXED INCOME PAYMENTS

We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1. deducting any applicable premium tax; and

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2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract, or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or such shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

CERTAIN EMPLOYEE BENEFIT PLANS

The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age, except in states that require unisex tables. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan and we do not offer unisex annuity tables in your state, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.

DEATH BENEFITS

We will pay a death benefit if, prior to the Payout Start Date:

1. any Contract owner dies, or

2. the Annuitant dies.

We will pay the death benefit to the new Contract owner who is determined immediately after the death. The new Contract owner would be a surviving Contract owner(s) or, if none, the Beneficiary(ies). In the case of the death of an Annuitant, we will pay the death benefit to the current Contract owner.

A request for payment of the death benefit must include “DUE PROOF OF DEATH.”

We will accept the following documentation as Due Proof of Death:

. a certified copy of a death certificate,

. a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

. any other proof acceptable to us.

DEATH BENEFIT AMOUNT

Prior to the Payout Start Date, if we receive a complete request for payment of the death benefit within 180 days of the date of death, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the death benefit, or

2. the sum of all purchase payments made less any amounts deducted in connection with partial withdrawals (including any applicable withdrawal charges or premium taxes), or

3. the Contract Value on the most recent Death Benefit Anniversary prior to the date we determine the death benefit, plus any purchase payments and less any amounts deducted in connection with any partial withdrawals since that Death Benefit Anniversary.

If we do not receive a complete request for payment of the death benefit within 180 days of the date of death, the death benefit is equal to the Contract Value as of the date we determine the death benefit. We reserve the right to extend the 180 day period on a non-discriminatory basis.

A “Death Benefit Anniversary” is every 6th Contract Anniversary beginning with the 6th Contract Anniversary. For example, the 6th, 12th and 18th Contract Anniversaries are the first three Death Benefit Anniversaries.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 4:00 p.m. Eastern Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.

Where there are multiple beneficiaries, we will value the death benefit at the time the first beneficiary submits a complete request for payment of the death benefit. Any death benefit amounts attributable to any beneficiary which remain in the Variable Sub-Accounts are subject to investment risk.

PERFORMANCE DEATH BENEFIT OPTION

The Performance Death Benefit Option is an optional benefit that you may elect. If the Contract owner is a living person, this Option applies only on the death of the Contract owner. If the Contract owner is not a living person, this Option applies only on the death of the Annuitant. For Contracts with a death benefit option, the death benefit will be the greater of death benefit amounts (1) through (3) above, or (4) the Performance Death Benefit Option.

The Performance Death Benefit on the date we issue the rider for this option (“Rider Date”) is equal to the Contract Value. On each Contract Anniversary, we will recalculate your Performance Death Benefit to equal the greater of your Contract Value on that date, or the most recently calculated Performance Death Benefit.

We also will recalculate your Performance Death Benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will

21  PROSPECTUS

increase the Performance Death Benefit dollar-for-dollar. Withdrawals will reduce the Performance Death Benefit by an amount equal to: (i) the Performance Death Benefit immediately before the withdrawal, multiplied by (ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal.

In the absence of any withdrawals or purchase payments, the Performance Death Benefit will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values on or before the date we calculate the death benefit.

We will recalculate the Performance Death Benefit as described above until the oldest Contract owner (the Annuitant, if the owner is not a living person), attains age 85. After age 85, we will recalculate the Performance Death Benefit only to reflect additional purchase payments and withdrawals.

If you select the Performance Death Benefit Option, the highest age of any owner, or Annuitant, as of the date we receive the completed application or the date we receive the written request to add the rider, whichever is later, cannot exceed 80.

DEATH BENEFIT PAYMENTS

If the sole New Owner is your spouse, the New Owner may:

1) elect to receive the death benefit in a lump sum, or

2) elect to apply the death benefit to an Income Plan. Payments from the Income Plan must begin within one year of the date of death and must be payable throughout:

. the life of the New Owner;

. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the New Owner; or

. over the life of the New Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the New Owner.

If your spouse does not elect one of the options above, the Contract will continue in the Accumulation Phase as if the death had not occurred. If the Contract is continued in the Accumulation Phase, the following restrictions apply:

On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received the complete request for settlement of the death benefit (the next Valuation Date, if we receive the complete request for settlement of the death benefit after 3:00 p.m. Central Time). Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit over the Contract Value will be allocated to the Sub-Accounts of the Variable Account. This excess will be allocated in proportion to your Contract Value in those Sub-Accounts as of the end of the Valuation Date that we receive the complete request for settlement of the death benefit except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Money Market Variable Sub-Account. Within 30 days of the date the Contract is continued, your surviving spouse may transfer all or a portion of the excess among the Variable Sub-Accounts without incurring a transfer fee.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

The surviving spouse may make a single withdrawal within one year of the date of your death without incurring a withdrawal charges. Only one spousal continuation is allowed under this Contract.

If the New Owner is not your spouse but is a living person, or if there are multiple living- person new Owners, the New Owner may:

1) elect to receive the death benefit in a lump sum, or

2) elect to apply the death benefit to an Income Plan. Payments from the Income Plan must begin within one of the date of death and must be payable throughout:

. the life of the New Owner;

. for a guaranteed number of payments from 5 to 50 years, but not to exceed the life expectancy of the New Owner; or

. over the life of the New Owner with a guaranteed number of payments from 5 to 30 years but not to exceed the life expectancy of the New Owner.

If the New Owner does not elect one of the options above, then the New Owner must receive the Contract Value payable within 5 years of your date of death. The Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received the complete request for settlement of the death benefit (the next Valuation Date, if we receive the complete request for settlement of the death benefit after 3:00 p.m. Central Time).

Unless otherwise instructed by the New Owner, the excess, if any of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The New Owner may exercise all rights as set forth in the Transfers section during this 5 year period. No withdrawal charge will be imposed for withdrawals made during this 5 year period.

No additional purchase payments may be added to the Contract under this election.

If the New Owner dies prior to the receiving all of the Contract Value, then the New Owner’s named Beneficiary(ies) will receive the remaining Contract Value. This amount must be received as a lump sum within 5 years of the date of the original Owner’s death.

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We reserve the right to offer additional options upon the death of Owner.

If the New Owner is a corporation, trust, or other non-living person:

(a) The New Owner may elect to receive the death benefit in a lump sum; or

(b) If the New Owner does not elect the option above, then the New Owner must receive the Contract Value payable within 5 years of your date of death. The Contract Value will equal the amount of the death benefit as determined as of the end of the Valuation Date on which we receive the complete request for settlement of the death benefit (the next Valuation Date, if we receive the request after 3:00 p.m. Central Time). Unless otherwise instructed by the New Owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The New Owner may exercise all rights as set forth in the Transfers provision during this 5 year period. No additional purchase payments may be added to the Contract under this election. No withdrawal charge will be imposed for withdrawals made during this 5 year period.

We reserve the right to offer additional options upon the death of Owner.

If any New Owner is a non-living person, all New Owners will be considered to be non-living persons for the above purposes.

Under any of these options, all ownership rights, subject to any restrictions previously placed upon the Beneficiary, are available to the New Owner from the date of your death to the date on which the death proceeds are paid.

DEATH OF ANNUITANT

If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a living person, the following apply:

(a) The Contract owner may elect to receive the death benefit in a lump sum; or

(b) The Contract owner may elect to apply the death benefit to an Income Plan which must begin within one year of the date of death and must be for a guaranteed number of payments for a period from 5 to 30 years but not to exceed the life expectancy of the owner or

(c) If the Contract owner does not elect either of the above options within 180 days of the date of the Annuitant’s death, then the Contract will continue as if death had not occurred. If this option is elected, the new Annuitant will be the youngest Owner, unless the Owner name a different Annuitant.

If the Annuitant who is not also the Contract owner dies prior to the Payout Start Date and the Contract owner is a non-living person, the following apply:

(a) The Contract owner may elect to receive the death benefit in a lump sum; or

(b) If the Contract owner does not elect the above option, then the Owner must receive the Contract Value payable within 5 years of the Annuitant’s date of death.

On the date we receive the complete request for settlement of the death benefit, the Contract Value under this option will be the death benefit. Unless otherwise instructed by the Contract owner, the excess, if any, of the death benefit over the Contract Value will be allocated to the Money Market Variable Sub-Account. The Contract owner may then exercise all rights as set forth in the Transfers section during this 5 year period.

No additional purchase payments may be added to the Contract under this election. No withdrawal charge will be imposed for withdrawals made during this 5 year period.

Under any of these options, all ownership rights are available to the Contract owner from the date of the Annuitant’s death to the date on which the death benefit is paid. We reserve the right to offer additional options upon the Death of Annuitant.

The Contract owner has 60 days from the date the company receives Due Proof of Death to select an Income Plan without incurring a tax on the entire gain in the Contract. If the Contract owner elects to continue the Contract, they will be taxed on the entire gain in the Contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Contract owner. An additional 10% federal tax penalty may apply if the Contract Owner is under age 59 1/2. Any amount included in the Contract owner’s gross income as a result of a Contract continuance will increase the investment in the Contract for future distributions.

MORE INFORMATION

ALLSTATE NEW YORK

Allstate New York is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York is currently licensed to operate in New York.

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Allstate New York was incorporated in 1967 and was known as “Financial Life Insurance Company” from 1967 to 1978. From 1978 to 1984, Allstate New York was known as “PM Life Insurance Company.” Since 1984 the company has been known as “Allstate Life Insurance Company of New York.”

Our home office is located at 100 Motor Parkway, Hauppauge, New York 11788-5107. Our customer service office is located in Lincoln, Nebraska.

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company (“Allstate Life”), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property- liability insurance company incorporated under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

THE VARIABLE ACCOUNT

Allstate New York established the Allstate Life Insurance Company of New York Separate Account A on December 15, 1995. The Contracts were previously issued through the Allstate Life of New York Variable Account II. Effective May 1, 2004, the Variable Account combined with Allstate Life of New York Variable Annuity Account and Allstate Life of New York Variable Annuity Account II and consolidated duplicative Variable Sub-Accounts that invest in the same Portfolio (the “Consolidation”). The accumulation unit values for the Variable Sub- Accounts in which you invest did not change as a result of the Consolidation, and your Contract Value immediately after the Consolidation was the same as the value immediately before the Consolidation. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or

Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York insurance law. That means we account for the Variable Account’s income, gains, and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of multiple Variable Sub-Accounts, each of which invests in a corresponding portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE PORTFOLIOS

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

Voting Privileges. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee’s number of votes will be determined by dividing the reserves for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS We reserve the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Portfolio shares held by any Variable Sub-Account. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible

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investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors or trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio’s board of directors or trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio’s net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT

The Contracts are distributed exclusively by their principal underwriter, Morgan Stanley DW Inc. Morgan Stanley DW, a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., is located at 1585 Broadway, New York, NY 10036. Morgan Stanley DW is a registered broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the New York Stock Exchange and the National Association of Securities Dealers.

We may pay up to a maximum sales commission of 2% of purchase payments and an annual sales administration expense of up to 0.70% of the average net assets of the Contracts to Morgan Stanley DW. In addition, Morgan Stanley DW may pay annually to its representatives, from its profits a persistency bonus that will take into account among other things, the length of time purchase payments have been held under the Contract and Contract Values.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

. issuance of the Contracts;

. maintenance of Contract owner records;

. Contract owner services;

. calculation of unit values;

. maintenance of the Variable Account; and

. preparation of Contract owner reports.

We will send you Contract statements at least annually prior to the Payout Start Date. Contract statements are currently being sent on a quarterly basis. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We also will also provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

NON-QUALIFIED ANNUITIES HELD WITHIN A QUALIFIED PLAN

If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Allstate New York no longer issues deferred annuities to employer sponsored qualified retirement plans.

LEGAL MATTERS

All matters of New York state law pertaining to the Contracts, including the validity of the Contracts and Allstate New York’s right to issue such Contracts under New York state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.

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TAXES

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE NEW YORK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from Allstate New York, and its operations form a part of Allstate New York, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Allstate New York believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate New York does not intend to make provisions for any such taxes. If Allstate New York is taxed on investment income or capital gains of the Variable Account, then Allstate New York may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

. the Contract Owner is a natural person,

. the investments of the Variable Account are “adequately diversified” according to Treasury Department regulations, and

. Allstate New York is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section.

In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the surviving Contract Owner. Since the trust will be the surviving Contract Owner in all cases, the Death Benefit will be payable to the trust notwithstanding any beneficiary designation on the annuity contract. A trust, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment; or 2) payment deferred up to five years from date of death.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be “adequately diversified” consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department

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announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a Contract owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.

DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

. if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner’s death;

. if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner’s death. These requirements are satisfied if any portion of the Contract Owner’s interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner’s death. If the Contract Owner’s designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner;

. if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.

TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

. if distributed in a lump sum, the amounts are taxed in the same manner as a total withdrawal, or

. if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any

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premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

. made on or after the date the Contract Owner attains age 59 1/2,

. made as a result of the Contract Owner’s death or becoming totally disabled,

. made in substantially equal periodic payments over the Contract Owner’s life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

. made under an immediate annuity, or

. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner’s attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non- qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.

PARTIAL EXCHANGES. The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance; as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different. Your Contract may not permit partial exchanges.

TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.

AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Allstate New York (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

INCOME TAX WITHHOLDING

Generally, Allstate New York is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Allstate New York is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Allstate New York as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien’s country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number (“ITIN”). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all

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countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.

TAX QUALIFIED CONTRACTS

The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income from annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing an annuity as a TSA or IRA. Tax Qualified Contracts are contracts purchased as or in connection with:

. Individual Retirement Annuities (IRAs) under Code Section 408(b);

. Roth IRAs under Code Section 408A;

. Simplified Employee Pension (SEP IRA) under Code Section 408(k);

. Savings Incentive Match Plans for Employees (SIMPLE IRA) under Code Section 408(p);

. Tax Sheltered Annuities under Code Section 403(b);

. Corporate and Self Employed Pension and Profit Sharing Plans under Code Section 401; and

.State and Local Government and Tax-Exempt Organization Deferred Compensation Plans under Code Section 457.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements. If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waiver of charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Allstate New York no longer issues deferred annuities to employer sponsored qualified retirement plans.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Allstate New York can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent’s IRA, TSA, or employer sponsored retirement plan under which the decedent’s surviving spouse is the beneficiary. Allstate New York does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent’s IRA, TSA, or employer sponsored qualified retirement plan.

Please refer to your Endorsement for IRAs or 403(b) plans, if applicable, for additional information on your death settlement options. In the case of certain qualified plans, the terms of the Qualified Plan Endorsement and the plans may govern the right to benefits, regardless of the terms of the Contract.

TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and generally all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

“Qualified distributions” from Roth IRAs are not included in gross income. “Qualified distributions” are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

. made on or after the date the Contract Owner attains age 59 1/2,

. made to a beneficiary after the Contract Owner’s death,

. attributable to the Contract Owner being disabled, or

. made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

“Nonqualified distributions” from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions.

REQUIRED MINIMUM DISTRIBUTIONS. Generally, Tax Qualified Contracts (excluding Roth IRAs) require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

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It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under qualified plans, such as in connection with a TSA or employer sponsored qualified retirement plan.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

. made on or after the date the Contract Owner attains age 59 1/2,

. made as a result of the Contract Owner’s death or total disability,

. made in substantially equal periodic payments over the Contract Owner’s life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

. made after separation from service after age 55 (does not apply to IRAs),

. made pursuant to an IRS levy,

. made for certain medical expenses,

. made to pay for health insurance premiums while unemployed (applies only for IRAs),

. made for qualified higher education expenses (applies only for IRAs), and

. made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs).

During the first 2 years of the individual’s participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer’s attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Allstate New York is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered “eligible rollover distributions.” The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Allstate New York is required to withhold federal income tax at a rate of 20% on all “eligible rollover distributions” unless you elect to make a “direct rollover” of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Tax Qualified Contracts, including TSAs but excluding IRAs, with the exception of:

. required minimum distributions, or,

. a series of substantially equal periodic payments made over a period of at least 10 years, or,

. a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

. hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Allstate New York is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Allstate New York as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien or to certain other ‘foreign persons’. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien’s country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer

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identification number is a social security number or an individual taxpayer identification number (“ITIN”). ITINs are issued by the IRS to non- resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.

INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified retirement plans may be “rolled over” on a tax-deferred basis into an Individual Retirement Annuity.

ROTH INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408A permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or “rolled over” to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL

IRAS). Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant’s surviving spouse as the new Annuitant, if the following conditions are met:

1) The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the Contract;

2) The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3) We receive a complete request for settlement for the death of the Annuitant; and

4) The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

(a) The Annuitant’s surviving spouse is the sole beneficiary of the Individual Retirement Account;

(b) The Annuitant’s surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

(c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse’s election.

SIMPLIFIED EMPLOYEE PENSION IRA. Code Section 408(k) allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Code Section 408(p) allows eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.

TAX SHELTERED ANNUITIES. Code Section 403(b) provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

. attains age 59 1/2,

. severs employment,

. dies,

. becomes disabled, or

. incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403 (b) plan. Generally, we do

31  PROSPECTUS

not accept funds in 403(b) contracts that are subject to the Employee Retirement Income Security Act of 1974 (ERISA).

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS.

Section 401(a) of the Code permits corporate employers to establish various types of tax favored retirement plans for employees. Self- employed individuals may establish tax favored retirement plans for themselves and their employees (commonly referred to as “H.R.10” or “Keogh”). Such retirement plans may permit the purchase of annuity contracts. Allstate New York no longer issues annuity contracts to employer sponsored qualified retirement plans.

There are two owner types for contracts intended to qualify under Section 401(a): a qualified plan fiduciary or an annuitant owner.

. A qualified plan fiduciary exists when a qualified plan trust that is intended to qualify under Section 401(a) of the Code is the owner. The qualified plan trust must have its own tax identification number and a named trustee acting as a fiduciary on behalf of the plan. The annuitant should be the person for whose benefit the contract was purchased.

. An annuitant owner exists when the tax identification number of the owner and annuitant are the same, or the annuity contract is not owner by a qualified plan trust. The annuitant should be the person for whose benefit the contract was purchased.

If a qualified plan fiduciary is the owner of the contract, the qualified plan must be the beneficiary so that death benefits from the annuity are distributed in accordance with the terms of the qualified plan. Annuitant owned contracts require that the beneficiary be the annuitant’s spouse (if applicable), which is consistent with the required IRS language for qualified plans under Section 401(a). A completed Annuitant Owned Qualified Plan Designation of Beneficiary form is required in order to change the beneficiary of an annuitant owned Qualified Plan contract.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION

PLANS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. In eligible governmental plans, all assets and income must be held in a trust/ custodial account/annuity contract for the exclusive benefit of the participants and their beneficiaries. To the extent the Contracts are used in connection with a non-governmental eligible plan, employees are considered general creditors of the employer and the employer as owner of the Contract has the sole right to the proceeds of the Contract. Under eligible 457 plans, contributions made for the benefit of the employees will not be includible in the employees’ gross income until distributed from the plan. Allstate New York no longer issues annuity contracts to employer sponsored qualified retirement plans. Contracts that have been previously sold to State and Local government and Tax-Exempt organization Deferred Compensation Plans will be administered consistent with the rules for contracts intended to qualify under Section 401(a).

PERFORMANCE INFORMATION

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor’s 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron’s, Business Week, USA Today, and statistical services,

32  PROSPECTUS

including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

33  PROSPECTUS

APPENDIX A

ACCUMULATION UNIT VALUES AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH VARIABLE SUB- ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED BASIC POLICY

FOR THE YEARS BEGINNING JANUARY 1*, AND ENDING DECEMBER 31,	2000	2001	2002	2003	2004
VARIABLE SUB-ACCOUNTS
MORGAN STANLEY VIS AGGRESSIVE EQUITY - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.129	$6.542	$4.882	$6.052
Accumulation Unit Value, End of Period	$9.129	$6.542	$4.882	$6.052	$6.709
Number of Units Outstanding, End of Period	0	0	0	0	0
MORGAN STANLEY VIS DIVIDEND GROWTH - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.994	$10.248	$8.259	$10.380
Accumulation Unit Value, End of Period	$10.994	$10.248	$8.259	$10.380	$11.071
Number of Units Outstanding, End of Period	0	3,891	12,983	13,141	3,551
MORGAN STANLEY VIS EQUITY - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.082	$6.528	$5.054	$6.105
Accumulation Unit Value, End of Period	$9.082	$6.528	$5.054	$6.105	$6.670
Number of Units Outstanding, End of Period	0	1,936	1,934	1,933	1,931
MORGAN STANLEY VIS EUROPEAN EQUITY - CLASS Y SUB-ACCOUNT /(1) /
Accumulation Unit Value, Beginning of Period	$10.000	$10.564	$8.546	$6.609	$8.384
Accumulation Unit Value, End of Period	$10.564	$8.546	$6.609	$8.384	$9.295
Number of Units Outstanding, End of Period	0	96	2,545	2,431	266
MORGAN STANLEY VIS GLOBAL ADVANTAGE - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.058	$7.371	$5.319	$6.855
Accumulation Unit Value, End of Period	$9.058	$7.371	$5.319	$6.855	$7.586
Number of Units Outstanding, End of Period	0	0	0	0	0
MORGAN STANLEY VIS GLOBAL DIVIDEND GROWTH - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.709	$10.245	$8.494	$11.021
Accumulation Unit Value, End of Period	$10.709	$10.245	$8.494	$11.021	$12.454
Number of Units Outstanding, End of Period	0	3,891	2,799	2,689	2,279
MORGAN STANLEY VIS HIGH YIELD - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$7.848	$5.111	$4.667	$5.861
Accumulation Unit Value, End of Period	$7.848	$5.111	$4.667	$5.861	$6.329
Number of Units Outstanding, End of Period	0	3,761	3,811	3,750	5,242
MORGAN STANLEY VIS INCOME BUILDER - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.362	$10.594	$9.459	$11.235
Accumulation Unit Value, End of Period	$10.362	$10.594	$9.459	$11.235	$12.260
Number of Units Outstanding, End of Period	0	0	1,542	1,542	2,055
MORGAN STANLEY VIS INCOME PLUS - CLASS Y SUB-ACCOUNT /(2)/
Accumulation Unit Value, Beginning of Period	$10.000	$10.418	$11.225	$11.646	$12.407
Accumulation Unit Value, End of Period	$10.418	$11.225	$11.646	$12.407	$12.849
Number of Units Outstanding, End of Period	0	8,547	6,266	20,248	20,476
MORGAN STANLEY VIS INFORMATION - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.290	$5.527	$2.917	$4.618
Accumulation Unit Value, End of Period	$9.290	$5.527	$2.917	$4.618	$4,705
Number of Units Outstanding, End of Period	0	0	0	0	0
MORGAN STANLEY VIS LIMITED DURATION - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.109	$10.610	$10.856	$10.911
Accumulation Unit Value, End of Period	$10.109	$10.610	$10.856	$10.911	$10.880
Number of Units Outstanding, End of Period	0	191,028	4,042	15,217	18,345

34  PROSPECTUS

MORGAN STANLEY VIS MONEY MARKET - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.102	$10.319	$10.280	$10.175
Accumulation Unit Value, End of Period	$10.102	$10.319	$10.280	$10.175	$10.090
Number of Units Outstanding, End of Period	0	801,472	32,608	2,421	1,056
MORGAN STANLEY VIS S&P 500 INDEX - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.405	$8.108	$6.180	$7.768
Accumulation Unit Value, End of Period	$9.405	$8.108	$6.180	$7.768	$8.444
Number of Units Outstanding, End of Period	0	13,170	13,327	21,206	21,511
MORGAN STANLEY VIS STRATEGIST - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.770	$8.627	$7.643	$9.483
Accumulation Unit Value, End of Period	$9.770	$8.627	$7.643	$9.483	$10.292
Number of Units Outstanding, End of Period	0	1,485	2,131	2,128	2,126
MORGAN STANLEY VIS UTILITIES - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.641	$7.033	$5.332	$6.157
Accumulation Unit Value, End of Period	$9.641	$7.033	$5.332	$6.157	$7.300
Number of Units Outstanding, End of Period	0	1,747	1,981	1,978	1,531
VAN KAMPEN UIF EMERGING MARKETS EQUITY, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$8.088	$7.063	$6.693	$9.873
Accumulation Unit Value, End of Period	$8.088	$7.063	$6.693	$9.873	$11.981
Number of Units Outstanding, End of Period	0	0	0	0	583
VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$8.737	$7.890	$5.197	$6.674
Accumulation Unit Value, End of Period	$8.737	$7.890	$5.197	$6.674	$6.797
Number of Units Outstanding, End of Period	0	0	2,486	5,911	2,481
VAN KAMPEN UIF INTERNATIONAL MAGNUM, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$9.919	$7.890	$6.469	8.124
Accumulation Unit Value, End of Period	$9.919	$7.890	$6.469	$8.124	$9.399
Number of Units Outstanding, End of Period	0	0	0	0	0
VAN KAMPEN UIF MID CAP GROWTH, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	- -	- -	$10.000	$7.321	10.229
Accumulation Unit Value, End of Period	- -	- -	$7.321	$10.229	$12.259
Number of Units Outstanding, End of Period	- -	- -	0	0	0
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$10.125	$9.665	$6.856	$9.563
Accumulation Unit Value, End of Period	$10.125	$9.665	$6.856	$9.563	$10.800
Number of Units Outstanding, End of Period	0	0	5,184	5,229	6,657
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$10.443	$11.305	$10.979	$14.983
Accumulation Unit Value, End of Period	$10.443	$11.305	$10.979	$14.983	$20.142
Number of Units Outstanding, End of Period	0	4	772	746	841
VAN KAMPEN LIT COMSTOCK, CLASS I SUB-ACCOUNT				- -
Accumulation Unit Value, Beginning of Period	- -	- -	$10.000	$8.061	$10.407
Accumulation Unit Value, End of Period	- -	- -	$8.061	$10.407	$12.079
Number of Units Outstanding, End of Period	- -	- -	1,871	1,870	2,279
VAN KAMPEN LIT EMERGING GROWTH, CLASS I SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$7.972	$5.383	$3.582	$4.996
Accumulation Unit Value, End of Period	$7.972	$5.383	$3.582	$4.996	$4.743
Number of Units Outstanding, End of Period	0	0	326	326	325
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	- -	- -	- -	- -	$10.000
Accumulation Unit Value, End of Period	- -	- -	- -	- -	$11.141
Number of Units Outstanding, End of Period	- -	- -	- -	- -	0
AIM V.I. CAPITAL APPRECIATION - SERIES I SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$8.204	$6.203	$4.625	$5.904
Accumulation Unit Value, End of Period	$8.204	$6.203	$4.625	$5.904	$6.205
Number of Units Outstanding, End of Period	0	14	1,697	1,594	1,592

35  PROSPECTUS

AIM V.I. GROWTH - SERIES I SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$8.119	$5.661	$3.599	$4.656
Accumulation Unit Value, End of Period	$8.119	$5.661	$3.599	$4.656	$4.966
Number of Units Outstanding, End of Period	0	0	0	0	0
AIM V.I. PREMIER EQUITY - SERIES I SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.446	$8.140	$5.595	$6.898
Accumulation Unit Value, End of Period	$9.446	$8.140	$5.595	$6.898	$7.191
Number of Units Outstanding, End of Period	0	7.441	9,847	9,671	9,662
ALLIANCEBERNSTEIN GROWTH - CLASS B SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.018	$6.947	$4.798	$6.370
Accumulation Unit Value, End of Period	$9.018	$6.947	$4.798	$6.370	$7.190
Number of Units Outstanding, End of Period	0	0	0	0	0
ALLIANCEBERNSTEIN GROWTH AND INCOME - CLASS B SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.358	$10.224	$7.833	$10.205
Accumulation Unit Value, End of Period	$10.358	$10.224	$7.833	$10.205	$11.187
Number of Units Outstanding, End of Period	0	6,548	10,733	11,738	15,971
ALLIANCEBERNSTEIN LARGE CAP GROWTH - CLASS B SUB-ACCOUNT /(4)/
Accumulation Unit Value, Beginning of Period	$10.000	$8.935	$7.274	$4.958	$6.003
Accumulation Unit Value, End of Period	$8.935	$7.274	$4.958	$6.003	$6.437
Number of Units Outstanding, End of Period	0	1,276	1,274	1,105	1,269
PUTNAM VT GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.484	$9.673	$7.723	$9.696
Accumulation Unit Value, End of Period	$10.484	$9.673	$7.723	$9.696	$10.619
Number of Units Outstanding, End of Period	0	4,368	5,117	5,111	5,106
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.019	$7.839	$6.361	$8.058
Accumulation Unit Value, End of Period	$10.019	$7.839	$6.361	$8.058	$9.228
Number of Units Outstanding, End of Period	0	0	1,103	1,103	1,103
PUTNAM VT SMALL CAP VALUE - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	-	-	$10.000	$7.303	$10.771
Accumulation Unit Value, End of Period	-	-	$7.303	$10.771	$13.399
Number of Units Outstanding, End of Period	-	-	0	0	129
PUTNAM VT VOYAGER - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$8.919	$6.820	$4.938	$6.080
Accumulation Unit Value, End of Period	$8.919	$6.820	$4.938	$6.080	$6.294
Number of Units Outstanding, End of Period	0	3,823	3,819	3,816	4,527

* All the Variable Sub-Accounts were first offered under the Contract on September 25, 2000 except the Information Variable Sub-Account which commenced operations on November 6, 2000 and the Morgan Stanley UIF Mid Cap Growth (Class I), Van Kampen LIT Comstock, LSA Aggressive Growth, and Putnam VT Small Cap Value Variable Sub-Accounts which were first offered on May 1, 2002. The Van Kampen LIT Aggressive Growth Variable Sub-Account was first offered on May 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.35% and an administrative expense charge of 0.10%.

(1) Effective December 30, 2004, the Morgan Stanley VIS European Growth Portfolio - Class Y changed its name to Morgan Stanley VIS European Equity Portfolio - Class Y. We have made a corresponding change in the name of the Variable Sub-account that invests in that Portfolio.

(2) Effective April 29, 2005, the Morgan Stanley VIS Quality Income Plus Portfolio - Class Y changed its name to Morgan Stanley VIS Income Plus Portfolio - Class Y. We have made a corresponding change in the name of the Variable Sub-account that invests in that Portfolio.

(3) Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.

(4) Effective May 2, 2005, the AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large Cap Growth Portfolio - Class B. We have made a corresponding change in the name of the Variable Sub-account that invests in that Portfolio.

36  PROSPECTUS

APPENDIX A

ACCUMULATION UNIT VALUE AND NUMBER OF ACCUMULATION UNITS OUTSTANDING FOR EACH

VARIABLE SUB-ACCOUNT SINCE CONTRACTS WERE FIRST OFFERED WITH PERFORMANCE DEATH

BENEFIT OPTION

FOR THE YEARS BEGINNING JANUARY 1*, AND ENDING DECEMBER 31,	2000	2001	2002	2003	2004
VARIABLE SUB-ACCOUNTS
MORGAN STANLEY VIS AGGRESSIVE EQUITY - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.122	$6.409	$4.868	$6.027
Accumulation Unit Value, End of Period	$9.122	$6.409	$4.868	$6.027	$6.672
Number of Units Outstanding, End of Period	0	4,062	751	750	749
MORGAN STANLEY VIS DIVIDEND GROWTH - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.991	$10.232	$8.235	$10.337
Accumulation Unit Value, End of Period	$10.991	$10.232	$8.235	$10.337	$11.010
Number of Units Outstanding, End of Period	0	3,724	19,432	19,170	18,184
MORGAN STANLEY VIS EQUITY - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.080	$6.518	$5.039	$6.079
Accumulation Unit Value, End of Period	$9.080	$6.518	$5.039	$6.079	$6.634
Number of Units Outstanding, End of Period	4,536	28,983	25,643	25,842	25,448
MORGAN STANLEY VIS EUROPEAN EQUITY - CLASS Y SUB-ACCOUNT /(1) /
Accumulation Unit Value, Beginning of Period	$10.000	$10.561	$8.532	$6.590	$8.349
Accumulation Unit Value, End of Period	$10.561	$8.532	$6.590	$8.349	$9.244
Number of Units Outstanding, End of Period	734	1,754	1,150	1,149	1,043
MORGAN STANLEY VIS GLOBAL ADVANTAGE - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.055	$6.815	$5.304	$6.826
Accumulation Unit Value, End of Period	$9.055	$6.815	$5.304	$6.826	$7.544
Number of Units Outstanding, End of Period	0	121	120	120	0
MORGAN STANLEY VIS GLOBAL DIVIDEND GROWTH - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.706	$9.859	$8.470	$10.975
Accumulation Unit Value, End of Period	$10.706	$9.859	$8.470	$10.975	$12.386
Number of Units Outstanding, End of Period	0	2,413	3,281	3,281	4,099
MORGAN STANLEY VIS HIGH YIELD - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$7.845	$6.708	$4.653	$5.836
Accumulation Unit Value, End of Period	$7.845	$6.708	$4.653	$5.836	$6.294
Number of Units Outstanding, End of Period	0	0	0	51,725	47,979
MORGAN STANLEY VIS INCOME BUILDER - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.359	$10.582	$9.432	$11.188
Accumulation Unit Value, End of Period	$10.359	$10.582	$9.432	$11.188	$12.193
Number of Units Outstanding, End of Period	0	0	100	0	0
MORGAN STANLEY VIS INCOME PLUS - CLASS Y SUB-ACCOUNT /(2)/
Accumulation Unit Value, Beginning of Period	$10.000	$10.415	$11.207	$11.612	$12.355
Accumulation Unit Value, End of Period	$10.415	$11.207	$11.612	$12.355	$12.778
Number of Units Outstanding, End of Period	0	3,914	8,752	7,987	4,498
MORGAN STANLEY VIS INFORMATION - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.288	$5.251	$2.909	$4.599
Accumulation Unit Value, End of Period	$9.288	$5.251	$2.909	$4.599	$8.051
Number of Units Outstanding, End of Period	0	0	0	0	4,671
MORGAN STANLEY VIS LIMITED DURATION - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.106	$10.593	$10.824	$10.865
Accumulation Unit Value, End of Period	$10.106	$10.593	$10.824	$10.865	$10.820
Number of Units Outstanding, End of Period	0	40,626	14,721	15,746	14,889
MORGAN STANLEY VIS MONEY MARKET - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.099	$10.302	$10.251	$10.132
Accumulation Unit Value, End of Period	$10.099	$10.302	$10.251	$10.132	$10.035

37  PROSPECTUS

Number of Units Outstanding, End of Period	0	13,250	16,680	36,920		4,107
MORGAN STANLEY VIS S&P 500 INDEX - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.402	$8.095	$6.162		$7.736
Accumulation Unit Value, End of Period	$9.402	$8.095	$6.162	$7.736		$8.398
Number of Units Outstanding, End of Period	0	3,212	3,393	10,563		10,724
MORGAN STANLEY VIS STRATEGIST - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.767	$8.614	$7.621		$9.443
Accumulation Unit Value, End of Period	$9.767	$8.614	$7.621	$9.443		$10.235
Number of Units Outstanding, End of Period	3,094	10,141	47,412	47,147		44,312
MORGAN STANLEY VIS UTILITIES - CLASS Y SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.638	$7.022	$5.316		$6.131
Accumulation Unit Value, End of Period	$9.638	$7.022	$5.316	$6.131		$7.260
Number of Units Outstanding, End of Period	0	5,024	4,248	4,006		3,812
VAN KAMPEN UIF EMERGING MARKETS EQUITY, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$8.086	$7.055	$6.674		$9.832
Accumulation Unit Value, End of Period	$8.086	$7.055	$6.674	$9.832		$4.716
Number of Units Outstanding, End of Period	0	0	0	5,911		10.308
VAN KAMPEN UIF EQUITY GROWTH, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$8.737	$7.298	$5.182		$6.372
Accumulation Unit Value, End of Period	$8.737	$7.298	$5.182	$6.372		$6.760
Number of Units Outstanding, End of Period	0	2,724	6,493	14,981		19,643
VAN KAMPEN UIF INTERNATIONAL MAGNUM, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$9.916	$7.877	$6.450		$8.090
Accumulation Unit Value, End of Period	$9.916	$7.877	$6.450	$8.090		$9.347
Number of Units Outstanding, End of Period	0	0	0	0		0
VAN KAMPEN UIF MID CAP GROWTH, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	- -	- -	$10.000	$7.314		$10.207
Accumulation Unit Value, End of Period	- -	- -	$7.314	$10.207		$12.250
Number of Units Outstanding, End of Period	- -	- -	0	806		34,813
VAN KAMPEN UIF U.S. MID CAP VALUE, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$10.122	$9.649	$6.836		$9.523
Accumulation Unit Value, End of Period	$10.122	$9.649	$6.836	$9.523		$10.741
Number of Units Outstanding, End of Period	0	3,088	5,222	10,807		13,380
VAN KAMPEN UIF U.S. REAL ESTATE, CLASS I SUB-ACCOUNT /(3)/
Accumulation Unit Value, Beginning of Period	$10.000	$10.440	$11.648	$10.947		$14.921
Accumulation Unit Value, End of Period	$10.440	$11.648	$10.947	$14.921		$20.032
Number of Units Outstanding, End of Period	0	0	1,511	5,234		6,765
VAN KAMPEN LIT COMSTOCK, CLASS I SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	- -	- -	$10.000	$8.054		$10.407
Accumulation Unit Value, End of Period	- -	- -	$8.054	$10.407		11.997
Number of Units Outstanding, End of Period	- -	- -	1,303	1,870		178,423
VAN KAMPEN LIT EMERGING GROWTH, CLASS I SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$7.907	$5.374	$3.571		$4.477
Accumulation Unit Value, End of Period	$7.907	$5.374	$3.571	$4.477		$4.716
Number of Units Outstanding, End of Period	0	2,481	2,479	12,787		10,308
VAN KAMPEN LIT AGGRESSIVE GROWTH, CLASS II SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	- -	- -	- -			$10.000
Accumulation Unit Value, End of Period	- -	- -	- -		$
Number of Units Outstanding, End of Period	- -	- -	- -			0
AIM V.I. CAPITAL APPRECIATION - SERIES I SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$8.202	$6.299	$4.611		$5.879
Accumulation Unit Value, End of Period	$8.202	$6.299	$4.611	$5.879		$6.171
Number of Units Outstanding, End of Period	0	0	0	0		0
AIM V.I. GROWTH - SERIES I SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$8.117	$5.655	$3.589		$4.636
Accumulation Unit Value, End of Period	$8.117	$5.655	$3.589	$4.636		$4.939
Number of Units Outstanding, End of Period	0	0	0	0		0

38  PROSPECTUS

AIM V.I. PREMIER EQUITY - SERIES I SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.444	$8.351	$5.579	$6.869
Accumulation Unit Value, End of Period	$9.444	$8.351	$5.579	$6.869	$7.152
Number of Units Outstanding, End of Period	0	0	0	0	0
ALLIANCEBERNSTEIN GROWTH - CLASS B SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$9.016	$6.939	$4.784	$6.343
Accumulation Unit Value, End of Period	$9.016	$6.939	$4.784	$6.343	$7.151
Number of Units Outstanding, End of Period	0	0	0	0	0
ALLIANCEBERNSTEIN GROWTH AND INCOME - CLASS B SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.355	$10.208	$7.811	$10.163
Accumulation Unit Value, End of Period	$10.355	$10.208	$7.811	$10.163	$11.126
Number of Units Outstanding, End of Period	0	3,791	6,736	8,932	8,118
ALLIANCEBERNSTEIN LARGE CAP GROWTH - CLASS B SUB-ACCOUNT /(4) /
Accumulation Unit Value, Beginning of Period	$10.000	$8.932	$7.262	$4.943	$6.003
Accumulation Unit Value, End of Period	$8.932	$7.262	$4.943	$6.003	$6.402
Number of Units Outstanding, End of Period	0	1,399	1,230	1,105	1,005
PUTNAM VT GROWTH AND INCOME - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.481	$9.658	$7.701	$9.656
Accumulation Unit Value, End of Period	$10.481	$9.658	$7.701	$9.656	$10.560
Number of Units Outstanding, End of Period	0	0	0	0	0
PUTNAM VT INTERNATIONAL EQUITY - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$10.016	$7.826	$6.342	$8.024
Accumulation Unit Value, End of Period	$10.016	$7.826	$6.342	$8.024	$9.177
Number of Units Outstanding, End of Period	0	1,780	$3,230	10,606	13,366
PUTNAM VT SMALL CAP VALUE - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	-	-	$10.000	$7.296	$10.748
Accumulation Unit Value, End of Period	-	-	$7.296	$10.748	$13.389
Number of Units Outstanding, End of Period	-	-	836	1,541	42,688
PUTNAM VT VOYAGER - CLASS IB SUB-ACCOUNT
Accumulation Unit Value, Beginning of Period	$10.000	$8.916	$7.195	$4.924	$6.054
Accumulation Unit Value, End of Period	$8.916	$7.195	$4.924	$6.054	$6.259
Number of Units Outstanding, End of Period	0	0	1,297	13,953	19,415

* All the Variable Sub-Accounts were first offered under the Contract on September 25, 2000 except the Information Variable Sub-Account which commenced operations on November 6, 2000 and the Morgan Stanley UIF Mid Cap Growth (Class I), Van Kampen LIT Comstock, LSA Aggressive Growth, and Putnam VT Small Cap Value Variable Sub-Accounts which were first offered on May 1, 2002. The Van Kampen LIT Aggressive Growth Variable Sub-Account was first offered on May 1, 2004. The Accumulation Unit Values in this table reflect a mortality and expense risk charge of 1.48% and an administrative expense charge of 0.10%.

(1) Effective December 30, 2004, the Morgan Stanley VIS European Growth Portfolio - Class Y changed its name to Morgan Stanley VIS European Equity Portfolio - Class Y. We have made a corresponding change in the name of the Variable Sub-account that invests in that Portfolio.

(2) Effective April 29, 2005, the Morgan Stanley VIS Quality Income Plus Portfolio - Class Y changed its name to Morgan Stanley VIS Income Plus Portfolio - Class Y. We have made a corresponding change in the name of the Variable Sub-account that invests in that Portfolio.

(3) Morgan Stanley Investment Management, Inc., the adviser to the UIF Portfolios, does business in certain instances using the name Van Kampen.

(4) Effective May 2, 2005, the AllianceBernstein Premier Growth Portfolio - Class B changed its name to AllianceBernstein Large Cap Growth Portfolio - Class B. We have made a corresponding change in the name of the Variable Sub-account that invests in that Portfolio.

39  PROSPECTUS

STATEMENT OF ADDITIONAL INFORMATION

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

THE CONTRACT

Purchases

Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)

CALCULATION OF ACCUMULATION UNIT VALUES

Net Investment Factor

CALCULATION OF VARIABLE INCOME PAYMENTS

GENERAL MATTERS

Incontestability

Settlements

Safekeeping of the Variable Account’s Assets

Premium Taxes

Tax Reserves

EXPERTS

FINANCIAL STATEMENTS

40  PROSPECTUS

ALLSTATE VARIABLE ANNUITY 3 ASSETMANAGER

Individual Flexible Premium Variable Annuity Contract

Issued By

Wilton Reassurance Life Company of New York

Through

Allstate Life of New York Separate Account A

Supplement dated November 1, 2021 to the

Statement of Additional Information dated April 30, 2005

This supplement updates certain information contained in the Statement of Additional Information (“SAI”), dated April 30, 2005 for the Allstate Variable Annuity 3 AssetManager individual flexible premium variable annuity contract (the “Contract”) supported by Allstate Life of New York Separate Account A (the “Separate Account”), for which there is a related prospectus dated April 30, 2005, as supplemented on November 1, 2021. Please read this supplement and the SAI carefully in conjunction with the prospectus and retain it for future reference. Capitalized terms not otherwise defined in this supplement have the meanings given to them in the SAI.

On October 1, 2021, Wilton Reassurance Company (“WRAC”) acquired Allstate Life Insurance Company of New York (“Allstate New York”). On November 1, 2021 Allstate New York merged into Wilton Reassurance Life Company of New York a subsidiary of WRAC (the “Merger”).

The Merger did not affect the terms of, or the rights and obligations under, the Contracts other than to change the insurance company that provides Contract benefits from Allstate New York to WRNY. The Contracts continue to be funded by the Separate Account. Contract values did not change as a result of the Merger. No additional charges were imposed and no deductions were made as a result of the Merger. The Merger did not have any tax consequences for Contractowners.

Administrative Office:

Street Address: 5801 SW 6th Ave., Topeka, KS 66636

Mailing Address: P.O. Box 758559, Topeka, KS 66675-8559

Telephone Number: 1-800-457-8207

Fax: 1-785-228-4584

Revisions to the SAI

The information below describes changes to the SAI as a result of the Merger and otherwise updates the SAI.

I.	References to Allstate New York Life Insurance Company throughout the SAI that are not otherwise addressed below are replaced with references to WRNY

II.	The section titled “PURCHASES” is deleted and replaced with the following:

Allstate Distributors, LLC, (“ADLLC”) is the principal underwriter and distributor of the Contracts. The offering of the Contracts is continuous. The Contract is no longer available for new sales, but owners of outstanding Contracts may continue to make additional purchase payments.

III.	The sections titled “EXPERTS” and “FINANCIAL STATEMENTS” are deleted and replaced with the following:

EXPERTS

The statutory-basis financial statements of Wilton Reassurance Life Company of New York, as of and for the years ended December 31, 2020, 2019 and 2018, included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America. The variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America are also described in Note 1 to the statutory-basis financial statements). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The statutory-basis financial statements of Allstate Life Insurance Company of New York included in this Supplement to the Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion on such financial statements and includes an emphasis of matter paragraph that indicates that such financial statements were prepared in accordance with accounting practices prescribed or permitted by the New York State Department of Financial Services (“statutory-basis”), which differ from and are not in accordance with accounting principles generally accepted in the United States of America; and which expresses an adverse opinion that the statutory-basis financial statements are not fairly presented in conformity with accounting principles generally accepted in the United States of America as the variances between the statutory-basis of accounting and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements and financial highlights of each of the Sub-Accounts comprising the Allstate Life of New York Separate Account A (the “Account”) incorporated in this Supplement to the Statement of Additional Information by reference from the Account’s Form N-VPFS, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The following financial statements are included in the supplement to the statement of additional information dated November 1, 2021:

• The statements of net assets of each of the individual Sub-Accounts, which comprise the Variable Account, as of December 31, 2020, and the related statements of operations for the year or period then ended and statements of changes in net assets for each of the periods in the two-year period ended December  31, 2020 and the accompanying Report of Independent Registered Public Accounting Firm are incorporated herein by reference to Form N-VPFS, SEC file No. 811-07467, filed on April 16, 2021.

• The financial statements of Allstate Life Insurance Company of New York as of and for the years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, and unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020; and

• The financial statements of Wilton Reassurance Life Company of New York as of and for each of the three years ended December 31, 2020, 2019 and 2018 and the accompanying Report of Independent Auditors, unaudited interim financial information as of June 30, 2021 and for each of the six-month periods ended June 30, 2021 and 2020, and unaudited pro-forma financial information reflecting the Merger.

The financial statements of Allstate Life Insurance Company of New York and the financial statements of Wilton Reassurance Life Company of New York are presented in conformity with accounting practices prescribed or permitted by the New York Department of Financial Services. The financial statements of the Variable Account are presented in conformity with accounting principles generally accepted in the United States of America.

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Statutory-basis Financial Statements as of and for

the Years Ended December 31, 2020, 2019, and 2018

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Audit Committee of

Allstate Life Insurance Company

Northbrook, Illinois

We have audited the accompanying statutory-basis financial statements of Allstate Life Insurance Company of New York (the “Company”), which is a wholly-owned subsidiary of Allstate Life Insurance Company, which is a wholly-owned subsidiary of Allstate Insurance Company, which is, a wholly-owned subsidiary of Allstate Insurance Holdings, LLC, which is a wholly-owned subsidiary of The Allstate Corporation, which comprise the statutory-basis statements of financial position as of December 31, 2020, 2019 and 2018 and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for the years then ended, and the related notes to the statutory-basis financial statements.

Management’s Responsibility for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory-basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory-basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory-basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory-basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 2 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using the accounting practices prescribed or permitted by the New York State Department of Financial Services, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the New York State Department of Financial Services. The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 2 to the statutory-basis financial statements and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter described in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory-basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of Allstate Life Insurance Company of New York as of December 31, 2020, 2019 and 2018 or the results of its operations or its cash flows for the years then ended.

Opinion on Statutory Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of Allstate Life Insurance Company of New York as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services as described in Note 2 to the statutory-basis financial statements.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

May 19, 2021

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2020 AND 2019

(in thousands except par value and number of shares)	2020	2019
ADMITTED ASSETS
Bonds (fair value: $4,788,589 and $4,400,759)	$4,175,040	$3,996,839
Preferred stocks (fair value: $2,236 and $11,051)	1,796	10,562
Common stocks (cost: $170,915 and $123,957)	249,205	165,135
Mortgage loans on real estate	616,560	718,901
Cash, cash equivalents and short-term investments	130,453	220,888
Contract loans	37,280	38,563
Derivatives	8,469	6,047
Other invested assets	342,484	385,644
Receivables for securities	206	150,125
Securities lending reinvested collateral assets	1,414	391

Subtotals, cash and invested assets	5,562,907	5,693,095

Investment income due and accrued	44,801	45,804
Premiums and considerations	29,609	30,605
Reinsurance recoverables and other reinsurance receivables	5,060	1,547
Net deferred tax asset	32,760	29,598
Guaranty funds receivable or on deposit	908	919
Advanced benefits	6,421	5,900
Other assets	3,454	3,707
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	423,762	404,635

Total	$6,109,682	$6,215,810

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,536,404	$4,446,313
Liability for deposit-type contracts	314,658	343,000
Contract claims	18,556	28,197
Interest maintenance reserve	13,515	12,481
Transfers to Separate Accounts due or accrued (net)	8,570	12,822
Current federal and foreign income taxes	34	28,056
Asset valuation reserve	137,711	145,134
Payable to parent, subsidiaries and affiliates	4,674	4,480
Payable for securities lending	76,033	157,280
Reserve for uncashed checks	6,710	5,832
Other liabilities	13,204	13,413
From Separate Accounts Statement	423,762	404,635

Total liabilities	5,553,831	5,601,643

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	422,098	480,414

Total capital and surplus	555,851	614,167

Total	$6,109,682	$6,215,810

See notes to statutory-basis financial statements.

3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2020	2019
Premiums and annuity considerations for life and accident and health contracts	$170,685	$199,028
Net investment income	265,739	258,104
Amortization of interest maintenance reserve	6,257	3,211
Commissions and expense allowances on reinsurance ceded	2,212	2,559
Reserve adjustments on reinsurance ceded	(22,064)	(28,355)
Miscellaneous income	957	1,153

Total	423,786	435,700

Death benefits	90,551	72,782
Annuity benefits	151,598	171,567
Disability benefits and benefits under accident and health contracts	12,821	39,191
Surrender benefits and withdrawals for life contracts	86,405	140,144
Interest and adjustments on contracts or deposit-type contract funds	18,705	19,051
Increase (decrease) in aggregate reserves for life and accident and health contracts	90,091	(7,937)
Commissions on premiums, annuity considerations, and deposit-type contract funds	10,969	19,903
General insurance expenses	30,361	38,408
Insurance taxes, licenses and fees, excluding federal income taxes	7,248	7,845
(Increase) decrease in loading on deferred and uncollected premiums	122	(1,420)
Net transfers to or (from) Separate Accounts net of reinsurance	(35,702)	(44,302)
Other expenses	209	912

Total	463,378	456,144

Net loss from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	(39,592)	(20,444)

Federal and foreign income taxes incurred (excluding tax on capital gains)	9,383	26,390

Net loss from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	(48,975)	(46,834)

Net realized capital gains (losses) less capital gains tax of $(4,543) and $3,416	(17,092)	12,852

Net loss	$(66,067)	$(33,982)

See notes to statutory-basis financial statements.

4

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2020	2019
Capital and surplus, December 31, prior year	$614,167	$644,474
Net loss	(66,067)	(33,982)
Change in net unrealized capital gains (losses)	(6,275)	16,484
Change in net unrealized foreign exchange capital gains (losses)	4,055	(3,698)
Change in net deferred income tax	19,961	29,258
Change in nonadmitted assets	(17,413)	(15,554)
Change in asset valuation reserve	7,423	(22,815)

Capital and surplus, December 31, current year	$555,851	$614,167

See notes to statutory-basis financial statements.

5

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)
Cash from operations	2020	2019
Premiums collected net of reinsurance	$171,358	$198,038
Net investment income	239,707	235,155
Miscellaneous income	(417)	2,510

Total	410,648	435,703

Benefits and loss related payments	372,932	446,455
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(31,449)	(58,728)
Commissions, expenses paid and aggregate write-ins for deductions	49,947	66,399
Dividends paid to policyholders	31	42
Federal and foreign income taxes paid (recovered)	34,799	(2,112)

Total	426,260	452,056

Net cash from operations	(15,612)	(16,353)

Cash from investments
Proceeds from investments sold, matured or repaid	1,304,707	858,339
Cost of investments acquired (long-term only)	1,255,154	747,739
Net increase or (decrease) in contract loans and premium notes	(1,289)	(791)

Net cash from investments	50,842	111,391

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(47,015)	(46,793)
Other cash provided (applied)	(78,650)	91,941

Net cash from financing and miscellaneous sources	(125,665)	45,148

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	(90,435)	140,186
Cash, cash equivalents and short-term investments, beginning of year	220,888	80,702

Cash, cash equivalents and short-term investments, end of period	$130,453	$220,888

Supplemental disclosures for non-cash transactions
Change in receivable for securities sold	$149,917	$149,288
Portfolio investments exchanged	108,564	86,650
Income from other invested assets	12,585	929
Reinvestment of non-cash distributions from other invested assets	3,289	3,395
Change in payable for securities acquired	712	712
Stock dividends received	15	37
Stock distributions a return of capital	3	4
Mortgage loans refinanced	-	8,388

See notes to statutory-basis financial statements.

6

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company serves customers through Allstate exclusive agents and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force deferred fixed annuities and immediate fixed annuities. The Company also previously offered variable annuities which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the NYDFS as of December 31 is shown below:

(in thousands)
	2020	2019
Net Income
The Company’s state basis	$(66,067)	$(33,982)

State prescribed practices that increase/(decrease) NAIC SAP: Premiums	(34)	(11)
Commissions and expense allowances on reinsurance ceded	70	2
Increase in loading on deferred and uncollected premium	105	(333)
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$(66,208)	$(33,640)

Surplus
The Company’s state basis	$555,851	$614,167

State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(9,985)	(10,418)
Aggregate write-ins (Reinsurance balances recoverable)	2,611	2,904
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$563,225	$621,681

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

7

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Accounting practices and procedures of the NAIC as prescribed or permitted by the NYDFS comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). The more significant differences relevant to the Company are as follows:

●

Bonds, including loan-backed and structured securities (“LBASS”) but excluding Securities Valuation Office (“SVO”)-identified investments, and short-term investments, are stated at amortized cost, or lower of amortized cost or fair value, or recovery value, while under GAAP, they are carried at fair value

●	Preferred stocks are valued as prescribed by the SVO, while under GAAP, they are reported at fair value.

●

Under the APPM, unaffiliated common stocks are reported at fair value and changes in fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus. Under GAAP, equity investments, including common stocks and limited partnership interests not accounted for under the equity method of accounting (“EMA”) or that do not result in consolidation, are measured at fair value with changes in fair value recognized in net income.

●

Under the APPM, mortgage loans are carried at unpaid principal amount net of unamortized premium or discount. Effective January 1, 2020, under GAAP they are carried at amortized cost, net of credit loss allowances. Under the APPM, impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. Other-than-temporary impairment (“OTTI”) adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell. Effective January 1, 2020, under GAAP, credit loss allowances are estimates of expected credit losses, established for loans upon origination or purchase, and are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the loans. Beginning in 2020 under GAAP, loans are evaluated on a pooled basis when they share similar risk characteristics; while under the APPM, loans are evaluated individually.

●

Certain investments in partnerships and limited liability companies under GAAP are recorded at fair value. Per the APPM, these investments require EMA to be used. EMA on a statutory basis, in conjunction with asset valuation reserve (“AVR”) recognition requirements as discussed below, recognizes the earnings of the investment in surplus with only the portion distributed recorded in investment income, while GAAP recognizes all earnings, both distributed and undistributed in investment income. Investments in partnerships and limited liability companies are required to have audited U.S. GAAP financial statements or audited U.S. tax-basis financial statements to be admitted. For investments in non-U.S. partnerships and limited liability companies for which audited GAAP or International Financial Reporting Standards financial statements are not available, admission requires using certain audited financial statements prepared using foreign generally accepted accounting principles with an audited reconciliation to U.S. GAAP.

●	Realized investment capital gains or losses are reported net of related income taxes, while under GAAP, such gains or losses are reported gross of tax.

●

Under both GAAP and the APPM, the Company is required to identify impairments and recognize credit or intent related losses on bonds including LBASS (i.e., the term used in the APPM is “other-than-temporary impairment”, effective January 1, 2020, this term is no longer used in GAAP). However, the measurement of credit impairments differs for bonds and the trigger for intent impairments differs for LBASS.

Intent related credit losses are recorded when there is a decision to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis. Under GAAP and the APPM, for intent related credit losses, bonds, including LBASS are written down to fair value. In addition, for LBASS under the APPM, intent related OTTI is also recognized when there is no intent and ability to hold the security until it recovers in value, which is not required under GAAP.

Credit related impairments result from an assessment that the entire amortized cost basis is not expected to be recovered. Under GAAP, for bonds, including LBASS, in an unrealized loss position, credit losses are recorded to expected recovery value, which, effective January 1, 2020, is recognized as a contra asset allowance and may not exceed fair value. Recovery value is determined by calculating the best estimate of future cash flows considering past events, current conditions and reasonable and supportable forecasts discounted at the security’s current effective rate. Under the APPM, for credit related OTTI, bonds other than LBASS, are written down to fair value and LBASS are written down to the expected recovery value.

●

Under the APPM, derivatives which follow hedge accounting are reported in a manner consistent with the hedged item with no ineffectiveness separately recorded. Derivatives that are not designated as accounting hedges are recorded at fair value, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus until the transaction is closed (e.g., terminated, sold, expired, exercised). Derivatives which are used in replication are reported in a manner consistent with the asset that has been replicated. Embedded derivative instruments are not accounted for separately as derivative instruments. Derivative assets and liabilities are reported gross in the financial statements.

Under GAAP, derivatives that qualify as a fair value hedge are recorded at fair value in the same income statement line item as the hedged item; cash flow hedges are also recorded at fair value. Hedge ineffectiveness, if any, is recorded along with the hedged item. The change in fair value of a non-hedge derivative, including derivatives used in replication, is recorded as a realized capital gain or loss. Embedded derivative instruments are accounted for separately and marked to market through realized capital gains or losses. Derivative assets and liabilities that qualify for offsetting with a counterparty are reported as a net asset or liability in the financial statements.

●

The APPM requires that, if in the aggregate, the Company has a net negative cash balance it shall be reported as a negative asset. GAAP requires that such negative cash balances be reported as other liabilities.

8

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

●

For holders of surplus notes, interest is not accrued until approved by the insurance departments of the applicable states of domicile per the APPM. GAAP requires interest on surplus notes to be accrued whether or not states approval has been obtained

●

Under the APPM, costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts, principally agents’ and brokers’ remuneration and certain underwriting costs, are expensed as incurred. Under GAAP, these costs are deferred and amortized to income either over the premium paying period of the related policies in proportion to the estimated revenue on such business or in relation to the present value of estimated gross profits on such business over the estimated lives of the contracts.

●

Both GAAP and the APPM require a provision for deferred taxes on temporary differences between the reporting and tax bases of assets and liabilities. The change in deferred taxes is reported in surplus per the APPM, while under GAAP, the change is reported in the Statement of Operations. The APPM also includes limitations as to the amount of deferred tax assets (“DTAs”) that may be reported as an admitted asset. Both GAAP and the APPM require a valuation allowance for DTAs and the allowance is similarly measured.

●

Under the APPM, the effects of reinsurance are netted against the corresponding assets or liabilities versus reported on a gross basis for GAAP. For paid and unpaid reinsurance recoverables and receivables reported gross on the GAAP balance sheet, effective January 1, 2020 credit loss allowances, which are estimates of expected credit losses, are established through a charge to GAAP income and reported as a contra asset. GAAP credit loss allowances are established considering all relevant information available, including past events, current conditions, and reasonable and supportable forecasts over the life of the asset. Under GAAP, reinsurance recoverables and receivables may be evaluated on a pooled basis when they share similar risk characteristics; while under the APPM, reinsurance recoverables and receivables are generally evaluated individually for collectibility and amounts determined to be uncollectible are charged to income in the period the determination is made.

●

Certain reported assets, including the portion of net DTAs that exceeded the APPM limitations, prepaid commissions, certain agent and bills receivables and certain other receivables over 90 days past due, are designated as nonadmitted assets and are charged directly to unassigned surplus. Under GAAP, these assets are reported in the Statements of Financial Position, net of any valuation allowance.

●

Life statutory policy reserves are based on mortality, interest and other assumptions applied in compliance with statutory regulations and subject to reserve testing with assumption subject to statutory requirements. Health statutory policy reserves are based on morbidity, interest, and withdrawal assumptions applied in compliance with statutory regulations. Statutory formula policy reserves in certain cases are subject to stand alone reserve testing with assumptions subject to statutory requirements. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, morbidity, interest and withdrawals and include sufficiency testing with assumptions representative of the Company’s current expectations. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus per the APPM rather than included in the determination of net gain from operations for GAAP.

●

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain structured settlement annuities to its parent, ALIC effective December 31, 2001. Under the APPM, the agreement is accounted for as reinsurance. Under GAAP, the agreement is accounted for as a derivative financial instrument.

●	The AVR and interest maintenance reserve (“IMR”) are required by the APPM, but not GAAP.

●

Under the APPM, liabilities from guaranty funds or other assessments from insolvencies of entities that wrote long term care contracts are recorded at discounted rates, while all other assessments are reported at undiscounted rates. Under GAAP, all guaranty funds or other assessments are reported at undiscounted rates.

●

The assets and reserves relating to modified guaranteed annuity (“MGA”) contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to or (from) the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees for contract administration and surrenders.

●

Under the APPM, premium receipts and benefits on certain annuity contracts and universal life-type contracts are recorded as revenue and expense. Under GAAP, revenue on certain annuity contracts and universal life-type contracts is comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, premium receipts on certain annuity contracts and universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities, while benefits are recognized as expenses in excess of the policyholder account balance.

●	GAAP requires the presentation of comprehensive income and its components in the financial statements, which is not required by the APPM.

Use of estimates

The preparation of financial statements in conformity with the NAIC Annual Statement Instructions and accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

9

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Investments

Bonds with an NAIC designation of 1 through 5, including LBASS and excluding SVO-identified investments, are reported at amortized cost using the effective yield method. Bonds with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. The Company’s bond portfolio also includes SVO-identified investments, which are reported at fair value. Changes in the fair value of SVO-identified investments are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Redeemable preferred stocks are reported at cost, amortized cost or the lower of cost, amortized cost or fair value, depending on the assigned NAIC designation. Perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. Unaffiliated common stocks are reported at fair value. For preferred stocks reported at fair value and unaffiliated common stocks, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Mortgage loans are reported at unpaid principal balances, net of unamortized premium or discount.

Cash equivalents are reported at fair value or amortized cost. Cash equivalents reported at amortized cost are readily convertible into known amounts of cash and so near to their maturity that they present an insignificant risk of change in value because of changes in interest rates.

Short-term investments are reported at amortized cost.

Contract loans are reported at the unpaid principal and capitalized interest balance. Interest is capitalized into the loan balance each contract anniversary. Loans deemed uncollectible are written off. Loan balances in excess of cash value are nonadmitted.

Other invested assets consist of investments in partnerships, limited liability companies and surplus notes. Investments in partnerships and limited liability companies are generally reported based on the underlying audited GAAP equity of the investee, with undistributed earnings or losses reflected in unassigned surplus as a change in net unrealized capital gains and losses and, are generally recognized on a delay due to the availability of financial statements. The change in net unrealized capital gains and losses is reported in unassigned surplus, as well as used in the calculation of the AVR provision. Surplus notes are reported at amortized cost or the lower of amortized cost or fair value depending on the NAIC designation.

Realized capital losses recognized on all bonds due to OTTI resulting from changes in the general level of interest rates are reported in the IMR, net of tax and amortized into the Statements of Operations. For LBASS designated as no intent and ability to hold, the non-interest related portion of OTTI losses is used in the calculation of the AVR provision, while the interest-related OTTI is reported in IMR. All other net realized capital gains and losses for other invested assets resulting from changes in the general level of interest rates and OTTI realized capital losses for other invested assets and bonds that are not a result of changes in the general level of interest rates are reported in the Statements of Operations and used in the calculation of the AVR provision, the change of which is reported within unassigned surplus.

Investment income primarily consists of interest, dividends, income from limited partnership interests, and amortization of any premium or discount. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for LBASS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis. In periods subsequent to the recognition of an OTTI on a bond, including LBASS, the difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income. Accrual of income is suspended for other-than-temporarily impaired bonds when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when the full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Cash distributions received from investments in partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed. Any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other than temporary declines in fair value, expirations and settlements of certain derivatives. Realized capital gains and losses on investment sales are determined on a specific identification basis.

The Company has a comprehensive portfolio monitoring process to identify and evaluate each bond, including LBASS, and common and preferred stock, whose carrying value may be other-than-temporarily impaired. For each bond, excluding LBASS, in an unrealized loss position (fair value is less than amortized cost), the Company assesses whether management with the appropriate authority has made a decision to sell the bond prior to its maturity at an amount below its carrying value. If the decision has been made to sell the bond, the bond’s decline in fair value is considered other than temporary and the Company recognizes a realized capital loss equal to the difference between the amortized cost and the fair value of the bond at the balance sheet date the assessment is made. If the Company has not made the decision to sell the bond, but it is probable the Company will not be able to collect all amounts due according to contractual terms, the bond’s decline in value is considered other-than-temporarily impaired, and a write-down of the amortized cost to fair value is required. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For LBASS, the Company assesses whether management with the appropriate authority has made a decision to sell each LBASS in an unrealized loss position or does not have the intent and ability to retain the LBASS for a period of time sufficient to recover the amortized cost

10

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

basis. If either situation exists, the security’s decline in value is considered other-than-temporarily impaired and the security is written down as a realized capital loss to fair value. If management has not made the decision to sell the LBASS and management intends to hold the security for a period of time sufficient to recover the amortized cost basis, the Company analyzes the present value of the discounted cash flows expected to be collected. If the present value of the discounted cash flows expected to be collected is less than the amortized cost, the security is considered other-than-temporarily impaired and the Company recognizes a realized capital loss for the difference between the present value of the discounted cash flows and the amortized cost. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For common and preferred stocks, the Company considers various factors, including whether the Company has the intent and ability to hold the stock for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the stock’s decline in fair value is other than temporary and the difference between the stock’s cost and fair value is recognized as a realized capital loss. A decision to sell stock for an amount below its cost would be an other than temporary decline and a realized capital loss is recorded. For stocks managed by a third-party, either the Company has contractually retained its decision making authority as it pertains to selling stocks that are in an unrealized loss position or it recognizes an unrealized loss at the end of the period through a charge to realized capital loss.

The Company’s portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for bonds, including LBASS) or cost (for stocks) is below internally established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential OTTI using all reasonably available information relevant to the collectibility or recovery of the security. Inherent in the Company’s evaluation of OTTI for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: (1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; (2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and (3) the length of time and extent to which the fair value has been less than amortized cost or cost.

Impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. OTTI adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell.

Due and accrued investment income is recorded as an asset, with three exceptions. Due and accrued investment income on mortgage loans in default, where interest is more than 180 days past due, is nonadmitted. Due and accrued investment income for investments other than mortgage loans, that is more than 90 days past due, is nonadmitted. In addition, due and accrued investment income that is determined to be uncollectible, regardless of its age, is written off in the period that determination is made. All due and accrued investment income was admitted as of December 31, 2020 and 2019.

Derivative financial instruments

Derivative financial instruments include foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. When derivatives meet specific criteria, they may be designated as accounting hedges, which means they may be accounted for and reported on in a manner that is consistent with the hedged asset or liability. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus. The determination of the AVR and IMR impact of realized capital gains and losses on derivatives is based on how the realized capital gains and losses of the underlying asset is reported. The Company’s accounting policy for the various types of derivative instruments is discussed further in Note 4.

Securities loaned

The Company’s business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in cash equivalents or short-term investments.

AVR and IMR

The Company establishes the AVR and IMR as promulgated by the NAIC. The AVR offsets potential credit-related investment losses and volatility in recorded changes in fair value measurements on all invested asset categories excluding cash, contract loans, premium notes, collateral notes and income receivables. The AVR calculation is formula-based and considers the prior year reserve balance, the current year’s realized credit-related (default) and equity capital gains and losses, net of capital gains tax, and the current year’s unrealized capital gains and losses, net of deferred taxes thereon, applicable to the invested asset categories that are grouped within the default and equity components. The default component includes long-term bonds, preferred stocks, short-term bonds, derivatives and mortgage loans. The equity component includes common stocks, real estate and other invested assets. Other invested assets consist of investments in joint ventures, partnerships, limited liability companies, low income housing tax credit property investments, collateral loans and surplus notes. The undistributed earnings or losses from investments in joint ventures, partnerships and limited liability companies are reported as changes in unrealized capital gains and losses and included in the AVR. Cash distributions received from investments in joint ventures, partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed, whereas, any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment. Realized and unrealized capital gains increase the AVR and realized and unrealized capital losses decrease the AVR. The Company’s total AVR is generally limited to a maximum amount of credit-related reserve that is calculated using a set of factors applied to the admitted asset values of the various invested asset categories. Total AVR in one sub-component of either the default or equity component that is in excess of the maximum reserve must be transferred to the “sister” sub-component if that sub-component’s total AVR is below its maximum reserve. If the total AVR in either of the combined default or equity component is in excess of the

11

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

combined maximum reserve, the Company may transfer the excess to the other component if that component’s total AVR is below its maximum reserve, or the excess reserve may be released to unassigned surplus. In general, decreases in the Company’s total invested assets portfolio will decrease the total AVR and increases will increase the total AVR.

The IMR captures the realized capital gains and losses that result from changes in the overall level of interest rates and amortizes them into investment income over the approximate remaining life of the investments sold. The IMR includes all realized capital gains and losses, net of capital gains tax thereon, due to interest rate changes on fixed income investments, mortgage loans and derivatives, and excludes credit-related realized capital gains and losses on default component invested assets, realized capital gains and losses on equity investments and unrealized capital gains and losses.    After a realized capital gain or loss has been identified as interest-related and an expected maturity date has been determined, a company may select either a grouped method or seriatim method for calculating the IMR amortization. The Company has elected to use the grouped method in calculating its IMR amortization. The total IMR is calculated by adding the current year’s interest-related capital gains and losses, net of capital gains tax, to the prior year reserve and subtracting the current year’s amortization released to the Statements of Operations. A negative IMR is reported as a nonadmitted asset. Make whole fees and prepayment penalties are recorded as investment income and not included in the IMR.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities and commitments to extend loans have off-balance-sheet risk because their contractual amounts are not recorded in the Company’s Statements of Financial Position. The details of the off-balance-sheet commitments are discussed further in Note 4.

Premiums and annuity considerations

Annual premiums for most traditional life insurance policies are recognized as revenue on the policy anniversary date. Premiums, based on modal payment, for accident and health insurance and certain immaterial traditional life insurance policies are recognized as revenue when due. Considerations received for supplementary contracts with life contingencies are recognized as revenue when due. Premiums for all single and flexible premium life insurance and annuity products are recognized as revenue when collected. Considerations received on deposit-type funds, which do not contain any life contingencies, are recorded directly to the related reserve liability. Premiums written and not yet collected from policyholders are shown as a receivable, with balances older than 90 days nonadmitted.

Reserves for policy benefits

The Company adopted Principles Based Reserving which are computed actuarially according to New York Regulation 213 with interest, mortality and other assumptions applied in compliance with statutory regulations, for the following policies:

Certain guaranteed term policies issued on or after May 13, 2019, and all guaranteed term policies issued on or after October 1, 2019

Certain universal life and whole life policies issued on or after October 1, 2019

All remaining life policies issued on or after January 1, 2020

Policy benefit reserves for traditional and flexible premium life insurance policies, excluding the above policies, are computed actuarially according to the Commissioners’ Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners’ Annuity Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for MGA products are calculated according to New York Regulation 127 with interest and mortality assumptions in compliance with statutory regulations.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of contractholders, less surrenders and withdrawals that represent a return to the contractholder. For deposit-type funds with no cash values prior to maturity, reserves are present values of contractual payments with interest assumptions in compliance with statutory regulations. Tabular interest on deposit-type funds is calculated as the prescribed valuation interest rate times the mean amount of funds subject to such rate held at the beginning and end of the year of valuation.

Policy benefit reserves for accident and health insurance products include claim reserves, contract reserves and unearned premiums, if applicable. Claim reserves, including incurred but not reported claims, represent management’s estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in the Statements of Operations when additional information becomes known.

On traditional life insurance contracts, the Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not contracted in excess of the reserve as legally computed. For life contracts, the cost of additional mortality for each policy is assumed to equal the additional premium charged for that policy period and is reserved accordingly. Additional premiums are collected for policies issued on substandard lives. Reserves are held in a manner consistent with traditional policies. For annuity contracts issued as substandard, reserves are calculated according to Title 11 of the New York Codes, Rules and Regulations Section 99.6(i).

Tabular interest, tabular less actual reserves released and tabular cost are determined by formula as described in the APPM. Tabular interest for contracts not involving life contingencies represents the net amount credited taking into account increments of premiums and annuity considerations and decrements of benefits, withdrawals, loads and policy charges.

12

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Reinsurance

The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

The amounts reported in the Statements of Financial Position as amounts recoverable from reinsurers include amounts billed to reinsurers for losses paid. Contract claims are reported net of reinsurance recoverables on unpaid losses, which represent estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract and in accordance with the coverage, terms and conditions of the reinsurance agreement. Reinsurance does not extinguish the Company’s primary liability under the policies written. Reinsurance recoverable balances that are current and from authorized reinsurers are reported as admitted assets. Reinsurance recoverable balances from unauthorized reinsurers require collateral at least equal to the amount recoverable, or the recoverable balance is nonadmitted. All reinsurance recoverable balances that are 90 days past due are nonadmitted. If it is probable that reinsurance recoverables on paid or unpaid claim or benefit payments are uncollectible, these amounts are written off through a charge to the Statements of Operations.

Income taxes

The income tax provision is calculated under the liability method. DTAs and deferred tax liabilities (“DTLs”) are recorded based on the difference between the statutory financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from net unrealized capital losses on certain investments carried at fair value. The net change in DTAs and DTLs is applied directly to unassigned surplus. The nonadmitted portion of gross DTAs is determined by applying the rules prescribed by SSAP No. 101, Income Taxes (“SSAP No. 101”).

The application of SSAP No. 101 requires the Company to evaluate the recoverability of DTAs and to establish a statutory valuation allowance adjustment (“valuation allowance”) if necessary to reduce the DTA to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the DTAs and DTLs; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) any tax planning strategies that the Company would employ to avoid an operating loss or tax credit carryforward from expiring unused. Although the realization is not assured, management believes it is more likely than not that the DTAs, net of valuation allowance, will be realized.

Separate Accounts

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders’ claims to the related assets and are carried at the fair value of the assets. In the event the asset values of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Reserves for guarantees provided by the Company are included in the Company’s General Account.

The Company holds reserves for variable annuity contracts and variable life policies at less than the fund balances carried in the Separate Accounts. The difference between the reserves and the fund balances of the Separate Accounts is transferred from the Separate Accounts to the General Account, and the variable annuity portion is subsequently reinsured via a modified coinsurance agreement. Premiums, contract benefits, reserve transfers, policy loans and policyholder charges are also transferred from the Separate Accounts to the General Account.

Separate Accounts premium deposits, benefit expenses and contract charges for mortality risk, contract and policy administration are recorded by the Company and reflected in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support variable annuity contracts and variable life policies accrue directly to the contractholders and, therefore, are not included in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support MGA contracts accrue to the Company. Gains or losses from the MGA business, net of reinsurance, are included in net transfers to or (from) Separate Accounts in the Statements of Operations.

13

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value as of December 31:

(in thousands)
2020	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,562,629	$460,008	$(3,731)	$4,018,906
U.S. special revenue	299,084	102,112	-	401,196
U.S. governments	176,118	5,122	-	181,240
U.S. political subdivisions	98,764	27,351	-	126,115
States, territories and possessions	37,697	22,592	-	60,289
Hybrid securities	748	95	-	843
SVO-identified investments	-	-	-	-
All other governments	-	-	-	-

Total bonds	$4,175,040	$617,280	$(3,731)	$4,788,589

2019	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,268,294	$270,761	$(2,487)	$3,536,568
U.S. special revenue	338,850	87,778	-	426,628
U.S. governments	137,972	7,113	-	145,085
U.S. political subdivisions	100,125	22,886	-	123,011
States, territories and possessions	37,715	17,756	-	55,471
Hybrid securities	248	45	-	293
SVO-identified investments	106,624	-	-	106,624
All other governments	7,011	68	-	7,079

Total bonds	$3,996,839	$406,407	$(2,487)	$4,400,759

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position as of December 31.

(in thousands)
	2020
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$136,122	$(2,602)	$20,134	$(982)	$(3,584)
LBASS	7,064	(162)	-	-	(162)
Common stocks	489	(771)	-	-	(771)
Preferred stocks	-	-	422	(78)	(78)

Total	$143,675	$(3,535)	$20,556	$(1,060)	$(4,595)

	2019
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$84,150	$(544)	$52,233	$(1,986)	$(2,530)
LBASS	34	-	6	-	-
Common stocks	1,258	(219)	-	-	(219)
Preferred stocks	-	-	473	(27)	(27)

Total	$85,442	$(763)	$52,712	$(2,013)	$(2,776)

14

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of December 31, 2020.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(1,883)	$(1,607)	$(3,490)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(256)	(256)

Total unrealized losses	$(1,883)	$(1,863)	$(3,746)

(1)	Below investment grade bonds included $881 thousand that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

Unrealized losses on common and preferred stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of December 31, 2020, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of December 31, 2020, the Company had the intent and ability to hold LBASS, common and preferred stocks with unrealized losses for a period of time sufficient for them to recover.

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of December 31, 2020:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$314,494	$322,030
Due after one year through five years	1,241,651	1,335,742
Due after five years through ten years	1,648,353	1,859,527
Due after ten years	1,032,213	1,333,037

Total	$4,236,711	$4,850,336

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

15

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Year-ended December 31, 2020	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$17,406	$5,075	$12,331
Preferred stocks	1	122	(121)
Common stocks	6,277	20,717	(14,440)
Cash and cash equivalents	9	204	(195)
Short-term investments	3	-	3
Derivatives	903	623	280
Mortgage loans	-	4,266	(4,266)
Other invested assets	-	5,999	(5,999)

	$24,599	$37,006	(12,407)

Capital loss tax benefit			2,605
Transferred to IMR			(7,290)

Total			$(17,092)

Year-ended December 31, 2019	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$5,459	$3,316	$2,143
Preferred stocks	13	16	(3)
Common stocks	16,329	2,611	13,718
Cash and cash equivalents	22	52	(30)
Short-term investments	-	-	-
Derivatives	493	227	266
Mortgage loans	-	-	-
Other invested assets	2,939	191	2,748

	$25,255	$6,413	18,842

Capital gain tax expense			(3,957)
Transferred to IMR			(2,033)

Total			$12,852

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $494 million and $202 million in 2020 and 2019, respectively. Gross gains of $16 million and $5 million and gross losses of $4 million and $2 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs during 2020 and 2019, respectively. In addition, the Company recorded $17 million and $2 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships in 2020 and 2019, respectively.

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company’s portfolio as of December 31:

(% of total municipal bond statement value)
	2020	2019
California	34.4%	31.8%
Oregon	12.3	10.8
Texas	11.4	11.4
Illinois	8.3	7.7

Mortgage loans on real estate

The minimum and maximum lending rates for new mortgage loans in 2020 and 2019 were 3.35% and 4.21%, and 3.20% and 4.68%, respectively. All new mortgage loans were commercial.

For loans acquired during 2020 and 2019, the maximum percentage of any one loan to the value of the property at the time of the loan was 71.6% and 73.1%, respectively.

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $617 million and $719 million as of December 31, 2020 and 2019, respectively.

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable the Company will not collect the contractual principal and interest. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

16

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment and represents the amount of estimated cash flow from the property available to the borrower to meet principal and interest payment obligations. The ratio estimates are updated annually or more frequently if conditions are warranted based on the Company’s credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by the debt service coverage ratio distribution as of December 31:

(in thousands)	2020			2019
Debt Service Coverage Ratio Distribution	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total
Below 1.0	$-	$-	$-	$-	$-	$-
1.0 - 1.25	72,280	-	72,280	48,858	-	48,858
1.26 - 1.50	178,222	-	178,222	211,949	-	211,949
Above 1.50	337,618	28,440	366,058	429,675	28,419	458,094

Total non-impaired mortgage loans	$588,120	$28,440	$616,560	$690,482	$28,419	$718,901

The Company’s mortgage loan portfolio is substantially all non-recourse to the borrower and collateralized by a variety of commercial real estate property types located throughout the United States. The following table shows the principal geographic distribution of commercial real estate exceeding 5% of the mortgage loan portfolio as of December 31:

(% of mortgage loan portfolio carrying value)	2020	2019
Texas	23.9%	20.3%
California	16.2	16.3
North Carolina	9.5	8.3
Utah	6.2	5.4
New Jersey	3.5	5.0
Nevada	2.9	6.0
Illinois	2.0	5.6

The types of properties collateralizing the commercial mortgage loan portfolio as of December 31 were as follows:

(% of mortgage loan portfolio carrying value)	2020	2019
Apartment complexes	30.9%	29.8%
Office buildings	27.8	26.3
Retail	16.3	15.2
Warehouse	13.5	16.8
Other	11.5	11.9

Total	100.0%	100.0%

17

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Loan-backed securities

The Company held LBASS as of December 31, 2020 and 2019. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2020			2019
	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	70	1	86	-	-	-

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	2,177	266	2,017	2,832	169	1,950

OTTI recognized 3rd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	1,928	23	1,905	-	-	-

OTTI recognized 4th Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	$-	-	-	$-	-	-

Annual Aggregate Total		$290			$169

The following table presents the percent of statement value of the Company’s LBASS portfolio that is comprised of asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) as of December 31:

	2020	2019
ABS	95%	86%
RMBS	5	12
CMBS	-	2

Total	100%	100%

Ninety-eight percent and all of the ABS had an NAIC designation of 1 or 2 as of December 31, 2020 and 2019, respectively. The majority were backed by lease transactions and credit tenant loans as of December 31, 2020 and 2019.

All of the RMBS had an NAIC designation of 1 or 2 as of December 31, 2020 and 2019.

The company did not own CMBS as of December 31, 2020. Four percent of the CMBS had an NAIC designation of 1 as of December 31, 2019.

The following LBASS were other-than-temporarily impaired at the end of each quarter presented, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
22545DAG2	$70	$69	$1	$69	$86	03/31/2020
46628FAN1	2,177	1,911	266	1,911	2,017	06/30/2020
46628FAN1	1,927	1,904	23	1,904	1,905	09/30/2020

Total			$290

46628FAN1	$2,832	$2,663	$169	$2,663	$1,950	06/30/2019

Total			$169

18

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Securities lending transactions

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral as a liability.

All collateral is received in the form of cash, unrestricted and maintained in a separate custody account. Collateral is invested in cash equivalents or short-term investments during the agreement period. The Company monitors the fair value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice. Substantially all of the Company’s securities loaned were placed with large banks.

The fair value of the Company’s cash collateral received in connection with its securities lending program was $76 million and $157 million as of December 31, 2020 and 2019, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program as of December 31:

(in thousands)	2020		2019
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$59,021	$59,021	$58,888	$58,889
30 days or less	-	-	99,349	99,336
91 to 120 days	18,094	18,093	-	-

Total collateral reinvested	$77,115	$77,114	$158,237	$158,225

The maturity dates of the liability (collateral to be returned) did not match the invested assets. The invested assets are short-term investments that can easily be liquidated on demand to match the liability. All the collateral the Company has accepted under its securities lending program is permitted, by contract or custom, to be sold or repledged.

Restricted assets

Restricted assets (including pledged) consisted of the following as of December 31:

($ in thousands)	2020
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$157,280	$(81,247)	$76,033	1.2%	1.2%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	3,254	35	3,289	0.1	0.1
On deposit with states	1,977	(11)	1,966	-	-
Collateral pledged for derivatives	259	386	645	-	-

Total restricted assets	$162,770	$(80,837)	$81,933	1.3%	1.3%

	2019
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$68,817	$88,463	$157,280	2.5%	2.5%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	5,292	(2,038)	3,254	0.1	0.1
On deposit with states	1,988	(11)	1,977	-	-
Collateral pledged for derivatives	61	198	259	-	-

Total restricted assets	$76,158	$86,612	$162,770	2.6%	2.6%

For letter stock or securities restricted as to sale excluding FHLB capital stock, the nature of restriction is contractual and it is restricted from sale for the duration of the investment.

19

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements as of December 31:

(in thousands)	2020
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$74,619	$74,619	1.3%	1.3%
Securities lending	1,414	1,414	-	-

Total collateral assets	$76,033	$76,033	1.3%	1.3%

	2019
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$156,889	$156,889	2.7%	2.7%
Securities lending	391	391	-	-

Total collateral assets	$157,280	$157,280	2.7%	2.7%

The Company’s obligations to return collateral assets (General Account) was $76 million and $157 million as of December 31, 2020 and 2019, respectively and accounted for 1.5% and 3.0% of the Company’s total liabilities as of December 31, 2020 and 2019, respectively.

Joint ventures, partnerships and limited liability companies

The Company recognized impairment write-downs on its investments in partnerships as follows. All impairment write-downs were identified during the Company’s normal ongoing portfolio monitoring process.

($ in thousands)	Number of Assets		Impairment Amount
Asset Description	2020	2019	2020	2019	Facts and Circumstances Leading to Impairment	How Fair Value Determined
Partnership	2	-	$6,066	$-	Decline in the fair value of the underlying investments deemed to be other-than-temporary	Assessment of market value of partnership’s investments

Prepayment penalty and acceleration fees

The following table provides the number of CUSIPs sold, redeemed or otherwise disposed of and the aggregate amount of investment income generated for bonds, including LBASS, sold, redeemed or otherwise disposed of as a result of a callable feature for the years ended December 31:

($ in thousands)	2020		2019
	General Account	Separate Account	General Account	Separate Account
Number of CUSIPs	113	1	129	3
Aggregate amount of investment income	$5,068	$-	$6,222	$120

4.	Fair Value Measurements

Fair value is defined, per SSAP No. 100R, Fair Value (“SSAP No. 100R”), as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company’s processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing

20

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position as of December 31:

(in thousands)	2020
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
SVO-identified investments	$-	$-	$-	$-	$-

Common stocks
Industrial and miscellaneous	193,156	4	1	6,124	199,285
Mutual funds	49,920	-	-	-	49,920

Total common stocks	243,076	4	1	6,124	249,205

Cash equivalents
Money market mutual funds	69,884	-	-	-	69,884

Derivative assets
Equity and index contracts	-	8,000	-	-	8,000
Foreign currency contracts	-	447	-	-	447
Interest rate contracts	-	-	22	-	22

Total derivative assets	-	8,447	22	-	8,469

Separate Accounts assets	286,750	120,815	16,197	-	423,762

Total assets at fair value	$599,710	$129,266	$16,220	$6,124	$751,320

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,411)	$-	$-	$(5,411)
Foreign currency contracts	-	(397)	-	-	(397)

Total derivative liabilities	-	(5,808)	-	-	(5,808)

Total liabilities at fair value	$-	$(5,808)	$-	$-	$(5,808)

21

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)	2019
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
SVO-identified investments	$106,624	$-	$-	$-	$106,624

Common stocks
Industrial and miscellaneous	117,896	-	5,893	671	124,460
Mutual funds	40,675	-	-	-	40,675

Total common stocks	158,571	-	5,893	671	165,135

Cash equivalents
Money market mutual funds	124,763	-	-	-	124,763

Derivative assets
Equity and index contracts	-	5,232	-	-	5,232
Foreign currency contracts	-	771	-	-	771
Interest rate contracts	-	-	44	-	44

Total derivative assets	-	6,003	44	-	6,047

Separate Accounts assets	265,546	123,964	15,125	-	404,635

Total assets at fair value	$655,504	$129,967	$21,062	$671	$807,204

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(2,833)	$-	$-	$(2,833)
Foreign currency contracts	-	(88)	-	-	(88)

Total derivative liabilities	-	(2,921)	-	-	(2,921)

Total liabilities at fair value	$-	$(2,921)	$-	$-	$(2,921)

Investments in certain common stock measured and reported at NAV in the Statements of Financial Position and presented in the table in Part A1 are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had $21 thousand of remaining commitments to invest in these investments over their remaining lives.

The Company consistently follows its policy for determining when transfers between levels are recognized. The policy about the timing of recognizing transfers into Level 3 is the same as that for recognizing transfers out of Level 3.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Common stocks - The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts - MGA products may be supported by corporate bonds, including those that are privately placed, RMBS, ABS and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

22

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Level 3 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)				Total gains	Total gains
Description	Beginning balance as of 01/01/2020	Transfers into Level 3	Transfers out of Level 3	and (losses) included in net income	and (losses) included in surplus
Common stocks
Industrial and miscellaneous	$5,893	$-	$(5,893)	$(61)	$-

Separate Accounts assets	15,125	-	-	8	(737)

Derivatives, net	44	-	-	(11)	3

Total assets and liabilities	$21,062	$-	$(5,893)	$(64)	$(734)

(continued) (in thousands)					Ending
Description	Purchases	Issuances	Sales	Settlements	balance as of 12/31/2020
Common stocks
Industrial and miscellaneous	$1,470	$-	$(1,408)	$-	$1

Separate Accounts assets	6,800	-	(4,805)	(194)	16,197

Derivatives, net	25	-	-	(39)	22

Total assets and liabilities	$8,295	$-	$(6,213)	$(233)	$16,220

(in thousands)				Total gains	Total gains
Description	Beginning balance as of 01/01/2019	Transfers into Level 3	Transfers out of Level 3	and (losses) included in net income	and (losses) included in surplus
Common stocks
Industrial and miscellaneous	$9,594	$-	$(16)	$5,680	$(2,655)

Separate Accounts assets	20,133	-	-	(14)	555

Derivatives, net	327	-	-	52	(216)

Total assets and liabilities	$30,054	$-	$(16)	$5,718	$(2,316)

(continued) (in thousands)					Ending
Description	Purchases	Issuances	Sales	Settlements	balance as of 12/31/2019
Perpetual preferred stocks
Industrial and miscellaneous	$-	$-	$-	$-	$-

Common stocks
Industrial and miscellaneous	582	-	(7,292)	-	5,893

Separate Accounts assets	4,600	-	-	(10,149)	15,125

Derivatives, net	18	-	-	(137)	44

Total assets and liabilities	$5,200	$-	$(7,292)	$(10,286)	$21,062

There were no transfers into Level 3 in 2020 or 2019. Transfers out of Level 3 during 2020 were the result of assets utilizing NAV as a practical expedient to determine fair value. Transfers out of Level 3 during 2019 included situations where the primary inputs to the valuation of a price quote were not market observable in the prior period and a fair value quote became available from the Company’s independent third-party

23

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

Presented below are the aggregate fair value estimates and admitted values of financial instruments as of December 31. The Company was able to estimate the fair value of all its financial instruments in 2020 and 2019.

Financial assets

(in thousands)	2020
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,719,036	$4,110,700	$102,167	$4,600,139	$16,730	$-
LBASS	69,553	64,340	-	59,466	10,087	-
Preferred stocks	2,236	1,796	-	590	-	1,646
Common stocks	249,205	249,205	243,076	4	1	6,124
Mortgage loans on real estate	644,725	616,560	-	-	644,725	-
Cash equivalents	109,063	109,062	92,383	16,680	-	-
Short-term investments	22,569	22,493	18,497	4,072	-
Derivatives	8,469	8,469	-	8,447	22	-
Other invested assets:
Unaffiliated surplus notes	10,300	7,591	-	10,300	-	-
Securities lending reinvested collateral	1,414	1,414	-	1,414	-	-
Separate Accounts	423,762	423,762	286,750	120,815	16,197	-

	2019
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,305,679	$3,908,132	$108,874	$4,157,945	$38,860	$-
LBASS	95,080	88,707	-	87,753	7,327	-
Preferred stocks	11,051	10,562	-	9,529	1,522	-
Common stocks	165,135	165,135	158,571	-	5,893	671
Mortgage loans on real estate	749,129	718,901	-	-	749,129	-
Cash equivalents	223,708	223,721	124,763	98,945	-	-
Short-term investments	-	-	-	-	-	-
Derivatives	6,047	6,047	-	6,003	44	-
Other invested assets:
Unaffiliated surplus notes	8,522	6,192	-	8,522	-	-
Securities lending reinvested collateral	391	391	-	391	-	-
Separate Accounts	404,635	404,635	265,546	123,964	15,125	-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on quoted prices or quoted net asset values for identical or similar assets in markets that are not active. The primary inputs to the valuation for redeemable preferred stocks in Level 2 include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads. The fair value of preferred stocks in Level 3 is based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Certain preferred stocks, which do not have readily determinable fair values, and are investments in investment companies are measured utilizing NAV as a practical expedient.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stock in Levels 2 and 3 is based on the valuation methods described earlier in this note. Certain unaffiliated private

24

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of short-term investments in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of cash equivalents and short-term investments in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments as of December 31:

(in thousands)	2020
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$385,058	$302,732	$-	$-	$385,058	$-
Securities lending collateral	76,033	76,033	-	76,033	-	-
Derivatives	5,808	5,808	-	5,808	-	-

	2019
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$391,518	$329,905	$-	$-	$391,518	$-
Securities lending collateral	157,280	157,280	-	157,280	-	-
Derivatives	2,921	2,921	-	2,921	-	-

The fair value of the liability for deposit-type contracts in Level 3 is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

Derivative financial instruments

Derivative financial instruments utilized by the Company during 2020 and 2019 included foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. The Company uses derivatives for risk reduction. Risk reduction activity is focused on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations. All of the Company’s derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instrument on at least a quarterly basis. The Company does not use derivatives for speculative purposes.

25

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The following tables summarize the notional amount, fair value and statement value of the Company’s derivative financial instruments, including those with off-balance-sheet risk as of December 31:

(in thousands)	2020
	Notional Amount		Fair Value		Statement Value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swaps	$7,184	$7,400	$447	$(397)	$447	$(397)
Futures	-	-	-	-	-	-
Options	56,697	43,597	8,022	(5,411)	8,022	(5,411)

Total	$63,881	$50,997	$8,469	$(5,808)	$8,469	$(5,808)

	2019
	Notional Amount		Fair Value		Statement Value
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Swaps	$15,079	$2,905	$771	$(88)	$771	$(88)
Futures	-	162	-	-	-	-
Options	54,718	40,995	5,276	(2,833)	5,276	(2,833)

Total	$69,797	$44,062	$6,047	$(2,921)	$6,047	$(2,921)

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.

The following table summarizes the credit exposure on the Company’s outstanding over-the-counter contracts as of December 31:

(in thousands)	2020	2019
Swaps	$349	$696
Options	-	44

Total	$349	$740

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company’s senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Counterparty credit exposure represents the Company’s potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the statement value of over-the-counter derivative contracts with a positive statement value at the reporting date.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Swaps

Foreign currency forward contracts involve the future exchange or delivery of foreign currencies based on terms negotiated at the inception of the contract which are settled at the end of the contract. They are primarily used to reduce foreign currency risk associated with holding foreign currency denominated investments. Cash settlement is required when the contract matures. The amount of cash exchanged is based on the difference between the specified rate on the date the contract was entered into (contract rate) compared to the actual rate on the settlement date. On the settlement date, the Company will either pay or receive cash equal to the difference between the contract rate and the actual rate multiplied by the specified notional amount. The change in the fair value of open foreign currency forward contracts is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision, until closed (e.g. terminated or settled). If the contract was hedging coupon payments of a bond, any gains and losses at closing are reported in net investment income. If the contract was hedging the original principal of a bond or the bond the Company was hedging is sold, any gains and losses at closing are reported in realized capital gains or losses. These contracts receive non-hedge accounting treatment.

Futures

The Company utilizes equity index futures contracts. Futures contracts are defined as commitments to buy or sell designated financial instruments based on specified prices, yields or indices. Futures contracts provide returns at specified or optional dates based upon a specified index applied to a notional amount. The Company utilizes equity index futures contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. Daily cash settlement of variation margins is required for futures contracts and is based on the changes in daily prices. The final settlement of equity index futures contracts is always in cash. Daily cash settlements of margin gains or losses for futures contracts receiving fair value hedge accounting treatment are reported in net investment income. The daily cash settlements of margin gains and losses for futures contracts that receive non-hedge accounting treatment and have terminated are reported in net realized capital gains or losses. The daily cash settlements of margin gains and losses for open futures contracts that receive

26

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

non-hedge accounting treatment are reported as net unrealized capital gains and losses within unassigned surplus and used in the calculation of the AVR provision. Futures contracts receive either fair value hedge accounting or non-hedge accounting treatment, depending on the strategy.

Options

Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. These agreements are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Typically a premium is paid to the counterparty at the inception of a contract. Cash is received based on the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to the notional amount. Premiums paid are reported as derivative assets. Periodic settlements received are reported as net investment income. The change in the fair value of open agreements is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision. If an agreement is terminated prior to its expiration date, gains or losses are reported in net realized capital gains or losses. For certain interest rate cap agreements whose premiums are payable in installments, the initial interest rate cap agreement asset is equal to the initial premium payment plus the sum of the remaining premium installments payable. Interest rate cap agreements receive non-hedge accounting treatment.

Index option contracts provide returns at specified or optional dates based on a specified equity index applied to the option’s notional amount. When the Company purchases and writes (sells) option contracts at specific prices, a premium is calculated for the right, but not the obligation, to buy/sell the value of an underlying index at a stated price on or before the expiration date of the option. The amount of premium calculated is based on the number of contracts purchased/sold, the specified price and the maturity date of the contract. Premiums are paid or received in cash at either the inception of the purchase/sale of the contract or throughout the life of the contract depending on the agreement with the counterparties and brokers. If the option is exercised, the Company receives/pays cash equal to the product of the number of contracts and the specified price in the contract (strike price). Purchased and written put and call index option contracts are cash settled upon exercise. If the options are not exercised, then no additional cash is exchanged when the contract expires. Premiums incurred when purchasing option contracts are reported as a derivative asset and premiums received when writing option contracts are reported as a derivative liability. Purchased and written option contracts used for replication purposes.

The Company purchases and writes option contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. The purchased and written option contracts are accounted for as fair value hedges. The change in the fair value of purchased/written option contracts is reported as net investment income, with an adjustment to derivative assets/liabilities. The gain or loss on the cash settled exercise of a purchased/written index option contract is reported in net investment income. If the purchased/written option contract expires without being exercised, the premiums paid/received are reported in net investment income and the corresponding asset/liability previously recorded is reversed. The Company entered into option contracts which required the payment/receipt of premiums at either the inception of the contract or throughout the life of the contract, depending on the agreement with counterparties and brokers.

In general, the collateral pledged by the Company is in the custody of a counterparty or an exchange. However, the Company has access to this collateral at any time, subject to replacement. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2020 and 2019, the Company pledged securities with fair values of $400 thousand and $291 thousand, respectively, in the form of margin deposits.

The Company pledges or obtains collateral for over-the-counter derivative transactions when certain predetermined exposure limits are exceeded. As of December 31, 2020, counterparties pledged $360 thousand in cash collateral to the Company, and the Company pledged $270 thousand in cash to counterparties. As of December 31, 2019, counterparties pledged $831 thousand in cash collateral to the Company, and the Company did not pledge collateral to counterparties.

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments as of December 31 were as follows:

(in thousands)	2020	2019
Commitments to invest in limited partnership interests	$98,858	$127,514
Private placement commitments	21	15,000
Other loan commitments	-	13,000

The contractual amounts represent the amount at risk if the contract was fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business. Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments have either fixed or varying expiration dates or other termination clauses.

27

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

5.	Income Taxes

The components of the net DTA (DTL) were as follows as of December 31:

(in thousands)	2020			2019			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$112,866	$4,454	$117,320	$94,210	$2,415	$96,625	$18,656	$2,039	$20,695
Valuation allowance	-	-	-	-	-	-	-	-	-

Adjusted gross DTAs	$112,866	$4,454	$117,320	$94,210	$2,415	$96,625	$18,656	$2,039	$20,695
DTAs nonadmitted	35,190	-	35,190	17,801	-	17,801	17,389	-	17,389

Subtotal – net admitted DTA	$77,676	$4,454	$82,130	$76,409	$2,415	$78,824	$1,267	$2,039	$3,306
DTLs	47,343	2,027	49,370	47,970	1,256	49,226	(627)	771	144

Net admitted DTA/(net DTL)	$30,333	$2,427	$32,760	$28,439	$1,159	$29,598	$1,894	$1,268	$3,162

The amount of adjusted gross DTAs admitted under each component of SSAP No. 101 was as follows as of December 31:

(in thousands)	2020
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$2,427	$2,427
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	30,333	-	30,333
Adjusted gross DTAs expected to be realized following the balance sheet date	30,333	-	30,333
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	78,464
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,343	2,027	49,370

DTAs admitted as the result of application of SSAP No. 101, total	$77,676	$4,454	$82,130

	2019
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,159	$1,159
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	28,439	-	28,439
Adjusted gross DTAs expected to be realized following the balance sheet date	28,439	-	28,439
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	87,685
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,970	1,256	49,226

DTAs admitted as the result of application of SSAP No. 101, total	$76,409	$2,415	$78,824

	Change
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,268	$1,268
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	1,894	-	1,894
Adjusted gross DTAs expected to be realized following the balance sheet date	1,894	-	1,894
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	(9,221)
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	(627)	771	144

DTAs admitted as the result of application of SSAP No. 101, total	$1,267	$2,039	$3,306

The Company’s risk based capital level used to determine the amount of DTAs admitted was as follows as of December 31:

($ in thousands)	2020	2019
Ratio percentage used to determine recovery period and threshold limitation amount.	663.4%	685.9%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$610,808	$609,711

The impact of tax-planning strategies on adjusted gross and net admitted DTAs was as follows as of December 31:

($ in thousands)	2020		2019		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage.
Adjusted gross DTAs amount	$112,866	$4,454	$94,210	$2,415	$18,656	$2,039
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax-planning strategies	29.15%	-%	4.75%	-%	24.40%	-%
Net admitted adjusted gross DTAs amount	$77,676	$4,454	$76,409	$2,415	$1,267	$2,039
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax-planning strategies	12.95%	-%	4.04%	-%	8.91%	-%

The Company’s tax planning strategies does include the use of reinsurance.

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a policyholder surplus account. The balance in this account as of December 31, 2017 of $389 thousand will result in federal income taxes payable of $82 thousand. Pursuant to the Tax Cuts and Jobs Act of 2017 enacted December 22, 2017, this tax will be paid ratably over the next eight taxable years.

28

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The tax effects of temporary differences that gave rise to significant portions of DTAs and DTLs were as follows as of December 31:

(in thousands)	2020	2019	Change
DTAs
Ordinary
Policyholder reserves	$94,570	$74,121	$20,449
Investments	208	2,890	(2,682)
Deferred acquisition costs	17,245	16,361	884
Receivables – nonadmitted	818	813	5
Other	25	25	-

Subtotal	$112,866	$94,210	$18,656

Nonadmitted	$35,190	$17,801	$17,389

Admitted ordinary DTAs	$77,676	$76,409	$1,267

Capital
Investments	$4,388	$2,131	$2,257
Unrealized losses	66	284	(218)

Subtotal	$4,454	$2,415	$2,039

Admitted capital DTAs	$4,454	$2,415	$2,039

Admitted DTAs	$82,130	$78,824	$3,306

DTLs
Ordinary
Investments	$7,341	$3,856	$3,485
Policyholder reserves	13,128	15,759	(2,631)
Prepaid commissions	580	481	99
Other	2	3	(1)

Subtotal	$21,051	$20,099	$952

Capital
Unrealized gains	$28,319	$29,127	$(808)

DTLs	$49,370	$49,226	$144

Net DTAs/DTLs	$32,760	$29,598	$3,162

The change in net deferred income tax comprises the following as of December 31 (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	2020	2019	Change
Total DTAs	$117,320	$96,625	$20,695
Total DTLs	49,370	49,226	144

Net DTAs (DTLs)	$67,950	$47,399	20,551

Tax effect of unrealized gains (losses)			(590)

Change in net deferred income tax			19,961
Tax effect of nonadmitted assets			(5)
Adjustment of prior year tax liabilities			(81)

Change in net deferred income tax relating to the provision			$19,875

	2019	2018	Change
Total DTAs	$96,625	$90,373	$6,252
Total DTLs	49,226	68,833	(19,607)

Net DTAs (DTLs)	$47,399	$21,540	25,859

Tax effect of unrealized gains (losses)			3,399

Change in net deferred income tax			29,258
Tax effect of nonadmitted assets			455
Adjustment of prior year tax liabilities			1,788

Change in net deferred income tax relating to the provision			$31,501

29

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The provision for incurred income taxes for the years ended December 31, was:

(in thousands)	2020	2019	Change
Current Income Tax
Federal	$9,383	$26,390	$(17,007)
Federal income tax on net capital gains	(2,605)	3,957	(6,562)

Federal and foreign income taxes incurred	$6,778	$30,347	$(23,569)

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of December 31:

($ in thousands)	2020	Effective Tax Rate		2019	Effective Tax Rate
Provision computed at statutory rate	$(10,920)	21.0%	$	(336)	21.0	%
IMR amortization	(1,314)	2.5		(674)	42.1
Dividend received deduction	(234)	0.5		(238)	14.8
Non-deductibles	2	-		146	(9.1)
Tax credits	(28)	-		(32)	2.0
Prior year true-up	(146)	0.3		(30)	1.9
Other	(457)	0.9		10	(0.6)
Change in net deferred income taxes	19,875	(38.2)		31,501	(1,966.4)

Total statutory income taxes	$6,778	(13.0)%	$	30,347	(1,894.3)%

As of December 31, 2020, capital gain income taxes incurred by the Company in 2020, 2019 and 2018 of $2 million, $31 million and $9 million, respectively, will be available for recoupment in the event of future net capital losses.

The Company joins the Corporation and its 75 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Information Concerning Parent, Subsidiaries and Affiliates

Related party transactions

The Company reported the following as receivables from affiliates as of December 31:

(in thousands)	2020	2019
Allstate Financial Services, LLC (“AFS”)	$166	$191
Intramerica Life Insurance Company (“ILIC”)	94	5
Allstate Assurance Company	41	42
Corporation	1	-

Total	$302	$238

The Company also reported the following as payable to affiliates as of December 31:
(in thousands)	2020	2019
ALIC	$2,202	$1,844
AIC	1,373	1,332
Allstate Investments, LLC (“AILLC”)	750	817
American Heritage Life Insurance Company	348	481
Allstate Distributors, LLC	1	-
Corporation	-	6

Total	$4,674	$4,480

Intercompany receivable and payable balances are evaluated on an individual company basis. Net intercompany balances less than $1 million and those equal to or greater than $1 million are generally settled quarterly and monthly, respectively. Net intercompany balances with AFS are settled monthly regardless of dollar amount.

Related party commitments

Surety bonds issued by AIC

The Company issued structured settlement annuities (“SSAs”), a type of immediate annuity, in 2013 and prior at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.

In most cases, these annuities were issued under a “qualified assignment”, whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation (“ASC”), both wholly owned subsidiaries of ALIC, purchased annuities from the Company. Effective March 22,

30

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

2013, the Company no longer offers SSAs. AIC issued surety bonds to indemnify the payment of structured settlement benefits assigned to ASC from both AIC and unaffiliated parties, and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to indemnify the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuity payments that are indemnified by ALIC or the surety bonds of AIC were $2.03 billion and 2.04 billion as of December 31, 2020 and 2019, respectively.

Significant related party agreements

The Company is a party to the New York Insurer Supplement to Amended and Restated Service and Expense Agreement (the “Agreement”) between the Corporation and certain of its affiliated insurance companies pursuant to which AIC provides access to a variety of services, including the utilization of shared bank accounts for cash collections and disbursements in certain situations. The Agreement provides for cost sharing and allocation of operating expense among the parties.

The Company is a party to the Investment Advisory Agreement and Amendment to Service Agreement with AILLC whereby AILLC provides investment management services.

The Company has a reinsurance agreement with ALIC, reinsuring various life and accidental death benefits on specified individual policy forms issued by the Company. Life policies are reinsured on a yearly renewable term basis.

The Company, ALIC and The Bank of New York (“BONY”) entered into the Credit for Reinsurance Trust Agreement (“Reinsurance Trust”) effective December 23, 2019, with ALIC as grantor, the Company as beneficiary and BONY as trustee. ALIC established the Reinsurance Trust under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114) for the benefit of the Company. The assets held under the Reinsurance Trust amounted to $1.56 billion and $1.45 billion as of December 31, 2020 and 2019, respectively.

The Company is a party to a federal income tax allocation agreement with the Corporation.

Subsidiaries, controlled or affiliated (“SCA”) and SSAP No. 48, Joint Ventures, Partnerships and Limited Liability Companies loss tracking

The Company’s share of losses exceeded its reported investment for the following partnership as of December 31, 2020:

(in thousands)
Entity		Reporting Entity’s Share of Net Income (Loss)		Accumulated Share of Net Income (Losses)		Reporting Entity’s Share of Equity, Including Negative Equity	Guaranteed Obligation / Commitment for Financial Support (Yes/No)
Sunstone Partners II LP	$	(12)	$	(12)	$	(12)	Yes

7.	Company Benefit Plans

The Company utilizes the services of AIC employees. AIC and the Corporation provide various benefits, including defined benefit pension plans, certain health care and life insurance benefits for certain eligible employees, retired employees and employee-agents and participation in The Allstate 401(k) Savings Plan. The Company was allocated its share of the costs associated with these benefits in accordance with the Agreement. The Company’s allocated share of these benefits was $1 million and $2 million in 2020 and 2019, respectively. In addition, certain AIC employees also participate in a share-based payment plan, The Allstate Corporation 2019 Equity Incentive Plan that amended and restated the 2013 Equity Incentive Plan. Currently, awards of nonqualified stock options, restricted stock units, and performance stock awards are granted to certain employees of AIC. The Company is allocated expenses associated with the costs, determined at the individual participant level. The Company’s allocated share of these costs was $1 million in 2020 and 2019. Contractually, the Company’s obligations are limited to its share of the allocated service costs.

8.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of December 31, 2020 and 2019. All common shares had a par value of $25 per share.

31

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus as of December 31 were as follows:

(in thousands)		2020		2019
Nonadmitted assets	$	(39,085)	$	(21,672)
AVR		(137,711)		(145,134)
Net unrealized capital gains (losses) less capital gains tax		104,445		106,665

Dividend restrictions

The ability of the Company to pay dividends is generally dependent on business conditions, income, cash requirements, and other relevant factors. This amount is formula driven based on net income and capital and surplus, as well as the timing and amounts of dividends paid in the preceding twelve months as specified by New York insurance law. Any dividend must be paid out of unassigned surplus and cannot result in capital and surplus being less than the minimum amount required by law. Dividends are not cumulative. As of December 31, 2020, the Company cannot declare or pay dividends without the prior approval of the NYDFS because of its net loss from operations in 2020.

9.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

Guaranty fund assessments

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2020 and 2019, the Company had accrued $755 thousand and $762 thousand, respectively, for future guaranty fund assessments, and $757 thousand and $763 thousand, respectively, for the related premium tax offset expected to be received. The period over which assessments are expected to be paid varies. Premium tax offsets are realized on a straight-line basis over the period allowed by each individual state once the guaranty fund assessment has been paid. The Company did not recognize an impairment loss on the premium tax offsets in 2020 or 2019.

Reconciliations of assets recognized from paid and accrued premium tax offsets and policy surcharges were as follows:

(in thousands)			2020		2019
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of prior year end		$	919	$	1,136

Decreases during the year:
Premium tax offset applied			6		224
Policy surcharges charged off			6		-

Increases during the year:
Policy surcharges collected/accrued			1		7

Assets recognized from paid and accrued premium tax offsets and policy surcharges as of current year end	$		908	$	919

32

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2020:

($ in thousands)
Discount rate applied		4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

		Guaranty fund assessment				Related assets
Name of the insolvency		Undiscounted		Discounted		Undiscounted		Discounted
American Network Insurance Company	$	2	$	1	$	1	$	1
Penn Treaty Network America Insurance Company		5		2		4		2

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	36	23-58	51	32	23-58	51
Penn Treaty Network America Insurance Company	40	40-59	52	36	40-59	52

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2019:

($ in thousands)
Discount rate applied		4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

		Guaranty fund assessment			Related assets
Name of the insolvency		Undiscounted		Discounted		Undiscounted		Discounted
American Network Insurance Company	$	2	$	1	$	1	$	1
Penn Treaty Network America Insurance Company		5		3		5		3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	36	23-59	52	32	23-59	52
Penn Treaty Network America Insurance Company	41	41-68	54	37	41-68	54

10.	Sale, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer and servicing of financial assets

The Company’s business activities included securities lending programs with third parties, mostly large banks. As of December 31, 2020 and 2019, bonds and common stocks within the General Account with fair values of $74 million and $152 million, respectively, were on loan under these agreements. The Company did not have securities lending transactions within the Separate Accounts as of December 31, 2020 or 2019. Securities lent were either specifically identified by the lending bank or segregated into a separate custody account.

11.	Reinsurance

The estimated amount of the aggregate reduction in surplus, for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than for nonpayment of premium or other similar credits, of termination of all reinsurance agreements, by either party, was $1 million as of December 31, 2020 and 2019.

33

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

The effects of reinsurance on premiums and annuity considerations, and benefits for the years ended December 31 were as follows:

(in thousands)	2020	2019
Premiums and annuity considerations
Direct	$188,227	$220,163
Assumed	501	612
Ceded:
ALIC	(5,640)	(6,412)
Non-affiliates	(12,403)	(15,335)

Total ceded	(18,043)	(21,747)

Premiums and annuity considerations, net of reinsurance	$170,685	$199,028

(in thousands)	2020	2019
Benefits
Direct	$426,021	$498,431
Assumed	500	562
Ceded:
ALIC	(21,882)	(4,161)
Non-affiliates	(44,444)	(51,979)

Total ceded	(66,326)	(56,140)

Benefits, net of reinsurance	$360,195	$442,853

Reserve credits taken for all reinsurance agreements were $1.65 billion and $1.54 billion as of December 31, 2020 and 2019, respectively.

Reinsurance Agreement with ALIC

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain SSAs to its parent, ALIC. Under the terms of the agreement, if the fixed income book yield on the portion of the Company’s investment portfolio that supports SSAs’ liabilities falls below the average statutory rate, ALIC will pay a benefit. In return, the Company pays a premium to ALIC that is based on and varies with the aggregate statutory reserve balance of the SSAs. The Company paid premium related to the reinsurance treaty to ALIC of $3 million and $4 million in 2020 and 2019, respectively. The Company received benefits of $21 million and $2 million from ALIC in 2020 and 2019, respectively.

12.	Direct Premium Written/Produced by Managing General Agents/Third-Party Administrators (“TPAs”)

The aggregate amount of direct premiums written/produced by managing general agents/TPAs was $3 million and $5 million for the years ended December 31, 2020 and 2019, respectively, which was less than 5% of the Company’s surplus.

34

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

13.	Analysis of Annuity Actuarial Reserves and Deposit-Type Liabilities by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies were as follows as of December 31:

($ in thousands)		2020
		General Account		Separate Account with Guarantees		Separate Account Non- guaranteed		Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	2,935	$	142,758	$	-	$	145,693	3.1%
b. At book value less current surrender charge of 5% or more		1,862		-		-		1,862	-
c. At fair value		1,577		-		168,332		169,909	3.7

d. Total with market value adjustment or at fair value (total of a through c)		6,374		142,758		168,332		317,464	6.8
e. At book value without adjustment (minimal or no charge or adjustment)		922,403		3,107		-		925,510	19.8
(2) Not subject to discretionary withdrawal		3,429,666		-		5,519		3,435,185	73.4

(3) Total (gross: direct + assumed)		4,358,443		145,865		173,851		4,678,159	100.0%

(4) Reinsurance ceded		1,372,411		-		-		1,372,411

(5) Total (net)	$	2,986,032	$	145,865	$	173,851	$	3,305,748

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	1,274	$	-	$	-	$	1,274

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	29,507	$	-	$	-	$	29,507	8.3%
b. At book value less current surrender charge of 5% or more		1,115		-		-		1,115	0.3
c. At fair value		-		-		91,541		91,541	25.9

d. Total with market value adjustment or at fair value (total of a through c)		30,622		-		91,541		122,163	34.5
e. At book value without adjustment (minimal or no charge or adjustment)		214,187		-		-		214,187	60.6
(2) Not subject to discretionary withdrawal		15,278		-		1,872		17,150	4.9

(3) Total (gross: direct + assumed)		260,087		-		93,413		353,500	100.0%

(4) Reinsurance ceded		97,463		-		-		97,463

(5) Total (net) (3) – (4)	$	162,624	$	-	$	93,413	$	256,037

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	341	$	-	$	-	$	341

DEPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	-	$	-	$	-	$	-	-%
b. At book value less current surrender charge of 5% or more		-		-		-		-	-
c. At fair value		31		-		-		31	-

d. Total with market value adjustment or at fair value (total of a through c)		31		-		-		31	-
e. At book value without adjustment (minimal or no charge or adjustment)		11,944		-		-		11,944	3.8
(2) Not subject to discretionary withdrawal		302,683		-		-		302,683	96.2

(3) Total (gross: direct + assumed)		314,658		-		-		314,658	100.0%

(4) Reinsurance ceded		-		-		-		-

(5) Total (net) (3) – (4)	$	314,658	$	-	$	-	$	314,658

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	-	$	-	$	-	$	-

35

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

($ in thousands)		2019
		General Account		Separate Account with Guarantees		Separate Account Non- guaranteed		Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	2,785	$	149,321	$	-	$	152,106	3.4%
b. At book value less current surrender charge of 5% or more		1,430		-		-		1,430	-
c. At fair value		2,153		-		157,383		159,536	3.6

d. Total with market value adjustment or at fair value (total of a through c)		6,368		149,321		157,383		313,072	7.0
e. At book value without adjustment (minimal or no charge or adjustment)		977,893		2,883		-		980,776	21.9
(2) Not subject to discretionary withdrawal		3,182,323		-		4,546		3,186,869	71.1

(3) Total (gross: direct + assumed)		4,166,584		152,204		161,929		4,480,717	100.0%

(4) Reinsurance ceded		1,262,164		-		-		1,262,164

(5) Total (net) (3) – (4)	$	2,904,420	$	152,204	$	161,929	$	3,218,553

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	1,134	$	-	$	-	$	1,134

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	29,486	$	-	$	-	$	29,486	8.2%
b. At book value less current surrender charge of 5% or more		662		-		-		662	0.2
c. At fair value		-		-		86,114		86,114	24.0

d. Total with market value adjustment or at fair value (total of a through c)		30,148		-		86,114		116,262	32.4
e. At book value without adjustment (minimal or no charge or adjustment)		223,559		-		-		223,559	62.3
(2) Not subject to discretionary withdrawal		17,545		-		1,397		18,942	5.3

(3) Total (gross: direct + assumed)		271,252		-		87,511		358,763	100.0%

(4) Reinsurance ceded		98,186		-		-		98,186

(5) Total (net) (3) – (4)	$	173,066	$	-	$	87,511	$	260,577

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	258	$	-	$	-	$	258

DEPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$	-	$	-	$	-	$	-	-%
b. At book value less current surrender charge of 5% or more		-		-		-		-	-
c. At fair value		42		-		-		42	-

d. Total with market value adjustment or at fair value (total of a through c)		42		-		-		42	-
e. At book value without adjustment (minimal or no charge or adjustment)		13,109		-		-		13,109	3.8
(2) Not subject to discretionary withdrawal		329,849		-		-		329,849	96.2

(3) Total (gross: direct + assumed)		343,000		-		-		343,000	100.0%

(4) Reinsurance ceded		-		-		-		-

(5) Total (net) (3) – (4)	$	343,000	$	-	$	-	$	343,000

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$	-	$	-	$	-	$	-

36

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Reconciliation of total annuity actuarial reserves and deposit fund liabilities was as follows as of December 31:

(in thousands)	2020	2019
Life & Accident & Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$3,148,656	$3,077,486
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	314,658	343,000

Subtotal	3,463,314	3,420,486
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	413,129	401,644

Combined Total	$3,876,443	$3,822,130

14.	Analysis of Life Actuarial Reserves by Withdrawal Characteristics

Withdrawal characteristics of life actuarial reserves were as follows as of December 31:

(in thousands)
	2020
	Account Value	Cash Value	Reserve
General Account
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$140	$140
Universal life	407,335	404,903	416,992
Universal life with secondary guarantees	280,517	204,711	497,724
Indexed universal life with secondary guarantees	52,340	27,932	48,680
Variable universal life	1,803	1,113	2,183
Miscellaneous reserves	-	60,305	89,330
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	421,196
Accidental death benefits	XXX	XXX	84
Disability – Active lives	XXX	XXX	882
Disability – Disabled lives	XXX	XXX	17,136
Miscellaneous reserves	XXX	XXX	52,996

Total (gross: direct + assumed)	741,995	699,104	1,547,343
Reinsurance ceded	-	-	173,911

Total (net)	$741,995	$699,104	$1,373,432

Separate Account Nonguaranteed
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$19,201	$18,847	$18,918
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	-
Accidental death benefits	XXX	XXX	-
Disability – Active lives	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	-

Total (gross: direct + assumed)	19,201	18,847	18,918
Reinsurance ceded	-	-	-

Total (net)	$19,201	$18,847	$18,918

37

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(in thousands)
	2019
	Account Value	Cash Value	Reserve
General Account
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$145	$145
Universal life	424,180	420,895	432,729
Universal life with secondary guarantees	263,915	184,035	483,104
Indexed universal life with secondary guarantees	43,845	21,389	43,431
Variable universal life	1,850	1,604	2,404
Miscellaneous reserves	-	56,715	83,223
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	414,986
Accidental death benefits	XXX	XXX	85
Disability – Active lives	XXX	XXX	765
Disability – Disabled lives	XXX	XXX	14,651
Miscellaneous reserves	XXX	XXX	54,819

Total (gross: direct + assumed)	733,790	684,783	1,530,342
Reinsurance ceded	-	-	180,001

Total (net) (3) – (4)	$733,790	$684,783	$1,350,341

Separate Account with Guarantees & Separate Account Nonguaranteed
Subject to discretionary withdrawal, surrender values, or policy loans:
Variable universal life	$15,769	$14,918	$15,477
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	-
Accidental death benefits	XXX	XXX	-
Disability – Active lives	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	-

Total (gross: direct + assumed)	15,769	14,918	15,477
Reinsurance ceded	-	-	-

Total (net) (3) – (4)	$15,769	$14,918	$15,477

(in thousands)
Reconciliation of total life actuarial reserves was as follows as of December 31:
		2020	2019
Life & Accident & Health Annual Statement:
Exhibit 5, Life Insurance Section, Total (net)		$1,303,405	$1,281,272
Exhibit 5, Accidental Death Benefits Section, Total (net)		84	85
Exhibit 5, Disability – Active Lives Section, Total (net)		882	764
Exhibit 5, Disability – Disabled Lives Section, Total (net)		17,043	14,560
Exhibit 5, Miscellaneous Reserves Section, Total (net)		52,018	53,660

Subtotal		1,373,432	1,350,341

Separate Accounts Annual Statement:
Exhibit 3, Line 0199999, Column 2		18,918	15,477

Combined total		$1,392,350	$1,365,818

15.	Premiums and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31 were as follows:

(in thousands)		2020				2019
Type		Gross		Net of Loading		Gross		Net of Loading
Ordinary new business	$	18	$	(4)	$	1,430	$	433
Ordinary renewal		23,447		28,960		22,720		29,329

Total	$	23,465	$	28,956	$	24,150	$	29,762

38

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

16.	Separate Accounts

The Company’s Separate Accounts were attributed to the following products/transactions as of December 31:

(in thousands)
	2020		2019
Product/transaction	Legally insulated assets	Separate Account Assets (Not legally insulated)	Legally insulated assets	Separate Account Assets (Not legally insulated)
Variable annuity contracts	$267,549	$-	$249,776	$-
Variable life policies	19,201	-	15,770	-
MGA	-	137,012	-	139,089

Total	$286,750	$137,012	$265,546	$139,089

Separate Accounts held by the Company are for variable annuity contracts, variable life policies and MGA contracts. The assets and liabilities of variable annuity contracts and variable life policies are recorded as assets and liabilities of the Separate Accounts and are legally insulated from the General Account, excluding any purchase payments or transfers directed by the contractholder to earn a fixed rate of return which are included in the Company’s General Account assets. The legal insulation of the Separate Accounts assets prevents such assets from being generally available to satisfy claims resulting from the General Account. Separate Accounts which contain variable annuity and variable life business are unit investment trusts and registered with the Securities and Exchange Commission (“SEC”). As of December 31, 2020 and 2019, all assets of the Separate Accounts that support the variable annuity and variable life business were legally insulated.

Variable annuity and variable life business allow the contractholder to accumulate funds within a variety of portfolios, at rates which depend upon the return achieved from the types of investments chosen. The net investment experience of the Separate Accounts is credited directly to the contractholder and can be favorable or unfavorable. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives and policies. Absent any contract provision wherein the Company provides a guarantee, the contractholders of the variable annuity and variable life products bear the investment risk that the Separate Account’s funds may not meet their stated investment objectives. Variable annuity and variable life business is included in the Nonguaranteed Separate Accounts column of the following tables.

The assets and liabilities of MGA contracts are also recorded as assets and liabilities of the Separate Accounts, however, they are not legally insulated from the General Account. MGA products are non-unitized products, most of which are not registered with the SEC. The Separate Account for MGA products provides the opportunity for the contractholder to invest in one or any combination of up to ten interest rate guarantee periods. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustments. MGA business is included in the Nonindexed Guarantee Less than/equal to 4% or the Nonindexed Guarantees More than 4% column of the following tables.

Some of the Separate Account liabilities are guaranteed by the General Account. To compensate the General Account for the risk taken on variable annuity products, the Separate Accounts paid risk charges of $419 thousand and $559 thousand in 2020 and 2019, respectively. The amount paid by the General Account for Separate Account guarantees for variable annuity products was $121 thousand and $197 thousand in 2020 and 2019, respectively.

In connection with the disposal of the Company’s variable annuity business to Prudential Insurance Company of America (“Prudential”), there is a modified coinsurance reinsurance agreement under which the Separate Account assets and liabilities remain in the Company’s Statements of Financial Position, but the related results of operations are fully reinsured to Prudential and presented net of reinsurance in the Statements of Operations. In contrast, assets supporting General Account liabilities, including the future rights and obligations related to benefit guarantees and fixed rate of return fund investments, have been transferred to Prudential under the coinsurance reinsurance provisions. The reinsurance agreements do not contain limits or indemnifications with regard to the insurance risk transfer, and transferred all of the future risks and responsibilities for performance in the underlying variable annuity contracts to Prudential, including those related to benefit guarantees and fixed rate of return fund investments, in accordance with SSAP No. 61R. The Separate Accounts balances related to the modified coinsurance reinsurance were $267 million and $249 million as of December 31, 2020 and 2019, respectively. The General Account liability balances reinsured to Prudential under the coinsurance reinsurance were $161 million and $164 million as of December 31, 2020 and 2019, respectively, and consisted of the liabilities for fixed rate of return fund investments and benefit guarantees.

39

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Information regarding the Company’s Separate Accounts as of December 31 was as follows:

(in thousands)
	2020
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%	Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/20	$-	$-	$2,089	$2,089

Reserves as of December 31, 2020
For accounts with assets at:
Fair value	$145,865	$-	$286,182	$432,047
Amortized cost	-	-	-	-

Total reserves	$145,865	$-	$286,182	$432,047

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$142,758	$-	$-	$142,758
At book value without market value adjustment and with current surrender charge of 5% or more	-	-	-	-
At fair value	-	-	278,792	278,792
At book value without market value adjustment and with current surrender charge less than 5%	3,107	-	-	3,107

Subtotal	145,865	-	278,792	424,657
Not subject to discretionary withdrawal	-	-	7,390	7,390

Total	$145,865	$-	$286,182	$432,047

Reserves for asset default risk in lieu of AVR	N/A	N/A	N/A	N/A
	2019
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%	Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/19	$-	$-	$1,979	$1,979

Reserves as of December 31, 2019
For accounts with assets at:
Fair value	$152,204	$-	$264,917	$417,121
Amortized cost	-	-	-	-

Total reserves	$152,204	$-	$264,917	$417,121

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$149,321	$-	$-	$149,321
At book value without market value adjustment and with current surrender charge of 5% or more	-	-	-	-
At fair value	-	-	258,973	258,973
At book value without market value adjustment and with current surrender charge less than 5%	2,883	-	-	2,883

Subtotal	152,204	-	258,973	411,177
Not subject to discretionary withdrawal	-	-	5,944	5,944

Total	$152,204	$-	$264,917	$417,121

Reserves for asset default risk in lieu of AVR	N/A	N/A	N/A	N/A
Reconciliation of net transfers to or (from) the Separate Accounts for the years ended December 31 was as follows:
(in thousands)			2020	2019
Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to Separate Accounts			$2,089	$1,979
Transfers from Separate Accounts			37,791	46,281

Net transfers to (from) Separate Accounts			(35,702)	(44,302)
Reconciling adjustments			-	-

Transfers as reported in the Statements of Operations			$(35,702)	$(44,302)

40

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

17.	Other Items

Balances reasonably possible to be uncollectible

Agents’ balances receivable are 100% nonadmitted after the establishment of a valuation allowance. The allowance balance for admitted agents’ balances receivable was $4 million as of December 31, 2020 and 2019.

Scottish Re (U.S.), Inc. (“SRUS”)

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner (the “Petition”).

ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. The Court has not yet ruled on either of these motions. In the interim, the Company and several other affected parties have been permitted to exercise certain setoff rights while the parties address any potential disputes. On June 30, 2020, pursuant to the Petition, SRUS submitted a proposed Plan of Rehabilitation (“Plan”) for consideration by the Court. On November 2, 2020, the Court issued a Third Amended Order to Show Cause scheduling a hearing on the Petition and Plan for May 25, 2021.

The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $49 thousand and net of nonadmitted recoverables for paid claims of $118 thousand, were $584 thousand as of December 31, 2020. The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $34 thousand and net of nonadmitted recoverables for paid claims of $15 thousand, were $443 thousand as of December 31, 2019. The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”)

The Coronavirus resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which have included the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing and restrictions on large group gatherings, have caused material disruption to businesses globally, resulting in increased unemployment, a recession and increased economic uncertainty. Additionally, there is no way of predicting with certainty how long the pandemic might last, including the potential for restrictions being restored or new restrictions being implemented that could result in further economic volatility.

The Coronavirus has affected the Company’s operations and depending on its length and severity may continue to significantly affect the Company’s results of operations, financial condition and liquidity, including sales of new and retention of existing policies, life insurance mortality and hospital and outpatient claim costs, annuity reserves, investment valuations and returns and increases in bad debt and credit risk.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers, including timing of vaccine distribution, to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Company’s operations, but the effects could be material and may continue, emerge, evolve or accelerate into 2021.

Participating policies

For 2020 and 2019, the Company recognized premiums related to life participating policies of $6 thousand and $48 thousand, respectively. In both 2020 and 2019, these amounts represented less than one-half of one percent of total life premiums and annuity considerations earned. The Company uses accrual accounting to record policyholder dividends on participating policies. The Company paid dividends of $31 thousand and $43 thousand in 2020 and 2019, respectively, to participating policyholders and did not allocate additional income. All of the Company’s accident and health contracts were nonparticipating as of December 31, 2020 and 2019.

Amount of insurance for gross premium less than net premiums

As of December 31, 2020 and 2019, the Company had $1.73 billion and $1.85 billion, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of New York. Reserves to cover the above insurance totaled $50 million and $52 million as of December 31, 2020 and 2019, respectively.

41

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

Other reserve changes for life and annuity contracts

In 2020, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $96 million. Other reserve changes in 2020 were as follows:

(in thousands)
		Ordinary
Item	Total	Life Insurance	Individual Annuities
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$(19,482)	$(19,482)	$-
Asset adequacy reserve	115,000	-	115,000

Total	$95,518	$(19,482)	$115,000

In 2019, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $52 million. Other reserve changes in 2019 were as follows:
(in thousands)
		Ordinary
Item	Total	Life Insurance	Individual Annuities
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$51,523	$51,523	$-

Total	$51,523	$51,523	$-

18.	Events Subsequent

On January 26, 2021, AIC and Allstate Financial Insurance Holdings Corporation (“AFIHC”) entered into a Stock Purchase Agreement with Everlake US Holdings Company (formerly Antelope US Holdings Company), an affiliate of an investment fund associated with The Blackstone Group Inc. to sell ALIC and certain affiliates, excluding the Company, for approximately $2.8 billion in cash. The transaction is expected to close in the second half of 2021 subject to regulatory approvals and other customary closing conditions.

On March 29, 2021, ALIC, AIC, AFIHC and AIH entered into a definitive Stock Purchase agreement (the “Purchase Agreement”) with Wilton Reassurance Company, an insurance company organized under the laws of the State of Minnesota, to sell the Company and ILIC, a wholly owned subsidiary of AFIHC for approximately $220 million in cash. Under the terms of the Purchase Agreement, prior to the consummation of the sale of the Company, AIH or another affiliate will contribute to the Company approximately $660 million in cash. The transaction is expected to close in the second half of 2021 subject to regulatory approvals and other customary closing conditions.

Prior to the closing of the above sales transactions, ALIC and certain affiliates will consummate certain pre-sale restructuring and reinsurance transactions (the “Pre-Sale Transactions”) to, among other things, transfer certain out-of-scope assets and businesses, through reinsurance or otherwise, from ALNY to AIC or other affiliates, and terminate or amend certain existing reinsurance arrangements between ALIC and the Company. The consummation of the above transactions (including the Pre-Sale Transactions) will result in the satisfaction of the conditions to ALIC’s sale that relate to the Company.

An evaluation of subsequent events was made through May 19, 2021, the date the audited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the statutory-basis financial statements.

* * * * * *

42

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2019 AND 2018

(in thousands except par value and number of shares)	2019	2018
ADMITTED ASSETS
Bonds (fair value: $4,400,759 and $4,396,476)	$3,996,839	$4,242,823
Preferred stocks (fair value: $11,051 and $10,964)	10,562	10,542
Common stocks (cost: $123,957 and $144,495)	165,135	163,393
Mortgage loans on real estate	718,901	676,175
Cash, cash equivalents and short-term investments	220,888	80,702
Contract loans	38,563	39,293
Derivatives	6,047	1,628
Other invested assets	385,644	384,070
Receivables for securities	150,125	836
Securities lending reinvested collateral assets	391	1,721

Subtotals, cash and invested assets	5,693,095	5,601,183

Investment income due and accrued	45,804	49,100
Premiums and considerations	30,605	30,027
Reinsurance recoverables and other reinsurance receivables	1,547	1,289
Current federal and foreign income tax recoverable and interest thereon	-	4,403
Net deferred tax asset	29,598	21,540
Guaranty funds receivable or on deposit	919	1,136
Advanced benefits	5,900	5,394
Other assets	3,707	3,088
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	404,635	399,536

Total	$6,215,810	$6,116,696

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,446,313	$4,454,250
Liability for deposit-type contracts	343,000	370,770
Contract claims	28,197	23,169
Interest maintenance reserve	12,481	13,659
Commissions to agents due or accrued	1,784	2,135
Transfers to Separate Accounts due or accrued (net)	12,822	(1,604)
Taxes, licenses and fees due or accrued, excluding federal income taxes	930	915
Current federal and foreign income taxes	28,056	-
Asset valuation reserve	145,134	122,319
Payable to parent, subsidiaries and affiliates	4,480	5,504
Payable for securities lending	157,280	68,817
Reserve for uncashed checks	5,832	4,903
Other liabilities	10,699	7,849
From Separate Accounts Statement	404,635	399,536

Total liabilities	5,601,643	5,472,222

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	480,414	510,721

Total capital and surplus	614,167	644,474

Total	$6,215,810	$6,116,696

See notes to statutory-basis financial statements.

1

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2019	2018
Premiums and annuity considerations for life and accident and health contracts	$199,028	$196,364
Net investment income	258,104	284,063
Amortization of interest maintenance reserve	3,211	5,818
Commissions and expense allowances on reinsurance ceded	2,559	2,686
Reserve adjustments on reinsurance ceded	(28,355)	(33,699)
Miscellaneous income	1,153	3,528

Total	435,700	458,760

Death benefits	72,782	73,745
Annuity benefits	171,567	186,516
Disability benefits and benefits under accident and health contracts	39,191	27,776
Surrender benefits and withdrawals for life contracts	140,144	165,163
Interest and adjustments on contracts or deposit-type contract funds	19,051	20,770
Increase (decrease) in aggregate reserves for life and accident and health contracts	(7,937)	(89,973)
Commissions on premiums, annuity considerations, and deposit-type contract funds	19,903	22,764
General insurance expenses	38,408	39,528
Insurance taxes, licenses and fees, excluding federal income taxes	7,845	9,239
(Increase) decrease in loading on deferred and uncollected premiums	(1,420)	(76)
Net transfers to or (from) Separate Accounts net of reinsurance	(44,302)	(66,472)
Other expenses	912	872

Total	456,144	389,852

Net gain (loss) from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	(20,444)	68,908

Federal and foreign income taxes incurred (excluding tax on capital gains)	26,390	5,320

Net gain (loss) from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	(46,834)	63,588

Net realized capital gains (losses) less capital gains tax of $3,416 and $1,164	12,852	4,380

Net income (loss)	$(33,982)	$67,968

See notes to statutory-basis financial statements.

2

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2019	2018
Capital and surplus, December 31, prior year	$644,474	$603,058
Net income (loss)	(33,982)	67,968
Change in net unrealized capital gains (losses)	16,484	(22,448)
Change in net unrealized foreign exchange capital gains (losses)	(3,698)	44
Change in net deferred income tax	29,258	(5,197)
Change in nonadmitted assets	(15,554)	(85)
Change in asset valuation reserve	(22,815)	1,134

Capital and surplus, December 31, current year	$614,167	$644,474

See notes to statutory-basis financial statements.

3

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
Cash from operations	2019	2018
Premiums collected net of reinsurance	$198,038	$195,896
Net investment income	235,155	247,056
Miscellaneous income	2,510	6,171

Total	435,703	449,123

Benefits and loss related payments	446,455	490,187
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(58,728)	(27,413)
Commissions, expenses paid and aggregate write-ins for deductions	66,399	73,897
Dividends paid to policyholders	42	123
Federal and foreign income taxes paid (recovered)	(2,112)	11,042

Total	452,056	547,836

Net cash from operations	(16,353)	(98,713)

Cash from investments
Proceeds from investments sold, matured or repaid	858,339	870,712
Cost of investments acquired (long-term only)	747,739	732,634
Net increase or (decrease) in contract loans and premium notes	(791)	(213)

Net cash from investments	111,391	138,291

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(46,793)	(49,362)
Other cash provided (applied)	91,941	12,776

Net cash from financing and miscellaneous sources	45,148	(36,586)

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	140,186	2,992
Cash, cash equivalents and short-term investments, beginning of year	80,702	77,710

Cash, cash equivalents and short-term investments, end of period	$220,888	$80,702

Supplemental disclosures for non-cash transactions
Change in receivable for securities sold	$149,288	$2,579
Portfolio investments exchanged	86,650	66,023
Mortgage loans refinanced	8,388	10,927
Reinvestment of non-cash distributions from other invested assets	3,395	4,799
Income from other invested assets	929	11,505
Change in payable for securities acquired	712	-
Stock dividends received	37	2,020
Stock distributions a return of capital	4	-

See notes to statutory-basis financial statements.

4

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company distributes its products through Allstate exclusive agencies and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force fixed annuities such as deferred and immediate annuities. The Company also previously offered variable annuities, all of which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the State of New York as of December 31 is shown below:

(in thousands)
	2019	2018
Net Income
The Company’s state basis	$(33,982)	$67,968

State prescribed practices that increase/(decrease) NAIC SAP:
Premiums	(11)	(111)
Commissions and expense allowances on reinsurance ceded	2	(60)
Increase in loading on deferred and uncollected premium	(333)	(423)
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$(33,640)	$68,562

Surplus
The Company’s state basis	$614,167	$644,474

State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(10,418)	(9,751)
Aggregate write-ins (Reinsurance balances recoverable)	2,904	2,579
Increase in aggregate reserves for asset/liability analysis (net)	-	-

State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$621,681	$651,646

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

5

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Accounting practices and procedures of the NAIC as prescribed or permitted by the NYDFS comprise a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“GAAP”). The more significant differences relevant to the Company are as follows:

•

Bonds, excluding Securities Valuation Office (“SVO”)-identified investments, are stated at amortized cost, or lower of amortized cost or fair value, or recovery value, while under GAAP, they are generally carried at fair value or recovery value depending on the reason for the other-than-temporary impairment (“OTTI”) as discussed below.

•	Preferred stocks are valued as prescribed by the SVO, while under GAAP, they are reported at fair value.

•

Under the APPM, unaffiliated common stocks are reported at fair value and changes in fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus. Under GAAP, equity investments, including common stocks and limited partnership interests not accounted for under the equity method of accounting (“EMA”) or that do not result in consolidation, are measured at fair value with changes in fair value recognized in net income.

•

Certain investments in partnerships and limited liability companies under GAAP are recorded at fair value. Per the APPM, these investments require EMA to be used. EMA on a statutory basis, in conjunction with asset valuation reserve (“AVR”) recognition requirements as discussed below, recognizes the earnings of the investment in surplus with only the portion distributed recorded in investment income, while GAAP recognizes all earnings, both distributed and undistributed in investment income. Investments in partnerships and limited liability companies are required to have audited GAAP financial statements or audited U.S. tax-basis financial statements to be admitted. For investments in non-U.S. partnerships and limited liability companies for which audited GAAP or International Financial Reporting Standards financial statements are not available, admission requires using certain audited financial statements prepared using foreign generally accepted accounting principles with an audited reconciliation to GAAP.

•	Realized investment capital gains or losses are reported net of related income taxes, while under GAAP, such gains or losses are reported gross of tax.

•	Under both GAAP and the APPM, the Company is required to identify securities with OTTI and to recognize an impairment loss.

GAAP and the APPM have different requirements for bonds other than loan-backed and structured securities (“LBASS”), and LBASS with OTTI depending if it is credit related or intent related. Credit related OTTI results from an assessment that the entire cost basis is not expected to be recovered. Intent related OTTI results when there is a decision to sell a security or when it is more likely than not that the Company will be required to sell the security before the recovery of the amortized cost basis.

Under GAAP, for credit related OTTI, bonds other than LBASS are written down to expected recovery value. Recovery value is determined by calculating the present value of the future cash flows at the security’s original or current effective rate. Under the APPM, for credit related OTTI, bonds other than LBASS, are written down to fair value. Under GAAP and the APPM, for intent related OTTI, bonds other than LBASS are written down to fair value.

Under GAAP and the APPM, for credit related OTTI, LBASS are written down to expected recovery value. Under GAAP and the APPM, for intent related OTTI, LBASS are written down to fair value. Intent related OTTI, for LBASS under the APPM, results when there is no intent and ability to hold the security until it recovers in value, which is not required under GAAP.

•

Under the APPM, derivatives which follow hedge accounting are reported in a manner consistent with the hedged item with no ineffectiveness separately recorded. Derivatives that are not designated as accounting hedges are recorded at fair value, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus until the transaction is closed (e.g., terminated, sold, expired, exercised). Derivatives which are used in replication are reported in a manner consistent with the asset that has been replicated. Embedded derivative instruments are not accounted for separately as derivative instruments. Derivative assets and liabilities are reported gross in the financial statements.

Under GAAP, derivatives that qualify as a fair value hedge are recorded at fair value in the same income statement line item as the hedged item; cash flow hedges are also recorded at fair value. Hedge ineffectiveness, if any, is recorded along with the hedged item. The change in fair value of a non-hedge derivative, including derivatives used in replication, is recorded as a realized capital gain or loss. Embedded derivative instruments are accounted for separately and marked to market through realized capital gains or losses. Derivative assets and liabilities that qualify for offsetting with a counterparty are reported as a net asset or liability in the financial statements.

The APPM requires that, if in the aggregate, the Company has a net negative cash balance it shall be reported as a negative asset. GAAP requires that such negative cash balances be reported as other liabilities.

•

For holders of surplus notes, interest is not accrued until approved by the applicable state of domicile per the APPM. GAAP requires interest on surplus notes to be accrued whether or not states approval has been obtained.

•

Under the APPM, costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts, principally agents’ and brokers’ remuneration and certain underwriting costs, are expensed as incurred. Under GAAP, these costs are deferred and amortized to income either over the premium paying period of the related policies in proportion to the estimated revenue on such business or in relation to the present value of estimated gross profits on such business over the estimated lives of the contracts.

•

Both GAAP and the APPM require a provision for deferred taxes on temporary differences between the reporting and tax bases of assets and liabilities. The change in deferred taxes is reported in surplus per the APPM, while under GAAP, the change is reported in the

6

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Statement of Operations. The APPM also includes limitations as to the amount of deferred tax assets (“DTAs”) that may be reported as an admitted asset. Both GAAP and the APPM require a valuation allowance for DTAs and the allowance is similarly measured.

•	Under the APPM, the effects of reinsurance are netted against the corresponding assets or liabilities versus reported on a gross basis for GAAP.

•

Certain reported assets, including the portion of net DTAs that exceeded the APPM limitations, prepaid commissions, certain agent and bills receivables, receivable from sale of securities over 15 days past due, and certain other receivables over 90 days past due, are designated as nonadmitted assets and are charged directly to unassigned surplus. Under GAAP, these assets are reported in the Statements of Financial Position, net of any valuation allowance.

•

Life statutory policy reserves are based on mortality, interest and other assumptions applied in compliance with statutory regulations and subject to reserve testing with assumption subject to statutory requirements. Health statutory policy reserves are based on morbidity, interest, and withdrawal assumptions applied in compliance with statutory regulations. Statutory formula policy reserves in certain cases are subject to stand alone reserve testing with assumptions subject to statutory requirements. Statutory policy reserves generally differ from policy reserves under GAAP, which are based on the Company’s estimates of mortality, morbidity, interest and withdrawals and include sufficiency testing with assumptions representative of the Company’s current expectations. The effect, if any, on reserves due to a change in valuation basis is recorded directly to unassigned surplus per the APPM rather than included in the determination of net gain from operations for GAAP.

•	The AVR and interest maintenance reserve (“IMR”) are required by the APPM, but not GAAP.

•

Under the APPM, liabilities from guaranty funds or other assessments from insolvencies of entities that wrote long term care contracts are recorded at discounted rates, while all other assessments are reported at undiscounted rates. Under GAAP, all guaranty funds or other assessments are reported at undiscounted rates.

•

The assets and reserves relating to modified guaranteed annuity (“MGA”) contracts are reflected as assets and liabilities related to Separate Accounts and are carried at fair value. Premium receipts and benefits on these contracts are recorded as revenue and expense and are transferred to or (from) the Separate Accounts. Under GAAP, these assets are reported as bonds and mortgage loans. Bonds designated as available for sale are carried at fair value and mortgage loans are carried at outstanding principal balance, net of unamortized premium or discount and valuation allowances. Liabilities are reported as contractholder funds. Revenues are comprised of contract charges and fees for contract administration and surrenders.

•

Under the APPM, premium receipts and benefits on certain annuity contracts and universal life-type contracts are recorded as revenue and expense. Under GAAP, revenue on certain annuity contracts and universal life-type contracts is comprised of contract charges and fees, which are recognized when assessed against the policyholder account balance. Additionally, premium receipts on certain annuity contracts and universal life-type contracts are considered deposits and are recorded as interest-bearing liabilities, while benefits are recognized as expenses in excess of the policyholder account balance.

•	GAAP requires the presentation of comprehensive income and its components in the financial statements, which is not required by the APPM.

Use of estimates

The preparation of financial statements in conformity with the NAIC Annual Statement Instructions and accounting practices prescribed or permitted by the NYDFS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Bonds with an NAIC designation of 1 through 5, including LBASS and excluding SVO-identified investments, are reported at amortized cost using the effective yield method. Bonds with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. The Company’s bond portfolio also includes SVO-identified investments, which are reported at fair value. Changes in the fair value of the SVO-identified investments are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Redeemable preferred stocks are reported at cost, amortized cost or the lower of cost, amortized cost or fair value, depending on the assigned NAIC designation. Perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. Unaffiliated common stocks are reported at fair value. For preferred stocks reported at fair value and unaffiliated common stocks, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

Mortgage loans are reported at unpaid principal balances, net of unamortized premium or discount.

Cash equivalents are reported at fair value or amortized cost. Cash equivalents reported at amortized cost are readily convertible into known amounts of cash and so near to their maturity that they present an insignificant risk of change in value because of changes in interest rates. Contract loans are reported at the unpaid principal and capitalized interest balance. Interest is capitalized into the loan balance each contract anniversary. Loans deemed uncollectible are written off. Loan balances in excess of cash value are nonadmitted.

7

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Other invested assets consist of investments in partnerships, limited liability companies and surplus notes. Investments in partnerships and limited liability companies are generally reported based on the underlying audited GAAP equity of the investee, with undistributed earnings or losses reflected in unassigned surplus as a change in net unrealized capital gains and losses and, are generally recognized on a delay due to the availability of financial statements. The change in net unrealized capital gains and losses is reported in unassigned surplus, as well as used in the calculation of the AVR provision. Surplus notes are reported at amortized cost or the lower of amortized cost or fair value depending on the NAIC designation.

Realized capital losses recognized on all bonds due to OTTI and net realized capital gains and losses on certain qualifying surplus notes included in other invested assets resulting from changes in the general level of interest rates are reported in the IMR, net of tax and amortized into the Statements of Operations. For LBASS designated as no intent and ability to hold, the non-interest related portion of OTTI losses is used in the calculation of the AVR provision, while the interest-related OTTI is reported in IMR. All other net realized capital gains and losses for other invested assets resulting from changes in the general level of interest rates and OTTI realized capital losses for other invested assets and bonds that are not a result of changes in the general level of interest rates are reported in the Statements of Operations and used in the calculation of the AVR provision, the change of which is reported within unassigned surplus.

Investment income primarily consists of interest, dividends, income from limited partnership interests, and amortization of any premium or discount. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for LBASS is determined considering estimated pay-downs, including prepayments, obtained from third-party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all other, the effective yield is recalculated on a prospective basis. In periods subsequent to the recognition of an OTTI on a bond, including LBASS, the difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income. Accrual of income is suspended for other-than-temporarily impaired bonds when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans that are in default or when the full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Cash distributions received from investments in partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed. Any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment.

Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other than temporary declines in fair value and periodic changes in fair value and settlements of certain derivatives. Realized capital gains and losses on investment sales are determined on a specific identification basis.

The Company has a comprehensive portfolio monitoring process to identify and evaluate each bond, including LBASS, and common and preferred stock, whose carrying value may be other-than-temporarily impaired. For each bond, excluding LBASS, in an unrealized loss position (fair value is less than amortized cost), the Company assesses whether management with the appropriate authority has made a decision to sell the bond prior to its maturity at an amount below its carrying value. If the decision has been made to sell the bond, the bond’s decline in fair value is considered other than temporary and the Company recognizes a realized capital loss equal to the difference between the amortized cost and the fair value of the bond at the balance sheet date the assessment is made. If the Company has not made the decision to sell the bond, but it is probable the Company will not be able to collect all amounts due according to contractual terms, the bond’s decline in value is considered other-than-temporarily impaired, and a write-down of the amortized cost to fair value is required. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For LBASS, the Company assesses whether management with the appropriate authority has made a decision to sell each LBASS in an unrealized loss position or does not have the intent and ability to retain the LBASS for a period of time sufficient to recover the amortized cost basis. If either situation exists, the security’s decline in value is considered other-than-temporarily impaired and the security is written down as a realized capital loss to fair value. If management has not made the decision to sell the LBASS and management intends to hold the security for a period of time sufficient to recover the amortized cost basis, the Company analyzes the present value of the discounted cash flows expected to be collected. If the present value of the discounted cash flows expected to be collected is less than the amortized cost, the security is considered other-than-temporarily impaired and the Company recognizes a realized capital loss for the difference between the present value of the discounted cash flows and the amortized cost. For securities with an NAIC designation of 6, unrealized losses that are not deemed other-than-temporarily impaired are reflected in the Company’s unassigned surplus.

For common and preferred stocks, the Company considers various factors, including whether the Company has the intent and ability to hold the stock for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the stock’s decline in fair value is other than temporary and the difference between the stock’s cost and fair value is recognized as a realized capital loss. A decision to sell stock for an amount below its cost would be an other than temporary decline and a realized capital loss is recorded. For stocks managed by a third-party, either the Company has contractually retained its decision making authority as it pertains to selling stocks that are in an unrealized loss position or it recognizes an unrealized loss at the end of the period through a charge to realized capital loss.

The Company’s portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for bonds, including LBASS) or cost (for stocks) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential OTTI using all reasonably available information relevant to the collectibility or recovery of the security. Inherent in the Company’s evaluation of OTTI for these securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: (1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering

8

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

prices; (2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and (3) the length of time and extent to which the fair value has been less than amortized cost or cost.

Impairment adjustments on mortgage loans are recorded when it is probable contractual principal and interest will not be collected. OTTI adjustments reduce the carrying value of mortgage loans to the fair value of the collateral less the estimated cost to sell.

Due and accrued investment income is recorded as an asset, with three exceptions. Due and accrued investment income on mortgage loans in default, where interest is more than 180 days past due, is nonadmitted. Due and accrued investment income for investments other than mortgage loans, that is more than 90 days past due, is nonadmitted. In addition, due and accrued investment income that is determined to be uncollectible, regardless of its age, is written off in the period that determination is made. All due and accrued investment income was admitted as of December 31, 2019 and 2018.

Derivative financial instruments

Derivative financial instruments include foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. When derivatives meet specific criteria, they may be designated as accounting hedges, which means they may be accounted for and reported on in a manner that is consistent with the hedged asset or liability. Derivatives that are not designated as accounting hedges are accounted for on a fair value basis, with changes in fair value recorded as unrealized capital gains or losses in unassigned surplus. The determination of the AVR and IMR impact of realized capital gains and losses on derivatives is based on how the realized capital gains and losses of the underlying asset is reported. The Company’s accounting policy for the various types of derivative instruments is discussed further in Note 4.

Securities loaned

The Company’s business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in cash equivalents or short-term investments.

AVR and IMR

The Company establishes the AVR and IMR as promulgated by the NAIC. The AVR offsets potential credit-related investment losses and volatility in recorded changes in fair value measurements on all invested asset categories excluding cash, contract loans, premium notes, collateral notes and income receivables. The AVR calculation is formula-based and considers the prior year reserve balance, the current year’s realized credit-related (default) and equity capital gains and losses, net of capital gains tax, and the current year’s unrealized capital gains and losses, net of deferred taxes thereon, applicable to the invested asset categories that are grouped within the default and equity components. The default component includes long-term bonds, preferred stocks, short-term bonds, derivatives and mortgage loans. The equity component includes common stocks, real estate and other invested assets. Other invested assets consist of investments in joint ventures, partnerships, limited liability companies, low income housing tax credit property investments, collateral loans and surplus notes. The undistributed earnings or losses from investments in joint ventures, partnerships and limited liability companies are reported as changes in unrealized capital gains and losses and included in the AVR. Cash distributions received from investments in joint ventures, partnerships and limited liability companies are recognized in investment income to the extent that they are not in excess of the undistributed accumulated earnings attributable to the investee and the unrealized gain would be reversed, whereas, any distributions that are in excess of the undistributed accumulated earnings attributable to the investee reduce the carrying amount of the investment. Realized and unrealized capital gains increase the AVR and realized and unrealized capital losses decrease the AVR. The Company’s total AVR is generally limited to a maximum amount of credit-related reserve that is calculated using a set of factors applied to the admitted asset values of the various invested asset categories. Total AVR in one sub-component of either the default or equity component that is in excess of the maximum reserve must be transferred to the “sister” sub-component if that sub-component’s total AVR is below its maximum reserve. If the total AVR in either of the combined default or equity component is in excess of the combined maximum reserve, the Company may transfer the excess to the other component if that component’s total AVR is below its maximum reserve, or the excess reserve may be released to unassigned surplus. In general, decreases in the Company’s total invested assets portfolio will decrease the total AVR and increases will increase the total AVR.

The IMR captures the realized capital gains and losses that result from changes in the overall level of interest rates and amortizes them into investment income over the approximate remaining life of the investments sold. The IMR includes all realized capital gains and losses, net of capital gains tax thereon, due to interest rate changes on fixed income investments, mortgage loans and derivatives, and excludes credit-related realized capital gains and losses on default component invested assets, realized capital gains and losses on equity investments and unrealized capital gains and losses.    After a realized capital gain or loss has been identified as interest-related and an expected maturity date has been determined, a company may select either a grouped method or seriatim method for calculating the IMR amortization. The Company has elected to use the grouped method in calculating its IMR amortization. The total IMR is calculated by adding the current year’s interest-related capital gains and losses, net of capital gains tax, to the prior year reserve and subtracting the current year’s amortization released to the Statements of Operations. A negative IMR is reported as a nonadmitted asset. Make whole fees and prepayment penalties are recorded as investment income and not included in the IMR.

Off-balance-sheet financial instruments

Commitments to invest, commitments to purchase private placement securities and commitments to extend mortgage loans have off-balance-sheet risk because their contractual amounts are not recorded in the Company’s Statements of Financial Position. The details of the off-balance-sheet commitments are discussed further in Note 4.

9

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Premiums and annuity considerations

Annual premiums for most traditional life insurance policies are recognized as revenue on the policy anniversary date. Premiums, based on modal payment, for accident and health insurance and certain immaterial traditional life insurance policies are recognized as revenue when due. Considerations received for supplementary contracts with life contingencies are recognized as revenue when due. Premiums for all single and flexible premium life insurance and annuity products are recognized as revenue when collected. Considerations received on deposit-type funds, which do not contain any life contingencies, are recorded directly to the related reserve liability. Premiums written and not yet collected from policyholders are shown as a receivable, with balances older than 90 days nonadmitted.

Reserves for policy benefits

The Company adopted Principles Based Reserving (“PBR”), which are computed actuarially according to New York Regulation 213 with interest, mortality and other assumptions applied in compliance with statutory regulations, for the following policies:

Certain guaranteed term policies issued on or after May 13, 2019, and all guaranteed term policies issued on or after October 1, 2019

Certain universal life policies issued on or after October 1, 2019

Certain whole life policies issued on or after October 1, 2019

Policy benefit reserves for traditional and flexible premium life insurance policies, excluding the above policies, are computed actuarially according to the Commissioners’ Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for annuity products are calculated according to the Commissioners’ Annuity Reserve Valuation Method with interest, mortality and other assumptions applied in compliance with statutory regulations. Benefit reserves for MGA products are calculated according to New York Regulation 127 with interest and mortality assumptions in compliance with statutory regulations.

Reserves for deposit-type funds are equal to deposits received and interest credited to the benefit of contractholders, less surrenders and withdrawals that represent a return to the contractholder. For deposit-type funds with no cash values prior to maturity, reserves are present values of contractual payments with interest assumptions in compliance with statutory regulations. Tabular interest on deposit-type funds is calculated as the prescribed valuation interest rate times the mean amount of funds subject to such rate held at the beginning and end of the year of valuation.

Policy benefit reserves for accident and health insurance products include claim reserves, contract reserves and unearned premiums, if applicable. Claim reserves, including incurred but not reported claims, represent management’s estimate of the ultimate liability associated with unpaid policy claims, based primarily upon analysis of past experience. To the extent the ultimate liability differs from the amounts recorded, such differences are reflected in the Statements of Operations when additional information becomes known.

On traditional life insurance contracts, the Company waives deduction of deferred fractional premiums upon the death of the insured and returns any portion of the final premium beyond the date of death. Surrender values are not contracted in excess of the reserve as legally computed. For life contracts, the cost of additional mortality for each policy is assumed to equal the additional premium charged for that policy period and is reserved accordingly. Additional premiums are collected for policies issued on substandard lives. Reserves are held in a manner consistent with traditional policies. For annuity contracts issued as substandard, reserves are calculated according to Title 11 of the New York Codes, Rules and Regulations Section 99.6(i).

Tabular interest, tabular less actual reserves released and tabular cost are determined by formula as described in the APPM. Tabular interest for contracts not involving life contingencies represents the net amount credited taking into account increments of premiums and annuity considerations and decrements of benefits, withdrawals, loads and policy charges.

Reinsurance

The Company reinsures certain of its risks to unaffiliated reinsurers and ALIC under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

The amounts reported in the Statements of Financial Position as amounts recoverable from reinsurers include amounts billed to reinsurers for losses paid. Contract claims are reported net of reinsurance recoverables on unpaid losses, which represent estimates of amounts expected to be recovered from reinsurers on incurred losses that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contract and in accordance with the coverage, terms and conditions of the reinsurance agreement. Reinsurance does not extinguish the Company’s primary liability under the policies written. Reinsurance recoverable balances that are current and from authorized reinsurers are reported as admitted assets. Reinsurance recoverable balances from unauthorized reinsurers require collateral at least equal to the amount recoverable, or the recoverable balance is nonadmitted. All reinsurance recoverable balances that are 90 days past due are nonadmitted. If it is probable that reinsurance recoverables on paid or unpaid claim or benefit payments are uncollectible, these amounts are written off through a charge to the Statements of Operations.

Income taxes

The income tax provision is calculated under the liability method. DTAs and deferred tax liabilities (“DTLs”) are recorded based on the difference between the statutory financial statement and tax bases of assets and liabilities at the enacted tax rates. Deferred income taxes also arise from net unrealized losses on certain investments carried at fair value. The net change in DTAs and DTLs is applied directly to unassigned surplus. The nonadmitted portion of gross DTAs is determined by applying the rules prescribed by SSAP No. 101, Income Taxes (“SSAP No. 101”).

10

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The application of SSAP No. 101 requires the Company to evaluate the recoverability of DTAs and to establish a statutory valuation allowance adjustment (“valuation allowance”) if necessary to reduce the DTA to an amount which is more likely than not to be realized. Considerable judgment is required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance the Company considers many factors, including: (1) the nature of the DTAs and DTLs; (2) whether they are ordinary or capital; (3) the timing of their reversal; (4) taxable income in prior carryback years as well as projected taxable earnings exclusive of reversing temporary differences and carryforwards; (5) the length of time that carryovers can be utilized; (6) unique tax rules that would impact the utilization of the DTAs; and (7) any tax planning strategies that the Company would employ to avoid an operating loss or tax credit carryforward from expiring unused. Although the realization is not assured, management believes it is more likely than not that the DTAs, net of valuation allowance, will be realized.

Separate Accounts

The assets of the Separate Accounts are carried at fair value. Separate Accounts liabilities represent the contractholders’ claims to the related assets and are carried at the fair value of the assets. In the event the asset values of certain contractholder accounts are projected to be below the value guaranteed by the Company, a liability is established through a charge to earnings. Reserves for guarantees provided by the Company are included in the Company’s General Account.

The Company holds reserves for variable annuity contracts and variable life policies at less than the fund balances carried in the Separate Accounts. The difference between the reserves and the fund balances of the Separate Accounts is transferred from the Separate Accounts to the General Account, and the variable annuity portion is subsequently reinsured via a modified coinsurance agreement. Premiums, contract benefits, reserve transfers, policy loans and policyholder charges are also transferred from the Separate Accounts to the General Account.

Separate Accounts premium deposits, benefit expenses and contract charges for mortality risk, contract and policy administration are recorded by the Company and reflected in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support variable annuity contracts and variable life policies accrue directly to the contractholders and, therefore, are not included in the Statements of Operations. Investment income, realized capital gains and losses and changes in unrealized capital gains and losses related to assets which support MGA contracts accrue to the Company. Gains or losses from the MGA business, net of reinsurance, are included in net transfers to or (from) Separate Accounts in the Statements of Operations.

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value as of December 31:

(in thousands)
2019	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,268,294	$270,761	$(2,487)	$3,536,568
U.S. special revenue	338,850	87,778	-	426,628
U.S. governments	137,972	7,113	-	145,085
U.S. political subdivisions	100,125	22,886	-	123,011
SVO-identified investments	106,624	-	-	106,624
States, territories and possessions	37,715	17,756	-	55,471
All other governments	7,011	68	-	7,079
Hybrid securities	248	45	-	293

Total bonds	$3,996,839	$406,407	$(2,487)	$4,400,759

2018	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,370,212	$116,373	$(68,630)	$3,417,955
U.S. special revenue	454,767	67,073	(142)	521,698
U.S. governments	186,319	8,419	(5)	194,733
U.S. political subdivisions	150,348	17,517	-	167,865
SVO-identified investments	19,576	-	-	19,576
States, territories and possessions	54,277	12,622	-	66,899
All other governments	7,076	419	-	7,495
Hybrid securities	248	7	-	255

Total bonds	$4,242,823	$222,430	$(68,777)	$4,396,476

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

11

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position as of December 31.

(in thousands)	2019
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$84,150	$(544)	$52,233	$(1,986)	$(2,530)
LBASS	34	-	6	-	-
Common stocks	1,258	(219)	-	-	(219)
Preferred stocks	-	-	473	(27)	(27)

Total	$85,442	$(763)	$52,712	$(2,013)	$(2,776)

	2018
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$1,201,539	$(36,361)	$508,842	$(31,911)	$(68,272)
LBASS	31,096	(736)	19,628	(266)	(1,002)
Common stocks	4,578	(54)	-	(11)	(65)
Preferred stocks	153	(6)	412	(88)	(94)

Total	$1,237,366	$(37,157)	$528,882	$(32,276)	$(69,433)

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of December 31, 2019.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(478)	$(1,697)	$(2,175)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(355)	(355)

Total unrealized losses	$(478)	$(2,052)	$(2,530)

(1)	Below investment grade bonds includes $260 thousand that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates and/or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

Unrealized losses on common and preferred stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

As of December 31, 2019, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of December 31, 2019, the Company had the intent and ability to hold LBASS, common and preferred stocks with unrealized losses for a period of time sufficient for them to recover.

12

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of December 31, 2019:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$552,004	$556,824
Due after one year through five years	1,266,177	1,334,341
Due after five years through ten years	1,541,114	1,658,498
Due after ten years	736,502	950,041

Total	$4,095,797	$4,499,704

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Year-ended December 31, 2019	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$5,459	$3,316	$2,143
Preferred stocks	13	16	(3)
Common stocks	16,329	2,611	13,718
Cash and cash equivalents	22	52	(30)
Derivatives	493	227	266
Other invested assets	2,939	191	2,748

	$25,255	$6,413	18,842

Capital gain tax expense			(3,957)
Transferred to IMR			(2,033)

Total			$12,852

Year-ended December 31, 2018	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$3,253	$5,405	$(2,152)
Preferred stocks	32	27	5
Common stocks	24,655	17,516	7,139
Cash and cash equivalents	18	119	(101)
Derivatives	552	986	(434)
Other invested assets	9	984	(975)

	$28,519	$25,037	3,482

Capital gain tax expense			(731)
Transferred to IMR			1,629

Total			$4,380

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $202 million and $226 million in 2019 and 2018, respectively. Gross gains of $5 million and $1 million and gross losses of $2 million and $4 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs during 2019 and 2018, respectively. In addition, the Company recorded $2 million and $14 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships in 2019 and 2018, respectively.

Municipal bonds

The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company’s portfolio as of December 31:

(% of total municipal bond statement value)
	2019	2018
California	31.8%	26.8%
Texas	11.4	12.9
Oregon	10.8	7.1
Illinois	7.7	5.4

13

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Mortgage loans on real estate

The minimum and maximum lending rates for new mortgage loans in 2019 and 2018 were 3.20% and 4.68%, and 3.63% and 4.83%, respectively. All new mortgage loans were commercial.

For loans acquired during 2019 and 2018, the maximum percentage of any one loan to the value of the property at the time of the loan was 73.1% and 74.7%, respectively.

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $719 million and $676 million as of December 31, 2019 and 2018, respectively. The Company did not have recorded investment in mortgage loans in which it is a participant or co-lender in a mortgage loan agreement as of December 31, 2019. The Company’s recorded investment in mortgage loans in which it is a participant or co-lender in a mortgage loan agreement was $5 million as of December 31, 2018.

Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable the Company will not collect the contractual principal and interest. Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

The debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment and represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. The ratio estimates are updated annually or more frequently if conditions are warranted based on the Company’s credit monitoring process.

The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by the debt service coverage ratio distribution as of December 31:

(in thousands)	2019			2018
Debt Service Coverage Ratio Distribution	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total	Fixed Rate Mortgage Loans	Variable Rate Mortgage Loans	Total
Below 1.0	$-	$-	$-	$-	$-	$-
1.0 - 1.25	48,858	-	48,858	25,539	-	25,539
1.26 - 1.50	211,949	-	211,949	184,083	-	184,083
Above 1.50	429,675	28,419	458,094	438,154	28,399	466,553

Total non-impaired mortgage loans	$690,482	$28,419	$718,901	$647,776	$28,399	$676,175

The Company’s mortgage loan portfolio is substantially all non-recourse to the borrower and collateralized by a variety of commercial real estate property types located throughout the United States. The following table shows the principal geographic distribution of commercial real estate exceeding 5% of the mortgage loan portfolio as of December 31:

(% of mortgage loan portfolio carrying value)	2019	2018
Texas	20.3%	16.6%
California	16.3	18.2
North Carolina	8.3	9.0
Nevada	6.0	6.4
Illinois	5.6	6.3
Utah	5.4	2.2
New Jersey	5.0	6.0
Arizona	3.9	5.2

The types of properties collateralizing the commercial mortgage loan portfolio as of December 31 were as follows:

(% of mortgage loan portfolio carrying value)	2019	2018
Apartment complexes	29.8%	31.5%
Office buildings	26.3	26.5
Warehouse and industrial	16.8	16.2
Retail	15.2	17.0
Other	11.9	8.8

Total	100.0%	100.0%

14

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Loan-backed securities

The Company held LBASS as of December 31, 2019 and 2018. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2019			2018

	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	516	32	345

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	2,832	169	1,950	402	49	295

OTTI recognized 3rd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	182	29	109

OTTI recognized 4th Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	$-	-	-	$4,083	175	$4,087

Annual Aggregate Total		$169			$285

The following table presents the percent of statement value of the Company’s LBASS portfolio that is comprised of asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”) as of December 31:

	2019	2018
ABS	86%	86%
RMBS	12	10
CMBS	2	4

Total	100%	100%

All and ninety-nine percent of the ABS had an NAIC designation of 1 or 2 as of December 31, 2019 and 2018, respectively. The majority were backed by lease transactions and credit tenant loans as of December 31, 2019 and 2018.

All of the RMBS had an NAIC designation of 1 or 2 as of December 31, 2019 and 2018.

Four percent and ninety-eight percent of the CMBS had an NAIC designation of 1 as of December 31, 2019 and 2018, respectively.

15

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The following LBASS were other-than-temporarily impaired at the end of each quarter presented, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
46628FAN1	$2,832	$2,663	$169	$2,663	$1,950	6/30/2019

Total			$169

	Book/Adjusted Carrying Value Amortized Cost Before Current	Present Value of Projected	Recognized	Amortized Cost After	Fair Value At Time of	Date of Financial Statement Where
CUSIP	Period OTTI	Cash Flows	OTTI	OTTI	OTTI	Reported
22545DAG2	$516	$484	$32	$484	$345	03/31/2018
22545DAG2	402	353	49	353	295	06/30/2018
22545DAG2	182	153	29	153	109	09/30/2018
22545DAG2	155	115	40	115	113	12/31/2018
46628FAN1	3,928	3,793	135	3,793	3,974	12/31/2018

Total			$285

Securities lending transactions

The Company receives cash collateral for securities loaned in an amount generally equal to 102% and 105% of the fair value of domestic and foreign securities, respectively, and records the related obligations to return the collateral as a liability.

All collateral is received in the form of cash, unrestricted and maintained in a separate custody account. Collateral is invested in cash equivalents or short-term investments during the agreement period. The Company monitors the fair value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice. Substantially all of the Company’s securities loaned were placed with large banks.

The fair value of the Company’s cash collateral received in connection with its securities lending program was $157 million and $69 million as of December 31, 2019 and 2018, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program as of December 31:

(in thousands)	2019		2018

	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$58,888	$58,889	$36,224	$36,222
30 days or less	99,349	99,336	33,207	33,206

Total collateral reinvested	$158,237	$158,225	$69,431	$69,428

The maturity dates of the liability (collateral to be returned) did not match the invested assets. The invested assets are short-term investments that can easily be liquidated on demand to match the liability. All the collateral the Company has accepted under its securities lending program is permitted, by contract or custom, to be sold or repledged. None of the securities lending transactions the Company has entered into extend beyond a year.

Restricted assets

Restricted assets (including pledged) consisted of the following as of December 31:

($ in thousands)	2019
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$68,817	$88,463	$157,280	2.5%	2.5%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	5,292	(2,038)	3,254	0.1	0.1
On deposit with states	1,988	(11)	1,977	-	-
Collateral pledged for derivatives	61	198	259	-	-

Total restricted assets	$76,158	$86,612	$162,770	2.6%	2.6%

16

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

($ in thousands)	2018
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$59,067	$9,750	$68,817	1.1%	1.1%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	4,239	1,053	5,292	0.1	0.1
On deposit with states	2,001	(13)	1,988	-	-
Collateral pledged for derivatives	290	(229)	61	-	-

Total restricted assets	$65,597	$10,561	$76,158	1.2%	1.2%

For letter stock or securities restricted as to sale excluding FHLB capital stock, the nature of restriction is contractual and it is restricted from sale for the duration of the investment.

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements as of December 31:

(in thousands)	2019
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$156,889	$156,889	2.7%	2.7%
Securities lending	391	391	-	-

Total collateral assets	$157,280	$157,280	2.7%	2.7%

	2018
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$67,096	$67,096	1.2%	1.2%
Securities lending	1,721	1,721	-	-

Total collateral assets	$68,817	$68,817	1.2%	1.2%

The Company’s recognized obligations to return collateral assets (General Account) was $157 million and $69 million as of December 31, 2019 and 2018, respectively and accounted for 3.0% and 1.4% of the Company’s total liabilities as of December 31, 2019 and 2018, respectively.

Prepayment penalty and acceleration fees

The following table provides the number of CUSIPs sold, redeemed or otherwise disposed of and the aggregate amount of investment income generated for bonds, including LBASS, sold, redeemed or otherwise disposed of as a result of a callable feature for the years ended December 31:

($ in thousands)	2019		2018
	General Account	Separate Account	General Account	Separate Account
Number of CUSIPs	129	3	49	2
Aggregate amount of investment income	$6,222	$120	$2,955	$105

4.	Fair Value Measurements

The Company will adopt revised disclosure requirements for SSAP No. 100R, Fair Value (“SSAP No. 100R”) as detailed in Statutory Accounting Principles Working Group maintenance agenda item #2018-36 on January 1, 2020, when Financial Accounting Standards Board Accounting Standards Update 2018-13, Changes to the Disclosure Requirements for Fair Value Measurement is adopted.

Fair value is defined, per SSAP No. 100R, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

17

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company’s processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third-party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position as of December 31:

(in thousands)
		2019
Description for each class of asset or liability		(Level 1)		(Level 2)		(Level 3)		NAV		Total
Assets at fair value
Bonds
SVO-identified investments	$	106,624	$	-	$	-	$	-	$	106,624

Common stocks
Industrial and miscellaneous		117,896		-		5,893		671		124,460
Mutual funds		40,675		-		-		-		40,675

Total common stocks		158,571		-		5,893		671		165,135

Cash equivalents
Money market mutual funds		124,763		-		-		-		124,763

Derivative assets
Equity and index contracts		-		5,232		-		-		5,232
Foreign currency contracts		-		771		-		-		771
Interest rate contracts		-		-		44		-		44

Total derivative assets		-		6,003		44		-		6,047

Separate Accounts assets		265,546		123,964		15,125		-		404,635

Total assets at fair value	$	655,504	$	129,967	$	21,062	$	671	$	807,204

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$	-	$	(2,833)	$	-	$	-	$	(2,833)
Foreign currency contracts		-		(88)		-		-		(88)

Total derivative liabilities		-		(2,921)		-		-		(2,921)

Total liabilities at fair value	$	-	$	(2,921)	$	-	$	-	$	(2,921)

18

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
		2018
Description for each class of asset or liability		(Level 1)		(Level 2)		(Level 3)		NAV		Total
Assets at fair value
Bonds
SVO-identified investments	$	19,576	$	-	$	-	$	-	$	19,576

Common stocks
Industrial and miscellaneous		72,600		63		9,594		1,235		83,492
Mutual funds		79,901		-		-		-		79,901

Total common stocks		152,501		63		9,594		1,235		163,393

Cash equivalents
Money market mutual funds		50,353		-		-		-		50,353

Derivative assets
Equity and index contracts		-		556		-		-		556
Foreign currency contracts		-		684		-		-		684
Interest rate contracts		-		-		327		-		327

Total derivative assets		-		1,240		327		-		1,567

Separate Accounts assets		241,710		137,693		20,133		-		399,536

Total assets at fair value	$	464,140	$	138,996	$	30,054	$	1,235	$	634,425

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$	-	$	(178)	$	-	$	-	$	(178)
Foreign currency contracts		-		(14)		-		-		(14)

Total derivative liabilities		-		(192)		-		-		(192)

Total liabilities at fair value	$	-	$	(192)	$	-	$	-	$	(192)

Investments in certain common stock measured and reported at NAV in the Statements of Financial Position and presented in the table are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had no commitments to invest in these investments over their remaining lives.

There were no transfers between Level 1 and Level 2 during 2019 or 2018.

Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source, including situations where a fair value quote is not provided by the Company’s independent third-party valuation service provider resulting in the price becoming stale or replaced with a broker quote whose inputs have not been corroborated to be market observable. This situation will result in the transfer of a security into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts - MGA products may be supported by corporate bonds, including those that are privately placed, RMBS, ABS and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices

19

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

Level 3 measurements

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)
Description		Beginning balance as of 01/01/2019		Transfers into Level 3		Transfers out of Level 3		Total gains and (losses) included in net income		Total gains and (losses) included in surplus
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		9,594		-		(16)		5,680		(2,655)

Separate Accounts assets		20,133		-		-		(14)		555

Derivatives, net		327		-		-		52		(216)

Total assets and liabilities	$	30,054	$	-	$	(16)	$	5,718	$	(2,316)

(continued)
Description		Purchases		Issuances		Sales		Settlements		Ending balance as of 12/31/2019
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		582		-		(7,292)		-		5,893

Separate Accounts assets		4,600		-		-		(10,149)		15,125

Derivatives, net		18		-		-		(137)		44

Total assets and liabilities	$	5,200	$	-	$	(7,292)	$	(10,286)	$	21,062

(in thousands)
Description		Beginning balance as of 01/01/2018		Transfers into Level 3		Transfers out of Level 3		Total gains and (losses) included in net income		Total gains and (losses) included in surplus
Perpetual preferred stocks
Industrial and miscellaneous	$	1,163	$	-	$	(1,163)	$	-	$	-

Common stocks
Industrial and miscellaneous		5,996		-		(1,542)		(5)		2,698

Separate Accounts assets		15,789		-		-		14		(649)

Derivatives, net		286		-		-		(212)		260

Total assets and liabilities	$	23,234	$	-	$	(2,705)	$	(203)	$	2,309

20

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(continued) (in thousands) Description		Purchases		Issuances		Sales		Settlements		Ending balance as of 12/31/2018
Perpetual preferred stocks
Industrial and miscellaneous	$	-	$	-	$	-	$	-	$	-

Common stocks
Industrial and miscellaneous		4,110		-		(1,663)		-		9,594

Separate Accounts assets		5,000		-		-		(21)		20,133

Derivatives, net		66		-		-		(73)		327

Total assets and liabilities	$	9,176	$	-	$	(1,663)	$	(94)	$	30,054

There were no transfers into Level 3 in 2019 or 2018. Transfers out of Level 3 during 2019 included situations where the primary inputs to the valuation of a price quote were not market observable in the prior period and a fair value quote became available from the Company’s independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant. Transfers out of Level 3 during 2018 included securities measured at lower of cost or market and reported at cost in 2018, and fair value in 2017. Transfers out of Level 3 during 2018 were also the result of assets utilizing NAV as a practical expedient to determine fair value.

Presented below are the aggregate fair value estimates and admitted values of financial instruments as of December 31. The Company was able to estimate the fair value of all its financial instruments in 2019 and 2018.

Financial assets

(in thousands)		2019
Type of Financial Instrument		Aggregate Fair Value		Admitted Assets		(Level 1)		(Level 2)		(Level 3)		NAV
Bonds:
Other than LBASS	$	4,305,679	$	3,908,132	$	108,874	$	4,157,945	$	38,860	$	-
LBASS		95,080		88,707		-		87,753		7,327		-
Preferred stocks		11,051		10,562		-		9,529		1,522		-
Common stocks		165,135		165,135		158,571		-		5,893		671
Mortgage loans on real estate		749,129		718,901		-		-		749,129		-
Cash equivalents		223,708		223,721		124,763		98,945		-		-
Derivatives		6,047		6,047		-		6,003		44		-
Other invested assets:
Unaffiliated surplus notes		8,522		6,192		-		8,522		-		-
Securities lending reinvested collateral		391		391		-		391		-		-
Separate Accounts		404,635		404,635		265,546		123,964		15,125		-

		2018
Type of Financial Instrument		Aggregate Fair Value		Admitted Assets		(Level 1)		(Level 2)		(Level 3)		NAV
Bonds:
Other than LBASS	$	4,248,527	$	4,099,290	$	55,875	$	4,164,953	$	27,699	$	-
LBASS		147,949		143,533		-		136,876		11,073		-
Preferred stocks		10,964		10,542		-		9,631		1,333		-
Common stocks		163,393		163,393		152,501		63		9,594		1,235
Mortgage loans on real estate		679,874		676,175		-		-		679,874		-
Cash equivalents		86,827		86,828		50,353		36,474		-		-
Derivatives		1,568		1,567		1		1,240		327		-
Other invested assets:
Unaffiliated surplus notes		7,806		6,192		-		7,806		-		-
Securities lending reinvested collateral		1,721		1,721		-		1,721		-		-
Separate Accounts		399,536		399,536		241,710		137,693		20,133		-
The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes

21

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on quoted prices or quoted net asset values for identical or similar assets in markets that are not active. The primary inputs to the valuation for redeemable preferred stocks in Level 2 include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads. The fair value of preferred stocks in Level 3 is based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stocks in Levels 2 and 3 is based the valuation methods described earlier in this note. Certain unaffiliated private common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows, or if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of cash equivalents in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments as of December 31:

(in thousands)	2019
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$391,518	$329,905	$-	$-	$391,518	$-
Securities lending collateral	157,280	157,280	-	157,280	-	-
Derivatives	2,921	2,921	-	2,921	-	-

	2018
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$435,259	$359,937	$-	$-	$435,259	$-
Securities lending collateral	68,817	68,817	-	68,817	-	-
Derivatives	192	192	-	192	-	-

The fair value of the liability for deposit-type contracts is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of free-standing exchange listed derivatives in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

Derivative financial instruments

Derivative financial instruments utilized by the Company during 2019 and 2018 included foreign currency forward contracts, futures contracts, interest rate cap agreements and index option contracts. The Company uses derivatives for risk reduction. Risk reduction activity is focused

22

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

on managing the risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations and foreign currency fluctuations. All of the Company’s derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis. The Company does not use derivatives for speculative purposes.

The following tables summarize the notional amount, fair value and statement value of the Company’s derivative financial instruments, including those with off-balance-sheet risk as of December 31:

(in thousands)	2019
	Notional Amount		Fair Value			Statement Value
	Assets	Liabilities	Assets		Liabilities	Assets	Liabilities
Swaps	$15,079	$2,905	$771	$	(88)	$771	$(88)
Futures	-	162	-		-	-	-
Options	54,718	40,995	5,276		(2,833)	5,276	(2,833)

Total	$69,797	$44,062	$6,047	$	(2,921)	$6,047	$(2,921)

	2018
	Notional Amount		Fair Value			Statement Value
	Assets	Liabilities	Assets		Liabilities	Assets	Liabilities
Swaps	$14,926	$1,165	$684	$	(14)	$684	$(14)
Futures	124	-	1		-	-	-
Options	47,348	33,001	883		(178)	883	(178)

Total	$62,398	$34,166	$1,568	$	(192)	$1,567	$(192)

The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements.

The following table summarizes the credit exposure on the Company’s outstanding over-the-counter contracts as of December 31:

(in thousands)	2019	2018
Swaps	$696	$670
Options	44	327

Total	$740	$997

Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company’s senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

Counterparty credit exposure represents the Company’s potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the statement value of over-the-counter derivative contracts with a positive statement value at the reporting date.

The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements and obtaining collateral where appropriate. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges, which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

Swaps

Foreign currency forward contracts involve the future exchange or delivery of foreign currencies based on terms negotiated at the inception of the contract which are settled at the end of the contract. They are primarily used to reduce foreign currency risk associated with holding foreign currency denominated investments. Cash settlement is required when the contract matures. The amount of cash exchanged is based on the difference between the specified rate on the date the contract was entered into (contract rate) compared to the actual rate on the settlement date. On the settlement date, the Company will either pay or receive cash equal to the difference between the contract rate and the actual rate multiplied by the specified notional amount. The change in the fair value of open foreign currency forward contracts is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision, until closed (e.g. terminated or settled). If the contract was hedging coupon payments of a bond, any gains and losses at closing are reported in net investment income. If the contract was hedging the original principal of a bond or the bond the Company was hedging is sold, any gains and losses at closing are reported in realized capital gains or losses. These contracts receive non-hedge accounting treatment.

Futures

The Company utilizes equity index futures contracts. Futures contracts are defined as commitments to buy or sell designated financial instruments based on specified prices, yields or indices. Futures contracts provide returns at specified or optional dates based upon a specified index applied to a notional amount. The Company utilizes equity index futures contracts to hedge the equity exposure contained in equity

23

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

indexed life product contracts that offer equity returns to contractholders. Daily cash settlement of variation margins is required for futures contracts and is based on the changes in daily prices. The final settlement of equity index futures contracts is always in cash. Daily cash settlements of margin gains or losses for futures contracts receiving fair value hedge accounting treatment are reported in net investment income. The daily cash settlements of margin gains and losses for futures contracts that receive non-hedge accounting treatment and have terminated are reported in net realized capital gains or losses. The daily cash settlements of margin gains and losses for open futures contracts that receive non-hedge accounting treatment are reported as net unrealized capital gains and losses within unassigned surplus and used in the calculation of the AVR provision. Futures contracts receive either fair value hedge accounting treatment or non-hedge accounting treatment, depending on the strategy.

Options

Interest rate cap agreements give the holder the right to receive at a future date, the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to a notional amount. These agreements are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. Typically a premium is paid to the counterparty at the inception of a contract. Cash is received based on the amount, if any, by which a specified market interest rate exceeds the fixed cap rate, applied to the notional amount. Premiums paid are reported as derivative assets. Periodic settlements received are reported as net investment income. The change in the fair value of open agreements is reported as net unrealized capital gains and losses, within unassigned surplus and used in the calculation of the AVR provision. If an agreement is terminated prior to its expiration date, gains or losses are reported in net realized capital gains or losses. For certain interest rate cap agreements whose premiums are payable in installments, the initial interest rate cap agreement asset is equal to the initial premium payment plus the sum of the remaining premium installments payable. Interest rate cap agreements receive non-hedge accounting treatment.

Index option contracts provide returns at specified or optional dates based on a specified equity index applied to the option’s notional amount. When the Company purchases and writes (sells) option contracts at specific prices, a premium is calculated for the right, but not the obligation, to buy/sell the value of an underlying index at a stated price on or before the expiration date of the option. The amount of premium calculated is based on the number of contracts purchased/sold, the specified price and the maturity date of the contract. Premiums are paid or received in cash at either the inception of the purchase/sale of the contract or throughout the life of the contract depending on the agreement with the counterparties and brokers. If the option is exercised, the Company receives/pays cash equal to the product of the number of contracts and the specified price in the contract (strike price). Purchased and written put and call index option contracts are cash settled upon exercise. If the options are not exercised, then no additional cash is exchanged when the contract expires. Premiums incurred when purchasing option contracts are reported as a derivative asset and premiums received when writing option contracts are reported as a derivative liability. Purchased and written option contracts used for replication purposes.

The Company purchases and writes option contracts to hedge the equity exposure contained in equity indexed life product contracts that offer equity returns to contractholders. The purchased and written option contracts are accounted for as fair value hedges. The change in the fair value of purchased/written option contracts is reported as net investment income, with an adjustment to derivative assets/liabilities. The gain or loss on the cash settled exercise of a purchased/written index option contract is reported in net investment income. If the purchased/written option contract expires without being exercised, the premiums paid/received are reported in net investment income and the corresponding asset/liability previously recorded is reversed. The Company entered into option contracts which required the payment/receipt of premiums at either the inception of the contract or throughout the life of the contract, depending on the agreement with the counterparties and brokers.

In general, the collateral pledged by the Company is in the custody of a counterparty or an exchange. However, the Company has access to this collateral at any time, subject to replacement. For certain exchange traded derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2019, the Company pledged securities with fair values of $291 thousand in the form of margin deposits. As of December 31, 2018, the Company pledged cash of $61 thousand in the form of margin deposits.

The Company pledges or obtains collateral for over-the-counter derivative transactions when certain predetermined exposure limits are exceeded. As of December 31, 2019 and 2018, counterparties pledged $831 thousand and $970 thousand, respectively, of cash collateral to the Company. As of December 31, 2019 and 2018, the Company did not pledge collateral to counterparties.

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments as of December 31 were as follows:

(in thousands)	2019	2018
Commitments to invest in limited partnership interests	$127,514	$153,719
Private placement commitments	15,000	-
Other loan commitments	13,000	10,000

The contractual amounts represent the amount at risk if the contract was fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless.

Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business.

Private placement commitments represent commitments to purchase private placement debt and private equity securities at a future date. The Company enters into these agreements in the normal course of business.

24

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments have either fixed or varying expiration dates or other termination clauses.

5.	Income Taxes

The components of the net DTA (DTL) were as follows as of December 31:

(in thousands)	2019			2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$94,210	$2,415	$96,625	$86,089	$4,284	$90,373	$8,121	$(1,869)	$6,252
Valuation allowance	-	-	-	-	-	-	-	-	-

Adjusted gross DTAs	$94,210	$2,415	$96,625	$86,089	$4,284	$90,373	$8,121	$(1,869)	$6,252
DTAs nonadmitted	17,801	-	17,801	-	-	-	17,801	-	17,801

Subtotal – net admitted DTA	$76,409	$2,415	$78,824	$86,089	$4,284	$90,373	$(9,680)	$(1,869)	$(11,549)
DTLs	47,970	1,256	49,226	67,769	1,064	68,833	(19,799)	192	(19,607)

Net admitted DTA/(net DTL)	$28,439	$1,159	$29,598	$18,320	$3,220	$21,540	$10,119	$(2,061)	$8,058

The amount of adjusted gross DTAs admitted under each component of SSAP No. 101 was as follows as of December 31:

(in thousands)	2019
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$1,159	$1,159
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	28,439	-	28,439
Adjusted gross DTAs expected to be realized following the balance sheet date	28,439	-	28,439
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	87,685
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	47,970	1,256	49,226

DTAs admitted as the result of application of SSAP No. 101, total	$76,409	$2,415	$78,824

	2018
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$3,220	$3,220
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	19,835	-	19,835
Adjusted gross DTAs expected to be realized following the balance sheet date	19,835	-	19,835
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	95,390
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	66,254	1,064	67,318

DTAs admitted as the result of application of SSAP No. 101, total	$86,089	$4,284	$90,373

	Change
	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$(2,061)	$(2,061)
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from above) after application of the threshold limitation.	8,604	-	8,604
Adjusted gross DTAs expected to be realized following the balance sheet date	8,604	-	8,604
Adjusted gross DTAs allowed per limitation threshold	XXX	XXX	(7,705)
Adjusted gross DTAs (excluding the amount of DTAs from above) offset by gross DTLs	(18,284)	192	(18,092)

DTAs admitted as the result of application of SSAP No. 101, total	$(9,680)	$(1,869)	$(11,549)

The Company’s risk based capital level used to determine the amount of DTAs admitted was as follows as of December 31:

($ in thousands)	2019	2018
Ratio percentage used to determine recovery period and threshold limitation amount.	685.9%	760.9%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation	$609,711	$640,261

The impact of tax-planning strategies on adjusted gross and net admitted DTAs was as follows as of December 31:

($ in thousands)	2019		2018		Change
	Ordinary	Capital	Ordinary	Capital	Ordinary	Capital
Determination of adjusted gross deferred tax assets and net admitted deferred tax assets, by tax character as a percentage.
Adjusted gross DTAs amount	$94,210	$2,415	$86,089	$4,284	$8,121	$(1,869)
Percentage of adjusted gross DTAs by tax character attributable to the impact of tax-planning strategies	4.75%	-%	-%	-%	4.75%	-%
Net admitted adjusted gross DTAs amount	$76,409	$2,415	$86,089	$4,284	$(9,680)	$(1,869)
Percentage of net admitted adjusted gross DTAs by tax character admitted because of the impact of tax-planning strategies	4.04%	-%	-%	-%	4.04%	-%

The Company’s tax planning strategies does include the use of reinsurance.

25

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Prior to January 1, 1984, the Company was entitled to exclude certain amounts from taxable income and accumulate such amounts in a policyholder surplus account. The balance in this account as of December 31, 2017 of $389 thousand will result in federal income taxes payable of $82 thousand. Pursuant to the Tax Cuts and Jobs Act of 2017 (“Tax Legislation”) enacted December 22, 2017, this tax will be paid ratably over the next eight taxable years.

The tax effects of temporary differences that gave rise to significant portions of DTAs and DTLs were as follows as of December 31:

(in thousands)	2019	2018	Change
DTAs
Ordinary
Policyholder reserves	$74,121	$64,479	$9,642
Investments	2,890	5,335	(2,445)
Deferred acquisition costs	16,361	14,982	1,379
Receivables – nonadmitted	813	1,268	(455)
Other	25	25	-

Subtotal	$94,210	$86,089	$8,121

Nonadmitted	$17,801	$-	$17,801

Admitted ordinary DTAs	$76,409	$86,089	$(9,680)

Capital
Investments	$2,131	$4,172	$(2,041)
Unrealized losses	284	112	172

Subtotal	$2,415	$4,284	$(1,869)

Admitted capital DTAs	$2,415	$4,284	$(1,869)

Admitted DTAs	$78,824	$90,373	$(11,549)

DTLs
Ordinary
Investments	$3,856	$1,141	$2,715
Policyholder reserves	15,759	18,344	(2,585)
Prepaid commissions	481	584	(103)
Deferred premium asset	-	209	(209)
Other	3	3	-

Subtotal	$20,099	$20,281	$(182)

Capital
Investments	$-	$22,996	$(22,996)
Unrealized gains	29,127	25,556	3,571

Subtotal	$29,127	$48,552	$(19,425)

DTLs	$49,226	$68,833	$(19,607)

Net DTAs/DTLs	$29,598	$21,540	$8,058

The change in net deferred income tax comprises the following as of December 31 (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	2019	2018	Change
Total DTAs	$96,625	$90,373	$6,252
Total DTLs	49,226	68,833	(19,607)

Net DTAs (DTLs)	$47,399	$21,540	25,859

Tax effect of unrealized gains (losses)			3,399

Change in net deferred income tax			29,258
Tax effect of nonadmitted assets			455
Adjustment of prior year tax liabilities			1,788

Change in net deferred income tax relating to the provision			$31,501

26

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)	2018	2017	Change
Total DTAs	$90,373	$80,535	$9,838
Total DTLs	68,833	59,754	9,079

Net DTAs (DTLs)	$21,540	$20,781	759

Tax effect of unrealized gains (losses)			(5,956)

Change in net deferred income tax			(5,197)
Tax effect of nonadmitted assets			(1)
Adjustment of prior year tax liabilities			-

Change in net deferred income tax relating to the provision			$(5,198)

The provision for incurred income taxes for the years ended December 31, was:

(in thousands)	2019	2018	Change
Current Income Tax
Federal	$26,390	$5,320	$21,070
Federal income tax on net capital gains	3,957	731	3,226

Federal and foreign income taxes incurred	$30,347	$6,051	$24,296

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of December 31:

($ in thousands)	2019	Effective Tax Rate	2018	Effective Tax Rate
Provision computed at statutory rate	$(336)	21.0%	$15,202	21.0%
IMR amortization	(674)	42.1	(1,222)	(1.7)
Dividend received deduction	(238)	14.8	(305)	(0.4)
Non-deductibles	146	(9.1)	110	0.2
Tax credits	(32)	2.0	(39)	(0.1)
Prior year true-up	(30)	1.9	(2,507)	(3.4)
Other	10	(0.6)	10	-
Change in net deferred income taxes	31,501	(1,966.4)	(5,198)	(7.2)

Total statutory income taxes	$30,347	(1,894.3)%	$6,051	8.4%

As of December 31, 2019, capital gain income taxes incurred by the Company in 2019, 2018 and 2017 of $31 million, $9 million and $15 million, respectively, will be available for recoupment in the event of future net capital losses.

The Company joins the Corporation and its 74 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Information Concerning Parent, Subsidiaries and Affiliates

Related party transactions

The Company reported the following as receivables from affiliates as of December 31:

(in thousands)	2019	2018
Allstate Financial Services, LLC (“AFS”)	$191	$251
Allstate Assurance Company	42	-
Intramerica Life Insurance Company	5	6
Allstate Distributors, LLC	-	1

Total	$238	$258

The Company also reported the following as payable to affiliates as of December 31:

(in thousands)	2019	2018
ALIC	$1,844	$2,484
AIC	1,332	1,379
Allstate Investments, LLC (“AILLC”)	817	1,018
American Heritage Life Insurance Company	481	622
Corporation	6	1

Total	$4,480	$5,504

Intercompany receivable and payable balances are evaluated on an individual company basis. Net intercompany balances less than $1 million and those equal to or greater than $1 million are generally settled quarterly and monthly, respectively, with one exception. Net intercompany balances with AFS are settled monthly regardless of dollar amount.

27

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Related party commitments

Surety bonds issued by AIC

The Company issued structured settlement annuities (“SSAs”), a type of immediate annuity, in 2013 and prior at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC.

In most cases, these annuities were issued under a “qualified assignment”, whereby Allstate Assignment Company and prior to July 1, 2001 Allstate Settlement Corporation (“ASC”), both wholly-owned subsidiaries of ALIC, purchased annuities from the Company. Effective March 22, 2013, the Company no longer offers SSAs. AIC issued surety bonds to indemnify the payment of structured settlement benefits assigned to ASC from both AIC and unaffiliated parties, and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. For contracts written on or after July 1, 2001, AIC no longer issues surety bonds to indemnify the payment of structured settlement benefits. Alternatively, ALIC guarantees the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuity payments that are indemnified by ALIC or the surety bonds of AIC were $2.04 billion and $2.05 billion as of December 31, 2019 and 2018, respectively.

Significant related party agreements

The Company is a party to the New York Insurer Supplement to Amended and Restated Service and Expense Agreement (the “Agreement”) between the Corporation and certain of its affiliated insurance companies pursuant to which AIC provides access to a variety of services, including the utilization of shared bank accounts for cash collections and disbursements in certain situations. The Agreement provides for cost sharing and allocation of operating expense among the parties.

The Company is a party to the Investment Advisory Agreement and Amendment to Service Agreement with AILLC whereby AILLC provides investment management services.

The Company has a reinsurance agreement with ALIC, reinsuring various life and accidental death benefits on specified individual policy forms issued by the Company. Life policies are reinsured on a yearly renewable term basis.

The Company, ALIC and The Bank of New York (“BONY”) entered into a credit for reinsurance trust agreement (“Reinsurance Trust”) effective December 23, 2019, with ALIC as grantor, the Company as beneficiary and BONY as trustee. ALIC established the Reinsurance Trust under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114) for the benefit of the Company. The assets held under the Reinsurance Trust amounted to $1.45 billion as of December 31, 2019.

The Company is a party to a federal income tax allocation agreement with the Corporation.

7.	Company Benefit Plans

The Company utilizes the services of AIC employees. AIC and the Corporation provide various benefits, including defined benefit pension plans, certain health care and life insurance benefits for certain eligible employees, retired employees and employee-agents and participation in The Allstate 401(k) Savings Plan. The Company was allocated its share of the costs associated with these benefits in accordance with the Agreement. The Company’s allocated share of these benefits was $2 million and $1 million in 2019 and 2018, respectively. In addition, certain AIC employees also participate in a share-based payment plan, The Allstate Corporation 2019 Equity Incentive Plan that amended and restated the 2013 Equity Incentive Plan. Currently, awards of nonqualified stock options, restricted stock units, and performance stock awards are granted to certain employees of AIC. The Company is allocated expenses associated with the costs, determined at the individual participant level. The Company’s allocated share of these costs was $1 million and $2 million in 2019 and 2018, respectively. Contractually, the Company’s obligations are limited to its share of the allocated service costs.

8.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of December 31, 2019 and 2018. All common shares had a par value of $25 per share.

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus as of December 31 were as follows:

(in thousands)	2019	2018
Nonadmitted assets	$(21,672)	$(6,118)
AVR	(145,134)	(122,319)
Net unrealized capital gains (losses) less capital gains tax	106,665	93,879

28

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Dividend restrictions

The ability of the Company to pay dividends is generally dependent on business conditions, income, cash requirements, and other relevant factors. This amount is formula driven based on net income and capital and surplus, as well as the timing and amounts of dividends paid in the preceding twelve months as specified by New York insurance law. Any dividend must be paid out of unassigned surplus and cannot result in capital and surplus being less than the minimum amount required by law. Dividends are not cumulative. As of December 31, 2019, the Company cannot declare or pay dividends without the prior approval of the NYDFS because of its negative net gain from operations in 2019.

9.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

Guaranty fund assessments

Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company’s policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile’s statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2019 and 2018, the Company had accrued $762 thousand and $756 thousand, respectively, for future guaranty fund assessments, and $763 thousand and $757 thousand, respectively, for the related premium tax offset expected to be received. The period over which assessments are expected to be paid varies. Premium tax offsets are realized on a straight-line basis over the period allowed by each individual state once the guaranty fund assessment has been paid. The Company did not recognize an impairment loss on the premium tax offsets in 2019 or 2018.

Reconciliations of assets recognized from paid and accrued premium tax offsets and policy surcharges were as follows:

(in thousands)	2019	2018
Assets recognized from paid and accrued premium tax offsets and policy surcharges as of prior year end	$1,136	$3,619

Decreases during the year:
Premium tax offset applied	224	2,484

Increases during the year:
Policy surcharges collected/accrued	7	1

Assets recognized from paid and accrued premium tax offsets and policy surcharges as of current year end	$919	$1,136

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2019:

($ in thousands)
Discount rate applied	4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

	Guaranty fund assessment		Related assets
Name of the insolvency	Undiscounted	Discounted	Undiscounted	Discounted
American Network Insurance Company	$2	$1	$1	$1
Penn Treaty Network America Insurance Company	5	3	5	3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years

American Network Insurance Company	36	23-59	52	32	23-59	52
Penn Treaty Network America Insurance Company	41	41-68	54	37	41-68	54

29

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Liabilities and assets related to guaranty fund assessments arising from insolvencies of entities that wrote long-term care contracts were as follows as of December 31, 2018:

($ in thousands)
Discount rate applied	4.3%

The undiscounted and discounted amount of the guaranty fund assessments and related assets by insolvency:

	Guaranty fund assessment		Related assets
Name of the insolvency	Undiscounted	Discounted	Undiscounted	Discounted
American Network Insurance Company	$2	$1	$1	$1
Penn Treaty Network America Insurance Company	6	3	5	3

Number of jurisdictions, ranges of years used to discount and weighted average number of years of the discounting time period for payables and recoverables by insolvency:

	Payables			Recoverables
Name of the insolvency	Number of Jurisdictions	Range of years	Weighted average number of years	Number of Jurisdictions	Range of years	Weighted average number of years
American Network Insurance Company	43	15-60	51	38	15-60	52
Penn Treaty Network America Insurance Company	44	42-69	57	39	42-69	57

10.	Sale, Transfer and Servicing of Financial Assets and Extinguishments of Liabilities

Transfer and servicing of financial assets

The Company’s business activities included securities lending programs with third parties, mostly large banks. As of December 31, 2019 and 2018, bonds and common stocks within the General Account with fair values of $152 million and $67 million, respectively, were on loan under these agreements. The Company did not have securities lending transactions within the Separate Accounts as of December 31, 2019 or 2018. Securities lent were either specifically identified by the lending bank or segregated into a separate custody account.

Wash sales

In the course of managing the investment portfolio, securities may be sold and reacquired within 30 days of the sale date in order to enhance the portfolio’s yield.

In December 2019, the NAIC adopted guidance which clarified that only investments that meet the definition of a wash sale in accordance with SSAP No. 103R, Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that crosses reporting periods are subject to disclosure. Prior to December 2019 reporting, wash sales that were within the same reporting period were also disclosed.

The details of securities with an NAIC designation of 3 or below, and those without an NAIC designation, which were sold during the years ended December 31, 2018 and reacquired within 30 days of the sale date were as follows:

($ in thousands)	2018
Description	NAIC Designation	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Gain (Loss)
Bonds	3	-	$-	$-	$-
Bonds	4	-	-	-	-
Bonds	5	-	-	-	-
Common stocks		11	6,847	7,970	1,024

30

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

11.	Reinsurance

The estimated amount of the aggregate reduction in surplus, for agreements other than those under which the reinsurer may unilaterally cancel for reasons other than for nonpayment of premium or other similar credits, of termination of all reinsurance agreements, by either party, was $1 million as of December 31, 2019 and 2018.

The effects of reinsurance on premiums and annuity considerations, and benefits for the years ended December 31 were as follows:

(in thousands)	2019	2018
Premiums and annuity considerations
Direct	$220,163	$217,125
Assumed	612	591
Ceded:
ALIC	(6,412)	(5,405)
Non-affiliates	(15,335)	(15,947)

Total ceded	(21,747)	(21,352)

Premiums and annuity considerations, net of reinsurance	$199,028	$196,364

(in thousands)	2019	2018
Benefits
Direct	$498,431	$530,267
Assumed	562	599
Ceded:
ALIC	(4,161)	(83)
Non-affiliates	(51,979)	(56,645)

Total ceded	(56,140)	(56,728)

Benefits, net of reinsurance	$442,853	$474,138

Reserve credits taken for all reinsurance agreements were $1.54 billion and $353 million as of December 31, 2019 and 2018, respectively.

Reinsurance Agreement with ALIC

The Company has an agreement where via a reinsurance treaty it cedes reinvestment related risk on certain SSAs to its parent, ALIC. Under the terms of the agreement, if the fixed income book yield on the portion of the Company’s investment portfolio that supports SSAs’ liabilities falls below the average statutory rate, ALIC will pay a benefit. In return, the Company pays a premium to ALIC that is based on and varies with the aggregate statutory reserve balance of the SSAs. The Company paid premium related to the reinsurance treaty to ALIC of $4 million and $3 million in 2019 and 2018, respectively. The Company received benefits of $2 million from ALIC in 2019; no benefits were received in 2018.

12.	Direct Premium Written/Produced by Managing General Agents/Third-Party Administrators (“TPAs”)

The aggregate amount of direct premiums written/produced by managing general agents/TPAs was $5 million for the years ended December 31, 2019 and 2018, which was less than 5% of the Company’s surplus.

31

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

13.	Analysis of Annuity Actuarial Reserves and Deposit-Type Liabilities by Withdrawal Characteristics

Withdrawal characteristics of annuity reserves and deposit-type contracts and other liabilities without life or disability contingencies were as follows as of December 31:

($ in thousands)	2019
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
INDIVIDUAL ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$2,785	$149,321	$-	$152,106	3.4%
b. At book value less current surrender charge of 5% or more	1,430	-	-	1,430	-
c. At fair value	2,153	-	157,383	159,536	3.6

d. Total with market value adjustment or at fair value (total of a through c)	6,368	149,321	157,383	313,072	7.0
e. At book value without adjustment (minimal or no charge or adjustment)	977,893	2,883	-	980,776	21.9
(2) Not subject to discretionary withdrawal	3,182,323	-	4,546	3,186,869	71.1

(3) Total (gross: direct + assumed)	4,166,584	152,204	161,929	4,480,717	100.0%

(4) Reinsurance ceded	1,262,164	-	-	1,262,164

(5) Total (net) (3) – (4)	$2,904,420	$152,204	$161,929	$3,218,553

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$1,134	$-	$-	$1,134

GROUP ANNUITIES:
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$29,486	$-	$-	$29,486	8.2%
b. At book value less current surrender charge of 5% or more	662	-	-	662	0.2
c. At fair value	-	-	86,114	86,114	24.0

d. Total with market value adjustment or at fair value (total of a through c)	30,148	-	86,114	116,262	32.4
e. At book value without adjustment (minimal or no charge or adjustment)	223,559	-	-	223,559	62.3
(2) Not subject to discretionary withdrawal	17,545	-	1,397	18,942	5.3

(3) Total (gross: direct + assumed)	271,252	-	87,511	358,763	100.0%

(4) Reinsurance ceded	98,186	-	-	98,186

(5) Total (net) (3) – (4)	$173,066	$-	$87,511	$260,577

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$258	$-	$-	$258

DESPOSIT-TYPE CONTRACTS (no life contingencies):
(1) Subject to discretionary withdrawal:
a. With market value adjustment	$-	$-	$-	$-	-%
b. At book value less current surrender charge of 5% or more	-	-	-	-	-
c. At fair value	42	-	-	42	-

d. Total with market value adjustment or at fair value (total of a through c)	42	-	-	42	-
e. At book value without adjustment (minimal or no charge or adjustment)	13,109	-	-	13,109	3.8
(2) Not subject to discretionary withdrawal	329,849	-	-	329,849	96.2

(3) Total (gross: direct + assumed)	343,000	-	-	343,000	100.0%

(4) Reinsurance ceded	-	-	-	-

(5) Total (net) (3) – (4)	$343,000	$-	$-	$343,000

(6) Amount included in (1)b above that will move to (1)e in the year after the statement date	$-	$-	$-	$-

32

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

($ in thousands)	2018
	General Account	Separate Account with Guarantees	Separate Account Non- guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With market fair value adjustment	$33,938	$153,311	$-	$187,249	4.6%
At book value less current surrender charge of 5% or more	3,618	-	-	3,618	0.1
At fair value	2,593	-	223,224	225,817	5.5

Total with market value adjustment or at fair value	40,149	153,311	223,224	416,684	10.2
At book value without adjustment (minimal or no charge or adjustment)	1,323,272	3,213	-	1,326,485	32.3
Not subject to discretionary withdrawal	2,357,206	-	4,891	2,362,097	57.5

Total (gross: direct + assumed)	3,720,627	156,524	228,115	4,105,266	100.0%

Reinsurance ceded	167,893	-	-	167,893

Total (net)	$3,552,734	$156,524	$228,115	$3,937,373

Reconciliation of total annuity actuarial reserves and deposit fund liabilities was as follows as of December 31:

(in thousands)	2019	2018

Life & Accident & Health Annual Statement:
Exhibit 5, Annuities Section, Total (net)	$3,077,486	$3,181,964
Exhibit 7, Deposit-Type Contracts, Line 14, Column 1	343,000	370,770

Subtotal	3,420,486	3,552,734
Separate Accounts Annual Statement:
Exhibit 3, Line 0299999, Column 2	401,644	384,639

Combined Total	$3,822,130	$3,937,373

14.	Analysis of Life Actuarial Reserves by Withdrawal Characteristics

Withdrawal characteristics of life actuarial reserves were as follows as of December 31:

(in thousands)	2019

	General Account			Separate Account – Guaranteed and Nonguaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender values, or policy loans:
Term policies with cash value	$-	$145	$145	$-	$-	$-
Universal life	424,180	420,895	432,729	-	-	-
Universal life with secondary guarantees	263,915	184,035	483,104	-	-	-
Indexed universal life with secondary guarantees	43,845	21,389	43,431	-	-	-
Variable universal life	1,850	1,604	2,404	15,769	14,918	15,477
Miscellaneous reserves	-	56,715	83,223	-	-	-
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	XXX	XXX	414,986	XXX	XXX	-
Accidental death benefits	XXX	XXX	85	XXX	XXX	-
Disability – Active lives	XXX	XXX	765	XXX	XXX	-
Disability – Disabled lives	XXX	XXX	14,651	XXX	XXX	-
Miscellaneous reserves	XXX	XXX	54,819	XXX	XXX	-

Total (gross: direct + assumed)	733,790	684,783	1,530,342	15,769	14,918	15,477
Reinsurance ceded	-	-	180,001	-	-	-

Total (net)	$733,790	$684,783	$1,350,341	$15,769	$14,918	$15,477

33

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

(in thousands)
Reconciliation of total life actuarial reserves was as follows as of December 31:

2019
Life & Accident & Health Annual Statement:
Exhibit 5, Life Insurance Section, Total (net)	$1,281,272
Exhibit 5, Accidental Death Benefits Section, Total (net)	85
Exhibit 5, Disability – Active Lives Section, Total (net)	764
Exhibit 5, Disability – Disabled Lives Section, Total (net)	14,560
Exhibit 5, Miscellaneous Reserves Section, Total (net)	53,660

Subtotal	1,350,341

Separate Accounts Annual Statement:
Exhibit 3, Line 0199999, Column 2	15,477

Combined total	$1,365,818

15.	Premiums and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations, net of reinsurance, as of December 31 were as follows:

(in thousands)	2019		2018
Type	Gross	Net of Loading	Gross	Net of Loading
Ordinary new business	$1,430	$433	$3,188	$914
Ordinary renewal	22,720	29,329	21,501	27,967

Total	$24,150	$29,762	$24,689	$28,881

16.	Separate Accounts

The Company’s Separate Accounts were attributed to the following products/transactions as of December 31:

(in thousands)	2019		2018
Product/transaction	Legally insulated assets	Separate Account Assets (Not legally insulated)	Legally insulated assets	Separate Account Assets (Not legally insulated)
Variable annuity contracts	$249,776	$-	$228,542	$-
Variable life policies	15,770	-	13,168	-
MGA	-	139,089	-	157,826

Total	$265,546	$139,089	$241,710	$157,826

Separate Accounts held by the Company are for variable annuity contracts, variable life policies and MGA contracts. The assets and liabilities of variable annuity contracts and variable life policies are recorded as assets and liabilities of the Separate Accounts and are legally insulated from the General Account, excluding any purchase payments or transfers directed by the contractholder to earn a fixed rate of return which are included in the Company’s General Account assets. The legal insulation of the Separate Accounts assets prevents such assets from being generally available to satisfy claims resulting from the General Account. Separate Accounts which contain variable annuity and variable life business are unit investment trusts and registered with the Securities and Exchange Commission (“SEC”). As of December 31, 2019 and 2018, all assets of the Separate Accounts that support the variable annuity and variable life business were legally insulated. Variable annuity and variable life business allow the contractholder to accumulate funds within a variety of portfolios, at rates which depend upon the return achieved from the types of investments chosen. The net investment experience of the Separate Accounts is credited directly to the contractholder and can be favorable or unfavorable. The assets of each portfolio are held separately from the other portfolios and each has distinct investment objectives and policies. Absent any contract provision wherein the Company provides a guarantee, the contractholders of the variable annuity and variable life products bear the investment risk that the Separate Account’s funds may not meet their stated investment objectives. Variable annuity and variable life business is included in the Nonguaranteed Separate Accounts column of the following tables.

The assets and liabilities of MGA contracts are also recorded as assets and liabilities of the Separate Accounts, however, they are not legally insulated from the General Account. MGA products are non-unitized products, most of which are not registered with the SEC. The Separate Account for MGA products provides the opportunity for the contractholder to invest in one or any combination of up to ten interest rate guarantee periods. Amounts withdrawn from the contract in excess of the free withdrawal amount are subject to market value adjustments. MGA business is included in the Nonindexed Guarantee Less than/equal to 4% or the Nonindexed Guarantees More than 4% column of the following tables.

Some of the Separate Account liabilities are guaranteed by the General Account. To compensate the General Account for the risk taken on variable annuity products, the Separate Accounts paid risk charges of $559 thousand and $618 thousand in 2019 and 2018, respectively. The amount paid by the General Account for Separate Account guarantees for variable annuity products was $197 thousand and $110 thousand in 2019 and 2018, respectively.

In connection with the disposal of the Company’s variable annuity business to Prudential Insurance Company of America (“Prudential”), there is a modified coinsurance reinsurance agreement under which the Separate Account assets and liabilities remain in the Company’s Statements of Financial Position, but the related results of operations are fully reinsured to Prudential and presented net of reinsurance in the Statements of

34

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Operations. In contrast, assets supporting General Account liabilities, including the future rights and obligations related to benefit guarantees and fixed rate of return fund investments, have been transferred to Prudential under the coinsurance reinsurance provisions. The reinsurance agreements do not contain limits or indemnifications with regard to the insurance risk transfer, and transferred all of the future risks and responsibilities for performance in the underlying variable annuity contracts to Prudential, including those related to benefit guarantees and fixed rate of return fund investments, in accordance with SSAP No. 61R. The Separate Accounts balances related to the modified coinsurance reinsurance were $249 million and $228 million as of December 31, 2019 and 2018, respectively. The General Account liability balances reinsured to Prudential under the coinsurance reinsurance were $164 million and $168 million as of December 31, 2019 and 2018, respectively, and consisted of the liabilities for fixed rate of return fund investments and benefit guarantees.

Information regarding the Company’s Separate Accounts as of December 31 was as follows:

(in thousands)	2019
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%		Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/19	$-	$-		$1,979	$1,979

Reserves as of December 31, 2019
For accounts with assets at:
Fair value	$152,204	$-	$	` 264,917	$417,121
Amortized cost	-	-		-	-

Total reserves	$152,204	$-		$264,917	$417,121

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$149,321	$-		$-	$149,321
At book value without market value adjustment and with current surrender charge of 5% or more	-	-		-	-
At fair value	-	-		258,973	258,973
At book value without market value adjustment and with current surrender charge less than 5%	2,883	-		-	2,883

Subtotal	152,204	-		258,973	411,177
Not subject to discretionary withdrawal	-	-		5,944	5,944

Total	$152,204	$-		$264,917	$417,121

Reserves for asset default risk in lieu of AVR	N/A	N/A		N/A	N/A

	2018
	Nonindexed Guarantee Less Than/ Equal To 4%	Nonindexed Guarantee More than 4%		Non- Guaranteed Separate Accounts	Total
Premiums, considerations or deposits for year ended 12/31/18	$-	$-		$2,096	$2,096

Reserves as of December 31, 2018
For accounts with assets at:
Fair value	$156,524	$-		$240,982	$397,506
Amortized cost	-	-		-	-

Total reserves	$156,524	$-		$240,982	$397,506

By withdrawal characteristics:
Subject to discretionary withdrawal:
With market value adjustment	$153,311	$-		$-	$153,311
At book value without market value adjustment and with current surrender charge of 5% or more	-	-		-	-
At fair value	-	-		236,091	236,091
At book value without market value adjustment and with current surrender charge less than 5%	3,213	-		-	3,213

Subtotal	156,524	-		236,091	392,615
Not subject to discretionary withdrawal	-	-		4,891	4,891

Total	$156,524	$-		$240,982	$397,506

Reserves for asset default risk in lieu of AVR	N/A	N/A		N/A	N/A

35

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

Reconciliation of net transfers to or (from) the Separate Accounts for the years ended December 31 was as follows:

(in thousands)		2019		2018
Transfers as reported in the Summary of Operations of the Separate Accounts Statement
Transfers to Separate Accounts	$	1,979	$	2,096
Transfers from Separate Accounts		46,281		68,568

Net transfers to (from) Separate Accounts		(44,302)		(66,472)

Reconciling adjustments		-		-

Transfers as reported in the Statements of Operations	$	(44,302)	$	(66,472)

17.	Other Items

Balances reasonably possible to be uncollectible

Agents’ balances receivable are 100% nonadmitted after the establishment of a valuation allowance. The allowance balance for admitted agents’ balances receivable was $4 million and $161 thousand as of December 31, 2019 and 2018, respectively.

Scottish Re (U.S.), Inc. (“SRUS”)

The parent of SRUS, Scottish Holdings, Inc. and their parent, collectively referred to as SHI, filed U.S. Chapter 11 proceedings on January 28, 2018. During 2018, a stock purchase agreement was executed between SHI and Hildene Re Holdings LLC for the purchase of SHI. The sale did not occur in 2018 and SRUS did not file the statutory statements for December 31, 2018 or later.

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner (the “Petition”). Pursuant to the Petition, it is expected that SRUS will submit a Plan of Rehabilitation. ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. The court has not yet ruled on either of these motions. In the interim, the Company and several other affected parties have been permitted to exercise certain setoff rights while the parties address any potential disputes.

The Company’s reinsurance reserve credit and paid claims recoverable with SRUS, net of the allowance for uncollectible reinsurance of $34 thousand and net of nonadmitted recoverables for paid claims of $15 thousand, were $443 thousand as of December 31, 2019. The Company’s reinsurance reserve credit and recoverables with SRUS were $552 thousand as of December 31, 2018. The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

Participating policies

For 2019 and 2018, the Company recognized direct premiums related to life participating policies of $48 thousand and $101 thousand, respectively. In both 2019 and 2018, these amounts represented less than one-half of one percent of total life premiums and annuity considerations earned. The Company uses accrual accounting to record policyholder dividends on participating policies. The Company paid dividends of $43 thousand and $123 thousand in 2019 and 2018, respectively, to participating policyholders and did not allocate additional income. All of the Company’s accident and health contracts were nonparticipating as of December 31, 2019 and 2018.

Amount of insurance for gross premium less than net premiums

As of December 31, 2019 and 2018, the Company had $1.85 billion and $2.01 billion, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standards of valuation set by the State of New York. Reserves to cover the above insurance totaled $52 million and $54 million as of December 31, 2019 and 2018, respectively.

Other reserve changes for life and annuity contracts

In 2019, the Company’s aggregate reserves for life and annuity contracts were increased by other reserve changes of $52 million. Other reserve changes in 2019 were as follows:

(in thousands)	2019
Item	Ordinary Life Insurance
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$51,523

Total	$51,523

36

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

In 2018, the Company’s aggregate reserves for life and annuity contracts were decreased by other reserve changes of $817 thousand. Other reserve changes in 2018 were as follows:

(in thousands)		2018
Item		Ordinary Life Insurance
Application of 11 NYCRR 98.9(c)(2)(viii) (Reg 147)	$	(817)

Total	$	(817)

18.	Events Subsequent

The Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”) has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel restrictions, government-imposed shelter-in-place orders, quarantine periods and social distancing, have caused material disruption to businesses globally resulting in increased unemployment, a potential recession and increased economic uncertainty.

Depending on its length and severity, the Coronavirus and the related containment actions may significantly affect the Company’s results of operations, financial condition and liquidity, including sales of new policies, life insurance mortality and hospital and outpatient claim costs, annuity reserves, lower investment valuations and returns and increases in credit risk. In addition, the actions may impact the Company’s operations.

The magnitude and duration of the global pandemic and the impact of actions taken by governmental authorities, businesses and consumers to mitigate health risks create significant uncertainty. The Company will continue to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the length and severity of the pandemic or its impact to the Company’s operations, but the effects could be material and may continue, emerge or accelerate into 2021.

An evaluation of subsequent events was made through May 19, 2020, the date the audited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the statutory-basis financial statements.

* * * * * *

37

ALLSTATE LIFE INSURANCE COMPANY OF

NEW YORK

Statutory-basis Financial Statements as of June 30,

2021 (unaudited) and December 31, 2020 and for the

Six Months Ended June 30, 2021 and 2020

(unaudited).

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF FINANCIAL POSITION

 JUNE 30, 2021 (UNAUDITED) AND DECEMBER 31, 2020

(in thousands except par value and number of shares)	June 30, 2021	December 31, 2020
ADMITTED ASSETS
Bonds (fair value: $4,914,698 and $4,788,589)	$4,415,100	$4,175,040
Preferred stocks (fair value: $1,848 and $2,236)	1,848	1,796
Common stocks (cost: $117,769 and $170,915)	162,702	249,205
Mortgage loans on real estate	534,362	616,560
Cash, cash equivalents and short-term investments	53,050	130,453
Contract loans	36,724	37,280
Derivatives	7,889	8,469
Other invested assets	359,366	342,484
Receivables for securities	29,606	206
Securities lending reinvested collateral assets	-	1,414

Subtotals, cash and invested assets	5,600,647	5,562,907

Investment income due and accrued	44,413	44,801
Premiums and considerations	26,980	29,609
Reinsurance recoverables and other reinsurance receivables	8,283	5,060
Net deferred tax asset	31,873	32,760
Guaranty funds receivable or on deposit	909	908
Advanced benefits	4,664	6,421
Other assets	2,627	3,454
From Separate Accounts, Segregated Accounts and Protected Cell Accounts	423,113	423,762

Total	$6,143,509	$6,109,682

LIABILITIES
Aggregate reserve for life and accident and health contracts	$4,511,844	$4,536,404
Liability for deposit-type contracts	295,465	314,658
Contract claims	22,232	18,556
Interest maintenance reserve	11,644	13,515
Transfers to Separate Accounts due or accrued (net)	10,568	8,570
Current federal and foreign income taxes	12,973	34
Asset valuation reserve	143,327	137,711
Payable to parent, subsidiaries and affiliates	4,188	4,674
Payable for securities	43,388	-
Payable for securities lending	2,273	76,033
Reserve for uncashed checks	6,907	6,710
Other liabilities	10,855	13,204
From Separate Accounts Statement	423,113	423,762

Total liabilities	5,498,777	5,553,831

CAPITAL AND SURPLUS
Common capital stock ($25 par value; 100,000 shares authorized, issued and outstanding)	2,500	2,500
Gross paid in and contributed surplus	131,253	131,253
Unassigned funds (surplus)	510,979	422,098

Total capital and surplus	644,732	555,851

Total	$6,143,509	$6,109,682

 See notes to statutory-basis financial statements (unaudited).

1

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF OPERATIONS (UNAUDITED)

 SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(in thousands)	June 30, 2021	June 30, 2020
Premiums and annuity considerations for life and accident and health contracts	$83,871	$84,222
Net investment income	126,866	137,224
Amortization of interest maintenance reserve	2,734	2,524
Commissions and expense allowances on reinsurance ceded	1,149	1,057
Reserve adjustments on reinsurance ceded	(24,064)	(10,429)
Miscellaneous income	966	133

Total	191,522	214,731

Death benefits	51,403	54,127
Annuity benefits	68,365	77,030
Disability benefits and benefits under accident and health contracts	6,575	6,168
Surrender benefits and withdrawals for life contracts	42,059	44,983
Interest and adjustments on contracts or deposit-type contract funds	7,842	8,825
Increase (decrease) in aggregate reserves for life and accident and health contracts	(24,560)	72,368
Commissions on premiums, annuity considerations, and deposit-type contract funds	5,482	5,292
General insurance expenses	13,618	14,920
Insurance taxes, licenses and fees, excluding federal income taxes	3,234	3,509
(Increase) decrease in loading on deferred and uncollected premiums	73	146
Net transfers to or (from) Separate Accounts net of reinsurance	(28,024)	(17,240)
Other expenses	158	66

Total	146,225	270,194

Net income (loss) from operations after dividends to policyholders and before federal income taxes and realized capital gains or (losses)	45,297	(55,463)
Federal and foreign income taxes incurred (excluding tax on capital gains)	7,742	8,618

Net income (loss) from operations after dividends to policyholders and federal income taxes and before realized capital gains or (losses)	37,555	(64,081)
Net realized capital gains (losses) less capital gains tax of $12,581 and $(4,620)	47,327	(17,379)

Net income (loss)	$84,882	$(81,460)

 See notes to statutory-basis financial statements (unaudited).

2

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021 AND 2020

(in thousands)	2021	2020
Capital and surplus, December 31, prior year	$555,851	$614,167
Net income (loss)	84,882	(81,460)
Change in net unrealized capital gains (losses)	9,581	(42,547)
Change in net unrealized foreign exchange capital gains (losses)	(1,777)	369
Change in net deferred income tax	(1,278)	21,134
Change in nonadmitted assets	3,089	(28,119)
Change in asset valuation reserve	(5,616)	50,357

Capital and surplus, June 30	$644,732	$533,901

 See notes to statutory-basis financial statements (unaudited).

3

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 STATUTORY-BASIS STATEMENTS OF CASH FLOWS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021 AND 2020

(in thousands)
Cash from operations	June 30, 2021	June 30, 2020
Premiums collected net of reinsurance	$86,608	$85,196
Net investment income	120,168	118,502
Miscellaneous income	49	(1,439)

Total	206,825	202,259

Benefits and loss related payments	190,741	195,968
Net transfers to Separate, Segregated Accounts and Protected Cell Accounts	(30,022)	(5,656)
Commissions, expenses paid and aggregate write-ins for deductions	22,550	25,159
Dividends paid to policyholders	17	2
Federal and foreign income taxes paid (recovered)	7,612	65

Total	190,898	215,538

Net cash from (used in) operations	15,927	(13,279)

Cash from investments
Proceeds from investments sold, matured or repaid	539,112	747,084
Cost of investments acquired (long-term only)	533,213	703,709
Net increase or (decrease) in contract loans and premium notes	(523)	(52)

Net cash from investments	6,422	43,427

Cash from financing and miscellaneous sources
Net deposits on deposit-type contracts and other insurance liabilities	(27,008)	(24,747)
Other cash provided (applied)	(72,744)	(40,945)

Net cash used in financing and miscellaneous sources	(99,752)	(65,692)

Reconciliation of cash, cash equivalents and short-term investments
Net change in cash, cash equivalents and short-term investments	(77,403)	(35,544)
Cash, cash equivalents and short-term investments, beginning of year	130,453	220,888

Cash, cash equivalents and short-term investments, end of period	$53,050	$185,344

Supplemental disclosures for non-cash transactions
Change in payable for securities acquired	$43,388	$3,731
Portfolio investments exchanged	37,459	41,592
Change in receivable for securities sold	29,399	150,125
Reinvestment of non-cash distributions from other invested assets	2,159	822
Income from other invested assets	383	11,120
Stock dividends received	5	8
Stock distributions - return of capital	5	1

 See notes to statutory-basis financial statements (unaudited).

4

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

1.	General

Allstate Life Insurance Company of New York (the “Company”), an insurance company domiciled in New York, is a wholly owned subsidiary of Allstate Life Insurance Company (“ALIC”), an insurance company domiciled in the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company (“AIC”), which is a wholly owned subsidiary of Allstate Insurance Holdings, LLC (“AIH”), a Delaware limited liability company. AIH is a wholly owned subsidiary of The Allstate Corporation (“the Corporation”).

The Company offers traditional, interest-sensitive and variable life insurance and voluntary accident and health insurance products to customers in the State of New York. The Company serves customers through Allstate exclusive agents and exclusive financial specialists, as well as workplace enrolling independent agents and benefits brokers. The Company previously offered and continues to have in force deferred fixed annuities and immediate fixed annuities. The Company also previously offered variable annuities which are reinsured.

2.	Summary of Significant Accounting Policies

Basis of presentation

The Company prepares its financial statements in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (“NYDFS”). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (“NAIC”), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The State of New York requires its domestic insurance companies to prepare financial statements in conformity with the NAIC Accounting Practices and Procedures Manual (“APPM”), which includes all Statements of Statutory Accounting Principles (“SSAPs”), subject to any deviations prescribed or permitted by the NYDFS.

The NYDFS has adopted certain prescribed accounting practices that differ from those found in the APPM that are applicable to the Company. Specifically, the calculation of deferred premium assets includes the establishment of a prepaid reinsurance premium asset in accordance with New York Regulation 172. SSAP No. 61R, Life, Deposit-Type and Accident and Health Reinsurance (“SSAP No. 61R”), requires the deferred premium asset to be reduced by the proportionate amount attributable to reinsurance.

The NYDFS has prescribed in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations that the Company presents in Exhibit 5 of the Annual Statement asset adequacy reserves before consideration of the reinsurance treaty described in Note 17, which are not required per SSAP No. 51, Life Contracts, and SSAP No. 61R.

A reconciliation of the Company’s net income and capital and surplus between statutory accounting principles (“SAP”) per the APPM and practices prescribed or permitted by the NYDFS is shown below:

(in thousands)
	June 30, 2021	June 30, 2020
Net Income
The Company’s state basis	$84,882	$(81,460)
State prescribed practices that increase/(decrease) NAIC SAP:
Premiums	135	80
Commissions and expense allowances on reinsurance ceded	71	118
Increase in loading on deferred and uncollected premium	814	715
Increase in aggregate reserves for asset/liability analysis (net)	-	-
State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$83,862	$(82,373)

Surplus
The Company’s state basis	$644,732	$533,901
State prescribed practices that increase/(decrease) NAIC SAP:
Deferred premium assets	(8,681)	(8,975)
Aggregate write-ins (Reinsurance balances recoverable)	2,327	2,374
Increase in aggregate reserves for asset/liability analysis (net)	-	-
State permitted practices that increase/(decrease) NAIC SAP:	-	-

NAIC SAP	$651,086	$540,502

If the Company had not used the New York prescribed practice, a risk-based capital regulatory event would not have been triggered.

5

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Investments

Loan-backed and structured securities (“LBASS”) with an NAIC designation of 1 through 5 are reported at amortized cost using the effective yield method. LBASS with an NAIC designation of 6 are reported at the lower of amortized cost or fair value, with the difference reflected in unassigned surplus as an unrealized capital loss. In general, LBASS utilize a multi-step process for determining carrying value and NAIC designation in accordance with SSAP No. 43R, Loan-backed and Structured Securities. For LBASS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis.

As of June 30, 2021, perpetual preferred stocks are reported at fair value as the Company adopted SSAP No. 32R, Preferred Stock. As of December 31, 2020, perpetual preferred stocks are reported at fair value or the lower of cost or fair value depending on the assigned NAIC designation. For preferred stocks reported at fair value, the differences between amortized cost or cost and fair value are recorded as a change in net unrealized capital gains (losses), which is a component of unassigned surplus.

All other significant accounting policies are described in Note 2 in the year end 2020 audited statutory-basis financial statements.

3.	Investments

Fair values

The following table summarizes the statement value, gross unrealized gains, gross unrealized losses and fair value of the Company’s bonds and SVO-identified investments, excluding bonds that have been written down to fair value:

(in thousands)		Gross Unrealized Gains	Gross Unrealized Losses
June 30, 2021	Statement Value			Fair Value
Industrial and miscellaneous	$3,754,867	$372,084	$(17,155)	$4,109,796
U.S. special revenue	297,143	94,972	-	392,115
U.S. governments	223,728	3,203	(283)	226,648
U.S. political subdivisions	99,426	25,745	-	125,171
States, territories and possessions	37,688	20,933	-	58,621
Hybrid securities	2,248	110	(11)	2,347

Total bonds	$4,415,100	$517,047	$(17,449)	$4,914,698

December 31, 2020	Statement Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Industrial and miscellaneous	$3,562,629	$460,008	$(3,731)	$4,018,906
U.S. special revenue	299,084	102,112	-	401,196
U.S. governments	176,118	5,122	-	181,240
U.S. political subdivisions	98,764	27,351	-	126,115
States, territories and possessions	37,697	22,592	-	60,289
Hybrid securities	748	95	-	843

Total bonds	$4,175,040	$617,280	$(3,731)	$4,788,589

Unrealized losses

Unrealized losses are calculated as the difference between amortized cost and fair value for the Company’s investment securities, including securities written down to fair value. They result from declines in fair value below amortized cost for bonds, including LBASS, or cost for common and preferred stocks, and are evaluated for OTTI. Every security with unrealized losses was included in the portfolio monitoring process.

The following tables summarize the fair value and gross unrealized losses of bonds, LBASS, common and preferred stocks by the length of time individual securities have been in a continuous unrealized loss position:

(in thousands)	June 30, 2021
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$604,665	$(16,757)	$11,247	$(1,110)	$(17,867)
LBASS	-	-	-	-	-
Common stocks	634	(772)	-	-	(772)
Preferred stocks	-	-	-	-	-

Total	$605,299	$(17,529)	$11,247	$(1,110)	$(18,639)

6

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

	December 31, 2020
	Less than 12 Months		12 Months or More
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Total Unrealized Losses
Bonds, excluding LBASS	$136,122	$(2,602)	$20,134	$(982)	$(3,584)
LBASS	7,064	(162)	-	-	(162)
Common stocks	489	(771)	-	-	(771)
Preferred stocks	-	-	422	(78)	(78)

Total	$143,675	$(3,535)	$20,556	$(1,060)	$(4,595)

The following table summarizes the gross unrealized losses by unrealized loss position and credit quality as of June 30, 2021.

(in thousands)	Investment Grade	Below Investment Grade	Total
Bonds, including LBASS with unrealized loss position less than 20% of amortized cost (1)(2)	$(15,531)	$(1,203)	$(16,734)
Bonds with unrealized loss position greater than or equal to 20% of amortized cost (3)(4)	-	(1,133)	(1,133)

Total unrealized losses	$(15,531)	$(2,336)	$(17,867)

(1)	Below investment grade bonds included $1.2 million that had been in an unrealized loss position for less than twelve months.
(2)

Related to bonds, including LBASS with an unrealized loss position less than 20% of amortized cost, the degree of which suggested that these securities did not pose a high risk of being other-than-temporarily impaired.

(3)	All the below investment grade bonds had been in an unrealized loss position for a period of twelve or more consecutive months.
(4)

Evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contract obligations.

Investment grade is defined as a security having an NAIC designation of 1 or 2, a rating of Aaa, Aa, A or Baa from Moody’s, a rating of AAA, AA, A or BBB from S&P Global Ratings, a comparable rating from another nationally recognized rating agency, or a comparable internal rating if an externally provided rating is not available. Market prices for certain securities may have credit spreads which imply higher or lower credit quality than the current third-party rating. Unrealized losses on investment grade securities were principally related to an increase in market yields which may include increased risk-free interest rates or wider credit spreads since the time of initial purchase. The unrealized losses are expected to reverse as the securities approach maturity.

LBASS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities’ positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of: (1) subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, and (2) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread.

Unrealized losses on common stocks were primarily related to temporary equity market fluctuations of securities that are expected to recover.

As of June 30, 2021, the Company had not made a decision to sell and it was not more likely than not the Company would be required to sell bonds, including LBASS, with unrealized losses before recovery of the amortized cost basis. As of June 30, 2021, the Company had the intent and ability to hold LBASS and common stocks with unrealized losses for a period of time sufficient for them to recover.

Scheduled maturities

The scheduled maturities for bonds, cash equivalents and short-term investments were as follows as of June 30, 2021:

(in thousands)	Statement Value	Fair Value
Due in one year or less	$323,605	$330,870
Due after one year through five years	1,276,917	1,363,403
Due after five years through ten years	1,692,826	1,840,663
Due after ten years	1,145,749	1,403,775

Total	$4,439,097	$4,938,711

Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers.

7

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Net realized capital gains and losses

Net realized capital gains and losses from investment securities including calls consisted of the following:

(in thousands)
Six months ended June 30, 2021	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$1,576	$335	$1,241
Preferred stocks	55	-	55
Common stocks	69,552	9,845	59,707
Cash and cash equivalents	5	89	(84)
Short-term investments	-	-	-
Derivatives	242	255	(13)
Other invested assets	130	36	94

	$71,560	$10,560	61,000

Capital gain tax expense			(12,810)
Transferred to IMR			(863)

Total			$47,327

(in thousands)
Six months ended June 30, 2020	Gross Realized Gains	Gross Realized Losses	Net Realized Gains (Losses)
Bonds	$11,620	$3,649	$7,971
Preferred stocks	1	122	(121)
Common stocks	2,261	18,278	(16,017)
Cash and cash equivalents	9	114	(105)
Short-term investments	3	-	3
Derivatives	602	165	437
Other invested assets	8	6,143	(6,135)

	$14,504	$28,471	(13,967)

Capital loss tax benefit			2,933
Transferred to IMR			(6,345)

Total			$(17,379)

Proceeds from sales of bonds, exclusive of calls, maturities and pay downs were $223 million and $251 million for the six months ended June 30, 2021 and 2020, respectively. Gross gains of $229 thousand and $11 million and gross losses of $258 thousand and $3 million, were realized on sales of bonds, exclusive of calls, maturities and pay downs for the six months ended June 30, 2021 and 2020, respectively. In addition, the Company recorded $2 million and $16 million of realized losses due to impaired bonds, preferred stocks, common stocks and limited partnerships for the six months ended June 30, 2021 and 2020, respectively.

Mortgage loans on real estate

The Company’s mortgage loan portfolio consists entirely of commercial mortgage loans, whose current recorded investment was $534 million and $617 million as of June 30, 2021 and December 31, 2020, respectively.

8

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Loan-backed securities

The Company held LBASS as of June 30, 2021 and 2020. Prepayment assumptions for LBASS were obtained from external sources and, if not available, developed internally. The following table presents the aggregate amortized cost of LBASS before recognized OTTI, the amount of OTTI recognized and the fair value of those securities.

(in thousands)	2021			2020
	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value	Amortized Cost Basis Before OTTI	OTTI Recognized in Loss	Fair Value
OTTI recognized 1st Quarter
Intent to sell	$-	$-	$-	$-	$-	$-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	70	1	86

OTTI recognized 2nd Quarter
Intent to sell	-	-	-	-	-	-
Present value of cash flows expected to be collected is less than the amortized cost basis	-	-	-	2,177	266	2,017

Total		$-			$267

None of the Company’s LBASS were other-than-temporarily impaired during the first six months of 2021 as a result of the discounted present value of the cash flows expected to be collected being less than the amortized cost. The following LBASS were other-than-temporarily impaired during the first six months of 2020, as a result of the discounted present value of the cash flows expected to be collected being less than amortized cost.

(in thousands)	Book/Adjusted Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Projected Cash Flows	Recognized OTTI	Amortized Cost After OTTI	Fair Value At Time of OTTI	Date of Financial Statement Where Reported
CUSIP
22545DAG2	$70	$69	$1	$69	$86	03/31/2020
46628FAN1	2,177	1,911	266	1,911	2,017	06/30/2020

Total			$267

Securities lending transactions

The fair value of the Company’s cash collateral received in connection with its securities lending program was $2 million and $76 million as of June 30, 2021 and December 31, 2020, respectively.

The following table summarizes the Company’s reinvested cash collateral in connection with its securities lending program:

(in thousands)	June 30, 2021		December 31, 2020
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$3,394	$3,394	$59,021	$59,021
30 days or less	-	-	-	-
91 to 120 days	-	-	18,094	18,093

Total collateral reinvested	$3,394	$3,394	$77,115	$77,114

9

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Restricted assets

Restricted assets (including pledged) consisted of the following:

($ in thousands)	June 30, 2021
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$76,033	$(73,760)	$2,273	-%	-%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	3,289	(827)	2,462	0.1	0.1
On deposit with states	1,966	(2)	1,964	-	-
Collateral pledged for derivatives	645	(234)	411	-	-

Total restricted assets	$81,933	$(74,823)	$7,110	0.1%	0.1%

	December 31, 2020
Restricted Asset Category	Total Admitted From Prior Year	Increase/ (Decrease)	Total Current Year Admitted Restricted	Gross (Admitted & Nonadmitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$157,280	$(81,247)	$76,033	1.2%	1.2%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	3,254	35	3,289	0.1	0.1
On deposit with states	1,977	(11)	1,966	-	-
Collateral pledged for derivatives	259	386	645	-	-

Total restricted assets	$162,770	$(80,837)	$81,933	1.3%	1.3%

The following table summarizes collateral received and reflected as assets within the Company’s General Account financial statements:

(in thousands)	June 30, 2021
Collateral assets	Book/Adjusted Carrying Value (“BACV”)	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$2,273	$2,273	-%	-%
Securities lending	-	-	-	-

Total collateral assets	$2,273	$2273	-%	-%

	December 31, 2020
Collateral assets	BACV	Fair Value	% of BACV to Total Assets (Admitted and Nonadmitted)	% of BACV to Total Admitted Assets
Cash, cash equivalents and short-term investments	$74,619	$74,619	1.3%	1.3%
Securities lending	1,414	1,414	-	-

Total collateral assets	$76,033	$76,033	1.3%	1.3%

The Company’s obligations to return collateral assets (General Account) was $2 million and $76 million as of June 30, 2021 and December 31, 2020, respectively and accounted for 0% and 1.5% of the Company’s total liabilities as of June 30, 2021 and December 31, 2020, respectively.

4.       Fair Value Measurements

Fair value is defined, per SSAP No. 100R, Fair Value (“SSAP No. 100R”), as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SSAP No. 100R identified three valuation techniques which are used, either independently or in combination, to determine fair value: (1) market approach; (2) income approach; and (3) cost approach. SSAP No. 100R also contains guidance about observable and unobservable inputs, which are assumptions that market participants would use in pricing an asset or liability. To increase consistency and comparability in fair value measurements, the fair value hierarchy prioritizes the inputs to valuation techniques into three broad levels: 1, 2 and 3. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Certain assets are measured utilizing net asset value (“NAV”) as a practical expedient to determine fair value.

10

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy:

(1)

Specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company’s use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

(2)

Quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

The following tables summarize the Company’s assets and liabilities measured and reported at fair value in the Statements of Financial Position:

(in thousands)	June 30, 2021
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
Industrial and miscellaneous	$-	$-	$1,599	$-	$1,599

Perpetual preferred stock
Industrial and miscellaneous	-	116	-	1,732	1,848

Common stocks
Industrial and miscellaneous	114,544	6	-	6,599	121,149
Mutual funds	41,553	-	-	-	41,553

Total common stocks	156,097	6	-	6,599	162,702

Cash equivalents
Money market mutual funds	27,116	-	-	-	27,116

Derivative assets
Equity and index contracts	-	7,346	-	-	7,346
Foreign currency contracts	-	475	-	-	475
Interest rate contracts	-	-	68	-	68

Total derivative assets	-	7,821	68	-	7,889

Separate Accounts assets	292,625	119,310	11,178	-	423,113

Total assets at fair value	$475,838	$127,253	$12,845	$8,331	$624,267

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,005)	$-	$-	$(5,005)
Foreign currency contracts	-	(324)	-	-	(324)

Total derivative liabilities	-	(5,329)	-	-	(5,329)

Total liabilities at fair value	$-	$(5,329)	$-	$-	$(5,329)

11

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

(in thousands)	December 31, 2020
Description for each class of asset or liability	(Level 1)	(Level 2)	(Level 3)	NAV	Total
Assets at fair value
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	193,156	4	1	6,124	199,285
Mutual funds	49,920	-	-	-	49,920

Total common stocks	243,076	4	1	6,124	249,205

Cash equivalents
Money market mutual funds	69,884	-	-	-	69,884
Derivative assets
Equity and index contracts	-	8,000	-	-	8,000
Foreign currency contracts	-	447	-	-	447
Interest rate contracts	-	-	22	-	22

Total derivative assets	-	8,447	22	-	8,469

Separate Accounts assets	286,750	120,815	16,197	-	423,762

Total assets at fair value	$599,710	$129,266	$16,220	$6,124	$751,320

Liabilities at fair value
Derivative liabilities
Equity and index contracts	$-	$(5,411)	$-	$-	$(5,411)
Foreign currency contracts	-	(397)	-	-	(397)

Total derivative liabilities	-	(5,808)	-	-	(5,808)

Total liabilities at fair value	$-	$(5,808)	$-	$-	$(5,808)

Investments in certain common and preferred stocks measured and reported at NAV in the Statements of Financial Position and presented in the table in Part A1 are generally not redeemable with the issuing corporation and cannot be sold without approval of the managing members. Distributions of income are usually received from the sale of the common stock or the liquidation of the underlying asset or assets of the issuing corporation over the life of these investments, typically 3-7 years. The Company had $21 thousand of remaining commitments to invest in these investments over their remaining lives.

The Company consistently follows its policy for determining when transfers between levels are recognized. The policy about the timing of recognizing transfers into Level 3 is the same as that for recognizing transfers out of Level 3.

In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Listed below is a summary of the significant valuation techniques for assets and liabilities measured and reported at fair value.

Level 2 measurements

Perpetual preferred and common stocks - The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

Derivatives - Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active. Over-the-counter derivatives, including foreign currency forward contracts, are valued using models that rely on inputs such as interest rate yield curves, implied volatilities, currency rates and credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

Separate Accounts – Modified guaranteed annuity (“MGA”) products may be supported by corporate bonds, including those that are privately placed, residential mortgage-backed securities (“RMBS”), asset-backed securities (“ABS”) and cash equivalents. The primary inputs to the valuation for public corporate bonds and cash equivalents include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Privately placed corporate bonds are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The primary inputs to the valuation for RMBS and ABS include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

12

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Level 3 measurements

Bonds - Corporate bonds, including those that are privately placed, are valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate credit quality and industry sector of the issuer.

Common stocks – The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

Derivatives - Interest rate cap agreements are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

Separate Accounts - MGA products are supported by mortgage loans. The fair value of mortgage loans on real estate is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics using similar types of properties as collateral.

The following tables present the rollforward of Level 3 assets and liabilities measured and reported at fair value:

(in thousands)
Description	Beginning balance as of 01/01/2021	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus
Bonds
Industrial and miscellaneous	$-	$1,998	$-	$-	$(462)
Common stocks
Industrial and miscellaneous	1	-	-	287	(142)
Separate Accounts assets	16,197	-	-	(22)	78
Derivatives, net	22	-	-	(68)	72

Total assets and liabilities	$16,220	$1,998	$-	$197	$(454)

(continued) (in thousands)
Description	Purchases	Issuances	Sales	Settlements	Ending balance as of 06/30/2021
Bonds
Industrial and miscellaneous	$63	$-	$-	$-	$1,599
Common stocks
Industrial and miscellaneous	920	-	(1,066)	-	-
Separate Accounts assets	-	-	-	(5,075)	11,178
Derivatives, net	43	-	-	(1)	68

Total assets and liabilities	$1,026	$-	$(1,066)	$(5,076)	$12,845

(in thousands)
Description	Beginning balance as of 01/01/2020	Transfers into Level 3	Transfers out of Level 3	Total gains and (losses) included in net income	Total gains and (losses) included in surplus
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	5,893	-	-	(2)	(266)
Separate Accounts assets	15,125	-	-	21	114
Derivatives, net	44	-	-	10	(20)

Total assets and liabilities	$21,062	$-	$-	$29	$(172)

13

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

(continued) (in thousands)
Description	Purchases	Issuances	Sales	Settlements	Ending balance as of 06/30/2020
Bonds
Industrial and miscellaneous	$-	$-	$-	$-	$-
Common stocks
Industrial and miscellaneous	256	$-	$(254)	$-	$5,627
Separate Accounts assets	6,800	-	-	(97)	21,963
Derivatives, net	8	-	-	(35)	7

Total assets and liabilities	$7,064	$-	$(254)	$(132)	$27,597

Transfers into Level 3 during the first six months of 2021 included securities measured at lower of cost or market and reported at fair value in 2021 and at cost in 2020. There were no transfers into Level 3 during the first six months of 2020. There were no transfers out of Level 3 during the first six months of 2021 or 2020.

Presented below are the aggregate fair value estimates and admitted values of financial instruments. The Company was able to estimate the fair value of all its financial instruments in 2021 and 2020.

Financial assets

(in thousands)	June 30, 2021
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,851,369	$4,356,291	$170,176	$4,659,315	$21,878	$-
LBASS	63,329	58,809	-	53,951	9,378	-
Preferred stocks	1,848	1,848	-	116	-	1,732
Common stocks	162,702	162,702	156,097	6	-	6,599
Mortgage loans on real estate	564,755	534,362	-	-	564,755	-
Cash equivalents	47,115	47,115	47,115	-	-	-
Short-term investments	4,014	3,998	-	4,014	-
Derivatives	7,889	7,889	-	7,821	68	-
Other invested assets:
Unaffiliated surplus notes	10,212	7,591	-	10,212	-	-
Securities lending reinvested collateral	-	-	-	-	-	-
Separate Accounts	423,113	423,113	292,625	119,310	11,178	-

	December 31, 2020
Type of Financial Instrument	Aggregate Fair Value	Admitted Assets	(Level 1)	(Level 2)	(Level 3)	NAV
Bonds:
Other than LBASS	$4,719,036	$4,110,700	$102,167	$4,600,139	$16,730	$-
LBASS	69,553	64,340	-	59,466	10,087	-
Preferred stocks	2,236	1,796	-	590	-	1,646
Common stocks	249,205	249,205	243,076	4	1	6,124
Mortgage loans on real estate	644,725	616,560	-	-	644,725	-
Cash equivalents	109,063	109,062	92,383	16,680	-	-
Short-term investments	22,569	22,493	18,497	4,072	-
Derivatives	8,469	8,469	-	8,447	22	-
Other invested assets:
Unaffiliated surplus notes	10,300	7,591	-	10,300	-	-
Securities lending reinvested collateral	1,414	1,414	-	1,414	-	-
Separate Accounts	423,762	423,762	286,750	120,815	16,197	-

The fair value of bonds in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of publicly traded bonds in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Non-publicly traded bonds in Level 2 are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer. The fair value of municipal bonds in Level 3 not rated by third-party credit rating agencies, but receiving an NAIC designation is based on quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. The fair value of corporate bonds Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Other inputs for corporate bonds include an interest rate yield curve, as well published credit spreads for

14

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

similar assets that incorporate the credit quality and industry sector of the issuer. The fair value of LBASS in Level 2 is primarily based on valuation models utilizing quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads to determine fair value. Certain LBASS in Level 2 are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable. The fair value of LBASS in Level 3 is primarily based on non-binding broker quotes where the inputs have not been corroborated to be market observable.

The fair value of perpetual preferred stocks in Level 2 is based on the valuation methods described earlier in this note. Certain preferred stocks, which do not have readily determinable fair values, and are investments in investment companies are measured utilizing NAV as a practical expedient.

The fair value of common stocks in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of common stock in Levels 2 and 3 is based on the valuation methods described earlier in this note. Certain unaffiliated private common stocks carried at fair value, which do not have readily determinable fair values, and are investments in investment companies that measure their assets at fair value on a recurring basis, are reported utilizing NAV as a practical expedient and are excluded from the fair value hierarchy.

The fair value of mortgage loans on real estate in Level 3 is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral.

The fair value of cash equivalents in Level 1 is based on unadjusted quoted prices or daily quoted net asset values for identical assets in active markets the Company can access. The fair value of short-term investments in Level 1 is based on unadjusted quoted prices for identical assets in active markets the Company can access. The fair value of cash equivalents and short-term investments in Level 2 is based on quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of derivatives in Levels 2 and 3 is based on the valuation methods described earlier in this note.

The fair value of unaffiliated surplus notes in Level 2 is based upon quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

The fair value of reinvested collateral from securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of the assets of the Separate Account in Level 1 is based on actively traded mutual funds that have daily quoted net asset values that are readily determinable for identical assets the Company can access. The fair value of the assets of the Separate Accounts in Levels 2 and 3 is based on the valuation methods described earlier in this note.

Financial liabilities

Presented below are the aggregate fair value estimates and statement values of financial instruments:

(in thousands)	June 30, 2021
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$352,787	$284,572	$-	$-	$352,787	$-
Securities lending collateral	2,273	2,273	-	2,273	-	-
Derivatives	5,329	5,329	-	5,329	-	-

	December 31, 2020
Type of Financial Instrument	Aggregate Fair Value	Statement Value	(Level 1)	(Level 2)	(Level 3)	NAV
Deposit-type contracts	$385,058	$302,732	$-	$-	$385,058	$-
Securities lending collateral	76,033	76,033	-	76,033	-	-
Derivatives	5,808	5,808	-	5,808	-	-

The fair value of the liability for deposit-type contracts in Level 3 is generally based on the terms of the underlying contracts incorporating current market-based crediting rates for similar contracts that reflect the Company’s own credit risk. Immediate annuities without life contingencies are valued at the present value of future benefits using current market-based implied interest rates and reflect the Company’s own credit risk. Fixed annuities are valued at the account value less surrender charges.

The fair value of the liabilities for collateral related to securities lending in Level 2 is based on carrying value due to its short-term nature.

The fair value of derivatives in Level 2 is based on the valuation methods described earlier in this note.

15

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Off-balance-sheet financial instruments

The contractual amounts of off-balance-sheet financial instruments were as follows:

(in thousands)	June 30, 2021	December 31, 2020
Commitments to invest in limited partnership interests	$87,239	$98,858
Private placement commitments	21	21

5.	Income Taxes

The change in net deferred income tax comprises the following (this analysis is exclusive of nonadmitted assets, as the change in nonadmitted assets is reported separately from the change in net deferred income tax in the Statements of Changes in Capital and Surplus):

(in thousands)	June 30, 2021	December 31, 2020	Change
Total deferred tax assets (“DTAs”)	$111,120	$117,320	$(6,200)
Total deferred tax liabilities (“DTLs”)	46,523	49,370	(2,847)
Net DTAs (DTLs)	$64,597	$67,950	(3,353)

Tax effect of unrealized gains (losses)			2,075
Change in net deferred income tax			(1,278)
Tax effect of nonadmitted assets			131
Change in net deferred income tax relating to the provision			$(1,147)

	June 30, 2020	December 31, 2019	Change
Total DTAs	$116,319	$96,625	$19,694
Total DTLs	36,574	49,226	(12,652)
Net DTAs (DTLs)	$79,745	$47,399	32,346

Tax effect of unrealized gains (losses)			(11,212)
Change in net deferred income tax			21,134
Tax effect of nonadmitted assets			265
Change in net deferred income tax relating to the provision			$21,399

The provision for incurred income taxes were as follows as of June 30:

(in thousands)		2021		2020		Change
Current Income Tax
Federal	$	7,742	$	8,618	$	(876)
Federal income tax on net capital gains		12,810		(2,933)		15,743

Federal and foreign income taxes incurred	$	20,552	$	5,685	$	14,867

The provision for federal income taxes incurred was different from that which would have been obtained by applying the statutory federal income tax rate to income before taxes. The items causing this difference were as follows as of June 30:

($ in thousands)		2021	Effective Tax Rate		2020	Effective Tax Rate
Provision computed at statutory rate	$	22,322	21.0%	$	(14,580)	21.0%
Other		(623)	(0.6)		(1,134)	1.6
Change in net deferred income taxes		(1,147)	(1.1)		21,399	(30.8)

Total statutory income taxes	$	20,552	(19.3)%	$	5,685	(8.2)%

The Company joins the Corporation and its 144 domestic subsidiaries in the filing of a consolidated federal income tax return. The consolidated group has elected under Internal Revenue Code Section 1552(a)(2) to allocate the consolidated federal income tax liability based on each member’s federal income tax liability computed on a separate return basis, except all tax benefits resulting from operating losses and tax credits are allocated to the Company to the extent they can be utilized in the consolidated return.

6.	Capital and Surplus

Capital stock

The Company had 100,000 common shares authorized, issued and outstanding as of June 30, 2021 and December 31, 2020. All common shares had a par value of $25 per share. Changes to capital stock are further discussed under subsequent event note 10.

16

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Unassigned surplus

The components contributing to the cumulative increase or (reduction) of unassigned surplus were as follows:

(in thousands)	June 30, 2021	December 31, 2020
Nonadmitted assets	$(35,996)	$(39,085)
Asset valuation reserve	(143,327)	(137,711)
Net unrealized capital gains (losses) less capital gains tax	112,249	104,445

7.	Liabilities, Contingencies and Assessments

Contingent commitments

Refer to Note 4, Fair Value Measurements – Off-balance-sheet financial instruments, for information regarding contingent commitments to invest.

8.	Reinsurance

The effects of reinsurance on premiums and annuity considerations, and benefits for the six months ended June 30 were as follows:

(in thousands)	2021	2020
Premiums and annuity considerations
Direct	$92,473	$91,675
Assumed	239	188
Ceded:
ALIC	(2,269)	(2,302)
Non-affiliates	(6,572)	(5,339)

Total ceded	(8,841)	(7,641)

Premiums and annuity considerations, net of reinsurance	$83,871	$84,222

(in thousands)	2021	2020
Benefits
Direct	$230,564	$225,989
Assumed	588	340
Ceded:
ALIC	(17,846)	(9,330)
Non-affiliates	(36,976)	(25,827)

Total ceded	(54,822)	(35,157)

Benefits, net of reinsurance	$176,330	$191,172

Reserve credits taken for all reinsurance agreements were $1.64 billion and $1.65 billion as of June 30, 2021 and December 31, 2020, respectively.

9.	Other Items

Scottish Re (U.S.), Inc. (“SRUS”)

On December 14, 2018, the Delaware Insurance Commissioner placed SRUS under regulatory supervision. On March 6, 2019, the Chancery Court of the State of Delaware entered a Rehabilitation and Injunction Order in response to a petition filed by the Insurance Commissioner.

In 2019, ALIC, on behalf of itself and its affiliates including the Company, joined in a joint motion filed on behalf of several affected parties asking the court to allow a specified amount of offsetting claim payments and losses against premiums remitted to SRUS. The motion was resolved by the implementation of a stipulated offset “protocol” that permits cedents to continue to offset claim payments and losses against premiums subject to certain limitations and reservations of rights by the receiver. The Company and ALIC also filed a separate motion related to the reimbursement of claim payments where SRUS is also acting as administrator. This motion resulted in the receiver’s agreement to refund advances made by the Company to SRUS’ administrator from collected premiums. On June 30, 2020, the receiver filed a proposed Plan of Rehabilitation (“Plan”) for consideration by the Court. Following several months of negotiations and discussions with SRUS’ cedents and retrocessionaires, the receiver filed an amended draft Plan on March 16, 2021. The receiver thereafter informed the Court that they would be revising the Plan further, and on July 26, 2021, the receiver filed an outline of anticipated Plan modifications. A revised Plan has not been filed, and no hearing has been scheduled. However, at the instruction of the Court, the receiver and the stakeholders have negotiated a proposed discovery and briefing schedule that is expected to culminate in a final Plan approval hearing during the first half of 2022. The parties are currently awaiting instruction from the Court on the legal standard that will be applied to the Court’s evaluation of the Plan.

The Company continues to monitor SRUS for future developments and will reevaluate its allowance for uncollectible amounts as new information becomes available.

17

 ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

 NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (UNAUDITED)

 PERIOD ENDED JUNE 30, 2021

Novel Coronavirus Pandemic or COVID-19 (“Coronavirus”)

The Coronavirus resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including travel restrictions, government-imposed shelter-in-place orders, quarantine periods, social distancing and restrictions on large gatherings. These measures have moderated in 2021 as vaccines have become more widely available in the United States. There is no way of predicting with certainty how long the pandemic might last. The Company continues to closely monitor and proactively adapt to developments and changing conditions. Currently, it is not possible to reliably estimate the impact to the Company’s operations, but the effects could be material.

10.	Events Subsequent

Sale of the Company

On January 26, 2021, AIC and Allstate Financial Insurance Holdings Corporation (“AFIHC”) entered into a Stock Purchase Agreement with Everlake US Holdings Company (formerly Antelope US Holdings Company), an affiliate of an investment fund associated with The Blackstone Group Inc. to sell ALIC and certain affiliates. On March 29, 2021, ALIC, AIC, Allstate AIH and AFIHC entered into a Stock Purchase Agreement (“ALNY Purchase Agreement”) with Wilton Reassurance Company (“WRAC”) to sell the Company and Intramerica Life Insurance Company, a wholly owned subsidiary of AFIHC. In September 2021, the Company’s Board of Directors authorized up to 175,000 of new shares of common capital stock at a par value of $25 per share. Under the terms of the ALNY Purchase Agreement, immediately prior to the consummation of the sale of the Company, the Company issued 87,936 of the newly authorized shares to AIH in exchange for $660 million. As of September 30, 2021, necessary state regulatory approvals were received and the sale was completed on October 1, 2021, at which time all of the Company’s shares including the newly authorized shares issued to AIH were sold to WRAC, and WRAC became the parent of the Company and Intramerica Life Insurance Company.

Immediately prior to the sale of the Company, the Company entered into a coinsurance agreement with an affiliate, American Heritage Life (“AHL”). Cash and invested assets in the amount of $20 million, net of a ceding commission from AHL of $16 million, were transferred to AHL. Life and accident and health reserves in the amount of $37 million were ceded to AHL under the agreement. In connection with the coinsurance agreement, a trust agreement among the Company, AHL and Bank of New York Mellon as trustee, in the amount of 100% of the statutory reserves ceded was established with assets qualifying under New York Regulation 114. The existence of the trust allows the Company to report a reserve credit in the amount of the ceded reserves.

Also immediately prior to the sale of the Company, the Company entered into a Reinsurance Termination and Recapture Agreement (“RTRA”) with ALIC. Under the RTRA, the Company recaptured approximately $5 million of reserves representing 100% of the business under two existing reinsurance agreements and terminated a third reinsurance agreement related to reinvestment risk. The termination of the reinsurance agreement that ceded reinvestment related risk on certain structured settlement annuities (“SSAs”) to ALIC resulted in reporting $1.30 billion of asset adequacy reserves on Exhibit 5 since the risk is no longer ceded to ALIC. As prescribed by the NYDFS in accordance with 11 CRR-NY 95.10 of New York Codes, Rules and Regulations, asset adequacy reserves related to certain SSAs are reported in Exhibit 5. The Company received $9 million in cash in settlement of the RTRA with $4 million related to the recaptured business and $5 million related to the settlement of accrued premiums and benefits upon termination of the reinvestment related agreement. Following the termination of the reinvestment related agreement, the Company, ALIC and The Bank of New York agreed to terminate the Credit for Reinsurance Trust Agreement (“Trust”). The Trust was established for the benefit of the Company in connection with the reinvestment related agreement under the provisions of 11 CRR-NY 126 of New York Codes, Rules and Regulations (New York Regulation 114).

The ALNY Purchase Agreement specified that certain investments be sold or transferred prior to the sale closing. The following investment transactions occurred during the third quarter of 2021 with affiliates as part of meeting this requirement:

•	Preferred stocks, common stocks, mortgage loans and other invested assets with fair values of $285 million were transferred to AIC in exchange for cash;
•	Mortgage loans with fair values of $307 million were transferred to ALIC in exchange for mortgage loans, other invested assets and cash;
•	Cash of $19 million was transferred to AHL in exchange for mortgage loans.

Immediately subsequent to the sale of the Company, the Company entered into a coinsurance funds withheld agreement and ceded life and payout annuity policies to WRAC, its parent. The agreement consisted of an initial settlement to WRAC in the amount of $4.59 billion, inclusive of a ceding commission to be paid by the Company of $183 million. A portion of the initial settlement, in the amount of $4.12 billion, remained in a funds withheld account at the Company. Life and annuity reserves in the amount of $4.38 billion were ceded to WRAC under the agreement.

An evaluation of subsequent events was made through October 29, 2021, the date the unaudited statutory-basis financial statements were available to be issued. There were no other significant subsequent events requiring adjustment to or disclosure in the unaudited statutory-basis financial statements.

* * * * * *

18

Wilton Reassurance Life

Company of New York

Financial Statements—Statutory-Basis as of and

for the Years Ended December 31, 2020, 2019 and 2018,

and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors of

Wilton Reassurance Life Company of New York:

We have audited the accompanying statutory-basis financial statements of Wilton Reassurance Life Company of New York (the “Company”), which comprise the balance sheets—statutory-basis as of December 31, 2020, 2019, and 2018 and the related statements of operations—statutory-basis, changes in capital and surplus—statutory-basis, and cash flows—statutory-basis for the years then ended, and the related notes to the statutory-basis financial statements.

Management’s Responsibility for the Statutory-Basis Financial Statements

Management is responsible for the preparation and fair presentation of these statutory-basis financial statements in accordance with the accounting practices prescribed or permitted by the New York State Department of Financial Services (the “Department”). Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these statutory-basis financial statements based on our audits. We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statutory-basis financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statutory-basis financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the statutory-basis financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the statutory-basis financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statutory-basis financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

As described in Note 1 to the statutory-basis financial statements, the statutory-basis financial statements are prepared by the Company using accounting practices prescribed or permitted by the Department, which is a basis of accounting other than accounting principles generally accepted in the United States of America, to meet the requirements of the Department.

The effects on the statutory-basis financial statements of the variances between the statutory-basis of accounting described in Note 1 to the statutory-basis financial statements and accounting principles generally accepted in the United States of America are also described in Note 1 to the statutory-basis financial statements.

Adverse Opinion on Accounting Principles Generally Accepted in the United States of America

In our opinion, because of the significance of the matter discussed in the Basis for Adverse Opinion on Accounting Principles Generally Accepted in the United States of America paragraph, the statutory-basis financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2020, 2019, and 2018, or the results of its operations or its cash flow for the years then ended.

Opinion on Statutory-Basis of Accounting

In our opinion, the statutory-basis financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital and surplus of the Company as of December 31, 2020, 2019, and 2018 and the results of its operations and its cash flows for the years then ended, in accordance with the accounting practices prescribed or permitted by the Department as described in Note 1 to the statutory-basis financial statements.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 12, 2021

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

BALANCE SHEETS—STATUTORY-BASIS

AS OF DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars, except share amounts)

	2020	2019
ADMITTED ASSETS

Cash and Invested Assets:
Bonds	$682,887	$734,126
Preferred stocks	38,792	34,657
Common stocks	595	-
Mortgage loans on real estate	15,363	12,988
Cash, cash equivalents, and short-term investments	15,886	13,790
Policy loans	11,676	12,261
Other invested assets	81,337	47,240

Total cash and invested assets	846,536	855,062

Accrued investment income	5,516	6,033
Deferred and uncollected life premiums—net of loading of $0 and $0 at December 31, 2020 and 2019, respectively	1,493	1,569
Reinsurance recoverable	13,392	1,864
Net deferred tax assets	5,366	5,019
Other assets	1,661	1,601
Separate account assets	964	749

Total admitted assets	$874,928	$871,897

LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
Policy and contract liabilities:
Life, annuity and accident & health reserves	$720,072	$708,439
Policy and contract claims	12,964	7,950
Policyholders’ funds	10,545	10,072

Total policy and contract liabilities	743,581	726,461

Other amounts payable on reinsurance	706	260
Interest maintenance reserve	10,591	8,587
Commissions and expense allowances on reinsurance assumed	(105)	(104)
Accounts payable and general expenses due and accrued	11,700	11,559
Current federal income taxes	666	1,462
Amounts withheld or retained by company as agent or trustee	638	609
Remittances not allocated	2,971	(29)
Asset valuation reserve	14,691	8,742
Reinsurance in unauthorized and certified companies	2,220	2,086
Funds held under reinsurance treaties	2,940	3,141
Payable to parent and affiliates	539	404
Payable for securities	-	3,463
Other liabilities	1,604	1,330
Separate account liabilities	964	749

Total liabilities	793,706	768,720

Capital and Surplus:
Common stock, $4.55 par value—authorized, 1,100,000 shares; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	7,173	29,128

Total capital and surplus	81,222	103,177

Total liabilities and capital and surplus	$874,928	$871,897

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019

PREMIUMS AND OTHER REVENUES:
Life and annuity premiums	$10,578	$10,975
Consideration for supplementary contracts with life contingencies	1,014	409
Net investment income	42,217	43,435
Amortization of interest maintenance reserve	1,805	1,759
Commissions and expense allowances on reinsurance ceded	934	1,218
Other revenues—net	(330)	(555)

Total premiums and other revenues	56,218	57,241

BENEFITS PAID OR PROVIDED:
Death benefits	12,172	9,181
Annuity benefits	12,552	7,734
Surrender benefits and withdrawals	22,187	26,219
Payments on supplementary contracts with life contingencies	1,404	1,322
Interest and adjustments on contract or deposit-type contract funds	(417)	(104)
Change in life, annuity and accident & health reserves	7,225	(15,634)
Other benefits	236	602

Total benefits paid or provided	55,359	29,320

INSURANCE EXPENSES AND OTHER:
Commissions and expense allowances	352	628
General insurance expenses	10,407	9,226
Insurance taxes, licenses, and fees	1,217	1,717
Net transfer to or (from) separate accounts	(4)	(71)
Other	393	(321)

Total insurance expenses and other	12,365	11,179

GAIN (LOSS) FROM OPERATIONS BEFORE FEDERAL INCOME TAXES AND NET REALIZED CAPITAL LOSSES	(11,506)	16,742

FEDERAL INCOME TAX EXPENSES (BENEFITS)	(646)	3,562

GAIN (LOSS) FROM OPERATIONS BEFORE NET REALIZED CAPITAL LOSSES	(10,860)	13,180

NET REALIZED CAPITAL GAINS (LOSSES)	(846)	(268)

NET GAIN (LOSS)	$(11,706)	$12,912

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

			Unassigned	Total

	Common	Paid-In	Surplus	Capital and

	Stock	Surplus	(Deficit)	Surplus

BALANCES—DECEMBER 31, 2018	$2,503	$71,546	$25,999	$100,048

Net gain	-	-	12,912	12,912

Change in unrealized capital gains, less capital gains tax of $137	-	-	517	517

Change in net deferred income tax	-	-	997	997

Change in nonadmitted assets	-	-	(475)	(475)

Change in liability for reinsurance in unauthorized and certified companies	-	-	820	820

Change in asset valuation reserve	-	-	(1,637)	(1,637)

Dividend to stockholder	-	-	(10,005)	(10,005)

BALANCES—DECEMBER 31, 2019	2,503	71,546	29,128	103,177

Net loss	-	-	(11,706)	(11,706)

Change in unrealized capital gains, less capital gains tax of $358	-	-	1,345	1,345

Change in net deferred income tax	-	-	4,043	4,043

Change in nonadmitted assets	-	-	(3,652)	(3,652)

Change in liability for reinsurance in unauthorized and certified companies	-	-	(134)	(134)

Change in reserve on account of change in valuation basis	-	-	(5,902)	(5,902)

Change in asset valuation reserve	-	-	(5,949)	(5,949)

BALANCES—DECEMBER 31, 2020	$2,503	$71,546	$7,173	$81,222

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019
OPERATIONS:
Premiums collected net of reinsurance	$11,695	$11,408
Net investment income received	41,148	41,660
Miscellaneous income received (loss paid)	(6,916)	1,642
Benefits and losses paid	(48,371)	(45,303)
Net transfers from separate accounts	4	71
Commissions and expenses paid	(12,104)	(5,848)
Federal income taxes received (paid)	(1,412)	(4,282)

Net cash provided by (used in) operations	(15,956)	(652)

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments of investments:
Bonds	158,427	189,714
Stocks	16,228	17,399
Mortgage loans on real estate	525	25
Other invested assets	5,183	2,946
Miscellaneous proceeds	-	3,703

Total investment proceeds	180,363	213,787

Cost of investments acquired:
Bonds	102,278	162,035
Stocks	20,288	17,926
Mortgage loans on real estate	2,900	13,013
Other invested assets	37,520	30,319
Miscellaneous applications	3,632	-

Total cost of investments acquired	166,618	223,893

Increase (decrease) in policy loans	(542)	(531)

Net cash provided by (used in) investment activities	14,287	(9,575)
FINANCING AND MISCELLANEOUS ACTIVITIES—Other provided (applied):
Net inflow (withdrawal) on deposit type contracts	473	(837)
Dividends to stockholder	-	(10,005)
Other cash provided (applied)	3,292	(1,623)

Net cash provided by (used in) financing and miscellaneous activities	3,765	(12,465)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	2,096	(22,692)
CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
Beginning of year	13,790	36,482

End of year	$15,886	$13,790

(Continued)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOWS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

	2020	2019

CASH FLOW INFORMATION FOR NON-CASH TRANSACTIONS:
Exchanges of Invested Assets reported as purchases and sales	8,721	-

See accompanying notes to financial statements—statutory-basis.		(Concluded	)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

(Amounts in thousands of US Dollars)

1.     NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

The Company is party to a services agreement (the Services Agreement) with its affiliate, Wilton Re Services, Inc. (Wilton Re Services), pursuant to which Wilton Re Services provides certain accounting, actuarial and administrative services.

Use of Estimates—The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and decreases in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP).

Important accounting practices prescribed by the Department and the more significant variances from GAAP are:

Investments—Investments in bonds and preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments are designated at purchase as trading and reported at fair value, with unrealized holding gains and losses reported in operations. Fair value for statutory purposes, as with GAAP, is based on quoted market prices while the fair value of private placements and credit tenant loans is obtained from independent third-party dealers.

For statutory purposes, all securities that represent beneficial interests in securitized assets (e.g. mortgage backed securities and asset backed securities), are adjusted using the retrospective method when there is a change in estimated future cash flows. For loan-backed or structured securities if it is determined that an other-than-temporary credit impairment has occurred, the amortized cost basis of the security is written down to the present value of estimated future cash flows discounted using the effective interest rate inherent in the security. For all other investments in bonds and stocks, the retrospective method is used. If it is determined that a decline in fair value is other than temporary or the Company has the intent to sell, the cost basis of the security is written down to fair value. For GAAP, no other-than-temporary impairments are recognized as all securities are recorded at fair value with changes in fair value reported as unrealized gains and losses in operations.

Valuation Reserves—Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to expected maturity of the securities sold. That net deferral is recorded by the Company as the interest maintenance reserve (IMR) in the balance sheets—statutory-basis. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Value of Business Acquired (VOBA)—The excess statutory reserves assumed over the fair value of assets transferred in connection with the acquisition of blocks of business via reinsurance transactions is expensed. For GAAP, an intangible asset referred to as VOBA is established representing the contractual right to receive future profits from the acquired insurance policies or reinsurance contracts. The Company amortizes VOBA in proportion to premiums for traditional life products and in proportion to estimated gross profits (EGPs) for interest sensitive life products. The EGPs and related amortization of VOBA for interest sensitive life products are updated (unlocked) periodically to reflect revised assumptions for lapses, mortality and investment earnings. The Company performs periodic tests to establish that VOBA associated with traditional life products remains recoverable, and if financial performance significantly deteriorates to the point where VOBA is not recoverable, a cumulative charge to current operations will be recorded.

Nonadmitted Assets—Certain assets designated as “nonadmitted,” principally past-due agents’ balances, deferred taxes, and other assets not specifically identified as admitted assets within the NAIC Accounting Practices and Procedures Manual, are excluded from the balance sheets—statutory-basis and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent these assets are not impaired.

Universal Life and Annuity Policies—Revenues for universal life and annuity policies with mortality risk consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Life and Annuity Reserves—Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance—A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets, as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs, as would be required under GAAP.

Deferred Income Taxes—The recoverability of deferred tax assets is evaluated and when considered necessary, a statutory valuation allowance is established to reduce the gross deferred tax asset to an amount which is more likely than not to be realized. Adjusted gross deferred tax assets are admitted in an amount equal to the sum of: (a) federal income taxes paid in prior years that can be recovered through loss carry-backs for existing temporary differences not to exceed three years from the balance sheet date; (b) the lesser of: (i) the remaining gross deferred tax assets expected to be realized in a timeframe consistent with NAIC standards; or (ii) a percentage of surplus consistent with NAIC standards, excluding any net deferred tax assets, electronic data processing (EDP) equipment and operating software; and (c) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted.

Under GAAP, state taxes are included in the computation of deferred taxes and a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Statements of Cash Flows—Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with maturities at acquisition of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with maturities at acquisition of three months or less.

A reconciliation of net gain (loss) and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

	Net Gain (Loss)		Capital and Surplus
	Year Ended December 31		As of December 31
	2020	2019	2020	2019

Statutory-basis amounts	$(11,706)	$12,912	$81,222	$103,177
Add (deduct) adjustments:
Premiums—net of reinsurance and loading	(8,961)	(8,762)	(815)	(830)
Policy fees and charges	8,575	8,746	-	-
Investment adjustments to fair value	17,867	46,472	72,728	56,828
Amortization of VOBA	(3,074)	(2,114)	24,482	27,556
Commissions-net	1,517	-	-
Policyholder benefits	14,000	8,352	-	-
Surrenders and withdrawals	21,611	25,804	-	-
Interest credited to policyholders	(27,081)	(25,177)	1,431	11
Reserves—net of ModCo receivable	8,041	(12,936)	71,755	49,188
Realized gains	3,876	3,118	-	-
Deferred taxes	(4,041)	(7,601)	(40,497)	(32,770)
IMR/AVR	(1,805)	(1,759)	25,282	17,328
Reinsurance in unauthorized companies	-	-	2,220	2,086
Non admitted assets	-	-	14,633	10,981
Prepaid reinsurance	33	(15)	856	889
Other	-	1	22	22

GAAP-basis amounts	$18,852	$47,041	$253,319	$234,466

Other significant accounting practices are as follows:

Investments—Bonds, common stocks, preferred stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

●

Bonds not backed by other loans are stated at amortized cost using the interest (constant yield) method. Bonds that are in or near default are stated at fair value. For other-than-temporary impairments, the cost basis of the bond is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

●	Common stocks are valued at fair value.

●

Mortgage-backed/asset-backed securities are valued at amortized cost using the interest (constant yield) method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

●

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value. There are no restrictions on common or preferred stock.

●	Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

●	Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage Loans on real estate are stated at their aggregate unpaid balances, excluding accrued interest.

The Company has minority ownership investments in limited partnerships, which are classified as other invested assets on the balance sheets—statutory-basis. The Company values these interests based on its proportionate share of the underlying audited GAAP equity of the investee or, if audited GAAP basis financial statements are not available for the investee, may be recorded based on the underlying audited U.S tax basis equity, in accordance with Statements of Statutory Accounting Principles (SSAP) No. 48—Joint Ventures, Partnerships and Limited Liability Companies.

The investment is recorded at cost, plus subsequent capital contributions, and adjusted for the Company’s share of the investee’s audited GAAP basis earnings or losses and other equity adjustments, less distributions received. Distributions are recognized in net investment income to the extent they are not in excess of the undistributed accumulated earnings attributed to the investee. Distributions in excess of the undistributed accumulated earnings reduce the Company’s basis in the investment.

Policy loans are reported at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rates.

Realized capital gains and losses are determined using the first in first out (FIFO) method.

Changes in admitted asset carrying amounts are credited or charged directly to unassigned surplus, net of taxes.

Premiums and Related Costs—Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, also are recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Benefits—Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Department. Where the Company employs mean reserving, the Company waives the deduction of deferred fractional premiums on the death of life and annuity policy insureds. The Company returns any unearned premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates (2.25% to 6.00%) and mortality assumptions (Commissioners’ Standard Ordinary mortality tables, 1941, 1958, 1980 and 2001) as prescribed by regulatory authorities.

The Company typically uses interpolated terminal reserves to adjust the calculated terminal reserve to the appropriate reserve. Interpolated terminal reserves are determined by interpolating between the appropriate terminal reserves and adding the fractional portion of the valuation net premium from the valuation date to the policyholder’s next premium due date. The Company may also use mean reserving if the valuation has not been transferred from the acquired company’s valuation.

The Company charges extra premiums for substandard lives, either as a table rating or as a flat extra premium. For substandard table ratings, both premiums and valuation mortality rates are multiplied by a fixed percentage that ranges from 125% to 500% of standard mortality rates. For flat extra premiums, reserves are increased by the unearned portion of the annual flat extra premium received.

The Company establishes additional reserves when the results of the annual asset adequacy analysis indicate the need for such reserves. The Company maintained net asset adequacy reserves of $58,000 and $40,000 at December 31, 2020 and 2019, respectively. The change in this reserve, included in the statements of operations—statutory-basis, was an increase of $18,000 and a decrease of $3,000 for 2020 and 2019, respectively, which was recorded in Change in life, annuity and accident & health reserves.

As of December 31, 2020 and 2019, reserves of $6,449 and $7,786, respectively, were recorded on inforce amounts of $875,208 and $967,647, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest has been determined by formula as described in the Annual Statement Instructions, adjusted to reflect fractional years of interest for material reinsurance transactions. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balance less applicable surrender charges.

Claim Reserves—Policy and contract claims are amounts due on claims, which were incurred as of December 31, but have not yet been paid. The accrual has two components: 1) claims in process of settlement as of December 31 and 2) claims not yet reported but estimable based on historical trend review of the claims reported after December 31 relating to claims incurred as of December 31.

Claims in the contestable period are reported at their full face value.

Federal Income Taxes—Federal income taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates and laws, subject to certain limitations and are recorded in surplus.

Reinsurance—Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Accounting Changes— During 2020, the NAIC adopted updates to various SSAPs including, but not limited to, SSAP No. 51R, Life Contracts, SSAP No. 52, Deposit-Type Contracts, and SSAP No. 61R, Life, Deposits and Accident and Health Reinsurance. This updated guidance requires additional disclosure of guaranteed separate account products to withdrawal, mortality risk on life contracts, and reinsurance contracts with risk-limiting features. The Company has provided all disclosures required by the relevant SSAPs.

The Company strengthened the valuation basis for its payout annuities and supplementary contracts to the current standard (3.25%, 2012 Individual Annuity Reserving (IAR)) in acknowledgment of the ongoing pressure on existing reserve levels caused by historically low interest rates. This change increased statutory reserves by $5,902 at December 31, 2020. The impact of this change in valuation was recorded in the statements of changes in capital and surplus.

2.     PRESCRIBED AND PERMITTED STATUTORY ACCOUNTING PRACTICES

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory-basis financial statements.

The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. The Department’s Insurance Regulation 172 requires the Company to record a write-in asset of $856 and $889 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy at December 31, 2020 and 2019, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2020	2019

Net gain (loss), State of New York basis	$(11,706)	$12,912
State prescribed practices (income) — Prepaid reinsurance — NYSID allowed under Circ Letter 11	33	(15)

Net gain (loss), NAIC SAP	$(11,673)	$12,897

Statutory capital and surplus, State of New York basis	$81,222	$103,177
State prescribed practices (surplus) — Prepaid reinsurance — NYSID allowed under Circ Letter 11	(856)	(889)

Statutory capital and surplus, NAIC SAP	$80,366	$102,288

3.     INVESTMENTS

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred stocks and common stocks are summarized as:

	Carrying	Gross Unrealized		Fair
At December 31, 2020	Value	Gains	Losses	Value

U.S. government and agencies	$25,508	$5,327	$-	$30,835
State and political subdivisions	45,130	12,865	-	57,995
Foreign sovereign	1,000	148	-	1,148
Corporate securities	287,099	38,927	(1,491)	324,535
Residential mortgage-backed securities	38,816	4,600	(56)	43,360
Commercial mortgage-backed securities	54,892	6,992	(132)	61,752
Asset backed securities	92,381	6,915	(2,239)	97,057
Collateralized debt obligations	138,061	909	(9,222)	129,748

Total bonds	682,887	76,683	(13,140)	746,430

Preferred stocks	38,792	3,029	(109)	41,712
Common stocks	595	-	-	595

Total	$722,274	$79,712	$(13,249)	$788,737

	Carrying	Gross Unrealized		Fair
At December 31, 2019	Value	Gains	Losses	Value

U.S. government and agencies	$33,164	$3,417	$(175)	$36,406
State and political subdivisions	52,344	10,432	-	62,776
Foreign sovereign	3,192	89	-	3,281
Corporate securities	289,540	27,972	(1,091)	316,421
Residential mortgage-backed securities	58,868	3,907	(87)	62,688
Commercial mortgage-backed securities	66,192	5,212	(151)	71,253
Asset backed securities	104,232	6,073	(443)	109,862
Collateralized debt obligations	126,594	1,068	(3,321)	124,341

Total bonds	734,126	58,170	(5,268)	787,028

Preferred stocks	34,657	1,824	(26)	36,455

Total	$768,783	$59,994	$(5,294)	$823,483

At December 31, 2020 and 2019, bonds with an admitted asset value of $8,944 and $8,922, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
At December 31, 2020	Value	Losses	Value	Losses	Value	Losses

Corporate securities	15,475	(747)	6,610	(744)	22,085	(1,491)
Residential mortgage-backed securities	389	(56)	-	-	389	(56)
Commercial mortgage-backed securities	2,950	(53)	125	(79)	3,075	(132)
Asset backed securities	29,143	(1,693)	1,899	(546)	31,042	(2,239)
Collateralized debt obligations	36,811	(1,693)	63,144	(7,529)	99,955	(9,222)

Total bonds	84,768	(4,242)	71,778	(8,898)	156,546	(13,140)

Preferred stocks	3,271	(103)	169	(6)	3,440	(109)

Total	$88,039	$(4,345)	$71,947	$(8,904)	$159,986	$(13,249)

	Less Than 12 Months		12 Months or More		Total
		Gross		Gross		Gross
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
At December 31, 2019	Value	Losses	Value	Losses	Value	Losses

U.S. government and agencies	$398	$(2)	$1,826	$(173)	$2,224	$(175)
Corporate securities	9,979	(158)	17,645	(933)	27,624	(1,091)
Residential mortgage-backed securities	8,265	(40)	2	(47)	8,267	(87)
Commercial mortgage-backed securities	3,503	(100)	158	(51)	3,661	(151)
Asset backed securities	13,397	(128)	3,056	(315)	16,453	(443)
Collateralized debt obligations	44,290	(1,371)	40,728	(1,950)	85,018	(3,321)

Total bonds	79,832	(1,799)	63,415	(3,469)	143,247	(5,268)

Preferred stocks	3,538	(26)	-	-	3,538	(26)

Total	$83,370	$(1,825)	$63,415	$(3,469)	$146,785	$(5,294)

Management regularly reviews (at least quarterly) the value of the Company’s investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following is considered:

●	The length of time and extent to which the fair value has been below its cost;

●	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;

●	Management’s intent and ability to hold the security long enough for it to recover its value;

●	Valuation guidelines expressed in the applicable Statements of Statutory Accounting Principles;

●	Any downgrades of the security by a rating agency; and

●	Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized capital gains (losses) in the statements of operations—statutory-basis in the period the determination is made.

The Company recognized $622 and $0 of other-than-temporary impairments for the years ended December 31, 2020 and 2019, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2020, by contractual maturity, is as follows:

	Carrying	Fair
	Value	Value

Years to maturity:
0–1 year	$3,710	$3,717
1–5 years	55,547	59,918
5–10 years	57,382	66,327
10–20 years	73,895	91,002
over 20 years	168,203	193,549
Residential Mortgage-Backed Securities	38,816	43,360
Commercial Mortgage-Backed Securities	54,892	61,752
Asset-backed securities	92,381	97,057
Collateralized debt obligations	138,061	129,748

Total	$682,887	$746,430

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate—The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of December 31, 2020, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Carrying Value	% of Total

Texas	63.2%
South Carolina	18.9%
North Carolina	17.9%

The types of properties collateralizing the CMLs as of December 31, 2020, are as follows:

Percentage of Loan Portfolio Carrying Value	% of Total

Industrial	49.8%
Retail	18.9
Multi-family	17.9
Lodging	13.4

Total	100.0%

The maximum percentage of any one loan to the value of security at December 31, 2020, exclusive of insured, guaranteed, or purchase money mortgages, was 62.5%.

The contractual maturities of the CML portfolio as of December 31, 2020, are as follows:

Carrying
	Value	Percent

2021	$-	-%
2022	-	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	15,363	100.0

Total	$15,363	100.0%

One new commercial mortgage loan was originated in 2020 with an average interest rate for the period of 3.78%. Fire insurance is required on all properties covered by mortgage loans at least equal to the excess of the loan over maximum loan which would be permitted by law on the land without the buildings. The Company’s recorded investment in mortgage loans totaled $15,363 and $12,988 as of December 31, 2020 and 2019, respectively, and consisted entirely of loans classified as “mortgage loans on real estate”. No interest rates were reduced on outstanding mortgage loans during 2020 and 2019. During 2020 and 2019, the Company incurred no impairments on mortgage loans.

The Company’s CML portfolio has been classified based on NAIC commercial mortgage loan ratings which are calculated based on loan-to-value and debt service coverage. The rating system classifies loans into the following categories: CM1, CM2, CM3, CM4, CM5, CM6 and CM7 with those rated CM1 having the highest ratings. Commercial mortgage loans rated CM1 though CM5 are performing.

Commercial mortgage loans rated CM6 and CM7 are not performing. Classification of the Company’s mortgage loan portfolio as of December 31, 2020 is shown in the table below:

Carrying
Value

CM1—Very good	$4,965
CM2—Good	-
CM3—Acceptable	10,398
CM4—Potential weakness	-
CM5—Severe weakness	-
CM6—90+ days delinquent	-
CM7—In process of foreclosure	-

Total mortgage loans on real estate	$15,363

Separately from the above designations, at least annually, the Company’s management evaluates various metrics of each loan, including, but not limited to, payment history, loan to value, debt service coverage, vacancy, and location. The portfolio is also reviewed for other-than-temporary impairments quarterly.

At December 31, 2020, the Company’s mortgage loan balances are classified as current.

Net Investment Income—Major categories of the Company’s net investment income are summarized as follows:

	Year Ended December 31
	2020	2019

Income:
Bonds	$34,742	$39,793
Preferred stocks	2,214	2,287
Commercial mortgage loans	517	84
Policy loans	1,021	1,075
Other invested assets	6,168	2,038
Short-term investments and cash	90	447

Total investment income	44,752	45,724

Expenses:
Investment expenses	2,217	2,134
Interest on funds held under reinsurance treaties	318	155

Total investment expenses	2,535	2,289

Net investment income	$42,217	$43,435

Proceeds and Realized Gains and Losses—The proceeds from sales, maturities, and transfers of investments in bonds, common stocks, preferred stocks, and mortgage loans, and the related capital gains and losses are as follows:

Proceeds	2020	2019

Bonds:

Proceeds from sales	$141,333	$166,956

Proceeds from dispositions other than sales	17,094	22,758

Total proceeds	$158,427	$189,714

Stocks:

Proceeds from sales	$13,882	$11,452

Proceeds from dispositions other than sales	2,346	5,947

Total proceeds	$16,228	$17,399

Mortgage loans on real estate:

Proceeds from sales	$-	$-

Proceeds from dispositions other than sales	525	25

Total proceeds	$525	$25

Realized gains and losses

Bonds:

Gross realized capital gains on sales	$5,382	$4,072

Gross realized capital losses on sales	(1,209)	(1,008)

Net realized capital gains (losses) on sales	4,173	3,064

Impairments on bonds	(599)	-

Total bonds	3,574	3,064

Preferred stocks—Gross realized capital gains (losses) on sales	670	176

Other invested assets:

Gross realized capital gains (losses) on sales	4	94

Impairments on other invested assets	(23)	-

Total other invested assets	(19)	94

Realized capital gains (losses) before federal income taxes and transfer to IMR	4,225	3,334

Amount transferred to IMR	(3,809)	(2,655)

Federal income tax expense	(1,262)	(947)

Net realized capital gains (losses)	$(846)	$(268)

Credit Risk Concentration—The Company had investments in two corporate entities that exceeded 10% of capital and surplus at December 31, 2020.

4.	FAIR VALUES

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments in the statutory-basis financial statements and notes thereto:

Cash, Cash Equivalents, and Short-Term Investments—The carrying amounts reported in the balance sheets—statutory-basis for these financial instruments approximate their fair values.

Investment Securities—Fair values for investment securities are based on market prices, or in the absence of published unit prices, or when amortized cost is used as the unit price, quoted market prices by other third-party organizations, where available. In some cases, such as private placements and certain mortgage-backed and asset backed securities, fair values are based on discounted expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage Loans on Real Estate—Fair values were determined by discounting expected cash flows based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics were aggregated in the calculations.

Other Invested Assets—Other invested assets are comprised of private equity interests and limited partnerships. The carrying amounts represent the Company’s share of the entity’s underlying equity and approximate their fair values. Limited partnership interests are determined by the net asset values of the Company’s ownership interest as provided in the financial statements of the investees.

Policy Loans—Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy, and contract reserves, which approximates fair value.

Annuities-Deferred and Without Life Contingencies—Fair values for the Company’s annuities-deferred and without life contingencies are estimated using discounted cash flow calculations using interest rates equal to the risk-free rate plus a credit spread based on the Company’s credit rating.

The fair values of the Company’s liabilities for insurance contracts other than annuities-deferred and without life contingencies are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including noninvestment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company’s liability.

The following table presents the carrying values and fair values of the Company’s financial instruments:

	December 31
	2020		2019
	Carrying	Fair	Carrying	Fair
Assets/Liabilities	Value	Value	Value	Value

Financial assets:
Bonds	$682,887	$746,430	$734,126	$787,028
Preferred stocks	38,792	41,712	34,657	36,455
Common stocks	595	595	-	-
Cash, cash equivalents and short term investments	15,886	15,886	13,790	13,790
Commercial mortgage loans	15,363	16,012	12,988	13,156
Policy loans	11,676	11,676	12,261	12,261
Other invested assets*	21,916	27,534	19,854	21,813
Separate account assets	964	964	749	749

Financial liabilities:
Annuities–deferred and without life contingencies	$521,900	$735,855	$527,237	$646,124
Separate account liabilities	964	964	749	749

* Excludes limited partnership investments of $59,421 and $27,386 accounted for under the equity method

The Company determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and prioritize observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and, where appropriate, risk margins.

The Company has categorized its financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three-level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair value of financial assets and liabilities are categorized as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury Securities and non-interest-bearing cash.

Level 2—Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3—Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the balance sheets—statutory-basis.

The Company owns a limited number of corporate bonds, preferred stocks and hybrid securities that are in or near default and as such are rated 6 by the NAIC. These securities are required to be reported at the lower of fair value or amortized cost. The fair values of these publicly-traded securities are based on quoted market prices from widely used pricing sources such as ICE Data Services\IDC (Interactive Data Corp) or Refinitiv (formerly known as Reuters\EJV), and also may be obtained from independent third-party dealers. These securities fall within Level 2 of the fair value hierarchy.

The carrying value and fair value of the Company’s financial instruments as of December 31, 2020 and 2019 were as follows:

	Carrying	Fair
December 31, 2020	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$25,508	$30,835	$10,370	$20,465	$-
State and political subdivisions	45,130	57,995	-	52,180	5,815
Foreign sovereign	1,000	1,148	-	1,148	-
Corporate securities	287,099	324,535	-	294,225	30,310
Residential mortgage-backed securities	38,816	43,360	-	43,360	-
Commercial mortgage-backed securities	54,892	61,752	-	61,752	-
Asset backed securities	92,381	97,057	-	73,232	23,825
Collateralized debt obligations	138,061	129,748	-	118,982	10,766

Total bonds	682,887	746,430	10,370	665,344	70,716

Preferred stocks	38,792	41,712	-	41,712	-
Common stock	595	595	-	-	595
Cash, cash equivalents, and short-term investments	15,886	15,886	15,886	-	-
Other invested assets*	21,916	27,534	-	16,342	11,192
Commercial mortgage loans	15,363	16,012	-	-	16,012
Policy loans	11,676	11,676	-	-	11,676
Separate accounts	964	964	-	964	-

Total financial assets	$788,079	$860,809	$26,256	$724,362	$110,191

Financial liabilities—annuities-deferred and without life contingencies	$521,900	$735,855	$-	$-	$735,855
Separate accounts	964	964	-	964	-

Total financial liabilities	$522,864	$736,819	$-	$964	$735,855

* Excludes limited partnership investments of $59,421 accounted for under the equity method.

	Carrying	Fair
December 31, 2019	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$33,164	$36,406	$10,076	$26,330	$-
State and political subdivisions	52,344	62,776	-	57,017	5,759
Foreign sovereign	3,192	3,281	-	3,281	-
Corporate securities	289,540	316,421	-	291,373	25,048
Residential mortgage-backed securities	58,868	62,688	-	62,688	-
Commercial mortgage-backed securities	66,192	71,253	-	71,253	-
Asset backed securities	104,232	109,862	-	87,831	22,031
Collateralized debt obligations	126,594	124,341	-	113,692	10,649

Total bonds	734,126	787,028	10,076	713,465	63,487

Preferred stocks	34,657	36,455	-	36,455	-
Cash, cash equivalents, and short-term investments	13,790	13,790	13,790	-	-
Other invested assets*	19,854	21,813	-	4,070	17,743
Commercial mortgage loans	12,988	13,156	-	-	13,156
Policy loans	12,261	12,261	-	-	12,261
Separate accounts	749	749	-	749	-

Total financial assets	$828,425	$885,252	$23,866	$754,739	$106,647

Financial liabilities—annuities-deferred and without life contingencies	$527,237	$646,124	$-	$-	$646,124
Separate accounts	749	749	-	749	-

Total financial liabilities	$527,986	$646,873	$-	$749	$646,124

* Excludes limited partnership investments of $27,386 accounted for under the equity method.

We obtain our Level 3 fair value measurements from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are nonbinding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability.

5.	REINSURANCE

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,500.

The effect of reinsurance on life and accident and health premiums written and earned for the years ended December 31, 2020 and 2019, are as follows:

	Written and Earned
	2020	2019

Direct premiums	$44,629	$45,132
Assumed premiums	958	919
Ceded premiums:
Affiliates	(14,780)	(15,428)
Non-affiliates	(20,229)	(19,648)

Net premiums	$10,578	$10,975

The Company’s ceded reinsurance arrangements reduced certain other items in the statutory-basis financial statements by the following amounts:

	2020	2019

Benefits paid or provided:
Affiliates	$50,924	$42,832
Nonaffiliates	28,995	18,576

Total benefits paid or provided	$79,919	$61,408

Policy and contract liabilities:
Affiliates	$7,210	$13,777
Nonaffiliates	6,447	3,782

Total policy and contract liabilities	$13,657	$17,559

The inforce as of December 31, 2020 and 2019 is reduced by reinsurance arrangements ceded as follows:

	2020	2019

Inforce:
Affiliates	$2,401,757	$2,588,605
Nonaffiliates	4,259,001	4,672,084

Total inforce	$6,660,758	$7,260,689

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At December 31, 2020 and 2019, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	FEDERAL INCOME TAXES

WRAC, along with its life insurance subsidiaries, files a consolidated federal income tax return. Companies included in the consolidated return are as follows:

●	Wilton Reassurance Company
●	Wilton Reassurance Life Company of New York
●	Texas Life Insurance Company
●	Wilcac Life Insurance Company
●	Redding Reassurance Company 3, LLC

The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon the separate return calculations with credit for net losses granted when utilized on a separate company basis or in consolidation.

Inter-company tax balances may be settled quarterly as the Company makes payments to, or receives payments from, WRAC for the amount the Company would have paid to, or received from, the Internal Revenue Service (IRS) had it not been a member of the consolidated tax group. The separate company provisions and payments are computed using the tax elections made by WRAC.

Pursuant to NY Circular Letter No. 1979-33 (December 20, 1979), in order to help assure the Company’s enforceable right to recoup federal income taxes in the event of future net losses, the Department has required that an escrow account consisting of assets eligible as an investment for the Company be established and maintained by its parent in an amount equal to the excess of the amount paid by the domestic insurer to the parent for federal income taxes over the actual payment made by the parent to the IRS. Escrow assets may be released to WRAC from the escrow account at such time as the permissible period for loss carrybacks has elapsed. The Company and WRAC established the required escrow agreement effective October 1, 2007. The escrow balance was $330 and $330 at December 31, 2020 and 2019, respectively.

The components of the net deferred tax assets (liabilities) at December 31 are as follows:

	2020			2019
	Ordinary	Capital	Total	Ordinary	Capital	Total

Gross deferred tax assets	$23,168	$3,378	$26,546	$18,333	$3,361	$21,694
Statutory valuation allowance	-	-	-	-	-	-

Adjusted gross deferred tax assets	23,168	3,378	26,546	18,333	3,361	21,694

Deferred tax assets nonadmitted	10,068	3,378	13,446	6,746	3,361	10,107

Subtotal net admitted deferred tax assets	13,100	-	13,100	11,587	-	11,587

Deferred tax liabilities	7,734	-	7,734	6,568	-	6,568

Net deferred tax assets (liabilities)	$5,366	$-	$5,366	$5,019	$-	$5,019

	Change During 2020
	Ordinary	Capital	Total

Gross deferred tax assets	$4,835	$17	$4,852
Statutory valuation allowance	-	-	-

Adjusted gross deferred tax assets	4,835	17	4,852

Deferred tax assets nonadmitted	3,322	17	3,339

Subtotal net admitted deferred tax assets	1,513	-	1,513

Deferred tax liabilities	1,166	-	1,166

Net deferred tax assets (liabilities)	$347	$-	$347

The amount of adjusted gross deferred tax assets admitted under SSAP No. 101 is as follows:

	2020			2019
	Ordinary	Capital	Total	Ordinary	Capital	Total

(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-	$-	$-	$-
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from	-	-	-	-	-	-
(a) above) after application of the threshold limitation	5,366	-	5,366	5,019	-	5,019
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	5,366	-	5,366	5,019	-	5,019
ii. Adjusted gross tax assets allowed per limitation threshold	-	-	11,378	-	-	14,724
(c) Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	7,734	-	7,734	6,568	-	6,568

Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$13,100	$-	$13,100	$11,587	$-	$11,587

	Change During 2020
	Ordinary	Capital	Total

a. Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-

b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from
(a) above) after application of the threshold limitation	347	-	347
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	-	-	-
ii. Adjusted gross tax assets allowed per limitation threshold	XXX	XXX	3,346
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	1,166	-	1,166

d. Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$1,513	$-	$1,513

Other admissibility criteria are as follows:

Description	2020	2019

Ratio percentage used to determine recovery period and threshold limitation amount	492.0%	760.8%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in 2(b) above	$75,856	$98,158

The Company’s tax planning strategies do not include the use of reinsurance.

The Company does not currently employ tax planning strategies to recognize the admission of deferred tax assets.

There are no temporary differences for which a deferred tax liability has not been established.

Current income taxes incurred consist of the following:

	2020	2019

Current income tax (benefit) expense	$(551)	$3,388
Return to provision true-up	(95)	174

Current income tax (benefit) expense incurred from operations	(646)	3,562

Current income tax (benefit) expense on realized gains and losses	1,262	947

Total current income tax (benefit) expense	$616	$4,509

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2020	2019	Change	Character

Deferred tax assets:
Insurance reserves	$14,130	$10,388	$3,742	Ordinary
Deferred acquisition costs	6,361	5,350	1,011	Ordinary
Unamortized purchase costs	39	92	(53)	Ordinary
Deferred capital losses	3,378	3,361	17	Capital
Other	2,638	2,503	135	Ordinary

Total deferred tax assets	26,546	21,694	4,852

Non-admitted deferred tax assets	13,446	10,107	3,339

Admitted deferred tax assets	13,100	11,587	1,513

Deferred tax liabilities:
Premium receivable	579	408	171	Ordinary
Nonaccrual of market discount	7,155	6,160	995	Ordinary

Total deferred tax liabilities	7,734	6,568	1,166

Net admitted deferred tax asset	$5,366	$5,019	$347

The change in net deferred income taxes including the tax effect of unrealized gains consists of the following:

	2020	2019	Change

Total deferred tax assets	$26,546	$21,694	$4,852
Total deferred tax liabilities	7,734	6,568	1,166

Net deferred tax asset	$18,812	$15,126	3,686

Tax effect on unrealized gains			357

Change in net deferred income tax			$4,043

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows:

	Year Ended December 31
	2020	2019

Provisions computed at statutory rate	$(2,329)	$3,658
IMR	421	188
Return to provision adjustment	24	11
Reserve valuation	(1,240)	-
Other	(303)	(345)

Total	$(3,427)	$3,512

Federal income tax incurred	$616	$4,509
Change in net deferred income taxes	(4,043)	(997)

At December 31, 2020, the Company has no operating or capital loss carryforwards.

On March 27, 2020, H.R. 748, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was signed into legislation which includes tax provisions relevant to businesses that during 2020 will impact taxes related to 2017, 2018 and 2019. Some of the significant changes are allowing the five-year carryback of net operating losses generated in 2018-2020 and the suspension of the 80% limitation of taxable income for net operating loss carryforwards for 2018-2020.

The aggregate amount of deposits reported as admitted assets under Section 6603 of the IRS Code was $0 as of December 31, 2020 and 2019.

The 2017–2020 tax years are open and subject to examination by the IRS.

7.	CAPITAL AND SURPLUS

Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2020 and 2019, the Company exceeded the RBC requirements.

WRNY is subject to statutory regulations of the State of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY can pay dividends of $7,173 in 2021 without prior regulatory approval.

The Company paid dividends to its stockholder of $0 and $10,005 in 2020 and 2019, respectively.

8.	RELATED-PARTY TRANSACTIONS

Through the Services Agreement, Wilton Re Services provides certain accounting, actuarial and administrative services to the Company. Expenses incurred relating to this agreement amounted to $1,600 and $1,095 for the years ended December 31, 2020 and 2019, respectively.

The Company reported amounts payable to its affiliate, Wilton Re Services, of $539 and $404 at December 31, 2020 and 2019, respectively.

Under the Services Agreement, the Company incurs charges related to employee compensation which includes a Long-Term Incentive Program (LTIP). A vesting period of three years applies after which final unit values are determined based on actual performance. The Company has been allocated a share of the expense with the LTIP payable carried as a component of accounts payable and general expenses due and accrued. Once the vesting period is complete and the LTIP awards are paid, the Company’s LTIP payable will be settled with Wilton Re Services. At December 31, 2020 and 2019, included within accounts payable and general expenses due and accrued in the balance sheets—statutory-basis, is the Company’s payable of $10,958 and $10,791, respectively, resulting in incurred expenses of $6,296 and $5,050 for the years ended 2020 and 2019, respectively. On April 17, 2020, the Company settled $6,129 with Wilton Re Services related to vested LTIP awards.

9.	COMMITMENTS AND CONTINGENCIES

Funding of Investments—The Company’s commitments to limited partnerships as of December 31, 2020, are presented in the following table:

	2020
	Commitment	Unfunded

Limited partnerships	$187,550	$133,998

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties.

Legal Proceedings—In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

10. RESERVES

The Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions at December 31, 2020 and 2019, are summarized as follows:

	2020		2019
A. Individual Annuities	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$4,392	0.8%	$4,292	0.8%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	242	0.0	194	0.0

Total with adjustment or at market value	4,634	0.8	4,486	0.8

At book value without adjustment
(minimum or no charge or adjustment)	507,370	95.0	512,606	95.9
Not subject to discretionary withdrawal	22,157	4.2	17,417	3.3

Total annuity reserves and deposit fund liabilities—before reinsurance	534,161	100.0%	534,509	100.0%

Less reinsurance ceded	2,532		2,625

Net annuity reserves and deposit fund liabilities	$531,629		$531,884

	2020		2019
B. Group Annuities	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	-	0.0	-	0.0

Total with adjustment or at market value	-	0.0	-	0.0

At book value without adjustment
(minimum or no charge or adjustment)	450	100.0	471	100.0
Not subject to discretionary withdrawal	-	0.0	-	0.0

Total annuity reserves and deposit fund liabilities—before reinsurance	450	100.0%	471	100.0%

Less reinsurance ceded	-		-

Net annuity reserves and deposit fund liabilities	$450		$471

	2020		2019
C. Deposit—Type Contracts (No Life Contingencies)	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0	-	0.0
At fair value	-	0.0	-	0.0

Total with adjustment or at market value	-	0.0	-	0.0

At book value without adjustment (minimum or no charge or adjustment)	-	0.0	-	0.0
Not subject to discretionary withdrawal	11,685	100.0	11,327	100.0

Total annuity reserves and deposit fund liabilities—before reinsurance	11,685	100.0%	11,327	100.0%

Less reinsurance ceded	1,140		1,256

Net annuity reserves and deposit fund liabilities	$10,545		$10,071

Of the total net annuity reserves and deposit fund liabilities of $542,624 and $542,426 at December 31, 2020 and 2019, respectively, $542,383 and $542,232 is included in the general account and $242 and $194 is included in the separate account, respectively.

The Company’s life reserves that are subject to discretionary withdrawal, surrender values, or policy loans and not subject to discretionary withdrawal or no cash value provisions at December 31, 2020 and 2019, are summarized as follows:

	2020			2019

A. General Account	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$20,462	$36,397	$-	$21,380	$37,720
b. Universal Life	293,555	291,244	300,779	304,084	300,958	312,700
c. Universal Life with Secondary Guarantees	40,016	37,376	46,326	40,194	36,484	46,131
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	7,650	9,954	-	7,898	10,463
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	-	-	-	-	-	-
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	52,653	XXX	XXX	72,536
b. Accidental Death Benefits	XXX	XXX	40	XXX	XXX	39
c. Disability—Active Lives	XXX	XXX	2,548	XXX	XXX	2,943
d. Disability—Disabled Lives	XXX	XXX	6,392	XXX	XXX	6,208
e. Miscellaneous Reserves	XXX	XXX	164,898	XXX	XXX	153,284

(3) Total (gross: direct + assumed)	333,571	356,732	619,987	344,278	366,719	642,023

(4) Reinsurance ceded	240,064	245,822	431,773	247,591	254,251	465,765

(5) Total (net) (3) - (4)	$93,507	$110,910	$188,214	$96,687	$112,468	$176,258

	2020			2019

B. Separate Account Guaranteed	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$-	$-	$-	$-	$-
b. Universal Life	-	-	-	-	-	-
c. Universal Life with Secondary Guarantees	-	-	-	-	-	-
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	-	-	-	-	-
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	-	-	-	-	-	-
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	-	XXX	XXX	-
b. Accidental Death Benefits	XXX	XXX	-	XXX	XXX	-
c. Disability—Active Lives	XXX	XXX	-	XXX	XXX	-
d. Disability—Disabled Lives	XXX	XXX	-	XXX	XXX	-
e. Miscellaneous Reserves	XXX	XXX	-	XXX	XXX	-

(3) Total (gross: direct + assumed)	-	-	-	-	-	-

(4) Reinsurance ceded	-	-	-	-	-	-

(5) Total (net) (3) - (4)	$-	$-	$-	$-	$-	$-

	2020			2019

C. Separate Account Nonguaranteed	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

(1) Subject to discretionary withdrawal, surrender value, or policy loans:
a. Term Policies with Cash Value	$-	$-	$-	$-	$-	$-
b. Universal Life	-	-	-	-	-	-
c. Universal Life with Secondary Guarantees	-	-	-	-	-	-
d. Indexed Universal Life	-	-	-	-	-	-
e. Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
f. Indexed Life	-	-	-	-	-	-
g. Other Permanent Cash Value Life Insurance	-	-	-	-	-	-
h. Variable Life	-	-	-	-	-	-
i. Variable Universal Life	607	607	607	490	490	490
j. Miscellaneous Reserves	-	-	-	-	-	-
(2) Not subject to discretionary withdrawal or no cash values:
a. Term policies without Cash Value	XXX	XXX	-	XXX	XXX	-
b. Accidental Death Benefits	XXX	XXX	-	XXX	XXX	-
c. Disability—Active Lives	XXX	XXX	-	XXX	XXX	-
d. Disability—Disabled Lives	XXX	XXX	-	XXX	XXX	-
e. Miscellaneous Reserves	XXX	XXX	-	XXX	XXX	-

(3) Total (gross: direct + assumed)	607	607	607	490	490	490

(4) Reinsurance ceded	-	-	-	-	-	-

(5) Total (net) (3) - (4)	$607	$607	$607	$490	$490	$490

11. PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 are as follows:

	2020		2019
		Net of		Net of
	Gross	Loading	Gross	Loading

Ordinary renewal	$1,493	$1,493	$1,569	$1,569

12. SUBSEQUENT EVENTS

There have been no events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through April 12, 2021, the date the statutory-basis financial statements were available to be issued.

*  *  *  *  *  *

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

BALANCE SHEETS—STATUTORY-BASIS

AS OF DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars, except share amounts)

	2019	2018

ADMITTED ASSETS

Cash and Invested Assets:
Bonds	$734,126	$756,902
Preferred stocks	34,657	33,913
Mortgage loans on real estate	12,988	-
Cash, cash equivalents, and short-term investments	13,790	36,482
Policy loans	12,261	12,830
Other invested assets	47,240	18,448

Total cash and invested assets	855,062	858,575

Accrued investment income	6,033	5,941
Deferred and uncollected life premiums—net of loading of $0 and $0 at December 31, 2019 and 2018, respectively	1,569	1,592
Reinsurance recoverable	1,864	2,231
Net deferred tax asset	5,019	3,968
Other assets	1,601	2,424
Separate account assets	749	619

Total admitted assets	$871,897	$875,350

LIABILITIES AND CAPITAL AND SURPLUS

Liabilities:
Policy and contract liabilities:
Life, annuity and accident & health reserves	$708,439	$724,073
Policy and contract claims	7,950	6,975
Policyholders’ funds	10,072	10,909

Total policy and contract liabilities	726,461	741,957

Other amounts payable on reinsurance	260	342
Interest maintenance reserve	8,587	7,690
Commissions and expense allowances on reinsurance assumed	(104)	(125)
Accounts payable and general expenses due and accrued	11,559	6,547
Current federal income taxes	1,462	1,236
Amounts withheld or retained by company as agent or trustee	609	593
Remittances not allocated	(29)	1,016
Asset valuation reserve	8,742	7,105
Reinsurance in unauthorized and certified companies	2,086	2,907
Funds held under reinsurance treaties	3,141	3,181
Payable to parent and affiliates	404	339
Payable for securities	3,463	-
Other liabilities	1,330	1,895
Separate account liabilities	749	619

Total liabilities	768,720	775,302

Captial and Surplus:
Common stock, $4.55 par value—authorized, 1,100,000 shares; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	29,128	25,999

Total capital and surplus	103,177	100,048

Total liabilites and capital and surplus	$871,897	$875,350

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF OPERATIONS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars)

	2019	2018

PREMIUMS AND OTHER REVENUES:
Life and annuity premiums	$10,975	$12,182
Consideration for supplementary contracts with life contingencies	409	1,024
Net investment income	43,435	41,541
Amortization of interest maintenance reserve	1,759	1,762
Commissions and expense allowances on reinsurance ceded	1,218	273
Other revenues—net	(555)	(339)

Total premiums and other revenues	57,241	56,443

BENEFITS PAID OR PROVIDED:
Death benefits	9,181	10,525
Annuity benefits	7,734	9,645
Surrender benefits and withdrawals	26,219	27,279
Payments on supplementary contracts with life contingencies	1,322	1,326
Interest and adjustments on contract or deposit-type contract funds	(104)	(1,422)
Increase in life, annuity and accident & health reserves	(15,634)	(11,151)
Other benefits	602	126

Total benefits paid or provided	29,320	36,328

INSURANCE EXPENSES AND OTHER:
Commissions and expense allowances	628	(265)
General insurance expenses	9,226	6,298
Insurance taxes, licenses, and fees	1,717	1,229
Net transfer to or (from) separate accounts	(71)	14
Other	(321)	(5)

Total insurance expenses and other	11,179	7,271

GAIN (LOSS) FROM OPERATIONS BEFORE FEDERAL INCOME TAXES AND NET REALIZED CAPITAL LOSSES	16,742	12,844

FEDERAL INCOME TAXES	3,562	3,916

GAIN (LOSS) FROM OPERATIONS BEFORE NET REALIZED CAPITAL LOSSES	13,180	8,928

NET REALIZED CAPITAL LOSSES	(268)	(225)

NET GAIN (LOSS)	$12,912	$8,703

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(amounts in thousands of US Dollars)

			Unassigned	Total
	Common	Paid-In	Surplus	Capital and
	Stock	Surplus	(Deficit)	Surplus

BALANCES—DECEMBER 31, 2017	2,503	$71,546	$11,469	$85,518

Net gain	-	-	8,703	8,703

Change in unrealized capital gains, less capital gains tax of $(48)	-	-	(179)	(179)

Change in net deferred income tax	-	-	1,910	1,910

Change in nonadmitted assets	-	-	(35)	(35)

Change in liability for reinsurance in unauthorized and certified companies	-	-	13,624	13,624

Change in asset valuation reserve	-	-	(959)	(959)

Dividend to stockholder	-	-	(8,535)	(8,535)

BALANCES—DECEMBER 31, 2018	2,503	71,546	25,999	100,048

Net gain	-	-	12,912	12,912

Change in unrealized capital gains, less capital gains tax of $137	-	-	517	517

Change in net deferred income tax	-	-	997	997

Change in nonadmitted assets	-	-	(475)	(475)

Change in liability for reinsurance in unauthorized and certified companies	-	-	820	820

Change in asset valuation reserve	-	-	(1,637)	(1,637)

Dividend to stockholder	-	-	(10,005)	(10,005)

BALANCES—DECEMBER 31, 2019	2,503	$71,546	$29,128	$103,177

See accompanying notes to financial statements—statutory-basis.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATEMENTS OF CASH FLOW—STATUTORY-BASIS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(amounts in thousands of US Dollars)

	2019	2018

OPERATIONS:
Premiums collected net of reinsurance	$11,408	$12,996
Net investment income received	41,660	39,685
Miscellaneous income	1,642	14,268
Benefits and losses paid	(45,303)	(50,341)
Net transfers from separate accounts	71	(14)
Commissions and expenses paid	(5,848)	(4,175)
Federal income taxes received (paid)	(4,282)	(7,284)

Net cash provided by (used in) operations	(652)	5,135

INVESTMENT ACTIVITIES:
Proceeds from sales, maturities, or repayments of investments:
Bonds	189,714	305,628
Stocks	17,399	6,108
Mortgage loans on real estate	25	-
Other invested assets	2,946	475
Miscellaneous proceeds	3,703	-

Total investment proceeds	213,787	312,211

Cost of investments acquired:
Bonds	162,035	266,214
Stocks	17,926	28,796
Mortgage loans on real estate	13,013	-
Other invested assets	30,919	9,488

Total cost of investments acquired	223,893	304,498

Change in policy loans	(531)	(861)

Net cash provided by (used in) investment activities	(9,575)	8,574

FINANCING AND MISCELLANEOUS ACTIVITIES:
Other provided (applied):
Net inflow (withdrawal) on deposit type contracts	(837)	(177)
Dividends to stockholder	10,005	8,535
Other cash provided (applied)	(1,623)	(3,327)

Net cash provided by (used in) financing and miscellaneous activities	(12,465)	(12,039)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS	(22,692)	1,670

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
Beginning of year	36,482	34,812

End of year	$13,790	$36,482

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(Amounts in thousands of US Dollars)

1.	NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Organization—Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

The Company is party to a services agreement (the Services Agreement) with its affiliate, Wilton Re Services, Inc. (Wilton Re Services), pursuant to which Wilton Re Services provides certain accounting, actuarial and administrative services.

Use of Estimates—The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The Company is subject to the risk that interest rates will change and cause changes in investment prepayments and decreases in the value of its investments. Policyholder persistency is also affected by changes in interest rates. To the extent that fluctuations in interest rates cause the cash flows and duration of assets and liabilities to differ from product pricing assumptions, the Company may have to sell assets prior to their maturity and realize a loss.

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which practices differ from accounting principles generally accepted in the United States of America (GAAP).

Important accounting practices prescribed by the Department and the more significant variances from GAAP are:

Investments—Investments in bonds, common stocks and preferred stocks are reported at amortized cost or fair value based on their National Association of Insurance Commissioners (NAIC) rating; for GAAP, such fixed maturity investments are designated at purchase as trading and reported at fair value, with unrealized holding gains and losses reported in operations. Fair value for statutory purposes, as with GAAP, is based on quoted market prices while the fair value of private placements and credit tenant loans is obtained from independent third party dealers.

For statutory purposes, all securities that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), are adjusted using the retrospective method when there is a change in estimated future cash flows. For loan-backed or structured securities if it is determined that an other-than-temporary credit impairment has occurred, the amortized cost basis of the security is written down to the present value of estimated future cash flows discounted using the original effective interest rate inherent in the security. For all other investments in bonds and stocks, the retrospective method is used. If it is determined that a decline in fair value is other than temporary or the Company has the intent to sell, the cost basis of the security is written down to fair value. For GAAP, no other-than-temporary impairments are recognized as all securities are recorded at fair value through operations.

Valuation Reserves—Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to expected maturity of the individual security sold. That net deferral is recorded by the Company as the interest maintenance reserve (IMR) in the accompanying balance sheets—statutory basis. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations—statutory basis on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The asset valuation reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.

Value of Business Acquired (VOBA)—The excess statutory reserves assumed over the fair value of assets transferred in connection with the acquisition of blocks of business via reinsurance transactions is expensed. For GAAP, an intangible asset referred to as VOBA is established representing the contractual right to receive future profits from the acquired insurance policies or reinsurance contracts. The Company amortizes VOBA in proportion to premiums for traditional life products and in proportion to estimated gross profits (EGPs) for interest sensitive life products. The EGPs and related amortization of VOBA for interest sensitive life products are updated (unlocked) periodically to reflect revised assumptions for lapses, mortality and investment earnings. The Company performs periodic tests to establish that VOBA associated with traditional life products remains recoverable, and if financial performance significantly deteriorates to the point where VOBA is not recoverable, a cumulative charge to current operations will be recorded.

Nonadmitted Assets—Certain assets designated as “nonadmitted,” principally past-due agents’ balances, deferred taxes, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets—statutory basis and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheets—statutory basis to the extent these assets are not impaired.

Universal Life and Annuity Policies—Revenues for universal life and annuity policies with mortality risk consist of the entire premium received and benefits incurred, and represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality risk are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Life and Annuity Reserves—Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance—A liability for reinsurance balances has been provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to the liability are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets, as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with deferred policy acquisition costs, as would be required under GAAP.

Deferred Income Taxes—The recoverability of deferred tax assets is evaluated and when considered necessary, a statutory valuation allowance is established to reduce the deferred tax asset to an amount which is more likely than not to be realized. Adjusted gross deferred tax assets are admitted in an amount equal to the sum of: (a) federal income taxes paid in prior years that can be recovered through loss carry-backs for existing temporary differences not to exceed three years from the balance sheet date; (b) the lesser of: (i) the remaining gross deferred tax assets expected to be realized in a timeframe consistent with NAIC standards; or (ii) a percentage of surplus consistent with NAIC standards, excluding any net deferred tax assets, electronic data processing (EDP) equipment and operating software; and (c) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted.

Under GAAP, state taxes are included in the computation of deferred taxes and a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.

Statements of Cash Flow—Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with maturities at acquisition of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with maturities at acquisition of three months or less.

A reconciliation of net gain (loss) and capital and surplus of the Company as determined in accordance with statutory accounting practices to amounts determined in accordance with GAAP is as follows:

	Net Gain (Loss)		Capital and Surplus
	Year Ended December 31		As of December 31
	2019	2018	2019	2018

Statutory-basis amounts	$12,912	$8,703	$103,177	$100,048
Add (deduct) adjustments:
Premiums—net of reinsurance and loading	(8,762)	(9,860)	(830)	(945)
Policy fees and charges	8,746	9,036	-	-
Investment adjustments to fair value	46,472	(41,080)	56,828	10,773
Amortization of VOBA	(2,114)	1,692	27,556	29,670
Policyholder benefits	8,352	10,657	-	-
Surrenders and withdrawals	25,804	26,695	-	-
Interest credited to policyholders	(25,177)	(27,057)	11	(3)
Reserves—net of ModCo receivable	(12,936)	(9,444)	49,188	53,100
Realized gains	3,118	(266)	-	-
Deferred taxes	(7,601)	10,140	(32,770)	(24,310)
IMR/AVR	(1,759)	(1,762)	17,328	14,795
Reinsurance in unauthorized companies	-	-	2,086	2,907
Non admitted assets	-	-	10,981	10,506
Prepaid reinsurance	(15)	54	889	874
Other	1	1	22	15

GAAP-basis amounts	$47,041	$(22,491)	$234,466	$197,430

Other significant accounting practices are as follows:

Investments—Bonds, preferred stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

●

Bonds not backed by other loans are stated at amortized cost using the interest (constant yield) method. For other-than-temporary impairments, the cost basis of the bond is written down to fair value as a new cost basis and the amount of the write down is accounted for as a realized loss.

●

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest (constant yield) method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities.

●

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or fair value. There are no restrictions on common or preferred stock.

●	Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.

●	Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost.

Mortgage Loans on real estate are stated at their aggregate unpaid balances, excluding accrued interest.

The Company has minority ownership investments in limited partnerships, which are classified as other invested assets on the balance sheets - statutory-basis. The Company values these interests based on its proportionate share of the underlying audited GAAP equity of the investee or, if audited GAAP basis financial statements are not available for the investee, may be recorded based on the underlying audited U.S tax basis equity, in accordance with SSAP No. 48—Joint Ventures, Partnerships and Limited Liability Companies.

The investment is recorded at cost, plus subsequent capital contributions, and adjusted for the Company’s share of the investee’s audited GAAP basis earnings or losses and other equity adjustments, less distributions received. Distributions are recognized in net investment income to the extent they are not in excess of the undistributed accumulated earnings attributed to the investee. Distributions in excess of the undistributed accumulated earnings reduce the Company’s basis in the investment.

Policy loans are reported at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rates.

Realized capital gains and losses are determined using the first in first out (FIFO) method.

Changes in admitted asset carrying amounts are credited or charged directly to unassigned surplus, net of taxes.

Premiums and Related Costs—Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, also are recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Commissions and other costs applicable to the acquisition of policies are charged to operations as incurred.

Benefits—Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that are intended to provide, in the aggregate, reserves that are greater than or equal to the minimum amounts required by the Department. Where the Company employs mean reserving, the Company waives the deduction of deferred fractional premiums on the death of life and annuity policy insureds. The Company returns any unearned premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

The liability for future policy benefits provides amounts adequate to discharge estimated future obligations on policies in force. Reserves for life policies are computed principally by the Net Level Reserve Method and the Commissioners’ Reserve Valuation Method using interest rates (2.25% to 6.00%) and mortality assumptions (Commissioners’ Standard Ordinary mortality tables, 1941, 1958, 1980 and 2001) as prescribed by regulatory authorities.

The Company typically uses interpolated terminal reserves to adjust the calculated terminal reserve to the appropriate reserve. Interpolated terminal reserves are determined by interpolating between the appropriate terminal reserves and adding the fractional portion of the valuation net premium from the valuation date to the policyholder’s next premium due date. The Company may also use mean reserving if the valuation has not been transferred from the acquired company’s valuation.

The Company charges extra premiums for substandard lives, either as a table rating or as a flat extra premium. For substandard table ratings, both premiums and valuation mortality rates are multiplied by a fixed percentage that ranges from 125% to 500% of standard mortality rates. For flat extra ratings, reserves are increased by the unearned portion of the annual flat extra premium received.

The Company establishes additional reserves when the results of the annual asset adequacy analysis indicate the need for such reserves. The Company maintained net asset adequacy reserves of $40,000 and $43,000 at December 31, 2019 and 2018, respectively. The change in this reserve, included in the statements of operations – statutory-basis, was a decrease of $3,000 and an increase of $1,000 for 2019 and 2018, respectively, which was recorded in Increase in life, annuity and accident & health reserves.

As of December 31, 2019 and 2018, reserves of $7,786 and $9,447, respectively, were recorded on inforce amounts of $967,647 and $1,091,981, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest has been determined by formula as described in the Annual Statement Instructions, adjusted to reflect fractional years of interest for material reinsurance transactions. The liabilities related to guaranteed investment contracts and policyholder funds left on deposit with the Company generally are equal to fund balance less applicable surrender charges.

Claim Reserves—Policy and contract claims are amounts due on claims, which were incurred as of December 31, but have not yet been paid. The accrual has two components: 1) claims in process of settlement as of December 31 and 2) claims not yet reported but estimable based on historical trend review of the claims reported after December 31 relating to claims incurred as of December 31.

Claims in the contestable period are reported at their full face value.

Federal Income Taxes—Federal income taxes are charged or credited to operations based on amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the temporary differences between financial statement carrying amounts and income tax bases of assets and liabilities using enacted tax rates and laws, subject to certain limitations and are recorded in surplus.

Reinsurance—Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Accounting Changes— In November 2018, the NAIC adopted updates to SSAP No. 51R, Life Contracts, SSAP No. 52, Deposit type Contracts, and SSAP No. 61R, Life, Deposits and Accident and Health Reinsurance, which adds life liquidity disclosures and expands the variable annuity liquidity disclosures. The Company has provided all required disclosures.

2.	PRESCRIBED AND PERMITTED STATUTORY ACCOUNTING PRACTICES

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has

been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory-basis financial statements.

The state of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. New York regulation 172 requires the Company to record a write-in asset of $889 and $874 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy at December 31, 2019 and 2018, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2019	2018

Net gain (loss), State of New York basis	$12,912	$8,703
State prescribed practices (income)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(15)	54

Net gain (loss), NAIC SAP	$12,897	$8,757

Statutory capital and surplus, State of New York basis	$103,177	$100,048
State prescribed practices (surplus)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(889)	(874)

Statutory capital and surplus, NAIC SAP	$102,288	$99,174

3.	INVESTMENTS

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred and common stocks are summarized as:

	Carrying Value	Gross Unrealized		Fair Value
At December 31, 2019		Gains	Losses

U.S. government and agencies	$33,164	$3,417	$(175)	$36,406
State and political subdivisions	52,344	10,432	-	62,776
Foreign sovereign	3,192	89	-	3,281
Corporate securities	289,540	27,972	(1,091)	316,421
Residential mortgage-backed securities	58,868	3,907	(87)	62,688
Commercial mortgage-backed securities	66,192	5,212	(151)	71,253
Asset backed securities	104,232	6,073	(443)	109,862
Collateralized debt obligations	126,594	1,068	(3,321)	124,341

Total bonds	734,126	58,170	(5,268)	787,028

Preferred stocks	34,657	1,824	(26)	36,455

Total	$768,783	$59,994	$(5,294)	$823,483

	Carrying Value	Gross Unrealized		Fair Value
At December 31, 2018		Gains	Losses

U.S. government and agencies	$41,732	$1,767	$(584)	$42,915
State and political subdivisions	57,828	6,328	(343)	63,813
Foreign sovereign	3,143	26	(216)	2,953
Corporate securities	302,394	10,615	(10,374)	302,635
Residential mortgage-backed securities	69,013	2,363	(1,187)	70,189
Commercial mortgage-backed securities	82,374	2,039	(1,495)	82,918
Asset backed securities	119,117	3,708	(1,053)	121,772
Collateralized debt obligations	81,301	849	(2,775)	79,375

Total bonds	756,902	27,695	(18,027)	766,570

Preferred stocks	33,913	173	(1,391)	32,695

Total	$790,815	$27,868	$(19,418)	$799,265

At December 31, 2019 and 2018, bonds with an admitted asset value of $8,922 and $10,060, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds and preferred stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Less Than 12 Months		12 Months or More		Total
At December 31, 2019	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government and agencies	$398	$(2)	$1,826	$(173)	$2,224	$(175)
Corporate securities	9,979	(158)	17,645	(933)	27,624	(1,091)
Residential mortgage-backed securities	8,265	(40)	2	(47)	8,267	(87)
Commercial mortgage-backed securities	3,503	(100)	158	(51)	3,661	(151)
Asset backed securities	13,397	(128)	3,056	(315)	16,453	(443)
Collateralized debt obligations	44,290	(1,371)	40,728	(1,950)	85,018	(3,321)

Total bonds	79,832	(1,799)	63,415	(3,469)	143,247	(5,268)

Preferred stocks	3,538	(26)	-	-	3,538	(26)

Total	$83,370	$(1,825)	$63,415	$(3,469)	$146,785	$(5,294)

	Less Than 12 Months		12 Months or More		Total
At December 31, 2018	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

U.S. government and agencies	$2,658	$(51)	$13,759	$(533)	$16,417	$(584)
State and political subdivisions	4,644	(291)	447	(52)	5,091	(343)
Foreign sovereign	-		1,927	(216)	1,927	(216)
Corporate securities	167,563	(8,223)	18,462	(2,151)	186,025	(10,374)
Residential mortgage-backed securities	11,938	(480)	17,788	(707)	29,726	(1,187)
Commercial mortgage-backed securities	31,625	(646)	14,947	(849)	46,572	(1,495)
Asset backed securities	38,935	(655)	15,496	(398)	54,431	(1,053)
Collateralized debt obligations	58,267	(2,696)	3,510	(79)	61,777	(2,775)

Total bonds	315,630	(13,042)	86,336	(4,985)	401,966	(18,027)

Preferred stocks	23,104	(1,391)	-	-	23,104	(1,391)

Total	$338,734	$(14,433)	$86,336	$(4,985)	$425,070	$(19,418)

Management regularly reviews (at least quarterly) the value of the Company’s investments. If the value of any investment falls below its cost basis, the decline is analyzed to determine whether it is an other-than-temporary decline in value. To make this determination for each security, the following is considered:

–	The length of time and extent to which the fair value has been below its cost;

–	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations or earnings potential;

–	Management’s intent and ability to hold the security long enough for it to recover its value;

–	Valuation guidelines expressed in the applicable Statements of Statutory Accounting Principles;

–	Any downgrades of the security by a rating agency; and

–	Any reduction or elimination of dividends, or nonpayment of scheduled interest payments.

Based on that analysis, management makes a judgment as to whether the loss is other-than-temporary. If the loss is other-than-temporary, an impairment charge is recorded within net realized capital gains (losses) in the statements of operations – statutory-basis in the period the determination is made.

The Company recognized $0 and $38 of other-than-temporary impairments for the years ended December 31, 2019 and 2018, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds at December 31, 2019, by contractual maturity, is as follows:

	Carrying Value	Fair Value

Years to maturity:
0–1 year	$5,616	$5,722
1–5 years	47,895	50,186
5–10 years	67,039	72,384
10–20 years	89,965	103,898
over 20 years	167,725	186,694
Asset-backed securities	104,232	109,862
Mortgage-backed securities	125,060	133,941
Collateralized debt obligations	126,594	124,341

Total	$734,126	$787,028

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate—The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of December 31, 2019, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Book Adjusted Carry Value (BACV)	% of Total

Texas	78.1%
North Carolina	21.9

The types of properties collateralizing the CMLs as of December 31, 2019, are as follows:

Percentage of Loan Portfolio BACV	% of Total

Industrial	61.6%
Multi-family	21.9
Lodging	16.5

Total	100.0%

The maximum percentage of any one loan to the value of security at December 31, 2019, exclusive of insured, guaranteed, or purchase money mortgages, was 62.2%.

The contractual maturities of the CML portfolio as of December 31, 2019, are as follows:

	Carry Value	Percent

2019	$0	0.0%
2020	0	0.0%
2021	0	0.0%
2022	0	0.0%
2023	0	0.0%
Thereafter	12,988	100.0%

Total	$12,988	100.0%

During 2019, three new mortgage loans were originated and in 2018 the Company had no mortgage loan holdings. The Company’s recorded investment in mortgage loans totaled $12,988 and $0 as of December 31, 2019 and December 31, 2018, respectively, and consisted entirely of loans classified as “commercial mortgages-all other”. No interest rates were reduced on outstanding mortgage loans during 2019. During 2019, the Company incurred no impairments on mortgage loans.

The Company’s CML portfolio has been classified based on NAIC commercial mortgage loan ratings which are calculated based on loan-to-value and debt service coverage. The rating system classifies loans into the following categories: CM1, CM2, CM3, CM4, CM5, CM6 and CM7 with those rated CM1 having the highest ratings. Commercial mortgage loans rated CM1 though CM5 are performing. Commercial mortgage loans rated CM 6 and CM7 are not performing. Classification of the Company’s mortgage loan portfolio as of December 31, 2019 is shown in the table below:

Carrying Value

CM1 - Very good	$12,988
CM2 - Good	-
CM3 - Acceptable	-
CM4 - Potential weakness	-
CM5 - Severe weakness	-
CM6 - 90+ days delinquent	-
CM7 - In process of foreclosure	-

Total mortgage loans on real estate	$12,988

Separately from the above designations, at least annually, the Company’s management evaluates various metrics of each loan, including, but not limited to, payment history, loan to value, debt service coverage, vacancy, and location. The portfolio is also reviewed for other-than-temporary impairments quarterly.

At December 31, 2019, the Company’s mortgage loan balances are classified as current.

Major categories of the Company’s net investment income are summarized as follows:

	2019	2018
Income:
Bonds	$39,793	$39,565
Preferred stocks	2,287	1,048
Commercial mortgage loans	84	-
Policy loans	1,075	1,375
Other invested assets	2,038	775
Short-term investments and cash	447	345
Other income	-	1

Total investment income	45,724	43,109
Expenses:
Investment expenses	2,134	1,372
Interest on funds held under reinsurance treaties	155	196

Total investment expenses	2,289	1,568

Net investment income	$43,435	$41,541

The proceeds from sales, maturities, and transfers of investments in bonds, preferred stocks, and mortgage loans, and the related capital gains and losses are as follows:

	Year Ended December 31
Proceeds	2019	2018

Bonds:
Proceeds from sales	$166,956	$300,372
Proceeds from dispositions other than sales	22,758	5,256

Total proceeds	$189,714	$305,628

Stocks:
Proceeds from sales	$11,452	$6,108
Proceeds from dispositions other than sales	5,947	-

Total proceeds	$17,399	$6,108

Mortgage loans on real estate:
Proceeds from sales	$-	$-
Proceeds from dispositions other than sales	25	-

Total proceeds	$25	$-

Realized gains and losses

Bonds:
Gross realized capital gains on sales	$4,072	$3,091
Gross realized capital losses on sales	(1,008)	(3,315)

Net realized capital gains (losses) on sales	3,064	(224)

Impairments	-	(38)

Total	3,064	(262)

Preferred stocks—Gross realized capital (losses) gains on sales	176	(288)

Other invested assets—Gross realized capital (losses) gains on sales	94	-

Realized capital gains before federal income taxes and transfer to IMR	3,334	(550)

Amount transferred to IMR	(2,655)	380
Federal income tax expense	(947)	(54)

Net realized capital gains (losses)	$(268)	$(225)

Credit Risk Concentration—The Company had no investment in corporate entities that exceeded 10% of capital and surplus at December 31, 2019.

4.	FAIR VALUES

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments in the accompanying financial statements and notes thereto:

Cash, Cash Equivalents, and Short-Term Investments—The carrying amounts reported in the accompanying balance sheets – statutory-basis for these financial instruments approximate their fair values.

Investment Securities—Fair values for investment securities are based on market prices, or in the absence of published unit prices, or when amortized cost is used as the unit price, quoted market prices by other third party organizations, where available. In some cases, such as private placements and certain mortgage-backed and asset backed securities, fair values are based on discounted expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments.

Mortgage Loans on Real Estate—Fair values were determined by discounting expected cash flows based on interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics were aggregated in the calculations.

Other Invested Assets—Other invested assets are comprised of private equity interests and limited partnerships. The carrying amounts represent the Company’s share of the entity’s underlying equity and approximate their fair values. Limited partnership interests are determined by the net asset values of the Company’s ownership interest as provided in the financial statements of the investees.

Policy Loans—Policy loans typically carry an interest rate that is tied to the crediting rate applied to the related policy, and contract reserves, which approximates fair value.

Annuities-Deferred and Without Life Contingencies—Fair values for the Company’s annuities-deferred and without life contingencies are estimated using discounted cash flow calculations using interest rates equal to the risk-free rate plus a credit spread based on the Company’s credit rating.

The fair values of the Company’s liabilities for insurance contracts other than annuities-deferred and without life contingencies are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts. These fair value estimates are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in some cases, could not be realized in the immediate settlement of the instruments. Certain financial liabilities (including noninvestment-type insurance contracts) and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company’s liability.

The following table presents the carrying values and fair values of the Company’s financial instruments:

	December 31
	2019		2018
	Carrying	Fair	Carrying	Fair
Assets/Liabilities	Value	Value	Value	Value

Financial assets:
Bonds	$734,126	$787,028	$756,902	$766,570
Preferred stocks	34,657	36,455	33,913	32,696
Cash, cash equivalents and short term investments	13,790	13,790	36,482	36,482
Commercial mortgage loans	12,988	13,156	-	-
Policy loans	12,261	12,261	12,830	12,830
Other invested assets*	19,854	21,813	10,145	12,484
Separate account assets	749	749	619	619

Financial liabilities:
Annuities–deferred and without life contingencies	$527,237	$646,124	$535,315	$605,730
Separate account liabilities	749	749	619	619

*Excludes investments accounted for under the equity method. Prior year amounts

The Company determines the fair value of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and prioritize observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines certain fair values based on future cash flows discounted at the appropriate current market rate. Fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and, where appropriate, risk margins.

The Company has categorized its financial assets and liabilities based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Fair value of financial assets and liabilities are categorized as follows:

Level 1—Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury Securities and non-interest bearing cash.

Level 2—Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3—Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the balance sheets – statutory-basis.

The Company owns a limited number of corporate bonds, preferred stocks and hybrid securities that are in or near default and as such are rated 6 by the NAIC. These securities are required to be reported at the lower of fair value or amortized cost. The fair values of these publicly-traded securities are based on quoted market prices from widely used pricing sources such as ICE Data Services\IDC (Interactive Data Corp) or Refinitiv (formerly known as Reuters\EJV), and also may be obtained from independent third party dealers. These securities fall within Level 2 of the fair value hierarchy.

The carrying value and fair value of the Company’s financial instruments as of December 31, 2019 and 2018 were as follows:

	Carrying	Fair
December 31, 2019	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$33,164	$36,406	$10,076	$26,330	$-
State and political subdivisions	52,344	62,776	-	57,017	5,759
Foreign sovereign	3,192	3,281	-	3,281	-
Corporate securities	289,540	316,421	-	291,373	25,048
Residential mortgage-backed securities	58,868	62,688	-	62,688	-
Commercial mortgage-backed securities	66,192	71,253	-	71,253	-
Asset backed securities	104,232	109,862	-	87,831	22,031
Collateralized debt obligations	126,594	124,341	-	113,692	10,649

Total bonds	734,126	787,028	10,076	713,465	63,487

Preferred stocks	34,657	36,455	-	36,455	-
Cash, cash equivalents, and short-term investments	13,790	13,790	13,790	-	-
Other invested assets*	19,854	21,813	-	4,070	17,743
Commercial mortgage loans	12,988	13,156	-	-	13,156
Policy loans	12,261	12,261	-	-	12,261
Separate accounts	749	749	-	749	-

Total financial assets	$828,425	$885,252	$23,866	$754,739	$106,647

Financial liabilities—annuities-deferred and without life contingencies	$527,237	$646,124	$-	$-	$646,124
Separate accounts	749	749	-	749	-

Total financial liabilities	$527,986	$646,873	$-	$749	$646,124

* Excludes limited partnership investments of $27,386 accounted for under the equity method.

	Carrying	Fair
December 31, 2018	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$41,732	$42,915	$18,993	$23,922	$-
State and political subdivisions	57,828	63,813	-	59,000	4,813
Foreign sovereign	3,143	2,953	-	2,953	-
Corporate securities	302,394	302,635	-	279,553	23,082
Residential mortgage-backed securities	69,013	70,189	-	70,189	-
Commercial mortgage-backed securities	82,374	82,918	-	82,918	-
Asset backed securities	119,117	121,772	-	98,501	23,271
Collateralized debt obligations	81,301	79,375	-	68,636	10,739

Total bonds	756,902	766,570	18,993	685,672	61,905

Preferred stocks	33,913	32,696	-	32,696	-
Cash, cash equivalents, and short-term investments	36,482	36,482	36,482	-	-
Other invested assets*	10,145	12,484	-	-	12,484
Policy loans	12,830	12,830	-	-	12,830
Separate accounts	619	619	-	619	-

Total financial assets	$850,891	$861,681	$55,475	$718,987	$87,219

Financial liabilities—annuities-deferred and without life contingencies	$535,315	$605,730	$-	$-	$605,730
Separate accounts	619	619	-	619	-

Total financial liabilities	$535,934	$606,349	$-	$619	$605,730

* Excludes limited partnership investments of $8,286 accounted for under the equity method to conform with the 2019 presentation of other invested assets.

We obtain our Level 3 fair value measurements from independent, third-party pricing sources. We do not develop the significant inputs used to measure the fair value of these assets, and the information regarding the significant inputs is not readily available to us. Independent broker-quoted fair values are nonbinding quotes developed by market makers or broker-dealers obtained from third-party sources recognized as market participants. The fair value of a broker-quoted asset is based solely on the receipt of an updated quote from a single market maker or a broker-dealer recognized as a market participant as we do not adjust broker quotes when used as the fair value measurement for an asset or liability.

5.	REINSURANCE

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,000.

The effect of reinsurance on life and accident & health premiums written and earned for the year ended December 31, 2019 and 2018, are as follows:

	2019	2018
	Written and	Written and
	Earned	Earned

Direct premiums	$45,132	$46,076

Assumed premiums—nonaffiliates	919	1,027

Ceded premiums:
Affiliates	(15,428)	(15,806)
Nonaffiliates	(19,648)	(19,115)

Total ceded premiums	(35,076)	(34,921)

Net premiums	$10,975	$12,182

The Company’s ceded reinsurance arrangements reduced certain other items in the accompanying statutory-basis financial statements by the following amounts:

	2019	2018

Benefits paid or provided:
Affiliates	$42,832	$38,969
Nonaffiliates	18,576	15,515

Total benefits paid or provided	$61,408	$54,484

Policy and contract liabilities:
Affiliates	$13,777	$11,091
Nonaffiliates	3,782	4,813

Total policy and contract liabilities	$17,559	$15,904

The inforce as of December 31, 2019 and 2018 is reduced by reinsurance arrangements ceded as follows:

	2019	2018

Inforce:
Affiliates	$2,588,605	$2,788,758
Nonaffiliates	4,672,084	5,070,440

Total inforce	$7,260,689	$7,859,198

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At December 31, 2019 and 2018, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	FEDERAL INCOME TAXES

WRAC, along with its life insurance subsidiaries, files a consolidated federal income tax return. Companies included in the consolidated return are as follows:

Wilton Reassurance Company

Wilton Reassurance Life Company of New York

Texas Life Insurance Company

Wilcac Life Insurance Company

Wilco Life Insurance Company

Redding Reassurance Company 3, LLC

The method of allocation among the companies is subject to a written agreement approved by the Board of Directors. Allocation is based upon the separate return calculations with credit for net losses granted when utilized on a separate company basis or in consolidation.

Inter-company tax balances may be settled quarterly as the Company makes payments to, or receives payments from, WRAC for the amount the Company would have paid to, or received from, the Internal Revenue Service (IRS) had it not been a member of the consolidated tax group. The separate company provisions and payments are computed using the tax elections made by WRAC.

Pursuant to NY Circular Letter No. 1979-33 (December 20, 1979), in order to help assure the Company’s enforceable right to recoup federal income taxes in the event of future net losses, the Department has required that an escrow account consisting of assets eligible as an investment for the Company be established and maintained by its parent in an amount equal to the excess of the amount paid by the domestic insurer to the parent for federal income taxes over the actual payment made by the parent to the IRS. Escrow assets may be released to WRAC from the escrow account at such time as the permissible period for loss carrybacks has elapsed. The Company and WRAC established the required escrow agreement effective October 1, 2007. The escrow balance was $330 and $11,700 at December 31, 2019 and 2018, respectively.

The components of the net deferred tax asset (liability) at December 31 are as follows:

	2019			2018
	Ordinary	Capital	Total	Ordinary	Capital	Total

Gross deferred tax assets	$18,333	$3,361	$21,694	$17,562	$3,215	$20,777
Statutory valuation allowance	-	-	-	-	-	-

Adjusted gross deferred tax assets	18,333	3,361	21,694	17,562	3,215	20,777

Deferred tax asset nonadmitted	6,746	3,361	10,107	7,084	3,215	10,299

Subtotal net admitted deferred tax asset	11,587	-	11,587	10,478	-	10,478

Deferred tax liabilities	6,568	-	6,568	6,510	-	6,510

Net deferred tax asset (liability)	$5,019	$-	$5,019	$3,968	$-	$3,968

	Change During 2019
	Ordinary	Capital	Total

Gross deferred tax assets	$771	$146	$917
Statutory valuation allowance	-	-	-

Adjusted gross deferred tax assets	771	146	917

Deferred tax asset nonadmitted	(338)	146	(192)

Subtotal net admitted deferred tax asset	1,109		1,109

Deferred tax liabilities	58	-	58

Net deferred tax asset (liability)	$1,051	$-	$1,051

The amount of adjusted gross deferred tax assets admitted under SSAP No. 101 is as follows:

	2019			2018
	Ordinary	Capital	Total	Ordinary	Capital	Total

(a) Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-	$-	$-	$-
(b) Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from	-	-	-	-	-	-
(a) above) after application of the threshold limitation	5,019	-	5,019	3,968	-	3,968
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	5,019	-	5,019	3,968	-	3,968
ii. Adjusted gross tax assets allowed per limitation threshold	-	-	14,724	-	-	14,412
(c)Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	6,568	-	6,568	6,510	-	6,510

Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$11,587	$-	$11,587	$10,478	$-	$10,478

	Change During 2019
	Ordinary	Capital	Total

a. Federal income taxes paid in prior years recoverable through loss carrybacks	$-	$-	$-
b. Adjusted gross deferred tax assets expected to be realized (excluding the amount of deferred tax assets from (a) above) after application of the threshold limitation	1,051	-	1,051
i. Adjusted gross deferred tax assets expected to be realized following balance sheet date	1,051	-	1,051
ii. Adjusted gross tax assets allowed per limitation threshold	XXX	XXX	312
c. Adjusted gross deferred tax assets (excluding the amount of deferred tax assets from (a) and (b) above) offset by gross deferred tax liabilities	58	-	58

d. Deferred tax assets admitted as the result of application of SSAP 101 (Total (a)+(b)+(c))	$1,109	$-	$1,109

Other admissibility criteria are as follows:

Description	2019	2018

Ratio percentage used to determine recovery period and threshold limitation amount	761%	868%

Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in 2(b) above	$98,158	$96,079

The Company’s tax planning strategies do not include the use of reinsurance.

The Company does not currently employ tax planning strategies to recognize the admission of deferred tax assets.

There are no temporary differences for which a deferred tax liability has not been established.

Current income taxes incurred consist of the following:

	2019	2018

Current income tax expense	$3,388	$3,518
Return to provision true-up	174	398

Current income tax incurred on gain from operations	3,562	3,916

Current income tax expense on realized gains	947	54

Total current income tax expense	$4,509	$3,970

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31 are as follows:

	2019	2018	Change	Character

Deferred tax assets:
Insurance reserves	$10,388	$11,139	$(751)	Ordinary
Net operating loss carryforwards		165	(165)	Ordinary
Deferred acquisition costs	5,350	4,607	743	Ordinary
Unamortized purchase costs	92	144	(52)	Ordinary
Deferred capital losses	3,361	3,215	146	Capital
Other	2,503	1,507	996	Ordinary

Total deferred tax assets	21,694	20,777	917

Non-admitted deferred tax assets	10,107	10,299	(192)

Admitted deferred tax assets	11,587	10,478	1,109

Deferred tax liabilities:
Premium receivable	408	408	-	Ordinary
Nonaccrual of market discount	6,160	6,102	58	Ordinary

Total deferred tax liabilities	6,568	6,510	58

Net admitted deferred tax asset	$5,019	$3,968	$1,051

The change in net deferred income taxes including the tax effect of unrealized gains consists of the following:

	2019	2018	Change

Total deferred tax assets	$21,694	$20,777	$917
Total deferred tax liabilities	6,568	6,510	58

Net deferred tax asset	$15,126	$14,267	$859

Tax effect on unrealized gains			138

Change in net deferred income tax			$997

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows:

	Year Ended December 31
	2019	2018

Provisions computed at statutory rate	$3,658	$2,661
IMR	188	(450)
Return to provision adjustment	11	161
Other	(345)	(311)

Total	$3,512	$2,060

Federal income tax incurred	$4,509	$3,970
Change in net deferred income taxes	(997)	(1,910)

Total statutory income taxes	$3,512	$2,060

At December 31, 2019, the Company has no operating or capital loss carryforwards.

The Tax Act eliminated the operating loss carryback for Life Insurance companies for losses realized after 2017. Prior year taxes are not available for recoupment in the event of future net losses.

The aggregate amount of deposits reported as admitted assets under Section 6603 of the IRS Code was $0 as of December 31, 2019 and 2018.

The 2016–2019 tax years are open and subject to examination by the IRS.

7.	CAPITAL AND SURPLUS

Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2019 and 2018, the Company exceeded the RBC requirements.

WRNY is subject to statutory regulations of the state of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY can pay dividends of $13,180 in 2020 without prior regulatory approval.

The Company paid dividends to its stockholder of $10,005 and $8,535 in 2019 and 2018, respectively.

8.	RELATED-PARTY TRANSACTIONS

Through the Services Agreement, Wilton Re Services provides certain accounting, actuarial and administrative services to the Company. Expenses incurred relating to this agreement amounted to $1,095 and $743 for the years ended December 31, 2019 and 2018, respectively.

The Company reported amounts payable to its affiliate, Wilton Re Services, of $404 and $339 at December 31, 2019 and 2018, respectively.

Under the Services Agreement, the Company incurs charges related to employee compensation which includes a Long-Term Incentive Program (LTIP). A vesting period of three to five years applies after which final unit values are determined based on actual performance. The Company has been allocated a share of the expense with the LTIP payable carried as a component of general expense due or accrued. Once the vesting period is complete and the LTIP awards are paid, the Company’s LTIP payable will be settled with Wilton Re Services. At December 31, 2019 and 2018, included within general expenses of the accompanying balance sheets – statutory-basis, is the Company’s payable of $10,791 and $5,741, respectively, resulting in incurred expenses of $5,050 and $3,051 for the years ended 2019 and 2018, respectively.

9.	COMMITMENTS AND CONTINGENCIES

Funding of Investments—The Company’s commitments to limited partnerships as of December 31, 2019, are presented in the following table:

	2019
	Commitment	Unfunded

Limited partnerships	$104,300	$78,234
Mortgage loans on real estate	-	-

Total	$104,300	$78,234

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties. The Company anticipates that the mortgage loans on real estate commitments will fund within 90 days.

Legal Proceedings—In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

10.	RESERVES

At December 31, 2019, the Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

A. Individual Annuities	2019
	Amount	Percent

Subject to discretionary withdrawal:

With fair value adjustment	$4,292	0.8%

At book value less current surrender charge of 5% or more	-	0.0
At fair value	194	0.0

Total with adjustment or at market value	4,486	0.8

At book value without adjustment (minimum or no charge or adjustment)	512,606	95.9
Not subject to discretionary withdrawal	17,417	3.3

Total annuity reserves and deposit fund liabilities—before reinsurance	534,509	100%

Less reinsurance ceded	2,625

Net annuity reserves and deposit fund liabilities	$531,884

B. Group Annuities	2019
	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0
At fair value	-	0.0

Total with adjustment or at market value		0.0

At book value without adjustment (minimum or no charge or adjustment)	471	100.0
Not subject to discretionary withdrawal	-	0.0

Total annuity reserves and deposit fund liabilities—before reinsurance	471	100%

Less reinsurance ceded	-

Net annuity reserves and deposit fund liabilities	$471

C. Deposit- Type Contracts (No Life Contingencies)	2019
	Amount	Percent

Subject to discretionary withdrawal:
With fair value adjustment	$-	0.0%
At book value less current surrender charge of 5% or more	-	0.0
At fair value	-	0.0

Total with adjustment or at market value		0.0

At book value without adjustment (minimum or no charge or adjustment)		0.0
Not subject to discretionary withdrawal	11,327	100.0

Total annuity reserves and deposit fund liabilities—before reinsurance	11,327	100%

Less reinsurance ceded	1,256

Net annuity reserves and deposit fund liabilities	$10,071

Of the total net annuity reserves and deposit fund liabilities of $542,426 at December 31, 2019, $542,232 is included in the general account and $194 is included in the separate account.

At December 31, 2019, the Company’s life reserves that are subject to discretionary withdrawal, surrender values, or policy loans and not subject to discretionary withdrawal or no cash value provisions are summarized as follows:

						Separate Account
			General Account			Guaranteed and Nonguaranteed
			Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve

A.	Subject to discretionary withdrawal, surrender value, or policy loans:
	(1)	Term Policies with Cash Value	$-	$21,380	$37,720	$-	$-	$-
	(2)	Universal Life	304,084	300,958	312,700	-	-	-
	(3)	Universal Life with Secondary Guarantees	40,194	36,484	46,131	-	-	-
	(4)	Indexed Universal Life	-	-	-	-	-	-
	(5)	Indexed Universal Life with Secondary Guarantees	-	-	-	-	-	-
	(6)	Indexed Life	-	-	-	-	-	-
	(7)	Other Permanent Cash Value Life Insurance	-	7,898	10,463	-	-	-
	(8)	Variable Life	-	-	-	-	-	-
	(9)	Variable Universal Life	-	-	-	490	490	490
	(10)	Miscellaneous Reserves	-	-	-	-	-	-
B.	Not subject to discretionary withdrawal or no cash values:
	(1)	Term policies without Cash Value	XXX	XXX	72,536	XXX	XXX	-
	(2)	Accidental Death Benefits	XXX	XXX	39	XXX	XXX	-
	(3)	Disability - Active Lives	XXX	XXX	2,943	XXX	XXX	-
	(4)	Disability - Disabled Lives	XXX	XXX	6,208	XXX	XXX	-
	(5)	Miscellaneous Reserves	XXX	XXX	153,284	XXX	XXX	-
C.	Total (gross: direct + assumed)		344,278	366,719	642,023	490	490	490
D.	Reinsurance ceded		247,591	254,251	465,765	-	-	-
E.	Total (net) (C) - (D)		96,687	112,468	176,258	490	490	490

11.	PREMIUM AND ANNUITY CONSIDERATIONS DEFERRED AND UNCOLLECTED

Deferred and uncollected life insurance premiums and annuity considerations at December 31 are as follows:

	2019		2018
		Net of		Net of
	Gross	Loading	Gross	Loading

Ordinary renewal	$1,569	$1,569	$1,592	$1,592

12.	SUBSEQUENT EVENTS

COVID-19

As a result of the spread of COVID-19 globally, the World Health Organization declared a global emergency on January 30, 2020. The COVID-19 pandemic could have a material adverse effect on global, national and local economies, as well as the Company. The extent to which COVID-19 impacts the Company’s results will depend on future developments.

Other than COVID-19, there have been no other events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through April 14, 2020, the date the statutory-basis financial statements were available to be issued.

* * * * * *

Wilton Reassurance Life

Company of New York

Statutory-Basis Financial Statements

as of June 30, 2021 (unaudited) and December 31, 2020, and

for the Six Months Ended June 30, 2021 and June 30, 2020 (unaudited)

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS BALANCE SHEETS

AS OF JUNE 30, 2021 (unaudited) AND DECEMBER 31, 2020

(Amounts in thousands of US Dollars, except share amounts)

	2021	2020
Admitted Assets
Cash and invested assets:
Bonds	$658,566	$682,887
Preferred stocks	43,690	38,792
Common stocks	3,832	595
Mortgage loans on real estate	15,121	15,363
Cash, cash equivalents, and short-term investments	16,264	15,886
Policy loans	11,283	11,676
Other invested assets	112,045	81,337

Total cash and invested assets	860,801	846,536
Accrued investment income	5,359	5,516
Deferred and uncollected life premium, net of loading of $0 and $0 at June 30, 2021 and December 31, 2020, respectively	531	1,493
Reinsurance recoverable	11,577	13,392
Net deferred tax assets	3,995	5,366
Other assets	1,901	1,662
Separate account assets	964	964

Total admitted assets	$885,128	$874,928

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$710,459	$720,072
Policy and contract claims	16,067	12,964
Policyholders’ funds	10,958	10,545

Total policy and contract liabilities	737,484	743,581

Other amounts payable on reinsurance	237	706
Interest maintenance reserve	11,210	10,591
Commissions and expense allowances on reinsurance assumed	(109)	(105)
Accounts payable and general expenses due and accrued	10,696	11,700
Current federal income taxes payable	1,118	666
Amounts withheld or retained by company as agent or trustee	652	638
Remittances not allocated	2,227	2,971
Asset valuation reserve	19,666	14,691
Reinsurance in unauthorized and certified companies	3,406	2,220
Funds held under reinsurance treaties	7,470	2,940
Payable to parent and affiliates	707	539
Payable for securities	1,108	-
Other liabilities	1,586	1,606
Separate account liabilities	964	964

Total liabilities	798,422	793,706

Capital and surplus
Common stock, $4.55 par value, 1,100,000 shares authorized; issued and outstanding, 550,000 shares	2,503	2,503
Paid-in surplus	71,546	71,546
Unassigned surplus	12,657	7,173

Total capital and surplus	86,706	81,222

Total liabilities and capital and surplus	$885,128	$874,928

See accompanying notes to the statutory-basis financial statements (unaudited)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(Amounts in thousands of US Dollars)

	2021	2020
Premiums and other revenues
Life and annuity premiums	$4,705	$5,870
Considerations for supplementary contracts with life contingencies	1,080	698
Net investment income	24,688	19,929
Amortization of interest maintenance reserve	888	816
Commissions & expense allowances on reinsurance ceded	622	430
Other revenues - net	(65)	(70)

Total premiums and other revenues	31,918	27,673

Benefits paid or provided
Death benefit	4,716	7,501
Annuity benefit	9,023	8,174
Surrender benefit and withdrawals	10,227	12,833
Payment on supplementary contracts with life contingencies	769	751
Interest and adjustments on contract or deposit-type contract funds	(220)	80
Changes in life, annuity and accident & health reserves	(9,613)	(8,667)
Other benefits	311	226

Total benefits paid or provided	15,213	20,898

Insurance expenses and other
Commissions and expenses allowances	349	188
General insurance expenses	4,374	5,589
Insurance taxes, licenses & fees	943	553
Net transfer to or (from) separate accounts	5	(19)
Other	(5)	417

Total insurance expenses and other	5,666	6,728

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	11,039	47
Income tax expenses (benefits)	843	(544)

Gain (Loss) from operations before net realized capital gains (losses)	10,196	591
Realized capital gains (losses)	381	(140)

Net gain (loss) from operations	10,577	451

See accompanying notes to statutory-basis financial statements (unaudited)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

(Amounts in thousands of US Dollars)

	Common Stock	Paid-In Surplus	Unassigned Surplus (Deficit)	Total Capital and Surplus

Balance - December 31, 2019	$2,503	$71,546	$29,128	$103,177

Net gain	-	-	451	451
Change in net unrealized capital gains (losses)	-	-	(1,719)	(1,719)
Change in net deferred income tax	-	-	(48)	(48)
Change in nonadmitted assets	-	-	(975)	(975)
Change in liability for reinsurance in unauthorized and certified companies	-	-	(210)	(210)
Change in asset valuation reserve	-	-	(1,393)	(1,393)

Net change in surplus for the period	-	-	(3,894)	(3,894)

Balance - June 30, 2020	$2,503	$71,546	$25,234	$99,283

Balance - December 31, 2020	$2,503	$71,546	$7,173	$81,222

Net gain	-	-	10,577	10,577
Change in net unrealized capital gains (losses)	-	-	2,277	2,277
Change in net deferred income tax	-	-	(493)	(493)
Change in nonadmitted assets	-	-	(716)	(716)
Change in liability for reinsurance in unauthorized and certified companies	-	-	(1,186)	(1,186)
Change in asset valuation reserve	-	-	(4,975)	(4,975)

Net change in surplus for the period	-	-	5,484	5,484

Balance - June 30, 2021	$2,503	$71,546	$12,657	$86,706

See accompanying note to the statutory-basis financial statements.

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENT OF CASH FLOWS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND JUNE 30, 2020

(Amounts in thousands of US Dollars)

	2021	2020
Operating activities
Premiums collected net of reinsurance	$6,749	$6,960
Net investment income	23,381	20,026
Miscellaneous income received	3,879	481
Benefit and losses paid	(24,126)	(26,469)
Net transfers from (to) separate accounts	(5)	19
Commissions and expenses paid	(6,395)	(9,651)
Federal income taxes received (paid)	(1,692)	(2,090)

Net cash provided by (used in) operating activities	1,791	(10,724)

Investing activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	74,060	84,428
Stocks	10,282	10,645
Mortgage loans on real estate	241	260
Other invested assets	8,313	9,110
Miscellaneous proceeds	1,108	-

Total investment proceeds	94,004	104,443

Costs of investment acquired:
Bonds	46,451	58,168
Stocks	17,446	15,188
Mortgage loans on real estate	-	2,900
Other invested assets	35,867	21,964
Miscellaneous proceeds	303	1,204

Total costs of investment acquired	100,067	99,424

Increase (decrease) in policy loans	370	385

Net cash provided by (used in) investing activities	(5,693)	5,404

Financing and miscellaneous activities
Net inflow (withdrawal) on deposit type contracts	413	(1)
Other cash provided (applied)	3,867	5,601

Net cash provided by (used in) financing activities	4,280	5,600

Net increase (decrease) in cash, cash equivalents and short-term investments	378	280
Beginning of period	15,886	13,790

End of period	$16,264	$14,070

See accompanying notes to the statutory-basis financial statements (unaudited)

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Wilton Reassurance Life Company of New York

NOTES TO STATUTORY-BASIS FINANCIAL STATEMENTS (unaudited)

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2021 and June 30, 2020

(Amounts in thousands of US Dollar)

1.	Nature of Operations and Basis of Presentation

Organization

Wilton Reassurance Life Company of New York (the Company or WRNY) is a stock life insurance company organized in 1955 under the laws of the State of New York. The Company operates predominantly in the individual life business, as well as the group and individual annuity business of the life insurance industry and is licensed in all 50 states, the District of Columbia and the U.S. Virgin Islands, although, historically, its marketing efforts have been concentrated in the State of New York. The Company currently has no employees and currently writes no new primary insurance policies.

The Company is a wholly owned subsidiary of Wilton Reassurance Company (WRAC) which, in turn is a wholly owned subsidiary of Wilton Re U.S. Holdings, Inc., a Delaware corporation (Wilton Re U.S.). All but a de minimis portion of the economic interests and 100% of the voting interests of Wilton Re U.S. are held or controlled by Wilton Re U.S. Holdings Trust, an Ontario trust (the Wilton Re Trust). In turn, all economic interests associated with the Wilton Re Trust accrue to Wilton Re Ltd. (WRL), a non-insurance holding company registered in Nova Scotia, Canada. WRL is deemed the ultimate parent corporation in the Company’s holding company system.

Basis of Presentation

The unaudited financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP). These interim statutory-basis financial statements do not include all of the information and footnotes required for complete financial statements and should be read in conjunction with the Company’s audited statutory-basis financial statements for the year ended December 31, 2020.

In the opinion of management, all adjustments, including normal recurring adjustments necessary for a fair presentation have been included. Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2021.

2.	Prescribed and Permitted Statutory Practices

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these statutory basis financial statements.

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The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP. The Department’s Insurance Regulation 172 requires the Company to record a write-in asset of $856 and $889 related to the gross premiums for reinsurance paid beyond the paid-to date of the underlying policy as of June 30, 2021 and 2020, respectively. These amounts would be refunded to the Company by the reinsurer in the event of policy termination.

A reconciliation of the Company’s net income for six months ended June 30, 2021 and June 30, 2020, and capital and surplus as of June 30, 2021 and 2020, between NAIC SAP and practices prescribed and permitted by the State of New York is shown below:

	2021	2020
Net gain (loss)
Net gain (loss), State of New York basis	$10,577	$451
State prescribed practices (income)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	-	-
State permitted practices (income)	-	-

Net gain (loss), NAIC SAP	$10,577	$451

Statutory capital and surplus
Statutory capital and surplus, State of New York basis	$86,706	$99,283
State prescribed practices (surplus)— Prepaid reinsurance—NYSID allowed under Circ Letter 11	(856)	(889)
State permitted practices (surplus)	-	-

Statutory capital and surplus, NAIC SAP	$85,850	$98,394

The Company’s shareholder’s equity determined in accordance with GAAP as of June 30, 2021 and December 31, 2020 was $267,182 and $253,319, respectively. The Company’s net income (loss) determined in accordance with GAAP for the six months ended June 30, 2021 and June 30, 2020 was $13,864 and ($13,118), respectively.

3.	Investments

The carrying value, fair value and related unrealized gains and losses of the Company’s investments in bonds, preferred stocks and common stocks are summarized as:

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	Carrying	Gross Unrealized		Fair
At June 30, 2021	Value	Gains	Losses	Value

U.S. government and agencies	$24,189	$4,307	$-	$28,496
State and political subdivisions	45,091	12,185	-	57,276
Foreign sovereign	1,000	124	-	1,124
Corporate securities	280,322	33,824	(1,073)	313,073
Residential mortgage-backed securities	32,748	3,636	(44)	36,340
Commercial mortgage-backed securities	54,135	6,536	(94)	60,577
Asset backed securities	83,575	6,035	(1,449)	88,161
Collateralized debt obligations	137,506	4,909	(3,652)	138,763

Total bonds	658,566	71,556	(6,312)	723,810

Preferred stocks	43,690	3,522	(47)	47,165
Common stocks	3,832	3	(3)	3,832

Total bonds and stocks	$706,088	$75,081	$(6,362)	$774,807

	Carrying	Gross Unrealized		Fair
At December 31, 2020	Value	Gains	Losses	Value

U.S. government and agencies	$25,508	$5,327	$-	$30,835
State and political subdivisions	45,130	12,865	-	57,995
Foreign sovereign	1,000	148	-	1,148
Corporate securities	287,099	38,927	(1,491)	324,535
Residential mortgage-backed securities	38,816	4,600	(56)	43,360
Commercial mortgage-backed securities	54,892	6,992	(132)	61,752
Asset backed securities	92,381	6,915	(2,239)	97,057
Collateralized debt obligations	138,061	909	(9,222)	129,748

Total bonds	682,887	76,683	(13,140)	746,430

Preferred stocks	38,792	3,029	(109)	41,712
Common stocks	595	-	-	595

Total bonds and stocks	$722,274	$79,712	$(13,249)	$788,737

On June 30, 2021 and December 31, 2020, included within cash and invested assets, cash, and bonds with an admitted asset value of $8,956 and $8,944, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The following table shows gross unrealized losses and fair values of bonds, preferred stocks, and common stocks, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

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	Less Than 12 Months		12 Months or More		Total
At June 30, 2021	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	$8,122	$(418)	$10,117	$(655)	$18,239	$(1,073)
Residential mortgage-backed securities	122	(44)	-	-	122	(44)
Commercial mortgage-backed securities	13		109	(94)	122	(94)
Asset backed securities	12,667	(96)	12,419	(1,353)	25,086	(1,449)
Collateralized debt obligations	16,387	(221)	53,485	(3,431)	69,872	(3,652)

Total bonds	37,311	(779)	76,130	(5,533)	113,441	(6,312)
Preferred stocks	2,225	(37)	139	(10)	2,364	(47)
Common stocks	592	(3)	-	-	592	(3)

Total bonds and stocks	$40,128	$(819)	$76,269	$(5,543)	$116,397	$(6,362)

	Less Than 12 Months		12 Months or More		Total
At December 31, 2020	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses

Corporate securities	$15,475	$(747)	$6,610	$(744)	$22,085	$(1,491)
Residential mortgage-backed securities	389	(56)	-	-	389	(56)
Commercial mortgage-backed securities	2,950	(53)	125	(79)	3,075	(132)
Asset backed securities	29,143	(1,693)	1,899	(546)	31,042	(2,239)
Collateralized debt obligations	36,811	(1,693)	63,144	(7,529)	99,955	(9,222)

Total bonds	84,768	(4,242)	71,778	(8,898)	156,546	(13,140)

Preferred stocks	3,271	(103)	169	(6)	3,440	(109)

Total bonds and stocks	$88,039	$(4,345)	$71,947	$(8,904)	$159,986	$(13,249)

The Company recognized $0 and $23 of other-than-temporary impairments for the six months ended June 30, 2021 and June 30, 2020, respectively.

A summary of the carrying value and fair value of the Company’s investments in bonds as of June 30, 2021, by contractual maturity, is as follows:

	Carrying Value	Fair Value
Years to maturity:
0–1 year	$679	$681
1–5 years	66,838	71,533
5–10 years	48,757	56,003
10–20 years	73,123	88,995
over 20 years	161,205	182,757
Residential Mortgage-Backed Securities	32,748	36,340
Commercial Mortgage-Backed Securities	54,135	60,577
Asset-backed securities	83,575	88,161
Collateralized debt obligations	137,506	138,763

Total	$658,566	$723,810

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The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Mortgage Loans on Real Estate

The Company’s Commercial Mortgage Loan (CML) portfolio is collateralized by a variety of commercial real estate property types located across the United States. The geographic distribution of the CML portfolio as of June 30, 2021, is shown below. No other state represented more than 5% of the portfolio.

Percentage of Loan Portfolio Carrying Value	% of Total

Texas	62.9%
South Carolina	19.2%
North Carolina	17.9%

The types of properties collateralizing the CMLs as of June 30, 2021, are as follows:

Percentage of Loan Portfolio Carrying Value	% of Total

Industrial	49.4%
Retail	19.2
Multi-family	17.8
Lodging	13.6

Total	100.0%

The maximum percentage of any one loan to the value of security at June 30, 2021, exclusive of insured, guaranteed, or purchase money mortgages, was 62.5%.

The contractual maturities of the CML portfolio as of June 30, 2021, are as follows:

	Carrying Value	Percent
2021	$-	-%
2022	-	-
2023	-	-
2024	-	-
2025	-	-
Thereafter	15,121	100.0

Total	$15,121	100.0%

As of June 30, 2021, the Company’s mortgage loan balances are classified as current.

Net Investment Income

Major categories of the Company’s net investment income are summarized as follows for the six months ended June 30, 2021 and June 30, 2020:

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	2021	2020
Income:
Bonds	$16,678	$17,101
Preferred stocks	1,175	1,129
Commercial mortgage loans	270	253
Policy loans	481	539
Other invested assets	7,389	2,013
Short-term investments and cash	14	70

Total investment income	26,077	21,175

Expenses:
Investment expenses	1,115	1,046
Interest on funds held under reinsurance treaties	204	130

Total investment expenses	1,319	1,176

Net investment income	$24,758	$19,999

Realized Gains and Losses

The capital gains and losses from investments in bonds, preferred stocks, common stocks, and other invested assets, and the related impact of income taxes and amounts transferred to interest maintenance reserves (IMR), are as follows for the six months ended June 30, 2021 and June 30, 2020:

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	2021	2020
Bonds:

Gross realized capital gains on sales	$2,305	$2,389

Gross realized capital losses on sales	(337)	(1,115)

Net realized capital gains on sales	1,968	1,274

Preferred stocks:

Gross realized capital gains on sales	242	649

Gross realized capital losses on sales	(133)	(219)

Net realized capital gains on sales	109	430

Common stocks:

Gross realized capital gains on sales	1,114	-

Other invested assets:
Gross realized capital losses on sales	-	(1)
Impairments on other invested assets	-	(23)

Total other invested assets	-	(24)

Realized capital gains before federal income taxes and transfer to IMR	3,191	1,680

Amount transferred to IMR	(1,507)	(1,324)
Federal income tax expense	(1,303)	(496)

Net realized capital gains (losses)	$381	$(140)

4.	Fair Values

Fair value of financial assets and liabilities are categorized as follows:

Level 1

Unadjusted quoted prices for identical assets or liabilities in an active market. The types of financial investments included in Level 1 are listed equities, money market funds, U.S. Treasury securities and non-interest-bearing cash.

Level 2

Pricing inputs other than quoted prices in active markets which are either directly or indirectly observable as of the reporting date, and fair value determined through the use of models or other valuation methods. Such inputs may include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market. Level 2 valuations may be obtained from independent sources for identical or comparable assets or through the use of valuation methodologies using observable market-corroborated inputs. Prices from third party pricing services are validated through analytical reviews. Financial instruments in this category include publicly traded issues such as U.S. and foreign corporate securities, and residential and commercial mortgage backed securities, among others.

Level 3

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Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability. Market standard techniques for determining the estimated fair value of certain securities that trade infrequently may rely on inputs that are not observable in the market or cannot be derived from or corroborated by market observable data. Prices are determined using valuation methodologies such as discounted cash flow models and other techniques. Management believes these inputs are consistent with what other market participants would use when pricing similar assets.

The Company has a limited number of assets and liabilities that are measured and reported at fair value in the statutory-basis balance sheets.

The carrying value and fair value of the Company’s financial instruments as of June 30, 2021 and December 31, 2020 were as follows:

June 30, 2021	Carrying Value	Fair Value	Level 1	Level 2	Level 3

U.S. government and agencies	$24,189	$28,496	$10,007	$18,489	$-
State and political subdivisions	45,091	57,276	-	51,536	5,740
Foreign sovereign	1,000	1,124	-	1,124	-
Corporate securities	280,322	313,073	-	285,010	28,063
Residential mortgage-backed securities	32,748	36,340	-	36,340	-
Commercial mortgage-backed securities	54,135	60,577	-	60,577	-
Asset backed securities	83,575	88,161	-	66,422	21,739
Collateralized debt obligations	137,506	138,763	-	130,449	8,314

Total bonds	658,566	723,810	10,007	649,947	63,856

Preferred stocks	43,690	47,165	-	47,165	-
Common stock	3,832	3,832	-	-	3,832
Cash, cash equivalents, and short-term investments	16,264	16,264	16,264	-	-
Other invested assets*	21,994	27,865	-	16,011	11,854
Commercial mortgage loans	15,121	15,864	-	-	15,864
Policy loans	11,283	11,577	-	-	11,577
Separate accounts	964	964	-	964	-

Total financial assets	$771,714	$847,341	$26,271	$714,087	$106,983

Financial liabilities—annuities-deferred and without life contingencies	$517,312	$690,908	$-	$690,908	$-
Separate accounts	964	964	-	964	-

Total financial liabilities	$518,276	$691,872	$-	$691,872	$-

* Excludes limited partnership investments of $90,051 accounted for under the equity method.

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	Carrying	Fair
December 31, 2020	Value	Value	Level 1	Level 2	Level 3

U.S. government and agencies	$25,508	$30,835	$10,370	$20,465	$-
State and political subdivisions	45,130	57,995	-	52,180	5,815
Foreign sovereign	1,000	1,148	-	1,148	-
Corporate securities	287,099	324,535	-	294,225	30,310
Residential mortgage-backed securities	38,816	43,360	-	43,360	-
Commercial mortgage-backed securities	54,892	61,752	-	61,752	-
Asset backed securities	92,381	97,057	-	73,232	23,825
Collateralized debt obligations	138,061	129,748	-	118,982	10,766

Total bonds	682,887	746,430	10,370	665,344	70,716

Preferred stocks	38,792	41,712	-	41,712	-
Common stock	595	595	-	-	595
Cash, cash equivalents, and short-term investments	15,886	15,886	15,886	-	-
Other invested assets*	21,916	27,534	-	16,342	11,192
Commercial mortgage loans	15,363	16,012	-	-	16,012
Policy loans	11,676	11,676	-	-	11,676
Separate accounts	964	964	-	964	-

Total financial assets	$788,079	$860,809	$26,256	$724,362	$110,191

Financial liabilities—annuities-deferred and without life contingencies	$521,900	$735,855	$-	$-	$735,855
Separate accounts	964	964	-	964	-

Total financial liabilities	$522,864	$736,819	$-	$964	$735,855

* Excludes limited partnership investments of $59,421 accounted for under the equity method.

5.	Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements. Reinsurance assumed is not significant. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

The Company has various reinsurance agreements with non-affiliated third parties that enable it to limit the amount of exposure to any single insured. The per life exposure retained by the Company ranges up to $1,500.

The effect of reinsurance on life and accident and health premiums written and earned for the six months ended June 30, 2021 and June 30, 2020, are as follows:

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	2021	2020

Direct premiums	$21,673	$22,976
Assumed premiums	(444)	476
Ceded premiums:
Affiliates	(7,885)	(8,107)
Non-affiliates	(8,639)	(9,475)

Net premiums	$4,705	$5,870

The Company’s ceded reinsurance arrangements reduced certain other items in the statutory-basis financial statements for the six months ended June 30, 2021 and June 30, 2020, and as of June 30, 2021 and December 31, 2020, by the following amounts:

June 30	2021	2020

Benefits paid or provided:
Affiliates	$32,529	$29,071
Nonaffiliates	22,330	15,286

Total benefits paid or provided	$54,859	$44,357

June 30 and December 31
Policy and contract liabilities:
Affiliates	$6,587	$7,210
Nonaffiliates	9,378	6,447

Total policy and contract liabilities	$15,965	$13,657

The inforce as of June 30, 2021 and December 31, 2020 is reduced by reinsurance arrangements ceded as follows:

	2021	2020

Inforce:
Affiliates	$2,280,151	$2,401,757
Nonaffiliates	3,747,110	4,259,001

Total inforce	$6,027,261	$6,660,758

Reinsurance treaties do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. Consequently, allowances would be established for amounts deemed uncollectible. At June 30, 2021 and December 31, 2020, no allowances were deemed necessary. The Company regularly evaluates the financial condition of its reinsurers. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

6.	Federal Income Taxes

The total statutory income tax is different from that which would be obtained by applying the statutory Federal income tax rate of 21% to income before income taxes. Significant items causing these differences are as follows for the six months ended June 30, 2021 and June 30, 2020:

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	2021	2020
Provisions computed at statutory rate	$2,672	$84
IMR	130	107
Other	(165)	(193)

Total	$2,637	$(2)

Federal income tax incurred	$2,144	$(50)
Change in net deferred income taxes	493	48

Total statutory income taxes	$2,637	$(2)

7.	Capital and Surplus

WRNY is subject to statutory regulations of the State of New York. Under these regulations, the maximum amount of dividends which can be paid by a company to shareholders in any twelve month period without prior approval of the New York Department of Financial Services is restricted to the greater of 10% of surplus to policyholders as of the immediately preceding calendar year or net income less realized gains of the preceding year, which may be further limited. WRNY cannot pay dividends in 2021 without prior regulatory approval.

The Company paid no dividends to its stockholder in 2020 or year to date June 30, 2021.

8.	Commitments and Contingencies

Funding of Investments

The company has committed to investing in several limited partnerships and joint ventures. As of June 30, 2021, the company has committed $208,880 for investment and $130,140 remains unfunded.

The Company anticipates that the majority of its current limited partnership commitments will be invested over the next five years; however, these commitments could become due any time at the request of the counterparties.

Legal Proceedings

In the normal course of business, the Company is occasionally involved in litigation, principally from claims made under insurance policies and contracts. The ultimate disposition of such litigation is not expected to have a material adverse effect on the Company’s financial condition, liquidity or results of operations.

9.	Subsequent Events

Effective October 1, 2021, WRAC acquired Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company. It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into the Company, with the Company being the surviving company to the merger.

There have been no other events occurring subsequent to the close of the books or accounts that would have a material effect on the financial condition of the Company. Subsequent events have been considered through October 29, 2021, the date the statutory-basis financial statements were available to be issued.

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Wilton Reassurance Life Company

of New York

Statutory-Basis Combined Financial Information (unaudited)

as of June 30, 2021,

for the Year Ended December 31, 2020, and

for the Six Months Ended June 30, 2021

Statutory-Basis Pro forma Financial Information (unaudited)

as of June 30, 2021, and

for the Year Ended December 31, 2020, and

for the Six Months Ended June 30, 2021

UNAUDITED COMBINED PRO FORMA FINANCIAL INFORMATION

(Amounts in thousands of US Dollars)

On March 29, 2021, Wilton Reassurance Company (WRAC) entered into a Stock Purchase Agreement (ALICNY Purchase Agreement) with Allstate Life Insurance Company (ALIC), Allstate Insurance Company (AIC), Allstate Financial Insurance Holdings Corporation (AFIHC), and Allstate Insurance Holdings, LLC (AIH) to acquire the Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company (Intramerica), a wholly owned subsidiary of AFIHC. On October 1, 2021, WRAC paid a purchase price of $400,247 in cash (the Purchase Price1, and such acquisition, the Acquisition). Under the terms of the ALICNY Purchase Agreement, prior to the consummation of the sale of the ALICNY, Allstate effectuated a share issuance, whereby ALICNY issued to AIH additional shares of common stock of ALICNY and AIH contributed to ALICNY $660,000 in cash. These transactions, which were subject to regulatory approvals, were the consummation of certain pre-sale restructuring and reinsurance transactions and other customary closing conditions closed on October 1, 2021.

It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into Wilton Reassurance Life Company of New York (WRNY), a wholly owned subsidiary of WRAC, with WRNY being the surviving company to the merger (such merger was subject to a regulatory approval that has been received).

The following unaudited pro forma and combined historical financial information of WRNY, ALICNY, and Intramerica is presented to illustrate the estimated effects of the Acquisition and certain other related transactions and adjustments described below (collectively, Adjustments or Transaction Accounting Adjustments), and has been prepared in conformity with statutory accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP).

The unaudited pro forma and combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical statements of operations of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on January 1, 2020. The unaudited pro forma and combined balance sheet as of June 30, 2021 combines the historical balance sheets of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on June 30, 2021. We refer to these unaudited pro forma and combined statements of operations and unaudited pro forma and combined balance sheets as the “pro forma financial information.”

In accordance with Regulation S-X Article 11, Intramerica was determined to be an insignificant subsidiary, thus June 30, 2021, and December 31, 2020 financial statements for Intramerica are not included in this registration statement. Intramerica financial information is included in the pro forma financial information.

The pro forma financial information should be read in conjunction with the accompanying notes. In addition, the pro forma financial information is derived from and should be read in conjunction with the following historical financial statements and accompanying notes of WRNY and ALICNY:

•

Audited annual statutory financial statements of WRNY and ALICNY as of and for the year ended December 31, 2020 and the related notes, filed with the New York Department of Financial Services (the Department) and included in this registration statement; and,

•	Unaudited statutory financial statements of WRNY and ALICNY as of and for the six months ended June 30, 2021, and the related notes, included in this registration statement.

1 The Purchase Price is subject to a customary post-closing review and adjustment mechanism pursuant to the terms of the definitive agreements that govern the Acquisition.

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The pro forma financial information has been prepared by WRNY for illustrative and informational purposes only in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the U.S. Securities and Exchange Commission (the SEC) on May 21, 2020 (Article 11). The pro forma financial information is based on various adjustments and assumptions and is not necessarily indicative of what WRNY’s combined statements of operations or combined balance sheet actually would have been had the Acquisition and other Adjustments been completed as of the dates indicated or will be for any future periods. The pro forma financial statements do not purport to project the future financial position or operating results of WRNY following the completion of the Acquisition.

The pro forma Adjustments are preliminary, based upon available information and prepared solely for the purpose of this pro forma financial information.

The pro forma financial information reflects pro forma adjustments WRNY believes are necessary to present fairly WRNY’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions WRNY believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Acquisition, and reflective of adjustments necessary to report WRNY’s financial condition and results of operations as if WRNY completed the Acquisition as of the dates indicated.

The pro forma financial information does not include adjustments to reflect any potential revenue synergies or cost savings that may be achievable in connection with the Acquisition. As a result of displaying amounts in thousands, rounding differences may exist in the tables below.

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS BALANCE SHEETS (unaudited)

COMBINED AS OF JUNE 30, 2021

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Admitted Assets
Cash and invested assets:
Bonds	$658,566	$4,415,100	$13,170	$5,086,836
Preferred stocks	43,690	1,848	-	45,537
Common stocks	3,832	162,702	-	166,534
Mortgage loans on real estate	15,121	534,362	-	549,483
Cash, cash equivalents, and short-term investments	16,264	53,050	1,613	70,926
Policy loans	11,283	36,724	-	48,007
Other invested assets	112,045	367,255	399	479,699

Total cash and invested assets	860,801	5,571,041	15,182	6,447,024

Accrued investment income	5,359	44,413	154	49,926
Deferred and uncollected life premium	531	26,980	-	27,511
Reinsurance recoverable	11,577	8,283	-	19,861
Net deferred tax assets	3,995	31,873	52	35,921
Other assets	1,901	37,806	19	39,726
Separate account assets	964	423,113	23,889	447,965

Total admitted assets	$885,128	$6,143,509	$39,297	$7,067,933

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$710,459	$4,511,844	$3,687	$5,225,990
Policy and contract claims	16,046	22,232	1	38,279
Policyholders’ funds	10,958	295,465	-	306,423

Total policy and contract liabilities	737,463	4,829,541	3,688	5,570,693

Other amounts payable on reinsurance	237	-	-	237
Interest maintenance reserve	11,210	11,644	-	22,854
Commissions and expense allowances on reinsurance assumed	(109)	15	-	(95)
Accounts payable and general expenses due and accrued	10,696	1,363	14	12,072
Current federal income taxes payable	1,118	12,973	36	14,128
Amounts withheld or retained by company as agent or trustee	652	-	-	652
Remittances not allocated	2,227	994	14	3,235
Asset valuation reserve	19,666	143,327	42	163,036
Reinsurance in unauthorized and certified companies	3,406	-	-	3,406
Funds held under reinsurance treaties	7,470	-	-	7,470
Payable to parent and affiliates	707	4,188	13	4,907
Payable for securities	1,108	43,388	747	45,243
Other liabilities	1,607	28,231	10	29,848
Separate account liabilities	964	423,113	23,889	447,965

Total liabilities	798,422	5,498,777	28,453	6,325,652

Capital and surplus
Common stock	2,503	2,500	2,100	7,103
Paid-in surplus	71,546	131,253	700	203,500
Unassigned surplus	12,657	510,978	8,044	531,679

Total capital and surplus	86,706	644,732	10,844	742,281

Total liabilities and shareholder’s equity	$885,128	$6,143,509	$39,297	$7,067,933

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA BALANCE SHEET (unaudited)

AS OF JUNE 30, 2021

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma
Admitted Assets
Cash and invested assets:
Bonds	$5,086,836	$(19,400)	$-	$5,067,436
Preferred stocks	45,537	-	-	45,537
Common stocks	166,534	-	-	166,534
Mortgage loans on real estate	549,483	-	-	549,483
Cash, cash equivalents, and short-term investments	70,926	659,300	(467,800)	262,426
Policy loans	48,007	(1,000)	-	47,007
Other invested assets	479,699	-	-	479,699

Total cash and invested assets	6,447,024	638,900	(467,800)	6,618,124

Accrued investment income	49,926	-	-	49,926
Deferred and uncollected life premium	27,511	(1,300)	-	26,211
Reinsurance recoverable	19,861	-	-	19,861
Net deferred tax assets	35,921	(1,100)	-	34,821
Other assets	39,726	-	-	39,726
Separate account assets	447,965	-	-	447,965

Total admitted assets	$7,067,933	$636,500	$(467,800)	$7,236,633

Liabilities
Policy and contract liabilities
Life, annuity and accident & health reserves	$5,225,990	$1,267,900	$(4,376,800)	$2,117,090
Policy and contract claims	38,279	(4,600)	-	33,679
Policyholders’ funds	306,423	-	-	306,423

Total policy and contract liabilities	5,570,693	1,263,300	(4,376,800)	2,457,193

Other amounts payable on reinsurance	237	(400)	-	(163)
Interest maintenance reserve	22,854	(100)	-	22,754
Commissions and expense allowances on reinsurance assumed	(95)	-	-	(95)
Accounts payable and general expenses due and accrued	12,072	-	-	12,072
Current federal income taxes payable	14,128	1,600	(367,800)	(352,072)
Amounts withheld or retained by company as agent or trustee	652	-	-	652
Remittances not allocated	3,235	(100)	-	3,135
Asset valuation reserve	163,036	-	(84,700)	78,336
Reinsurance in unauthorized and certified companies	3,406	-	-	3,406
Funds held under reinsurance treaties	7,470	-	4,122,700	4,130,170
Payable to parent and affiliates	4,907	-	-	4,907
Payable for securities	45,243	-	-	45,243
Other liabilities	29,848	-	-	29,848
Separate account liabilities	447,965	-	-	447,965

Total liabilities	6,325,652	1,264,300	(706,600)	6,883,352

Capital and surplus
Common stock	7,103	-	-	7,103
Paid-in surplus	203,500	660,000	(538,000)	325,500
Unassigned surplus	531,679	(1,287,800)	776,800	20,679

Total capital and surplus	742,281	(627,800)	238,800	353,281

Total liabilities and shareholder’s equity	$7,067,933	$636,500	$(467,800)	$7,236,633

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

COMBINED FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Premiums and other revenues
Life and annuity premiums	$10,578	$170,685	$3	$181,266
Considerations for supplementary contracts with life contingencies	1,014	-	-	1,014
Net investment income	42,217	265,739	450	308,405
Amortization of interest maintenance reserve	1,805	6,257	(4)	8,058
Commissions & expense allowances on reinsurance ceded	934	2,212	-	3,145
Other revenues - net	(329)	(21,107)	141	(21,294)

Total premiums and other revenues	56,218	423,786	591	480,594

Benefits paid or provided
Death benefit	12,172	90,551	-	102,724
Annuity benefit	12,552	151,598	461	164,610
Surrender benefit and withdrawals	22,187	86,405	1,560	110,152
Payment on supplementary contracts with life contingencies	1,404	0	-	1,404
Interest and adjustments on contract or deposit-type contract funds	(417)	18,705	-	18,288
Changes in life, annuity and accident & health reserves	7,225	90,091	(474)	96,843
Other benefits	234	12,936	-	13,170

Total benefits paid or provided	55,359	450,286	1,546	507,191

Insurance expenses and other
Commissions and expenses allowances	352	11,035	-	11,387
General insurance expenses	10,407	30,361	129	40,897
Insurance taxes, licenses & fees	1,217	7,248	54	8,518
Net transfer to or (from) separate accounts	(4)	(35,702)	(1,399)	(37,106)
Other	393	151	0	544

Total insurance expenses and other	12,365	13,093	(1,217)	24,241

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	(11,506)	(39,593)	261	(50,838)

Income tax expenses (benefits)	(646)	9,383	50	8,787

Gain (Loss) from operations before net realized capital gains (losses)	(10,860)	(48,976)	211	(59,624)

Realized capital gains (losses)	(846)	(17,092)	-	(17,937)

Net gain (loss) from operations	$(11,706)	$(66,067)	$211	$(77,562)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS STATEMENTS OF OPERATIONS (unaudited)

COMBINED FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollars)

	WRNY	ALICNY	Intramerica	Combined
Premiums and other revenues
Life and annuity premiums	$4,705	$83,871	$2	$88,578
Considerations for supplementary contracts with life contingencies	1,080	-	-	1,080
Net investment income	24,688	126,866	226	151,780
Amortization of interest maintenance reserve	888	2,734	0	3,622
Commissions & expense allowances on reinsurance ceded	622	1,149	-	1,770
Other revenues - net	(65)	(23,097)	80	(23,083)

Total premiums and other revenues	31,917	191,522	308	223,747

Benefits paid or provided
Death benefit	4,716	51,403	-	56,119
Annuity benefit	9,023	68,365	280	77,668
Surrender benefit and withdrawals	10,227	42,059	472	52,758
Payment on supplementary contracts with life contingencies	769	0	-	769
Interest and adjustments on contract or deposit-type contract funds	(220)	7,842	-	7,622
Changes in life, annuity and accident & health reserves	(9,613)	(24,560)	323	(33,850)
Other benefits	311	6,661	-	6,972

Total benefits paid or provided	15,213	151,770	1,074	168,057

Insurance expenses and other
Commissions and expenses allowances	349	5,513	-	5,862
General insurance expenses	4,374	13,618	56	18,048
Insurance taxes, licenses & fees	943	3,234	43	4,220
Net transfer to or (from) separate accounts	5	(28,024)	(1,010)	(29,028)
Other	(5)	113	(0)	109

Total insurance expenses and other	5,666	(5,546)	(911)	(790)

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	11,038	45,298	145	56,480

Income tax expenses (benefits)	841	7,742	15	8,598

Gain (Loss) from operations before net realized capital gains (losses)	10,196	37,556	130	47,882

Realized capital gains (losses)	381	47,327	-	47,708

Net gain (loss) from operations	$10,577	$84,882	$130	$95,589

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA STATEMENT OF OPERATIONS (unaudited)

FOR THE YEAR ENDED DECEMBER 31, 2020

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma

Premiums and other revenues
Life and annuity premiums	$181,266	-	(77,920)	$103,977
Considerations for supplementary contracts with life contingencies	1,014	-	-	1,014
Net investment income	308,405	-	-	308,405
Amortization of interest maintenance reserve	8,058	-	-	8,058
Commissions & expense allowances on reinsurance ceded	3,145	-	-	3,145
Other revenues - net	(21,294)	-	(175,075)	(196,369)

Total premiums and other revenues	480,594	-	(252,365)	228,230

Benefits paid or provided
Death benefit	102,724	-	(45,731)	56,993
Annuity benefit	164,610	-	(104,942)	59,668
Surrender benefit and withdrawals	110,152	-	(11,009)	99,143
Payment on supplementary contracts with life contingencies	1,404	-	-	1,404
Interest and adjustments on contract or deposit-type contract funds	18,288	-	-	18,288
Changes in life, annuity and accident & health reserves	96,843	-	(147,237)	(50,394)
Other benefits	13,170	-	-	13,170

Total benefits paid or provided	507,191	-	(308,918)	198,273

Insurance expenses and other
Commissions and expenses allowances	11,387	1,285,100	213,700	1,510,187
General insurance expenses	40,897	-	(11,502)	29,396
Insurance taxes, licenses & fees	8,518	-	-	8,518
Net transfer to or (from) separate accounts	(37,106)	-	-	(37,106)
Other	544	-	-	544

Total insurance expenses and other	24,241	1,285,100	202,199	1,511,540

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	(50,838)	(1,285,100)	(145,645)	(1,481,583)
Income tax expenses (benefits)	8,787	1,600	(353,508)	(343,122)

Gain (Loss) from operations before net realized capital gains (losses)	(59,624)	(1,286,700)	207,863	(1,138,461)
Realized capital gains (losses)	(17,937)	-	-	(17,937)

Net gain (loss) from operations	$(77,562)	$(1,286,700)	$207,863	$(1,156,398)

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WILTON REASSURANCE LIFE COMPANY OF NEW YORK

STATUTORY-BASIS PRO FORMA STATEMENT OF OPERATIONS (unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollars)

		Transaction Accounting Adjustments (Note 4)
	Combined	Pre-Close	Post-Close	Pro forma
Premiums and other revenues
Life and annuity premiums	$88,578	-	(38,645)	$49,933
Considerations for supplementary contracts with life contingencies	1,080	-	-	1,080
Net investment income	151,780	-	-	151,780
Amortization of interest maintenance reserve	3,622	-	-	3,622
Commissions & expense allowances on reinsurance ceded	1,770	-	-	1,770
Other revenues - net	(23,083)	-	(87,538)	(110,620)

Total premiums and other revenues	223,747	-	(126,182)	97,565

Benefits paid or provided
Death benefit	56,119	-	(22,865)	33,254
Annuity benefit	77,668	-	(52,471)	25,197
Surrender benefit and withdrawals	52,758	-	(5,504)	47,254
Payment on supplementary contracts with life contingencies	769	-	-	769
Interest and adjustments on contract or deposit-type contract funds	7,622	-	-	7,622
Changes in life, annuity and accident & health reserves	(33,850)	-	(73,619)	(107,469)
Other benefits	6,972	-	-	6,972

Total benefits paid or provided	168,057	-	(154,459)	13,598

Insurance expenses and other
Commissions and expenses allowances	5,862	-	-	5,862
General insurance expenses	18,048	-	(5,751)	12,297
Insurance taxes, licenses & fees	4,220	-	-	4,220
Net transfer to or (from) separate accounts	(29,028)	-	-	(29,028)
Other	109	-	-	109

Total insurance expenses and other	(790)	-	(5,751)	(6,541)

Gain (Loss) from operations before Federal Income Taxes and net realized capital gains (losses)	56,480	-	34,028	90,508

Income tax expenses (benefits)	8,598	-	7,146	15,744

Gain (Loss) from operations before net realized capital gains (losses)	47,882	-	26,882	74,764

Realized capital gains (losses)	47,708	-	-	47,708

Net gain (loss) from operations	$95,589	$-	$26,882	$122,471

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Wilton Reassurance Life Company of New York

NOTES TO STATUTORY-BASIS PRO FORMA FINANCIAL STATEMENTS (unaudited)

AS OF JUNE 30, 2021, FOR THE YEAR ENDED DECEMBER 31, 2020 AND

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(Amounts in thousands of US Dollar)

1.	Description of Transaction

On March 29, 2021, Wilton Reassurance Company (WRAC) entered into a Stock Purchase Agreement (ALICNY Purchase Agreement) with Allstate Life Insurance Company (ALIC), Allstate Insurance Company (AIC), Allstate Financial Insurance Holdings Corporation (AFIHC), and Allstate Insurance Holdings, LLC (AIH) to acquire the Allstate Life Insurance Company of New York (ALICNY) and Intramerica Life Insurance Company (Intramerica), a wholly owned subsidiary of AFIHC. On October 1, 2021, WRAC paid a purchase price of $400,247 in cash (the Purchase Price, and such acquisition, the Acquisition). Under the terms of the ALICNY Purchase Agreement, prior to the consummation of the sale of the ALICNY, Allstate effectuated a share issuance, whereby ALICNY issued to AIH additional shares of common stock of ALICNY and AIH contributed to ALICNY $660,000 in cash. These transactions, which were subject to regulatory approvals, were the consummation of certain pre-sale restructuring and reinsurance transactions and other customary closing conditions closed on October 1, 2021.

It is anticipated that on November 1, 2021, ALICNY and Intramerica will merge with and into Wilton Reassurance Life Company of New York (WRNY), a wholly owned subsidiary of WRAC, with WRNY being the surviving company to the merger (such merger was subject to a regulatory approval that has been received).

2.	Basis of Presentation

The unaudited pro forma financial statements were prepared using historical audited and unaudited financial statements. The unaudited proforma financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the New York State Department of Financial Services (the Department), which differ from accounting principles generally accepted in the United States of America (GAAP). The unaudited pro forma financial statements were prepared assuming that the anticipated November 1, 2021 merger has occurred.

The pro forma Adjustments or Transaction Accounting Adjustments are preliminary, based upon available information and prepared solely for the purpose of this pro forma financial information. The pro forma financial information reflects pro forma adjustments WRNY believes are necessary to present fairly WRNY’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the periods indicated. The pro forma adjustments are based on currently available information and assumptions WRNY believes are, under the circumstances and given the information available at this time, reasonable, directly attributable to the Acquisition, and reflective of adjustments necessary to report WRNY’s financial condition and results of operations as if WRNY completed the Acquisition. The unaudited pro forma and combined statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical statements of operations of WRNY, ALICNY, and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on January 1, 2020. The unaudited pro forma and combined balance sheet as of June 30, 2021 combines the historical balance sheets of WRNY, ALICNY and Intramerica, after giving effect to the Acquisition and other Adjustments as if they had occurred on June 30, 2021.

In accordance with accounting practices prescribed or permitted by the Department, the merger of ALICNY and Intramerica into WRNY is based on their respective historical bases of accounting, without adjusting assets and liabilities to fair value.

3.	Prescribed and Permitted Statutory Practices

The Department recognizes only statutory accounting practices prescribed or permitted by the State of New York for determining and reporting the financial condition and results of operations of an insurance company, and for determining its solvency under the New York Insurance Law. The NAIC Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of New York. In addition, the Department has the right to require (prescribed practices) or permit (permitted practices) other specific accounting treatments that differ from NAIC SAP. The Company has employed no such permitted practices in the preparation of these unaudited pro forma financial statements. The State of New York may adopt certain prescribed practices that differ from those found in NAIC SAP.

10 | P a g e

4.	Transaction Accounting Adjustments

Pre-Close Adjustments

Immediately prior to closing of the Acquisition, the following transactions, which were subject to regulatory approvals, were completed:

1.

ALICNY increased its authorized capital stock and issued newly authorized shares to AIH (the Share Issuance). In connection with the Share Issuance, AIH made a $660,000 cash contribution to ALICNY; and,

2.	ALICNY reinsured 100% of its voluntary benefits business on a coinsurance basis to American Heritage Life Insurance Company (American Heritage), a Florida domiciled company.

Concurrent with closing and subject to regulatory approvals;

3.	ALICNY terminated its stop loss reinsurance agreement in place with ALIC.

The inception of the voluntary benefits coinsurance agreement with American Heritage and termination of the stop loss reinsurance agreement with ALIC resulted in a net after-tax loss of $1,286,700 which has been presented in the pro forma statement of operations for the year ended December 31, 2020 and in unassigned surplus in the pro forma balance sheet as of June 30, 2021. The recurring impact of these transactions on the statements of operations for the year ended December 2020 and the six months ended June 30, 2021 is not material and therefore has not been included therein.

Post-Close Adjustments

Immediately following the October 1, 2021, closing, the following transactions, which were subject to regulatory approvals, were completed:

4.	ALICNY reinsured 100% of its payout annuities and 50% of its life business on a coinsurance funds withheld basis to WRAC, in an arm’s length transaction; and,
5.

ALICNY restated its gross paid-in and contributed surplus and unassigned funds (surplus) by $538,000 under a quasi-reorganization (Statement of Statutory Accounting Principles No. 72, Surplus and Quasi-Reorganizations).

The inception of the reinsurance agreement with WRAC resulted in an after-tax gain of $154,000 which has been presented in the pro forma statement of operations for the year ended December 31, 2020 and in unassigned surplus in the pro forma balance sheet as of June 30, 2021. The recurring impact of the reinsurance transaction with WRAC has been included in the statements of operations for the year ended December 31, 2020 and the six months ended June 30, 2021.

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ALLSTATE VARIABLE ANNUITY 3 AssetManager

Allstate Life Insurance Company of New York Statement of Additional Information
Allstate Life of New York	Dated April 30, 2005
Separate Account A
Customer Service
2940 S. 84th Street
Lincoln, NE 68506-4142
1 (800) 256 – 9392

This Statement of Additional Information supplements the information in the prospectus for the Allstate Variable Annuity 3 AssetManager that we offer.

This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated April 30, 2005. You may obtain a prospectus by calling or writing your Morgan Stanley Financial Advisor.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Allstate Variable Annuity 3 AssetManager that we offer.

Additions, Deletions or Substitutions of Investments

The Contract

Purchases of Contract

Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)

Calculation of Accumulation Unit Values

Net Investment Factor

Calculation of Variable Income Payments

General Matters

Incontestability

Settlements

Safekeeping of the Variable Account’s Assets

Premium Taxes

Tax Reserves

Experts

Financial Statements

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner’s interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASES

Morgan Stanley DW Inc. is the principal underwriter and distributor of the Contracts. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.

For the Variable Account, we paid commissions to Morgan Stanley DW of , $ 1,311,197, $ 1,463,389, and $ 1,065,469 for the years 2002, 2003, and 2004, respectively.

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS) We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code (“Code”). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept “rollovers” and transfers from Contracts qualifying as tax-sheltered annuities (“TSAs”), individual retirement annuities or accounts (“IRAs”), or any other Qualified Contract that is eligible to “rollover” into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.

CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A “Valuation Period” is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Variable Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A) is the sum of:

(1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

(2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

(B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

(C) is the annualized mortality and expense risk and administrative expense charges divided by 365 and then multiplied by the number of calendar days in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account’s then current Annuity Unit value to determine the number of annuity units (“Annuity Units”) upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value (“Annuity Unit Value”) for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

•

multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account’s Net Investment Factor (described in the preceding section) for the Period; and then

•	dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant’s death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT’S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets.

We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account’s assets in open account in lieu of stock certificates. See the Portfolios’ prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner’s state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

EXPERTS

The financial statements of Allstate Life Insurance Company of New York as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Allstate Life of New York Separate Account A as of December 31, 2004 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The following financial statements (and accompanying Reports of Independent Registered Public Accounting Firm) appear in the pages that follow:

•	financial statements of Allstate New York as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and related financial statement schedules, and

•

the financial statements of Allstate Life of New York Separate Account A which are comprised of the underlying financial statements of the sub-accounts as of December 31, 2004 and for each of the periods in the two years then ended.

The financial statements and schedules of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Contracts.

PART C

OTHER INFORMATION

24. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

All required financial statements are included in Part B of this Registration Statement.

(b) EXHIBITS

(1)(a) Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Separate Account A, (Incorporated herein by reference to Post-Effective Amendment No.  3 to Registrant’s Form N-4 Registration Statement (File No.  033-65381 dated April 30, 1999.)

(1)(b) Form of Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Variable Annuity Account II (Incorporated herein by reference to Post-Effective Amendment No.  10 to Registrant’s Form N-4 Registration Statement (File No.  033-35445 dated December 31, 1996).

(1)(c) Resolution of the Board of Directors of Allstate Life Insurance Company authorizing the consolidation of Allstate Life of New York Variable Annuity Account, Allstate Life of New York Variable Annuity Account II and Allstate Life of New York Separate Account A (File No. 333-114629 dated April  20, 2004).

1(d) Board of Directors Resolution approving plan of merger – Allstate New York (filed herewith)

1(e) Board of Directors Resolution approving plan of merger – WRNY (filed herewith)

(2) Not Applicable.

(3) Form of Underwriting Agreement (Previously filed in Pre-Effective Amendment No. 1 to this Registration Statement (File No. 033-65381) dated September  23,1996.)

3(a) Amendment to Principal Underwriting Agreement (filed herewith)

3(b) Amendment to Amended and Restated Principal Underwriting Agreement (filed herewith)

(4)(a) Form of Contract for the Allstate Variable Annuity 3 AssetManager (Incorporated herein by reference to Form N4/A Amended Registration Statement (File No. 333-38176 dated August 30, 2000).

  (b) Form of Performance Death Benefit Rider for the Allstate Variable Annuity3 AssetManager (Incorporated herein by reference to Form N4/A Amended Registration Statement (File No.  333-38176 dated August 30, 2000).

  (c) Form of Death Benefit Endorsement (Previously filed in Post-Effective Amendment No. 4 to Registration Statement (File No.  333-38176 dated April 17, 2003).

(5) Form of Application for the Allstate Variable Annuity 3 AssetManager (Incorporated herein by reference to Form N4/A Amended Registration Statement (File No. 333-38176 dated August  30, 2000).

(6) Amended and Restated Charter of Wilton Reassurance Life Company of New York (filed herewith).

(7) Not Applicable.

(8) Form of Participation Agreements

(a) Morgan Stanley Variable Investment Series (Incorporated herein by reference to Post-Effective Amendment No. 9 to Form N-4 Registration Statement (File No. 033-35445 dated April 30, 1996).

(b) The Universal Institutional Funds, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 16 to Form N-4 Registration Statement (File No.  033-35445 dated May 1, 2000).

(c) AIM Variable Insurance Funds (Incorporated herein by reference to Post-Effective Amendment No.  16 to Form N-4 Registration Statement (File No.  033-35445 dated May 1, 2000).

(d) Alliance Variable Products Series Fund (Incorporated herein by reference to Post-Effective Amendment No. 16 to Form N-4 Registration Statement (File No. 033-35445 dated May 1, 2000).

(e) Putnam Variable Trust    (Incorporated    herein by    reference to Post-Effective Amendment No.  16 to Form N-4 Registration Statement (File No.  033-35445 dated May 1, 2000).

(f) Van Kampen Life Investment Trust (Incorporated herein by reference to Post-Effective Amendment No. 16 to Form N-4 Registration Statement (File No. 033-35445 dated May 1, 2000).

(g) LSA Variable Series Trust dated May 1, 2002 (Previously filed in Post-Effective Amendment No.  3 to Registration Statement (File 333-38176 dated April 26, 2002).

(h) Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life Insurance Company and Wilton Re Services, Inc., effective October  1, 2021 (filed herewith)

(9) Opinion and Consent of General Counsel (filed herewith).

(10)(a) Independent Auditors’ Consent (filed herewith).

(11) Not Applicable.

(12) Not Applicable.

(13) (a) Performance Data Calculations (Previously filed in Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-38176 dated August 30, 2000).

(b) Performance Data Calculations for the Morgan Stanley VIF Mid-Cap Growth, Putnam VT Small Cap Value, Van Kampen LIT Comstock, and LSA Aggressive Growth funds (Previously filed in Post-Effective Amendment No.  3 to this Registration Statement (File 333-38176 dated April 26, 2002).

(c) Performance Data Calculations (Incorporated herein by reference to Post-Effective Amendment No. 2 to Registration Statement (File No. 333-38176 dated April 17, 2003)

(14) Not Applicable.

(99) Power of Attorney for Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr (filed herewith).

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Unless otherwise indicated, the principal business address of each of the directors and officers of Wilton Reassurance Life Company of New York is 20 Glover Avenue, 4th Floor, Norwalk, CT 06850.

NAME AND PRINCIPAL	POSITION AND OFFICE WITH DEPOSITOR OF THE ACCOUNT
Michael E. Fleitz	Director and Chairman of the Board

Dmitri Ponomarev	Director and Vice Chairman

Perry H. Braun	Director, Senior Vice President, Chief Investment Officer

Scott Sheefel	Director, President

Steven D. Lash	Director, Senior Vice President, Chief Financial Officer

John P. Schreiner*	Director

David Overbeeke*	Director

John J. Quinn*	Director

Robert Deutsch*	Director

Mark R. Sarlitto	Senior Vice President, General Counsel, Secretary

Enrico Treglia	Senior Vice President, Chief Operating Officer

Robert Buckner	Vice President, Valuation Actuary, Illustration Actuary

Lauren Mak	Vice President, Director of Financial Planning and Analysis

Robert Fahr	Vice President, Controller

Cathleen Manka	Tax Director

Patricia Harrigan	Assistant Secretary

Jaime Merritt	Assistant Secretary

Craig Mills	Assistant Secretary

Steven Hancock**	Chief Information Security Officer

Carol Allen**	Chief Compliance Officer

Michael Khoury***	Claims Officer

Brandie Ray***	Claims Officer

Cindy Sumner***	Claims Officer

Individuals marked with an * are outside directors whose address is c/o WRNY, 800 Westchester Avenue, Suite 641 N, Rye Brook, NY 10573. The principal business address for individuals marked with ** is 5000

Yonge Street, Toronto, Ontario. The principal business address for individuals marked with *** is 900 Washington Ave., Waco, TX 76701.

26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

27. NUMBER OF CONTRACT OWNERS

As of August 1, 2021 there are 4 non-qualified contract owners and 1 qualified contract owners for the Allstate Variable Annuity 3 AssetManager.

28. INDEMNIFICATION

The Amended and Restated Charter of Wilton Reassurance Life Company of New York (Depositor) provide for the indemnification of its directors against damages for breach of duty as a director, so long as such person acts or omissions were not in bad faith or involve intentional misconduct or acts or omissions that such person know or reasonable should have known violated the Insurance law or that constituted a knowing violation of any other law that such person personally gain in fact a financial profit or other advantage to which such person was not legally entitled.

Under the terms of the underwriting agreement, the Depositor agrees to indemnify the Distributor for any act or omission in the course of or in connection with rendering services under the underwriting agreement or arising out of the purchase , retention or surrender of a contract; provided however that the company will not indemnify Distributor for any such liability that results from the willful misfeasance, bad faith or gross negligence of Distributors or from the reckless disregard by Distributors of its duties and obligations arising under the underwriting agreement.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the forgoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public Policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public Policy as expressed in the Act and will be governed by the final adjudication of such issue.

29. PRINCIPAL UNDERWRITERS

Allstate Distributors, LLC, (“ADLLC”) serves as principal underwriter and distributor of the Policies.

(a) In addition to Allstate Life Variable Life Separate Account A, ADLLC serves as the principal distributor of certain life insurance policies and the following separate accounts:

    Allstate Life Insurance Co Variable Annuity Separate Account C

    Allstate Life of New York Variable Life Separate Account A

    Allstate Assurance Company Variable Life Separate Account

    Intramerica Variable Annuity Account

    Lincoln Benefit Life Variable Life Account

(b) The following are the directors and officers of ADLLC. The principal business address of each of the officers and directors listed below is 3075 Sanders Road, Northbrook, IL 60062.

Name	Position with Distributor

MARY K. NELSON	MANAGER, AND CHAIRMAN OF THE BOARD AND PRESIDENT

ANGELA K. FONTANA	MANAGER, VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

REBECCA D. KENNEDY	MANAGER

BRIGITTE K. LENZ	MANAGER

JESSE E. MERTEN	MANAGER

JOHN C. PINTOZZI	SENIOR VICE PRESIDENT AND CONTROLLER

CHRISTINA HWANG	SENIOR VICE PRESIDENT

KENNETH P. PRIESS	VICE PRESIDENT AND TREASURER

COURTNEY V. WELTON	SENIOR VICE PRESIDENT AND CHIEF PRIVACY AND ETHICS OFFICER

DANA GOLDSTEIN	CHIEF COMPLIANCE OFFICER

DANIEL G. GORDON	VICE PRESIDENT AND ASSISTANT SECRETARY

LISETTE S. WILLEMSEN	ASSISTANT SECRETARY

CAROL E. LUNDAHL	VICE PRESIDENT AND ASSISTANT TREASURER

MARILYN V. HIRSCH	SENIOR VICE PRESIDENT AND ASSISTANT TREASURER

JOSEPH M. WASHBURN	VICE PRESIDENT AND ASSISTANT TREASURER

(c) Compensation of ADLLC

ADLLC did not receive, directly or indirectly, any commissions or other compensation from the Registrant during the Registrant’s last fiscal year. The following commissions and other compensation were received by Morgan Stanley & Co. LLC, the former principal underwriter for the contracts supported by the Registrant, directly or indirectly, from the Registrant during the Registrant’s last fiscal year (all such compensation was paid by Allstate Life Insurance Company of New York):

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Other Compensation
Morgan Stanley & Co. LLC	$0	$0	$0	$0

30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through Wilton Reassurance Company, 20 Glover Avenue, 4th Floor, Norwalk, CT 06850 and the Principal Underwriter, ADLLC, located at 3075 Sanders Road, Northbrook, Illinois 60062.

31. MANAGEMENT SERVICES

None

32. UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

Registrant furthermore agrees to include either, as part of any prospectus or application to purchase a contract offered by the prospectus, a toll-free number that an applicant can call to request a Statement of Additional Information or a post card or similar written communication that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

The Company represents that it is relying upon a November 28, 1988 Securities and Exchange commission no-action letter issued to the American Council of Life Insurance (“ACLI”) and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

REPRESENTATION REGARDING CONTRACT EXPENSES

Wilton Reassurance Life Company of New York hereby represents that the aggregate fees and charges deducted under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Wilton Reassurance Life Company of New York.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant Registration Statement and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Norwalk, State of Connecticut, on the day of November 1, 2021.

ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A (REGISTRANT)

By:
Michael E. Fleitz*, Director and Chairman of the Board

BY: WILTON REASSURANCE LIFE COMPANY OF NEW YORK (DEPOSITOR)

By:
Michael E. Fleitz*, Director and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the day of November 1, 2021.

Signature	Title	Date

	Director and Chairman of the Board	11/01/21
Michael E. Fleitz*	(Principal Executive Officer)

	Director and Vice Chairman	11/01/21
Dmitri Ponomarev*

	Director, Senior Vice President, Chief	11/01/21
Perry H. Braun*	Investment Officer

	Director, President	11/01/21
Scott Sheefel*

	Director, Chief Financial Officer, Senior	11/01/21
Steven D. Lash*	Vice President (Principal Financial Officer)

	Director	11/01/21
John P. Schreiner*

	Director	11/01/21
David Overbeeke*

	Director	11/01/21
John J. Quinn *

	Director	11/01/21
Robert Deutsch *

	General Counsel, Senior Vice President,	11/01/21
Mark R. Sarlitto*	Secretary

	Vice President, Controller	11/01/21
Robert Fahr*	(Principal Accounting Officer)

_/s/ Jaime Merritt
*Signed by Jaime Merritt as Attorney in Fact

EXHIBIT INDEX

(1)(d) Board of Directors Resolution approving plan of merger – Allstate New York

(1)(e) Board of Directors Resolution approving plan of merger – WRNY

(3)(a) Amendment to Principal Underwriting Agreement

(3)(b) Amendment to Amended and Restated Principal Underwriting Agreement

(6) Amended and Restated Charter of Wilton Reassurance Life Company of New York

(8)(h) Service Agreement among Allstate Life Insurance Company of New York, Intramerica Life Insurance Company and Wilton Re Services, Inc., effective October 1, 2021

(9) Opinion and Consent of Counsel

(10)(a) Consent of Deloitte & Touche, LLP

(99) Power of Attorney Fleitz, Ponomarev, Braun, Sheefel, Lash, Schreiner, Overbeeke, Quinn, Deutsch, Sarlitto, Fahr